CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
As confidentially submitted to the Securities and Exchange Commission on July 27, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UBIC, INC.
(Exact name of registrant as specified in its charter)

Japan (State or other jurisdiction of Incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification Number)

Meisan Takahama Building
2-12-23, Kounan
Minato-ku, Tokyo 108-0075
Japan
+81 (0) 3-5463-6344
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Naritomo Ikeue, President
UBIC North America, Inc.
3 Lagoon Drive, Suite 180
Redwood City, CA 94065
(650) 654-7664
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael S. Turner, Esq. DLA Piper LLP (US) 33 Arch Street, 26th Floor Boston, MA 02110 Tel: (617) 406-6014 Fax: (617) 406-6114	Jack I. Kantrowitz, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 335-4845 Fax: (212) 884-8645	Yvan-Claude J. Pierre, Esq. William N. Haddad, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400 Fax: (212) 521-5450

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement has been declared effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)(2)(3)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee

Common stock(4)			$	$

(1)
Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Includes common stock initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the common stock are first bona fide offered to the public.

(3)
Includes shares subject to the underwriters' option to purchase additional shares.

(4)
Includes shares subject to the underwriters' option to purchase additional shares. American depositary shares evidenced by American depository receipts issuable upon deposit of shares of common stock registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                        ). Each American depositary share represents                        of one share of common stock.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July [    •    ], 2012

PROSPECTUS

[COMPANY LOGO]

UBIC, Inc.

                            American Depositary Shares
Representing                            Shares of Common Stock

        This is the initial public offering of our American Depositary Shares, or ADSs. We are offering                        ADSs. Each                        ADSs represents                        of one share of our common stock, deposited with                        , as depositary. The ADSs are evidenced by American Depository Receipts, or ADRs.

        Prior to this offering, there has been no public market for our ADSs. We expect that the initial public offering price of our ADSs will be between $                        and $                         per ADS. We have applied for the listing of our ADSs on the Nasdaq Global Market under the symbol "UBIC."

        Our common stock currently is listed on the Mothers Marketplace of the Tokyo Stock Exchange under stock code number 2158. On                                    , 2012, the last reported sale price of our common stock on the Tokyo Stock Exchange was ¥                per share.

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

        Investing in our ADSs involves risks. See the section entitled "Risk Factors" beginning on page 10 for a description of various risks you should consider in evaluating an investment in our ADSs.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to UBIC	$	$

        We have granted the underwriters a 45-day option to purchase up to an additional                        ADSs at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs to purchasers on or about                                    , 2012.

                        , 2012

        You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell ADSs and seeking offers to buy ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ADSs.

i

PROSPECTUS SUMMARY

        The following summary highlights information contained in this prospectus and should be read in conjunction with the more detailed information contained in this prospectus and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our ADSs, you should read the entire prospectus carefully, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Position and Results of Operations" and our audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

        For convenience, certain amounts in Japanese yen have been converted to United States dollars at the daily exchange rate as certified by the Board of Governors of the Federal Reserve System on March 31, 2012, which was $1.00 = ¥82.41. For other information, see "Conventions Applicable to This Prospectus."

        Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. Unless otherwise indicated, all share and per share numbers in the prospectus have been retroactively adjusted to reflect a two-for-one stock split of our common stock effected on October 1, 2011 and a two-for-one stock split effected on April 1, 2012, as if both such stock splits had occurred on April 1, 2009.

Company Overview

        We are a leading provider of Asian-language eDiscovery solutions and services. We have extensive experience and expertise in Japanese, Korean and Chinese, as well as English, eDiscovery and electronic data forensic investigations. From our offices in Japan, the United States, Korea, Taiwan and Hong Kong, we assist our clients in cross-border litigation, administrative proceedings and internal investigations, including those related to the Foreign Corrupt Practices Act (FCPA), international cartel investigations, intellectual property (IP) litigation and product liability (PL) investigations. Our main strengths include our specialized Asian-language support capabilities and our independently developed Lit i View™ eDiscovery solution.

        Our proprietary, advanced technology platform, Lit i View™, Version 4.0, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. We also recently launched our flexible and customizable Legal Cloud™ service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations.

        With flexible, customizable end-to-end solutions and services covering the entire electronic discovery reference model (EDRM) life-cycle for corporate litigation strategy and crisis management, we have assisted customers in more than 250 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 500 corporate investigations in Japan, Korea, China and Singapore. Assisted by highly experienced, U.S.-licensed litigation attorneys, we provide a range of services facilitating fact discovery, patent management, security, corporate risk audit and regulatory compliance that can provide significant cost savings to our clients.

        We have achieved strong and significantly improved financial results, with total revenue increasing to ¥5,136.2 million (or $62.3 million) in the year ended March 31, 2012, or fiscal 2011, compared with ¥2,686.1 million (or $32.6 million) in fiscal 2010, and compared with ¥1,098.2 million (or $13.3 million) in fiscal 2009. We have also achieved increased profitability, with net income increasing to ¥1,370.6 million (or $16.6 million) in the year ended March 31, 2012, or fiscal 2011, compared with ¥787.8 million (or $9.56 million) in fiscal 2010, and compared with a loss of ¥418.3 million (or $5.1 million) in fiscal 2009.

Industry Overview

        eDiscovery solutions enable organizations to identify, preserve, collect, process, review, analyze and produce data in order to meet compliance, records management and/or legal discovery requirements. Data is collected from numerous sources that include email, text documents, images, databases, audio files, web sites, computer applications and other corporate repositories. The growth of data among businesses has continued to rise at an exponential rate. While email remains the primary application driving eDiscovery growth, there is also dramatic growth being driven by content from Microsoft SharePoint, social media services, instant messaging (IM) and SMS text messaging.

        eDiscovery is fundamentally different from paper-based evidence discovery primarily because of the much higher volume of electronic information compared to paper-based evidence. It has been estimated that enterprise information stored in one computer is equivalent to four truckloads of printed material. In addition to documents, emails and data files generated by software applications also need to be analyzed. It is therefore impossible to investigate archives of electronic information manually. If an attorney wants to achieve success in a lawsuit and avoid sanctions, an automated process must be utilized to identify and provide all relevant documents that are stored together with a far larger collection of irrelevant documents. Providing relevant documents is also a very important concern for the enterprise, which generally would strongly prefer to maintain confidentiality of those documents and other materials it is not legally required to produce.

        Industry analysts estimate that total eDiscovery revenue relating to U.S. lawsuits was $3.3 billion in 2009, and will grow to an estimated $5.7 billion in 2013, or a compound annual growth rate (CAGR) of approximately 14.6%. The Gartner, Inc. 2011 Magic Quadrant for E-Discovery Software report estimates that the world's enterprise eDiscovery software market (excluding value added services) was $889 million in 2009, and will grow to an estimated $1.5 billion in 2013, or a CAGR of approximately 12.3%. In addition to these software revenues, Gartner also estimates that by 2013, value added services represented by software-as-a-service (SaaS) and business process utilities will account for 75% of the total revenue derived from the processing, review, analysis and production of electronically stored information (ESI). We participate primarily in the value added services portion of the eDiscovery market.

        Similarly, the Radicati Group, Inc. 2011 eDiscovery Market, 2011-2015 report estimates that the eDiscovery solutions market for advanced electronic data identification, collection, analysis and presentation tools (excluding value added services) to grow from an estimated $840 million in 2011, to an estimated $1.67 billion in 2015, or a CAGR of approximately 15.8%.

UBIC's Competitive Advantages

        We have designed our solutions and services to provide a comprehensive solution to meet the challenges of managing eDiscovery and electronic data forensic investigations. The principal ways in which our solution addresses these challenges include:

  •
  Accurate Processing of Asian-language Characters. Our predictive coding solution based on our proprietary text mining technology, allows us to accurately handle Asian-language (as well as English) characters, encoding schemes and native file systems; our solutions and services allow us to accurately assess and convert Asian character sets such as Kanji, Hiragana, Katakana, Cantonese, Mandarin and Korean, into the traditional Unicode Transformation Format (UTF), but also into several other complex encoding schemes such as Extended Unix Code (EUC), International Organization for Standardization (ISO), American Standard Code for Information Interchange (ASCII) and others, thus maintaining the fidelity of the search methodology.

  •
  Automated Identification of Relevant Text and Documents. Our solutions and services enable a process that permits the automated identification of relevant text and documents in Asian languages, including Japanese, Chinese and Korean, thus reducing the number of steps in the review process and thereby providing significant savings in time and cost of document review; because our solutions more accurately identify Asian characters and documents responsive to the search, we reduce the number of documents that need to be manually handled and reviewed by persons, and we are less likely to fail to identify an important document.

  •
  Seamless Interaction with Numerous Software Applications. Our solutions and services have been continuously expanded, tested, improved and refined as a result of our extensive experience and technical knowledge and skills accumulated in analyzing electronic data of Asian companies since our inception in 2003; because we are able to detect, extract and index all character codes which express Asian languages, and our solutions works seamlessly with more than 20 software applications, including unique email applications other than Outlook, we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors. This is particularly important to Asian clients because there is a much larger range of email and office software programs and protocols in general use in Asia than in the United States.

  •
  Multiple Convenient Data Processing Sites. We believe we are the only eDiscovery provider with a data processing center in each of Japan, Korea and Taiwan. Thus, we can conduct the entire process of eDiscovery in Asia and therefore avoid sending non-responsive electronic data to law firms or other parties in the United States and potentially making such confidential and proprietary data subject to the jurisdiction of U.S. courts.

  •
  Flexible Cloud Hosting Service. Our solutions include a flexible and customizable Cloud data hosting service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. Because we are experienced in handling large volumes of data in connection with our eDiscovery solutions, we are able to host litigation data in a flexible and cost-efficient manner.

  •
  Expanded Electronic Data Forensic Investigations. We have adapted the technology that we developed in the area of electronic data forensic investigations, including the provision of solutions and services to government, police and military agencies, to create powerful eDiscovery solutions and services; and in turn, the lessons we have learned in our eDiscovery business, such as how to construct electronic searches that yield the most accurate and complete results, have enabled us to further develop our consulting and audit services and to improve our electronic data forensic investigations, tools and training.

Our Growth Strategy

        Our objective is to enhance our position as a leading provider of eDiscovery and electronic data forensics solutions and services in Asia, as well as significantly increase our provision of these solutions and services in the United States, the world's largest and most advanced market for these services. Key elements of our strategy include:

  Expand our presence and direct sales in the United States

        Our most important corporate priority is to expand our business in the United States. We plan to continue to increase our marketing and business development efforts in the United States in order to make UBIC a recognized brand in the United States litigation and eDiscovery business, not only for our current target market of Asian companies operating in the United States, but also for U.S. companies with Asian subsidiaries and operations.

        In 2007, we opened our first office in the United States in Silicon Valley. Subsequently in 2011 and 2012 respectively, we opened offices in Reston, Virginia to serve the Washington DC area, and New

York City to further serve the concentration of law firms in Manhattan. From our United States offices, our most senior executives and sales personnel, including our Executive Vice-President, Chief Operating Officer and Director, Naritomo Ikeue, are executing on this most important corporate priority of expanding our United States business. We currently have approximately 16 employees based in the United States.

  Broaden and develop strategic relationships

        We plan to continue to expand our existing relationships and develop new relationships with United States and international law firms, litigation consultants and other providers of eDiscovery and electronic data forensics solutions and services that would benefit from our leading technology solutions for Asian-language characters, encoding schemes and native file systems. We believe that these types of strategic relationships with United States and international law firms will allow us to expand our reach with global enterprises, especially those based in the United States, and improve our insight into emerging industry trends. We believe that there are many potential partners, and we plan on developing several strategic relationships in the near term.

  Extend our technology leadership and solution management services

        We plan to enhance our existing solutions and introduce and improve our solutions and services to address emerging trends and regulatory requirements, and target new market opportunities. We have made and will continue to make significant investments in research and development to introduce new versions of our solutions that incorporate innovative features, improved functionality and address unique business requirements. We also plan to continue to create, refine and deliver innovative management service offerings that provide faster deployment of our solutions and services, and more accurate and complete results, and thus add more value to our customers.

        While we believe that Lit i View™, Version 4.0, is the leading solution for Asian-language eDiscovery, we plan to continue to enhance our solution. We also recently launched our flexible and customizable Legal Cloud™ service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. We are also working to achieve cost reductions in connection with eDiscovery by improving upon the current efficiency of reviewing data through new analytic capabilities relying on techniques borrowed from artificial intelligence research.

  Expand to new geographies

        Given the success of our expansion beyond Japan to the United States, Hong Kong, Korea and Taiwan, we plan to use our resources to expand our sales and marketing efforts to new geographies, including the European Union and China. Global business expansion has increased the incidence of investigations and lawsuits related to such matters as antitrust, intellectual property infringement and other data intensive matters. While most countries do not have the same eDiscovery mandates of the United States, enterprises located throughout the European Union, China and other regions conduct their business in such a manner as to become subject to the reach of United States' lawsuits and the antitrust authorities of the United States and the European Union. In particular, the competition and antitrust departments of the European Union have become increasingly active and are demanding access to a broader range of documents as part of their investigations.

  Pursue strategic opportunities

        We may pursue acquisitions that we believe will provide solutions and/or technologies that are complementary to our current offerings. We continually seek to enhance and expand the functionality of our solution and in the future we may pursue acquisitions that will enable us to offer more comprehensive functionality to customers. We currently have no plans, proposals or arrangements with respect to any acquisition.

Corporate History and Structure

        The following chart shows our current corporate structure:

THE OFFERING

ADSs we are offering	ADSs
ADSs outstanding immediately after this offering	ADSs (or if the over-allotment is exercised in full)
Shares of common stock outstanding immediately after this offering	shares
The ADSs

Each ADS represents                    of one share of our common stock. The ADSs will be evidenced by ADRs. The depositary will be the registered holder of the common stock underlying your ADSs. You will have the rights as provided in the deposit agreement. In the event that we declare dividends on our shares, the depositary will pay you the cash dividends and other distributions it receives on our ADRs, after converting the amounts it receives in yen into U.S. dollars and deducting its fees and expenses. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                    , based on an assumed offering price of $                    per ADS, the mid-point of the expected range and after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and possible acquisitions and investments, including the development or acquisition of complementary technology useful in our operations and with respect to our intention to expand our operations in the United States and Asia. See "Use of Proceeds" on page 26.

Proposed Nasdaq Global Market symbol	We have applied to list our ADSs on the Nasdaq Global Market under the symbol "UBIC."
Lock-up

We and our executive officers and directors have agreed with the underwriters not to dispose of or hedge any ADSs or shares of our capital stock or securities convertible into or exchangeable for ADSs or shares of our capital stock during the period from the date of this prospectus continuing (i) in our case, through the date 90 days after the date of this prospectus, and (ii) in the case of our executive officers and directors, through the date 180 days after the date of this prospectus, in each case, except with the prior written consent of                  or in other limited circumstances. See "Underwriting" on page 109.

Depositary
Custodian

Option to purchase additional ADSs	We have granted to the underwriters an option, which is exercisable within 45 days from the date of this prospectus, to purchase up to an additional ADSs to cover over-allotments.
Timing and settlement for ADSs

The ADSs are expected to be delivered against payment on                    , 2012. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Risk factors

Investing in our ADSs involves a high degree of risk. Please see the section entitled "Risk Factors" starting on page 10 of this prospectus to read about risks that you should consider carefully before buying shares of our ADSs.

        Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 3,193,136 shares outstanding as of June 30, 2012 and excludes:

  •
  100,000 shares issuable upon exercise of granted options with a weighted average exercise price of ¥1,840.2 per share of which options to purchase 20,000 shares are exercisable beginning June 18, 2013, and options to purchase 80,000 shares are exercisable beginning April 29, 2014.

        Unless otherwise indicated, the share information in this prospectus is as of June 30, 2012 and reflects or assumes:

  •
  our two-for-one stock split that we effected on October 1, 2011;

  •
  a second two-for-one stock split that we effected on April 1, 2012; and

  •
  that the underwriters do not exercise their over-allotment option to purchase up to an additional                     ADSs from us.

Corporate Information

        Our executive offices are located at Meisan Takahama Building, 2-12-23, Kounan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (0) 3-5463-6344. Our corporate website is www.ubic.co.jp. Information contained on or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this prospectus. Investor inquiries shall be directed to us at the address and telephone number of our principal office set forth above.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following tables present our summary consolidated financial information for the periods indicated and should be read in conjunction with the information contained in "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Historical operating information may not be indicative of our future performance. The consolidated financial statements are reported in Japanese yen and have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements as of and for the years ended March 31, 2010, 2011, and 2012 have been audited by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.

	For the year ended March 31,
	2010	2011	2012	2012
	(thousands of yen except per share data)			(thousands of
				dollars except per share data)
Revenue	¥1,013,490	¥2,635,430	¥5,095,939	$61,836
Revenue from a related party	80,072	40,764	27,862	338
Operating revenue from reimbursed direct costs	4,605	9,899	12,427	151

Total revenue	1,098,167	2,686,093	5,136,228	62,325

Cost of revenue	703,010	966,352	1,600,425	19,420
Reimbursed direct costs	4,605	9,899	12,427	151
Selling, general and administrative expenses	574,001	669,742	1,153,438	13,996

Total operating expense	1,281,616	1,645,993	2,766,290	33,567

Operating income (loss)	(183,449)	1,040,100	2,369,938	28,758
Interest income	3,441	3,410	2,052	25
Interest expense	(13,247)	(14,262)	(13,360)	(162)
Foreign currency exchange gains (losses)	(14,384)	(39,942)	10,294	125
Impairment loss on security	(108,540)	—	—	—
Dividend income	—	—	4,500	55
Other—net	94	1,296	655	8

Income (loss) before income taxes	(316,085)	990,602	2,374,079	28,809
Income taxes	102,213	202,827	1,003,441	12,176

Net income (loss)	(418,298)	787,775	1,370,638	16,633
Less: Net income (loss) attributable to noncontrolling interests	—	(933)	2,951	36

Net income (loss) attributable to UBIC, Inc. shareholders	¥(418,298)	¥788,708	¥1,367,687	$16,597

Net income (loss) attributable to UBIC, Inc. shareholders per share(1)
Basic	¥(182)	¥334	¥515	$6
Diluted	¥(182)	¥249	¥422	$5

(1)
Share and per share data give effect to a 2-for-1 share split effected on October 1, 2011 and the 2-for-1 share split effected on April 1, 2012, as if such share splits had occurred on April 1, 2009.

	As of March 31, 2012
	Actual	As Adjusted(1) (unaudited)
	(thousands of yen)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥2,410,304
Total current assets	3,643,020
Total noncurrent assets	1,336,656
Total assets	4,979,676
Total current liabilities	1,763,575
Working capital	1,879,445
Long-term debt	400,020
Total noncurrent liabilities	476,547
Total liabilities	2,240,122
Total shareholders' equity	2,727,536
Total net assets	2,739,554

(1)
Reflects the results of the sale by us of                    ADSs in this offering at an assumed public offering price of $                    per ADS and our receipt of $                    in estimated net proceeds of the offering, after deducting underwriting discounts and estimated offering expenses payable by us.

RISK FACTORS

        An investment in our ADSs involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making a decision to invest in our ADSs. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially and adversely affected. This could cause the trading price of our ADSs to decline and a loss of all or part of your investment.

Risks Related to Our Business

We may not maintain our current level of revenues and profits or achieve our expected revenues and profits in the future.

        Our business is principally conducted in Japan and other Asian countries and most of our revenues are from customers operating in Asia. If the Japanese economy deteriorates or does not improve, it may become difficult to maintain our current level of revenues and margins or achieve our expected revenues and profits, particularly in systems integration, or payout our target dividends.

        The powerfully destructive earthquake and tsunami that struck northeastern Japan on March 11, 2011, did not have a material adverse effect on our revenues or income for the fiscal years ended March 31, 2011 or 2012. However, if a similar environmental catastrophe were to occur or should regions in which our data centers are located experience the disruption of social infrastructure or power shortages and other impacts due to similar causes, our backbone network and service facilities could fail and as a result, we may suffer direct and indirect damages, which may adversely affect our financial condition and results of operations.

        In addition to factors related to general economic conditions in Japan and other Asian countries and recent natural disasters, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:

  •
  a decrease in revenues from our forensics or eDiscovery services if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if there are cancellation or scale-down of large accounts or if the service prices fall dramatically,

  •
  failure to control personnel and outsourcing costs, if personnel and outsourcing costs increase, or we fail to manage personnel and outsourcing resource effectively or fail to cover outsourcing costs by raising enough revenues from systems integration and outsourced projects,

  •
  an increase in SG&A costs, such as personnel expenses, advertising expenses and office rent-related expenses, in conjunction with our expected, planned or continued business expansion, or

  •
  a negative effect on our credibility or corporate image, revenues and profits if we are unable to provide our services without interruption to customers.

Our business may be adversely affected if our forensics or eDiscovery systems suffer interruptions, errors or delays.

        Interruptions, errors or delays with respect to our forensics or eDiscovery systems may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment is concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to keep and manage our confidential customer information, or if our technical systems suffer interruption or damage, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.

        We keep and manage confidential information and/or privileged data obtained from our customers. We exercise care in protecting the confidentiality and integrity of such information and take steps to ensure its security. However, we can give no assurance that the steps taken by us in this regard will be adequate to protect our customer' confidential information or privileged data. A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from fire, floods, network failure, hardware failure, software failure, power loss, telecommunication failures, computer viruses, denial of service attacks, penetration of our network by unauthorized computer users and "hackers" and other similar events, and other unanticipated problems. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information.

        Any of the disruptions or events listed above could cause material interruptions or delays in our business, resulting in the loss of data or rendering us unable to provide services to our consumers. In addition, if anyone can circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Although we have taken measures that we consider to be prudent and adequate to protect against these events, we may not have developed or implemented adequate protections or safeguards to overcome the damage they may cause. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our data systems. If any material leak of customer information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a material decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.

If we fail to effectively manage our growth, our business, financial condition, results of operations and business prospects may be materially adversely affected.

        We have limited operational, administrative and financial resources, which may be inadequate to sustain our rapid growth and planned expansion. If our customer base continues to expand, we will need to increase our investments in our technology platform, facilities and other areas of operations, including customer service and sales and marketing. Our future success will depend on, among other things, our ability to effectively maintain our relationships with our key customers, to continue training, motivating and retaining our key employees and attract and integrate new employees, and to maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. and Japanese securities laws, is complete and accurate.

        We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our current and planned growth we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial commitment of financial and management resources. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with customers. These efforts require substantial management efforts and skills and may incur additional expenditures.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

        Our markets are characterized by:

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  frequent new product and service introductions;

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  continually changing customer requirements; and

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  evolving industry standards.

If we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose customers.

        Our pursuit of necessary technological advances will require consistent commitment, substantial time and expense. Some of our competitors have greater financial and other resources than we do and, therefore, may be better able to meet the time and expense demands of achieving technological advances. This may allow our competitors to respond more quickly to new and emerging technologies and standards or invest more heavily in upgrading or replacing equipment to take advantage of new technologies and standards.

We face significant competition and may be unable to compete successfully against our competitors, which would have a material adverse effect on our business and results of operations.

        Our primary competitors are companies with long established eDiscovery operations, which have significant, and often multi-faceted, operations with law firms and companies operating internationally. Many of these competitors have significantly greater financial resources, longer operating histories and more experience in attracting and retaining customers and managing relationships with the law firms and companies that constitute our target customers than we do. They may compete with us for customers in a variety of ways, including, without limitation, with respect to price and their more extensive eDiscovery experience. If any of our competitors provide or develop comparable or superior computer forensic or eDiscovery services, the results would have a material adverse effect on our results of operations.

We depend on our key personnel for the success of our business, and losing their services would severely disrupt our business.

        Our future success is heavily dependent upon the continued service of our key executives, including Masahiro Morimoto, our founder, Chairman and Chief Executive Officer, and Naritomo Ikeue, our Executive Vice-President and Chief Operating Officer, among others. If we lose the services of senior members of our management or other key employees, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement with us. We do not maintain key-man life insurance for any of our key executives. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share-based compensation in the form of options to certain members of our senior management and key employees, all of which either have been exercised or are not yet exercisable. Such retention awards may cease to be effective to retain our current employees.

We will require additional human resources and will incur increased costs and administrative workload as a result of being a U.S. public company.

        After the completion of this offering, as a public company in the United States we will be subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the regulations promulgated thereunder, and the listing standards of the Nasdaq. We are first required to comply with Section 404 when filing our annual report on Form 20-F for the fiscal year ending March 31, 2014, although, as an emerging growth company, as defined in Section 2(a) of the Securities Act, we may decide to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, which, assuming we continue to be an emerging growth company, would allow us to delay complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year following the fifth anniversary of our public offering. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

        The Exchange Act requires, among other things, that we file or furnish annual and current reports with respect to our business and financial condition and we will need to continue to produce financial statements on a consolidated basis in U.S. GAAP, in addition to our Japanese GAAP statutory financial statements, on a timely basis. Prior to this offering, we have not been required to comply with these regulatory obligations and we have not put in place accounting and disclosure staffing and systems that are designed to meet our obligations under the regulatory framework for U.S. reporting companies listed on the Nasdaq. Because we do not have sufficient U.S. GAAP expertise at the Company, we have employed external consultants on a temporary basis to assist us to prepare the consolidated U.S. GAAP financial statements included elsewhere in this prospectus.

        Once we are a public company listed on Nasdaq, we will need to acquire the internal resources or continue to utilize these outside consulting resources in order to meet both of these financial reporting requirements going forward, either of which would require significant expenditures. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate additional costs that we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

        Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective, it may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. As a result, such firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of Nasdaq listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us a reliability of our financial statements.

In connection with the preparation of our U.S. GAAP financial statements, our management identified a material weakness in our internal control over financial reporting.

        In connection with the preparation of our U.S. GAAP financial statements, our management, including our chief executive officer and chief financial officer, considered our internal controls and identified a deficiency that they concluded represented a material weakness. Our management determined that our accounting and disclosure staffing and systems for preparing financial statements under U.S. GAAP were deficient and such deficiency is considered a deficiency in the design and operating effectiveness of internal controls. Our management observed that our current practice of relying on external consultants for the preparation of U.S. GAAP financial statements left us with deficient internal policies or manuals upon which to rely in our preparation of such U.S. GAAP financial statements.

        We recently have taken initial steps to remediate the material weakness, including the hiring of two additional employees for our internal accounting staff who possess U.S. GAAP accounting experience. We are also in the process of developing a comprehensive plan to remediate the material weakness. Our management will be required to devote a substantial amount of time to remediation of this material weakness. Under auditing standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We cannot provide any assurance that the steps we have taken have materially remedied the material weakness identified by our management or there will not be other material weaknesses that we will identify. If we identify such issues or if we are unable to prepare accurate and timely U.S. GAAP financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with listing requirements of NASDAQ.

Undetected programming errors could harm our reputation or decrease market acceptance of our computer forensics and eDiscovery services, which would materially and adversely affect our results of operations.

        Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. We generally have been able to resolve such flaws and errors. However, we cannot assure you that we will be able to detect and resolve all these programming flaws and errors in a timely manner. Undetected programming errors, defects and resulting unsatisfactory customer service to customers can disrupt our operations, adversely affect the customer experience, harm our reputation, or cause our customers to reduce their use of our services, any of which could materially and adversely affect our results of operations.

Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.

        We regard a substantial portion of our software solutions and systems as proprietary and rely on statutory copyright, trademark, patent, trade secret laws, customer license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. We cannot assure you that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

        Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies is evolving rapidly and is subject to a great deal of uncertainty. Some third party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations in such a way so as to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Third parties may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

If we are not able to successfully market our services to new and existing customers and to build our brand and achieve market acceptance for our solutions and services, we may not be able to maintain and expand our operations and our results may be adversely affected.

        For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki, Yazaki Corporation, and TMI Associates represented approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of our total revenue. For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, two customers represented by Quinn Emanuel Urquhart & Sullivan, LLP, and Sanyo Electric Co., Ltd. represented approximately 18.5 percent, 12.2 percent, 11.8 percent, and 11.6 percent, respectively, of our total revenue. While we derive a significant portion of our revenue from a small number of substantial customers, the specific customers change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments.

        Our clients and potential clients use eDiscovery and forensic services, for the most part, on an "as needed basis," when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a company's demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

        In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that, when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive alternative. If our marketing and brand building efforts are not successful and we are not able to secure new mandates when existing contracts reach their conclusion, we may have difficulty maintaining and increasing the use of our services and our quarterly and annual results of operations could be materially adversely affected.

Our solutions incorporate and work in conjunction with third-party hardware and software products. If this hardware or software were not available to us at reasonable cost or at all, our results of operations could be adversely impacted.

        Although our solutions primarily rely on our own core technologies, some of our solutions incorporate third-party hardware and software products. In addition, our solutions are designed to work in conjunction with the third-party hardware and software in our customers' existing systems. If any third party were to discontinue making their products available to us or our customers on a timely basis, or were to increase materially the cost of their products, or if our solutions failed to properly function or interoperate with replacement hardware or software products, we may need to incur costs in finding replacement products and, if necessary, redesigning our solutions to function with or on replacement third-party products. Replacement products may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our solutions on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

Future government legislation or changes in court rules could adversely affect our ability to sell our eDiscovery systems.

        The delivery of our eDiscovery services is not directly regulated by the U.S. or Japanese governments. Our eDiscovery solutions and the customers we serve are, however, directly or indirectly affected by federal and state laws and regulations and court rules. For example, any amendments to the Federal Rules of Civil Procedure regarding discovery of "electronically stored information" could affect our customers, and indirectly, our ability to productively market and sell our eDiscovery solutions. Future federal or state legislation or court rules, or court interpretations of those laws and rules, could have an adverse impact on our revenues and results of operations.

Our ability to expand our operations and maintain or increase our revenue is dependent on the quality of our offerings of solutions and services, and our failure to perform at a high level and provide high quality service could have a material adverse effect on our results of operations.

        Our customers depend upon our customer service and support staff to meet their eDiscovery and forensic analysis needs. High-quality support services are critical for the successful and sale of our services and solutions. If we fail to provide high-quality support on an ongoing basis, our customers may react negatively and our reputation in the marketplace could be materially and adversely affected, which would negatively impact our ability to secure contracts from existing and potential customers. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

Our principal shareholders, directors and executive officers own a large percentage of our shares and will, following the completion of this offering, have approximately 50% of our aggregate voting power, allowing them to exercise substantial influence over matters subject to shareholder approval.

        Following the completion of this offering, assuming no exercise of the underwriters' over-allotment option, our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares and their respective affiliates will beneficially own 50% of our issued and outstanding voting shares. Accordingly, these executive officers, directors and principal shareholders will have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors' perception that conflicts of interest may exist or arise.

If securities or industry analysts publish negative reports or cease to publish reports about our business, the price and trading volume of our securities could decline.

        The trading market for our ADSs will depend in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluation of our common stock, the price of our ADSs could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the market for our ADSs, which in turn could cause the price of our ADSs or trading volume to decline or adversely affect the liquidity of the market for our ADSs.

Certain judgments obtained against us by holders of our ADSs may not be enforceable.

        We are a company incorporated under the laws of Japan and our principal offices and assets are located in Tokyo. We conduct only a minority of our business in the United States and most of our assets are located in jurisdictions, including Japan, Korea and Taiwan, outside the United States. In addition, with one exception, all of our directors and executive officers, and most of the experts named in this prospectus, reside in jurisdictions outside of the United States and substantially all of the assets of these persons are located in those non-U.S. jurisdictions. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. For example, Japan does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Japanese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

        There is no statutory recognition in Japan of judgments obtained in the United States, although the courts of Japan will in certain circumstances recognize and enforce a civil, final judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, it may be difficult to enforce a civil judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws.

Risks Associated with this Offering and our ADSs

There is no existing market for our ADSs and an active trading market for our ADSs that would provide you with adequate liquidity may not develop.

        Prior to this offering, there was no public market for our ADSs. There can be no guarantee that an active and liquid public market for our ADSs will develop or be sustained after this offering. In addition, although a public market on the Tokyo Stock Exchange for our shares exists in Japan and all of the shares of our common stock outstanding on the date of this prospectus are freely tradable in that market after the completion of this offering, we cannot assure you that any of those shares will be deposited with the depository in exchange for ADSs that would be freely tradable on the NASDAQ. Therefore, the relatively small number of ADSs being sold in this offering may effectively limit their liquidity. If you purchase our ADSs in this offering, you will purchase them at a price that, although reflecting, in part, the price of our common stock on the Tokyo Stock Exchange, was not established in a competitive market. Rather, our ADSs sold in this offering will be sold at a price that we negotiated with the representative of the underwriters and such price may not be indicative of the price at which our ADSs will trade in the market following this offering.

        For these reasons, the market price of our ADSs may be volatile and subject to wide fluctuations, and you may not be able to resell at or above the initial public offering price. The market price of our ADSs could be lower than the price you pay in response to a variety of factors, some of which are beyond our control and may not be related to our operating performance. The price of our ADSs may fluctuate as a result of:

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  introduction of new products, services or technologies offered by us or our competitors;

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  any failure to meet or exceed revenue and financial projections we provide to the public;

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  actual or anticipated variations in our quarterly operating results or those of other companies in our industry;

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  our failure to meet or exceed the estimates and projections of the investment community;

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  general market conditions and overall fluctuations in United States or Japanese equity markets;

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  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

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  disputes or other developments relating to proprietary rights, including patents and our ability to obtain protection for our intellectual property;

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  additions or departures of our key management personnel;

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  issuances by us of debt or equity securities;

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  Litigation involving our company, including: shareholder litigation; investigations or audits by regulators into the operations of our company; or proceedings initiated by our competitors or customers;

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  changes in the market valuations of similar companies;

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  significant sales of our ADSs or common stock by our shareholders in the future; and

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  the trading volume of our ADS.

        In addition, the securities market has experienced significant price and volume fluctuations not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

The value of our ADSs may not perfectly track the price of our common stock.

        Our common stock currently trades on the TSE under stock code number 2158. Active trading volume and efficient pricing for our common stock on the TSE will usually, but not necessarily, indicate similar characteristics in respect of our ADSs. In addition, the terms and conditions of our agreement with our depositary may result in less liquidity or lower market value of the ADS than for our common stock. Since the holders of our ADSs may surrender the ADSs to take delivery of and trade our common stock (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for our common stock may result in an illiquid market for our ADSs. Therefore, the trading price of our common stock may not be correlated with the price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by certain of our existing shareholders for their shares of our common stock on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $                        per ADS (assuming no exercise of outstanding options to acquire shares of our common stock), representing the difference between our pro forma net tangible book value per ADS as of                        , 2012, after giving effect to this offering and the initial public offering price of $                        per ADS. In addition, you will experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of options and/or upon conversion of our outstanding convertible bonds. All of the common stock issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering, and the conversion price of our convertible bonds, on a per ADS basis, is also less than the initial public offering price of our ADSs. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to our ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

        The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our common stock or other deposited securities after deducting its fees and expenses. However, because of these deductions, you may receive less, on a per share basis with respect to your ADSs than you would if you owned the number of shares or other deposited securities directly. You will receive these distributions in proportion to the number of common stock your ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

Sales of a substantial number of shares of our common stock or ADSs in the public markets by our existing shareholders could cause the price of our ADSs to fall.

        Sales of a substantial number of shares of our common stock or ADSs in the public market or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that any such sales may have on the prevailing market price of our ADSs.

        All of our executive officers and directors prior to this offering are subject to lock-up agreements with the underwriters of this offering that restrict their ability to transfer shares of our common stock or ADSs for at least 180 days from the date of this prospectus. However, all of our other existing shareholders and holders of securities convertible into, or exercisable for, our common stock will be free to sell their shares, and shares receivable upon such exercise or conversion, on the TSE. Subject to certain limitations, a total of approximately 1,939,582 of our shares will be eligible for sale immediately and 972,440 additional shares will be eligible upon expiration of the lock-up period. Such sales of common stock could have a material adverse effect on the trading price of our ADSs.

Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We have not allocated a significant portion of the net proceeds to be received by us from this offering to any particular purpose. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You will not be able to direct how we apply these net proceeds and must rely on our management's judgment regarding the application of those net proceeds. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain or increase profitability or increase our share price. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders and/or may lose value. Furthermore, the price of our ADSs could decline if the market does not view our use of the net proceeds from this offering favorably.

Rights of shareholders under Japanese law may be different from those under the laws of the United States.

        Our articles of incorporation, the regulations of our Board of Directors and the Companies Act of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders rights are different from those that would apply if we were a company incorporated in the United States. Shareholders' rights under Japanese law are different in some significant respects from shareholders' rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in the United States. For a detailed description of the rights of shareholders under our articles of incorporation and Japanese law, See "Description of Share Capital."

You may not have the same voting rights as the holders of our common stock and must act through the depositary to exercise your rights.

        Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. In accordance with the terms of the deposit agreement, holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares of common stock represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that, persons who hold ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See "Description of American Depositary Shares." We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are exempt from certain corporate governance requirements of Nasdaq. This may afford less protection to the holders of our ADSs.

        We are exempt from certain corporate governance requirements of Nasdaq by virtue of being a "foreign private issuer" as defined in Rule 405 under the Securities Act. As a foreign private issuer, we are permitted to, and plan to, follow the practice of Japan and of the TSE, on which our common stock is listed, in lieu of certain corporate governance requirements of Nasdaq.

        This means that we will be exempt from certain of Nasdaq's corporate governance rules, including those that require:

  •
  a majority of our Board of Directors does not need to be comprised of "independent directors" as defined by Nasdaq rules; and

  •
  our compensation committee and nominating committee do not need to be comprised solely of "independent directors."

        As a result, we cannot assure you that the compensation of our officers will be determined, or recommended to the Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors. There also can be no assurance that director nominees will be selected, or recommended for the Board of Directors' selection by a majority of the independent directors or a nominating committee comprised solely of independent directors.

        We intend to rely on all such exemptions provided by Nasdaq to a foreign private issuer, except that we expect to establish a compensation committee, and adopt and disclose a code of business conduct and ethics for directors, officers and employees.

        Unless we no longer qualify, or choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

        In the event we are no longer a "foreign private issuer", we will be required to have a majority of independent directors on our Board of Directors and to have our compensation and nominating committees comprised solely of independent directors within one year of the date that we no longer qualify as a foreign private issuer.

We are an "emerging growth company" and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to emerging growth companies, our ADSs may be less attractive to investors.

        We are a "foreign private issuer" and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for

complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict if investors will find our ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

FORWARD-LOOKING STATEMENTS

        To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements may be identified by the use of words such as "expects," "plans," "may," "anticipates," "believes," "should," "intends," "estimates" and other words or phrases of similar meaning. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements are subject to a number of risks and uncertainties discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified by these and other factors. We cannot assure you that actual results will be consistent with these forward-looking statements.

        Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. Forecasts and other forward-looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

MARKET, INDUSTRY AND OTHER DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations. We have not independently verified the accuracy of any third party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $                         million, assuming an initial public offering price of $                        per ADS (the midpoint of the range set forth on the cover of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds from this offering by $                         million, after deducting underwriting discounts and estimated offering expenses. The underwriters have an option to purchase an additional                        ADSs from us. Assuming the over-allotment option is exercised in full by the underwriters and satisfied in full by us, we will receive an additional estimated $                        in net proceeds, after deducting underwriting discounts.

        We intend to use our net proceeds from this offering for general corporate purposes, including working capital and possible acquisitions and investments, including the development or acquisition of complementary technology useful in our operations and with respect to our intention to expand our operations in the United States and Asia. Management will have significant discretion in applying our net proceeds from this offering. We currently have no agreements or commitments with respect to any acquisitions or investments and we do not currently have any acquisitions or investments planned. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.

DIVIDEND POLICY

        The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. The Companies Act permits semiannual interim dividends to be paid once a year upon resolution by the board of directors if the paying company meets certain criteria and its articles of incorporation so stipulate. We meet these requirements. The Companies Act also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3.0 million.

        The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in our general books of account prepared using accounting principles generally accepted in Japan. The adjustments included in the consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings (accumulated deficit) shown in our general books of account amounted to ¥1,525.4 million ($18.5 million) at March 31, 2012 and ¥273.0 million at March 31, 2011.

        On June 24, 2011, our Board of Directors declared a cash dividend of ¥7.5 per share, payable to shareholders of record as of June 27, 2011, for a total of ¥19.7 million. On June 22, 2012, UBIC's shareholders approved the payment of a year-end cash dividend of ¥100 per share of common stock in the aggregate amount of ¥145.6 million ($1.8 million) to shareholders of record at March 31, 2012. In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

CAPITALIZATION AND INDEBTEDNESS

        The following table summarizes our cash and cash equivalents and short-term debt, and our consolidated capitalization as of March 31, 2012, on:

  •
  an actual basis, but giving effect to the 2-for-1 split of all of our outstanding shares of common stock on April 1, 2012;

  •
  a pro forma basis to give effect to the conversion of ¥110.0 million face amount of our outstanding convertible notes on May 15, 2012; and

  •
  a pro forma as adjusted basis to give effect to our receipt of the estimated net proceeds from the issuance and sale of shares of our common stock in the form of ADSs from this offering.

        You should read this table in conjunction with the sections of this prospectus entitled "Use of Proceeds," "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(unaudited, thousands of yen)
Cash and cash equivalents	2,410,304	2,410,304

Short-term debt	62,500	62,500

Current portion of long-term debt	138,520	138,520
Long-term debt	400,020	293,320
Equity
Common stock: authorized 7,200,000 shares, 7,200,000 shares pro forma and 7,200,000 shares pro forma as adjusted; 2,912,022 shares issued and outstanding 3,193,136 shares issued and outstanding pro forma; and 3,193,136 shares issued and outstanding pro forma as adjusted	858,424	911,774
Additional paid-in capital	440,946	494,296
Retained earnings	1,328,679	1,328,679
Accumulated other comprehensive income	99,513	99,513
Treasury stock at cost—56 shares	(26)	(26)
Total UBIC, Inc. shareholders' equity	2,727,536	2,834,236
Noncontrolling interests	12,018	12,018
Total Equity	2,739,554	2,846,254
Total Capitalization	3,278,094	3,278,094

(1)
Reflects the conversion on May 15, 2012 of ¥110.0 million aggregate face amount of our convertible notes for 281,114 shares of our common stock at a conversion price of ¥391.30 per share and the 2-for-1 split of all of the 1,456,011 outstanding shares of our common stock on April 1, 2012.

(2)
Reflects the results of the sale by us of                                        ADSs in this offering at an assumed public offering price of $                                        per ADS (the midpoint of the range set forth on the cover of this prospectus) and our receipt of $                        in estimated net proceeds of the offering, after deducting underwriting discounts and estimated offering expenses payable by us.

The table above excludes:

  •
  100,000 shares of our common stock issuable upon the exercise of options outstanding with a weighted average exercise price of ¥1,840.2 per share; and

  •
                          ADSs issuable upon exercise of the underwriters' over-allotment option, if any.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholder for our presently outstanding common shares.

        Our net tangible book value as of March 31, 2012 was approximately ¥2,628.0 million ($31.9 million), or ¥902 per common share as of that date, and $            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting pro forma net tangible book value per common share from the assumed initial public offering price per common share, which is the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        Our pro forma net tangible book value as of March 31, 2012 was approximately ¥            per common share outstanding on that date, equivalent to $             per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to (i) the 2-for-1 split of all of our outstanding 1,456,011 shares of common stock on April 1, 2012 and (ii) the conversion of ¥110.00 million face amount of our outstanding convertible notes into shares of our common stock on May 15, 2012.

        Without taking into account any other changes in net tangible book value after March 31, 2012, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $            per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been            per outstanding common share, including common shares underlying our outstanding ADSs, and $            per ADS. This represents an immediate increase in net tangible book value of $            per common share and $            per ADS, to the existing shareholder and an immediate dilution in net tangible book value of $            per common share and $            per ADS, to investors purchasing ADSs in this offering.

        The following table illustrates this dilution:

	Per common share	Per ADS
	$	$
Assumed initial public offering price
Net tangible book value as of March 31, 2012
Pro forma net tangible book value as of April 1, 2012
Increase in net tangible book value attributable to existing shareholders
Pro forma as adjusted net tangible book value after this offering
Dilution in net tangible book value to new investors in this offering

        A $1.00 increase or decrease in the assumed initial public offering price of $                per ADS, the mid-point of the estimated initial public offering price range shown on the cover of this prospectus, would increase or decrease our adjusted net tangible book value after giving effect to this offering in each case by $                         million, or by $                per common share or $                        per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other estimated expenses of this offering. The adjusted information discussed above is illustrative only. Our pro forma as adjusted net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma as adjusted basis, the number of common shares purchased from us as of March 31, 2012, the total consideration paid to us and the average price per common share paid by our existing shareholders and by new investors purchasing common shares evidenced by ADSs in this offering at the assumed initial public offering price of $                        per ADS, the midpoint of the estimated range of the initial public offering price range per ADS shown on the cover of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

	Common Shares Purchased
			Total Consideration			Average Price per Common Share
							Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	3,193,136		¥	($		$	$
New investors			¥	($		$	$

Total		100%	$		100%

        A $1.00 increase or decrease in the assumed initial public offering price of $                        per ADS, the mid-point of the estimated initial public offering price range shown on the cover of this prospectus, would increase or decrease total consideration paid by new investors, total consideration paid by all shareholders and the average price per common share paid by all shareholders by $                        and $                        per common share, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and other offering expenses payable by us.

        As of June 30, 2012, on a pro forma basis there were options outstanding to purchase common shares (upon exercise) of 20,000 shares, 80,000 shares and 16,000 shares, which will be exercisable on June 18, 2013, April 29, 2014 and June 22, 2015, respectively.

EXCHANGE RATE INFORMATION

        Our financial statements and other financial data included in this prospectus are presented in Japanese yen. Our business and operations are primarily conducted by us in Japan and through our U.S., Korean and Taiwanese subsidiaries. Our functional currency is Japanese yen and their revenues and expenses are denominated in that currency. For convenience, certain amounts in Japanese yen set forth herein have been converted to United States dollars. The conversion of Japanese yen into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of Japanese yen as certified for customs purposes by the Board of Governors of the Federal Reserve System on March 31, 2012, which was $1.00 = ¥82.41. We make no representation that any Japanese yen or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

        The following table sets forth, for each of the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers, in yen per $1.00, as certified for customs purposes by the Board of Governors of the Federal Reserve System. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. No representation is made that the Japanese yen could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate. For information on the effect of currency fluctuations on our results, see "Management's Discussion and Analysis of Results of Operations and Financial Condition".

	Japanese yen per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End
Fiscal Year Ended March 31, 2009	100.85	108.69	89.93	99.15
Fiscal Year Ended March 31, 2010	92.59	98.76	86.12	93.40
Fiscal Year Ended March 31, 2011	85.00	94.24	80.48	82.76
2011:
April	83.18	85.26	81.31	81.31
May	81.13	82.12	80.12	81.29
June	80.43	80.98	79.87	80.64
July	79.24	81.26	77.18	77.18
August	76.97	79.01	76.41	76.50
September	76.80	77.48	76.30	77.04
October	76.64	77.97	75.72	77.97
November	77.60	78.28	76.93	77.58
December	77.80	78.13	76.98	76.98
2012:
January	76.96	78.13	76.28	76.34
February	78.47	81.10	76.11	81.10
March	82.47	83.78	80.86	82.41
April	81.25	82.62	79.81	79.81
May	79.67	80.36	78.29	79.29
June	79.32	80.52	78.21	79.81
July (through July 20, 2012)	79.27	79.95	78.60	78.49

(1)
Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

Board of Governors of the Federal Reserve System

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The consolidated statements of operations data for the years ended March 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of March 31, 2010, 2011 and 2012 have been derived from the audited consolidated financial statements of UBIC, Inc., included elsewhere in this prospectus. Our reporting currency is the Japanese yen. Our historical results are not necessarily indicative of our results to be expected in any future period. The consolidated financial statements included in this prospectus have been prepared in accordance with U.S. GAAP and the consolidated financial statements as of and for the years ended March 31, 2011 and March 31, 2012 have been audited by Ernst & Young ShinNihon LLC, an independent registered accounting firm. You should read the selected consolidated financial data set forth below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and with the consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the year ended March 31,
	2010	2011	2012	2012
	(thousands of yen except per share data)			(thousands of dollars except per share data)
Revenue	¥1,013,490	¥2,635,430	¥5,095,939	$61,836
Revenue from a related party	80,072	40,764	27,862	338
Operating revenue from reimbursed direct costs	4,605	9,899	12,427	151

Total revenue	1,098,167	2,686,093	5,136,228	62,325

Cost of revenue	703,010	966,352	1,600,425	19,420
Reimbursed direct costs	4,605	9,899	12,427	151
Selling, general and administrative expenses	574,001	669,742	1,153,438	13,996

Total operating expense	1,281,616	1,645,993	2,766,290	33,567

Operating income (loss)	(183,449)	1,040,100	2,369,938	28,758
Interest income	3,441	3,410	2,052	25
Interest expense	(13,247)	(14,262)	(13,360)	(162)
Foreign currency exchange gains (losses)	(14,384)	(39,942)	10,294	125
Impairment loss on security	(108,540)	—	—	—
Dividend income	—	—	4,500	55
Other—net	94	1,296	655	8

Income (loss) before income taxes	(316,085)	990,602	2,374,079	28,809
Income taxes	102,213	202,827	1,003,441	12,176

Net income (loss)	(418,298)	787,775	1,370,638	16,633
Less: Net income (loss) attributable to noncontrolling interests	—	(933)	2,951	36

Net income (loss) attributable to UBIC, Inc. shareholders	¥(418,298)	¥788,708	¥1,367,687	$16,597

Net income (loss) attributable to UBIC, Inc. shareholders per share(1)
Basic	¥(182)	¥334	¥515	$6
Diluted	¥(182)	¥249	¥422	$5

(1)
Share and per share data give effect to a 2-for-1 share split effected on October 1, 2011 and the 2-for-1 share split effected on April 1, 2012, as if such share splits had occurred on April 1, 2009.

Other operating metrics:

	As of March 31,
	2010	2011	2012
	(unaudited)	(unaudited)	(unaudited)
Cash dividends declared per ordinary share	0	0	7.5

	As of March 31,
	2010	2011	2012	2012
	(in thousands of yen)			(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥345,150	¥675,212	¥2,410,304	$29,248
Total current assets	510,013	1,675,941	3,643,020	44,206
Total noncurrent assets	339,243	697,655	1,336,656	16,220
Total assets	849,256	2,373,596	4,979,676	60,426
Total current liabilities	315,856	821,757	1,763,575	21,399
Working capital	194,157	854,184	1,879,445	22,807
Long-term debt	255,011	323,040	400,020	4,854
Total noncurrent liabilities	283,747	349,595	476,547	5,781
Total liabilities	599,603	1,171,352	2,240,122	27,180
Total shareholders' equity	249,653	1,195,177	2,727,536	33,100
Total net assets	249,653	1,202,244	2,739,554	33,246

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following information should be read together with our selected consolidated financial and operating data and the consolidated financial statements and notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly in "Risk Factors" and "Special Note Regarding Forward-looking Statements." We have prepared our consolidated financial statements in this prospectus in accordance with U.S. GAAP.

Introduction

        Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of our financial condition, changes in financial condition and results of operations, and is organized as follows:

  •
  Overview of our Business—This section provides a general description of our business and developments that have occurred since April 1, 2009 that we believe are important in understanding our results of operations and financial condition or to disclose anticipated future trends. We explain our main sources of revenue, costs and expenses and how these items are presented in our results of operations. We also identify and explain certain non-financial measures that we consider to be important to an understanding of our results of operations.

  •
  Results of Operations—This section provides an analysis of our results of operations for each of the three years ended March 31, 2010, 2011 and 2012, or fiscal 2009, 2010 and 2011. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.

  •
  Liquidity and Capital Resources—This section provides an analysis of our cash flows for each of two years ended March 31, 2011 and 2012. It includes a discussion of the financial capacity available to fund our future commitments and obligations, as well as a discussion of other financing arrangements.

  •
  Critical Accounting Policies and Estimates—This section discusses our revenue and other accounting policies that we consider important to an understanding of our results of operations, and that require significant judgment and estimates on the part of management in application. Note 1 to the accompanying audited consolidated financial statements as of March 31, 2010, 2011 and 2012, and for the years ended March 31, 2010 and 2011, and March 31, 2011 and 2012 summarizes our significant accounting policies.

        Increasing global demand and changed economic policies have initiated a gradual recovery of the Japanese economy. However, the economy is still trying to emerge out of the effect of global recession, an increasing yen exchange rate with other currencies and sluggish consumer expenditures due to job insecurity. In addition, the recent earthquake and tsunami and the resulting nuclear incident in Eastern Japan that claimed a significant number of lives, created significant economic disruption.

        However an improving global economy and an increase in litigation, accompanied by increased levels of investigation activities by governments, especially in the United States, have helped us exceed our targets for revenue, operating income and net income in the years ended March 31, 2011 and 2012.

        With Japanese and other Asian international corporations becoming increasingly involved in litigation concerning patent, intellectual property, product safety, price cartelization, corporate fraud and other matters, and with the expansion of multinational corporations' operations in Asia, the demand for eDiscovery services capable of dealing with electronic information in Asian languages has grown. eDiscovery has also become a significant part of litigation in Canada, Europe and other Asian countries, in addition to the United States. Our business in preventive legal strategies and eDiscovery support services is expanding in an enhanced regulatory environment, resulting in elaborate new processes.

        We provide legal support services for eDiscovery to respond to diverse customer needs using our proprietary Lit i View and Legal Cloud solutions. During our fiscal year 2011 (ended March 31, 2012) our one-stop-solution sales exceeded expectations as we acquired multiple new customers, securing mandates to supply services with respect to several large cases, administrative proceedings and investigations. We have also developed a Lit i View eDiscovery support system that helps enterprises reduce legal procedural costs, and thereby increase profits.

Annual and Quarterly Reports

        Under Japanese law, we are required to issue quarterly financial statements that are similar to the Form 10-Qs required of U.S. public companies. These financial statements are filed with the Local Finance Bureau, which is the local central office of the Ministry of Finance. In addition, we are required to file quarterly financial results with the Tokyo Stock Exchange. Subsequent to this offering, we will file our annual report on Form 20-F within the period required by Exchange Act. In addition, we intend to furnish quarterly financial results as current reports under Form 6-K. These quarterly financial results will provide disclosure that is similar to the Form 10-Qs, but will otherwise comply with the requirements under Japanese law.

Overview

        The expansion of our business in response to the opportunity described above is reflected in our results of operations in the period since April 1, 2009. In the year ended March 31, 2012, or fiscal 2011, we generated total revenue of ¥5,136.2 million ($62.3 million), operating income of ¥2,369.9 million ($28.8 million) and net income of ¥1,370.6 million ($16.6 million); compared with total revenue of ¥2,686.1 million, operating income of ¥1,040.1 million and net income of ¥787.8 million in the year ended March 31, 2011, or fiscal 2010; compared with total revenue of ¥1,098.2 million, operating loss of ¥183.4 million and net loss of ¥418.3 million in the year ended March 31, 2010, or fiscal 2009.

        Although our total revenue in fiscal 2011 increased by ¥2,450.1 million (91.2%) compared with fiscal 2010, our total operating expense increased by only ¥1,120.3 million, 68.1%, over the same period. As a result, our operating income increased by ¥1,329.8 million to ¥2,369.9 million in fiscal 2011 from ¥1,040.1 million in fiscal 2010, and our net income rose by ¥582.9 million to ¥1,370.6 million in fiscal 2011 from ¥787.8 million in fiscal 2010.

        Similarly, although our total revenue in fiscal 2010 increased by ¥1,587.9 million (144.6%) compared with fiscal 2009, our total operating expense increased by only ¥364.4 million, 28.4%, over the same period. As a result, our operating income increased by ¥1,223.5 million to ¥1,040.1 million in fiscal 2010 from a ¥183.4 million operating loss in fiscal 2009, and our net income rose by ¥1,206.1 million to ¥787.8 million in fiscal 2010 from an net loss of ¥418.3 million in fiscal 2009.

How We Generate Revenue

        We generate the great majority of our revenue from the sale of eDiscovery support services and a small minority of our revenue from computer forensic investigation services, the sale of forensic tools and training, and a variety of other services. In fiscal 2011, revenue from the sale of eDiscovery support services increased to ¥4,910.6 million ($59.6 million), or 95.6% of total revenue of ¥5,136.2 million ($62.3 million), while all revenue from sales of forensic services, forensic tools and training, and other services and products totaled ¥225.6 million ($2.7 million), or 4.4%. Similarly, in fiscal 2010, revenue from the sale of eDiscovery support services increased to ¥2,529.8 million, or 94.2% of total revenue of ¥2,686.1 million, while all revenue from sales of forensic services, forensic tools and training, and other services and products totaled ¥156.3 million, or 5.8%. Over the last three fiscal years, we have generated an increasing percentage of our revenue from the sale of eDiscovery support services. We expect this trend to continue.

        For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki, Yazaki Corporation, and TMI Associates represented approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of our total revenue. For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, two customers represented by Quinn Emanuel Urquhart & Sullivan, LLP, and Sanyo Electric Co., Ltd. represented approximately 18.5 percent, 12.2 percent, 11.8 percent, and 11.6 percent, respectively, of our total revenue. While we derive a significant portion of our revenue from a small number of substantial customers, the specific customers change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments.

        Our clients and potential clients use eDiscovery and forensic services, for the most part, on an "as needed basis," when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a company's demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

        In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that, when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive alternative. If our marketing and brand building efforts are not successful and we are not able to secure new mandates when existing contracts reach their conclusion, we may have difficulty maintaining and increasing the use of our services and our quarterly and annual results of operations could be materially adversely affected.

        The overall market for eDiscovery and forensic services has benefited from a rapid increase in the number of lawsuits filed and investigations commenced in the United States which involve patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues, and our financial performance has also benefited from this trend, but more specifically from lawsuits filed and investigations commenced in the United States against Japanese and other Asian multinational corporations. We have also benefited more recently from engagements for large and midsize international government investigations. While these trends are helpful to evaluating our future business performance, as a result of our small market share and lower brand awareness in the United States, our financial performance is more likely to be driven by increasing lawsuits and investigations involving Asian companies or U.S. companies with Asian operations, and by our efforts to build out our sales and marketing presence and increase our brand awareness and capabilities in the United States.

Key Metrics

Currency fluctuations

        Our reporting currency is the Japanese yen. In fiscal 2011, 82.7% of our revenue was generated in Japanese yen, while 17.3% was generated in U.S. dollars. In fiscal 2011, we incurred 73.7% of our costs in Japanese yen and 26.3% in U.S. dollars. For fiscal year 2010, 74.4% of our revenue was generated in Japanese yen, while 25.6% was generated in U.S. dollars. In that same period, we incurred 63.6% of our costs in yen and 36.4% in U.S. dollars. As a result, we have both transaction and translation currency exposure to the U.S. dollar. We have not entered into any agreements to hedge this exposure.

Total Revenue

        Total revenue is comprised of revenue, which is, itself, composed of proceeds from the sale of eDiscovery support services and from computer forensic investigation services, the sale of forensic tools and training, and a variety of other services, including operating revenue from reimbursed direct costs. The latter category represented only 0.4% and 0.2% of total revenue, or ¥9.9 million and ¥12.4 million, in the years ended March 31, 2011 and 2012, respectively. In addition, operating revenue from reimbursed direct cost essentially represented a "pass through" of expenses incurred on behalf of clients and was completely offset by the related expense line.

Total Operating Expense

  Cost of revenue

        Cost of revenue consists primarily of costs related to personnel, customer support, amortization of software, depreciation of equipment and outsourcing expenses. Personnel costs include salaries, bonuses, social and health insurance, other employee benefits and share-based compensation for personnel. Software costs are amortized, beginning in the period each module or component of the product is ready for its intended use, on a straight-line basis over the estimated useful life of the product, mainly five years, depreciation of equipment is as well. Outsourcing cost is mainly temporary staff cost to review eDiscovery materials identified by electronic means.

  Reimbursed Direct Costs

        As noted above, reimbursed direct costs constitute a component of total operating expense, but are completely offset by the reciprocal revenue line item.

  Selling, general and administrative expenses

        Our selling, general and administrative expenses are generally comprised of three expense categories: sales and marketing, research and development, and general and administration.

        Our operating expenses primarily consist of personnel costs, marketing costs, professional service fees and depreciation and amortization costs. Personnel costs for each category of operating expenses include salaries, bonuses, social and health insurance, other employee benefits and share-based compensation for personnel in that category, as well as an allocation of our facilities costs. We allocate share-based compensation expense resulting from the amortization of the fair value of options granted. We allocate overhead, such as rent, computer and other technology costs, to each expense category based on worldwide headcount in that category.

  Sales and marketing

        Sales and marketing expense primarily consists of personnel costs for our sales, marketing, business development and customer support employees and executives; and commissions earned by our sales personnel. In addition, during each period, we incurred expenses related to the expansion of our sales operations in the United States and, to a lesser extent, in Korea and Taiwan.

  General and administration

        General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees and other corporate expenses that are charged to the profit and loss account, and depreciation and amortization. We expect to increase general and administrative expense, as a percentage of revenue and on an absolute basis, reflecting investments in our public company infrastructure.

  Research and development

        Research and development costs that are included in SG&A relate primarily to costs incurred in the research and development of new internal use software products and enhancements to our existing internal use software products that are used by us principally to provide our services and solutions to clients and do not meet the criteria for capitalization. These costs are expensed as incurred.

  Income taxes

        Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred taxes that reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. For further information on the breakdown of our income tax components, see "Note 13" in our consolidated financial statements included in this prospectus beginning on page F-1 as well as additional information on recent developments in our tax position.

Results of Operations

        The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥1,098.2 million, ¥2,686.1 million and ¥5,136.2 million in the twelve months ended March 31, 2010, 2011 and 2012 respectively.

	Year ended March 31,
Consolidated Statements of Operations Data	2010		2011		2012		2012
	(thousands of yen, except percentages)						(thousands of dollars)
Revenue	¥1,013,490	92.3%	¥2,635,430	98.1%	¥5,095,939	99.2%	$61,836
Revenue from a related party	80,072	7.3	40,764	1.5	27,862	0.6	338
Operating revenue from reimbursed direct costs	4,605	0.4	9,899	0.4	12,427	0.2	151

Total Revenue	1,098,167	100.0	2,686,093	100.0	5,136,228	100.0	62,325

Cost of revenue	703,010	64.0	966,352	36.0	1,600,425	31.2	19,420
Reimbursed direct costs	4,605	0.4	9,899	0.4	12,427	0.2	151
Selling, general and administrative expenses	574,001	52.3	669,742	24.9	1,153,438	22.5	13,996

Total operating expense	1,281,616	116.7	1,645,993	61.3	2,766,290	53.9	33,567

Operating income (loss)	(183,449)	(16.7)	1,040,100	38.7	2,369,938	46.1	28,758
Interest income	3,441	0.3	3,410	0.1	2,052	*	25
Interest expense	(13,247)	(1.2)	(14,262)	(0.5)	(13,360)	(0.3)	(162)
Foreign currency exchange gains (losses)	(14,384)	(1.3)	(39,942)	(1.5)	10,294	0.2	125
Impairment losses on investments in securities	(108,540)	(9.9)	—	*
Dividend income					4,500	0.1	55
Other—net	94	*	1,296	*	655	*	8

Income (loss) before income taxes	(316,085)	(28.8)	990,602	36.9	2,374,079	46.2	28,809
Income taxes	102,213	9.3	202,827	7.6	1,003,441	19.5	12,176

Net income (loss)	(418,298)	(38.1)	787,775	29.3	1,370,638	26.7	16,633
Less: Net income (loss) attributable to noncontrolling interests	—		(933)	*	2,951	0.1	36

Net income (loss) attributable to UBIC, Inc. shareholders	¥(418,298)	38.1	¥788,708	29.4	¥1,367,687	26.6	$16,597

*
Less than 0.1%.

Years ended March 31, 2011 and 2012

  Total Revenue

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Revenue	¥2,635,430	¥5,095,939	$61,836	¥2,460,509	93.4%
Revenue from a related party	¥40,764	¥27,862	$338	¥(12,902)	(31.7)%
Operating revenue from reimbursed direct costs	¥9,899	¥12,427	$151	¥2,528	25.5%

Total revenue	¥2,686,093	¥5,136,228	$62,325	¥2,450,135	91.2%

        Total revenue for fiscal 2011 increased by ¥2,450.1 million, or 91.2%, to ¥5,136.2 million ($62.3 million) from ¥2,686.1 million. Our revenue in fiscal 2011, most of which was attributable to our core eDiscovery business, increased by ¥2,460.5 million, or 93.4%, to ¥5,095.9 million from ¥2,635.4 million in fiscal 2010. This increase in our revenue and total revenue was primarily attributable to the expansion of our eDiscovery operations. Revenue in fiscal 2011 reflected the receipt of large and midsize orders associated with continuing growth in the number of international government investigations begun in the previous year and the expanding scope of these investigations. Our revenue from a related party in fiscal 2011 decreased by ¥12.9 million, or 31.7%, to ¥27.9 million from ¥40.8 million in fiscal 2010. This decrease in our revenue from a related party is primarily attributable to a decrease in sales of forensic tools by the related party. Our operating revenue from reimbursed direct costs in fiscal 2011 increased by 25.5% to ¥12.4 million from ¥9.9 million in fiscal 2010. Operating revenue from reimbursed direct costs represents costs incurred on behalf of a customer that are subsequently reimbursed and is completely offset by the equivalent component of operating expense.

        As discussed in "Our Business—Our Growth Strategy," our goals in implementing our growth strategy include expansion of our global operations, notably in the United States. We believe that, if we continue to be successful in implementing our growth strategy, the expansion of our total revenue will be sustainable and will continue in fiscal 2012. However, we cannot assure you that the pace of our revenue growth (the driver of our plans to increase total revenue) will be maintained, even if our strategy is successfully implemented.

  Total operating expense

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Cost of revenue	¥966,352	¥1,600,425	$19,420	¥634,073	65.6%
Reimbursed direct costs	¥9,899	¥12,427	$151	¥2,528	25.5%
Selling, general and administrative expenses	¥669,742	¥1,153,438	$13,996	¥483,696	72.2%

Total operating expense	¥1,645,993	¥2,766,290	$33,567	¥1,120,297	68.1%
Percentage of total revenue	61.3%	53.9%

        Our cost of revenue in fiscal 2011 increased by ¥634.0 million, or 65.6%, to ¥1,600.4 million from ¥966.4 million in fiscal 2010. This increase was primarily attributable to the growth in our operations, especially in the area of eDiscovery, reflected in the rapid growth of our revenue in fiscal 2011 compared with fiscal 2010.

        While we were successful in reducing our total operating expense as a percentage of total revenue to 53.9% in fiscal 2011 from 61.3% in fiscal 2010 and intend to continue these efforts going forward, it may be difficult to achieve the same level of percentage reductions in the future and we cannot assure you that this trend in cost reduction, both in absolute terms and as a percentage of total revenue, may not be attenuated or reversed.

        Our reimbursed direct costs in fiscal 2011 increased by 25.5% to ¥12.4 million from ¥9.9 million in fiscal 2010. Reimbursed direct costs represent costs incurred on behalf of a customer that are subsequently reimbursed. Therefore, this increase in our reimbursed direct costs was completely offset by related revenue and remained largely insignificant to our overall results.

        Our selling, general and administrative expenses in fiscal 2011 increased by ¥483.7 million, or 72.2%, to ¥1,153.4 million from ¥669.7 million in fiscal 2010. This increase was primarily attributable to an increase in payroll costs, which increased by ¥188.6 million, or 56.5%, to ¥521.7 million from ¥336.6 million. The increase in sales and marketing expenses from fiscal 2010 to fiscal 2011 was primarily due to business development activities of two new regions, Korea and Taiwan, as well as the increased business development activities in Japan and United States. In addition to the United States headquarters in Redwood City, we established two other branch locations for the United States in Washington, DC and New York in fiscal 2011. Strategic marketing activities in fiscal 2011 also included professional seminars held in U.S. branch locations to increase our brand recognition and demonstrate our eDiscovery and forensic investigation capabilities. The increase in general and administration expenses from fiscal 2010 to fiscal 2011 was primarily due to the improvements in administrative support levels within business process management, compliance and internal control, and increased supporting personnel in the new regions. In addition to the use of significant outside professional support, we also increased general and administrative staff headcount from 17 in fiscal 2010 to 25 in fiscal 2011.

        The considerable increase in our total operating expense in fiscal 2011 compared with fiscal 2010 in absolute terms of ¥1,120.3 million, or 68.1%, was moderate in comparison with the related increase in total revenue of ¥2,450.1 million, or 91.2%.

  Operating income

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Operating income	¥1,040,100	¥2,369,938	$28,758	¥1,329,838	127.9%
Percentage of total revenue	38.7%	46.1%

        As a result of the above factors, our operating income in fiscal 2011 more than doubled to ¥2,369.9 million ($28.8 million) from ¥1,040.1 million compared with fiscal 2010 and increased as a percentage of total revenue to 46.1% from 38.7%. This represents a 7.4% improvement in the ratio of operating income to total revenue in fiscal 2011 compared with the earlier period.

  Total other expense—net

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Interest income	¥3,410	¥2,052	$25	¥(1,358)	(39.8)%
Interest expense	¥(14,262)	¥(13,360)	$(162)	¥902	6.3%
Foreign currency exchange gains (losses)	¥(39,942)	¥10,294	$125	¥50,236	N.A.
Dividend income	¥—	¥4,500	$55	¥4,500	N.A.
Other—net	¥1,296	¥655	$8	¥(641)	(49.5)%

Total other expense—net	¥(49,498)	¥4,141	$51	¥53,639	N.A.
Percentage of total revenue	(1.8)%	0.1%

        Our interest income in fiscal 2011 decreased by 38.2% to ¥2.1 million from ¥3.4 million in fiscal 2010. This decrease in our interest income was primarily attributable to a lower valuation difference on a swap transaction in fiscal 2011 compared with fiscal 2010.

        Our interest expense in fiscal 2011 decreased by 6.3% to ¥13.4 million from ¥14.3 million in fiscal 2010. This decrease in our interest expense was primarily attributable to our lower level of outstanding debt during a majority of fiscal 2011 as compared with fiscal 2010.

        We had foreign currency exchange gain of ¥10.3 million in fiscal 2011 as compared to the previous fiscal year loss of ¥39.9 million. This change in foreign exchange gains (losses) was primarily attributable to a combination of higher yen in fiscal 2010 and smaller fluctuation of exchange rates in fiscal 2011 than in fiscal 2010.

        Dividend income in fiscal 2011 increased by ¥4.5 million from ¥0.0 million in fiscal 2010. This was primarily attributable to dividend income of ¥4.5 million related to investments in securities.

  Income before income taxes

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Income before income taxes	¥990,602	¥2,374,079	$28,809	¥1,383,477	139.7%
Percentage of total revenue	36.9%	46.2%

        Our income before income taxes in fiscal 2011 increased by 139.7% to ¥2,374.1 million from ¥990.6 million in fiscal 2010. This represents a 9.3% increase in the ratio of income before income taxes to total revenue in fiscal 2011 compared with the previous year.

Income taxes

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Income taxes	¥202,827	¥1,003,441	$12,176	¥800,614	394.7%
Percentage of total revenue	7.6%	19.5%
Percentage of income before income taxes	20.5%	42.3%

        Our income taxes are comprised of income tax-current, partially (and in the periods considered, insignificantly) reduced by income tax-deferred. Our income taxes in fiscal 2011 increased by ¥

800.6 million or 394.7% to ¥1,003.4 million from ¥202.8 million in fiscal 2010. This increase was primarily attributable to the ¥1,383.5 million increase in income before income taxes in fiscal 2010 compared with the previous year offset.

  Net income

	Year ended March 31,			Change 2012 vs. 2011
	2011	2012	2012	In yen	Percentage
	(in thousands, except percentages)
Net income	¥787,775	¥1,370,638	$16,633	¥582,863	74.0%
Percentage of total revenue	29.3%	26.7%

        Our net income in fiscal 2011 increased by 74.0% to ¥1,370.6 million from ¥787.8 million in fiscal 2010. This increase in net income was primarily attributable to the rapid growth of our eDiscovery revenue, which was only partially offset by a much more moderate increase in related operating expense.

  Operating segments

        Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) customers and by UBIC North America, Inc., a United States ("U.S.") based wholly-owned subsidiary of UBIC primarily for U.S. customers and by other foreign subsidiaries for foreign customers other than those in the U.S. Our operations are divided in to three operating segments: Japan; the U.S.; and Other (which includes Korea and Taiwan). Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

        During the year ended March 31, 2012, we established subsidiaries in countries other than Japan and U.S. Management re-evaluated the structure of its business and devised a new reportable segment structure. All periods presented have been revised to report segment results under the new reportable segment structure. Our reportable segments are the same as its operating segments. Segment information for the years ended March 31, 2011 and 2012 is as follows:

  Revenue

	2011	2012	2012
	(thousands of yen)		(thousands of dollars)
Japan
Outside customers	¥1,937,434	¥4,245,265	$51,514
Intersegment	¥450,210	¥543,999	$6,601

Total	¥2,387,644	¥4,789,264	$58,115
U.S.
Outside customers	¥804,494	¥882,389	$10,707
Intersegment	¥49,668	¥30,005	$364

Total	¥854,162	¥912,394	$11,071
Other
Outside customers	¥—	¥381	$5
Intersegment	¥—	¥40,631	$493

Total	¥—	¥41,012	$498

Elimination	¥(499,878)	¥(614,635)	$(7,458)

Total revenue after eliminations	¥2,741,928	¥5,128,035	$62,226
Adjustments(1)	¥(55,835)	¥8,193	$99

Total consolidated revenue	¥2,686,093	¥5,136,228	$62,325

(1)
These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

  Segment Performance Measure:

	2011	2012	2012
	(thousands of yen)		(thousands of dollars)
Segment profit (loss)
Japan	¥1,019,194	¥2,312,670	$28,063
U.S.	¥77,946	¥70,218	$852
Other	¥—	¥(16,304)	$(198)

Total segment profit after eliminations	¥1,097,140	¥2,366,584	$28,717
Adjustments(1)	¥(57,040)	¥3,354	$41

Total consolidated operating income	¥1,040,100	¥2,369,938	$28,758
Unallocated amounts:
Interest income	¥3,410	¥2,052	$25
Interest expense	¥(14,262)	¥(13,360)	$(162)
Foreign currency exchange losses	¥(39,942)	¥10,294	$125
Impairment losses on investments in securities	¥—	¥4,500	$55
Other—net	¥1,296	¥655	$8

Total consolidated income before income taxes	¥990,602	¥2,374,079	$28,809

(1)
Adjustments primarily relate to the differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization, and deferred initial public offering costs.

  Segment Assets:

	2011	2012	2012
	(thousands of yen)		(thousands of dollars)
Segment assets
Japan	¥2,300,299	¥4,830,227	$58,612
U.S.	¥451,012	¥895,284	$10,864
Others	¥—	¥134,294	$1,630
Elimination	¥(434,500)	¥(976,279)	$(11,847)

Total segment assets after eliminations	¥2,316,811	¥4,883,526	$59,259
Adjustments(1)	¥56,785	¥96,150	$1,167

Total consolidated assets	¥2,373,596	¥4,979,676	$60,426

(1)
Adjustments primarily relate to the differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization, deferred tax assets and deferred initial public offering costs.

  Capital expenditures on long-lived assets:

	2011	2012	2012
	(thousands of yen)		(thousands of dollars)
Capital expenditures
Japan	¥249,406	¥589,247	$7,150
U.S.	¥917	¥34,900	$423
Other	¥—	¥22,605	$274

Adjustments	¥(1,986)	¥(25,230)	$(306)

Total consolidated capital expenditures	¥248,337	¥621,522	$7,541

        Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

  Other Significant Items:

	2011	2012	2012
	(thousands of yen)		(thousands of dollars)
Depreciation and amortization
Japan	¥51,986	¥130,139	$1,579
U.S.	¥955	¥3,332	$40
Others	¥—	¥2,336	$28

Total depreciation and amortization	¥52,941	¥135,807	$1,647
Adjustments	¥5,272	¥(6,443)	$(77)

Total consolidated depreciation and amortization	¥58,213	¥129,364	$1,570

  Entity-Wide Information:

        For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki, Yazaki Corporation, and TMI Associates amounted to ¥594,130 thousand, ¥379,832 thousand, ¥372,064 thousand, and ¥311,325 thousand, respectively, representing approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of the total revenue. For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, two customers represented by Quinn Emanuel Urquhart & Sullivan, LLP, and Sanyo Electric Co., Ltd. amounted to ¥950,893 thousand ($11,539 thousand), ¥628,112 thousand ($7,622 thousand), ¥608,558 thousand ($7,385 thousand) and ¥595,998 thousand ($7,232 thousand), respectively, representing approximately 18.5 percent, 12.2 percent, 11.8 percent, and 11.6 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥379,832 thousand for Aisin Seiki for the year ended March 31, 2011, and ¥608,558 thousand ($7,385 thousand) for Quinn Emanuel Urquhart & Sullivan, LLP for the year ended March 31, 2012, which are reported in the U.S.

        The information concerning revenue by service categories for the years ended March 31, 2011 and 2012 is presented below:

	2011	2012	2012
	(thousands of yen)		(thousands of dollars)
eDiscovery	¥2,529,778	¥4,910,584	$59,586
Investigation	¥44,061	¥144,072	$1,748
Sales of forensic tools	¥49,208	¥38,082	$462
Forensic training	¥38,252	¥30,882	$375
Other	¥24,794	¥12,608	$154

Total revenue	¥2,686,093	¥5,136,228	$62,325

        Long-lived assets held in Japan and in the U.S. as of March 31, 2011 were ¥112,013 thousand and ¥2,193 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2012 were ¥330,964 thousand ($4,017 thousand), ¥27,962 thousand ($339 thousand) and ¥17,837 thousand ($216 thousand), respectively. There were no long-lived assets in Other as of March 31, 2011. Long-lived assets include property and equipment.

Years ended March 31, 2010 and 2011

  Total Revenue

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
	(in thousands, except percentages)
Revenue	¥1,013,490	¥2,635,430	¥1,621,940	160.0%
Revenue from a related party	¥80,072	¥40,764	¥(39,308)	(49.1)%
Operating revenue from reimbursed direct costs	¥4,605	¥9,899	¥5,294	115.0%

Total revenue	¥1,098,167	¥2,686,093	¥1,587,926	144.6%

        Our total revenue in fiscal 2010 increased by ¥1,587.9 million, or 144.6%, to ¥2,686.1 million from ¥1,098.2 million in fiscal 2009. Our revenue in fiscal 2010 increased by ¥1,621.9 million, or 160.0% to ¥2,635.4 million from ¥1,013.5 million in fiscal 2009. This increase in our revenue and total revenue was primarily attributable to expansion of our eDiscovery operations. The market for these services benefited from a rapid increase in the number of lawsuits filed and investigations commenced in the United States against Japanese multinational corporations which involved patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues. Our revenue from a related party in fiscal 2010 decreased by ¥39.3 million, or 49.1%, to ¥40.8 million from ¥80.1 million in fiscal 2009. This decrease in our revenue from a related party is primarily attributable to a decrease in sales of forensic tools by the related party. Our operating revenue from reimbursed direct costs in fiscal 2010 increased by ¥5.3 million, or 115.0%, to ¥9.9 million from ¥4.6 million in fiscal 2009 and represents costs incurred on behalf of a customer that were subsequently reimbursed. This increase in our operating revenue from reimbursed direct costs was primarily attributable to expansion of our eDiscovery operations, but had no impact on our results of operations, since it was completely offset by the related line item in operating expense.

  Total operating expense

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
		(in thousands, except percentages)
Cost of revenue	¥703,010	¥966,352	¥263,342	37.5%
Reimbursed direct costs	¥4,605	¥9,899	¥5,294	115.0%
Selling, general and administrative expenses	¥574,001	¥669,742	¥95,741	16.7%

Total operating expense	¥1,281,616	¥1,645,993	¥364,377	28.4%
Percentage of total revenue	116.7%	61.3%

        Our cost of revenue in fiscal 2010 increased by ¥263.3 million, or 37.5%, to ¥966.4 million from ¥703.0 million in fiscal 2009. This increase in our cost of revenue was primarily attributable to costs and expenses incurred in producing the very significant increase in our revenue in fiscal 2010. However, this increase in cost of revenue of 37.5% was far below the growth in revenue of 160.0% and reflected both increased efficiencies and the investments made in fiscal 2009 and previous years.

        Our reimbursed direct costs in fiscal 2010 increased by ¥5.3 million, or 115.0%, to ¥9.9 million from ¥4.6 million in fiscal 2009. Reimbursed direct costs represent costs incurred on behalf of a customer that are subsequently reimbursed. This increase in our reimbursed direct costs was primarily attributable to increased activity but had no impact on our results of operations, since it was completely offset by the related revenue line item.

        Our selling, general and administrative expenses in fiscal 2010 increased by ¥95.7 million, or 16.7%, to ¥669.7 million from ¥574.0 million in fiscal 2009. This increase was primarily attributable to sales and marketing expenses and general and administration expenses incurred as a result of the very significant growth in revenue during fiscal 2010. However, this reflected considerable and successful efforts to restrain expenses, as demonstrated by the relationship to the 160.0% increase in revenue during the same 2010 period. We anticipate the higher levels of sales and marketing expenses and general and administration expenses that we have recently experienced to continue and accelerate as we expand our international and Japanese operations, increase of business development activities and hire additional administrative support and other staff.

        As a result of the factors described above, our total operating expense increased by ¥364.4 million, or 28.4%, in fiscal 2010 to ¥1,646.0 million from ¥1,281.6 million in fiscal 2009. Although our total operating expense grew as our volume of sales increased, our operating income and related margins increased significantly. We anticipate that it may be difficult for us to continue to increase our total revenue while curtailing costs at these rates in coming years and we believe that it may be difficult for us to maintain this tendency in future years.

  Operating income (loss)

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
	(in thousands, except percentages)
Operating income (loss)	¥(183,449)	¥1,040,100	¥1,223,549	N.A.
Percentage of total revenue	(16.7)%	38.7%

        Our operating income in fiscal 2010 compared to fiscal 2009 increased by ¥1,223.5 million, to operating income of ¥1,040.1 million from an operating loss of ¥183.4 million. This increase was primarily attributable to the growth in our operations reflected in the rapid growth of our total revenue. This increase in operating income was far above the growth in total revenues of 160.0%. We anticipate that it may be difficult for us to continue to increase our operating income at this rate in coming years and we cannot assure you that the rate of growth in our operating income will be maintained in future years.

  Total other expense—net

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
	(in thousands, except percentages)
Interest income	¥3,441	¥3,410	¥(31)	0.9%
Interest expense	¥(13,247)	¥(14,262)	¥(1,015)	(7.7)%
Foreign currency exchange losses	¥(14,384)	¥(39,942)	¥(25,558)	(177.7)%
Impairment losses on investments in securities	¥(108,540)	¥—	¥108,540	100.0%
Other—net	¥94	¥1,296	¥1,202	1,278.7%

Total other expense—net	¥(132,636)	¥(49,498)	¥83,138	62.7%
Percentage of total revenue	(12.1)%	(1.8)%

        Our interest income in fiscal 2010 remained virtually stable compared with in fiscal 2009 at ¥3.4 million.

        Our interest expense in fiscal 2010 increased by ¥1.0 million, or 7.7%, to ¥14.3 million from ¥13.2 million in fiscal 2009. This overall stability in our interest expense was primarily attributable to the fact that our overall debt remained substantially unchanged, at ¥466.2 million as of March 31, 2011, compared with ¥415.7 million as of March 31, 2010.

        Our foreign currency exchange losses in fiscal 2010 increased by ¥25.6 million, or 177.7%, to ¥39.9 million from ¥14.4 million in fiscal 2009. This increase in foreign currency exchange losses was primarily attributable to the larger range of fluctuation of exchange rates in fiscal 2010 compared with fiscal 2009.

        We recorded impairment losses on investments in securities in fiscal 2009 of ¥108.5 million. No impairment loss was incurred in fiscal 2010. Losses on impairment of investments in certain marketable equity securities were recognized to reflect the decline in value considered to be other-than-temporary, which were ¥108.5 million for the year ended March 31, 2010.

        As a result of the factors described above, our total other expense—net in fiscal 2010 decreased by ¥83.1 million, or 62.7%, to ¥49.5 million from ¥132.6 million in fiscal 2009.

  Income (loss) before income taxes

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
	(in thousands, except percentages)
Income (loss) before income taxes	¥(316,085)	¥990,602	¥1,306,687	N.A.
Percentage of total revenue	(28.8)%	36.9%

        Our income (loss) before income taxes in fiscal 2010 increased by ¥1,306.7 million to income of ¥990.6 million from a loss of ¥316.1 million in fiscal 2009. This represented a very significant improvement in the relationship of income (loss) before income taxes to total revenue in fiscal 2010 compared with the previous year.

  Income taxes

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
	(in thousands, except percentages)
Income taxes	¥102,213	¥202,827	¥100,614	98.4%
Percentage of total revenue	9.3%	7.6%
Percentage of income (loss) before income taxes	(32.3)%	20.5%

        Our income taxes are comprised of income taxes-current, partially (and in the periods considered, insignificantly) reduced by income taxes-deferred. Our income taxes in fiscal 2010 increased by ¥100.6 million, or 98.4%, to ¥202.8 million from ¥102.2 million in fiscal 2009. This increase was attributable to the ¥1,306.7 million increase in income (loss) before income taxes in fiscal 2010 compared with the previous year offset.

  Net income (loss)

	Year ended March 31,		Change 2011 vs. 2010
	2010	2011	In yen	Percentage
	(in thousands, except percentages)
Net income (loss)	¥(418,298)	¥787,775	¥1,206,073	N.A.
Percentage of total revenue	(38.1)%	29.3%

        Our net income (loss) in fiscal 2010 increased by ¥1,206.1 million to income of ¥ 787.8 million from a loss of ¥418.3 million in fiscal 2009. This increase was primarily attributable to the rapid growth of our revenue, reflecting the expansion of our business, particularly in the eDiscovery space, which was partially offset by increases in our costs and expenses, notably in selling, general and administrative expenses. However, these costs and expenses increased at a far lower pace in fiscal 2010 than the related revenues.

  Operating segments

        Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide our solutions and services directly through UBIC to domestic (Japanese) customers and to our subsidiaries. We provide our solutions and services to customers based outside of Japan, including in the United States, Korea and Taiwan through our subsidiaries and our revenues and expense with respect to such operations are paid through UBIC North America, Inc., our U.S.-based wholly-owned subsidiary. Our operations in Japan and the U.S. have been identified as our two operating segments. Our Chief Executive Officer, who is also our chief operating decision maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP, including revenue, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

        Our reportable segments are the same as our operating segments. It should be noted that some of our customers located outside of the United States have chosen to pay amounts due to UBIC North America, even if some or all of the work we produced was performed in Japan or in other Asian countries. Therefore, an unspecified portion of the revenue in the United States segment does not constitute work actually performed for U.S.-based customers.

        Segment information for the years ended March 31, 2010 and 2011 is as follows:

  Revenue

	2010	2011
	(thousands of yen)
Japan
Outside customers	¥507,201	¥1,937,434
Intersegment	¥258,355	¥450,210

Total	¥765,556	¥2,387,644
U.S.
Outside customers	¥438,253	¥804,494
Intersegment	¥25,605	¥49,668

Total	¥463,858	¥854,162
Elimination	¥(283,960)	¥(499,878)

Total revenue after eliminations	¥945,454	¥2,741,928
Adjustments(1)	¥152,713	¥(55,835)

Total consolidated revenue	¥1,098,167	¥2,686,093

(1)
These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

  Segment Performance Measure:

	2010	2011
	(thousands of yen)
Segment profit (loss)
Japan	¥(125,573)	¥1,019,194
U.S.	¥(57,214)	¥77,946

Total segment profit (loss) after eliminations	¥(182,787)	¥1,097,140
Adjustments(1)	¥(662)	¥(57,040)

Total consolidated operating income (loss)	¥(183,449)	¥1,040,100
Unallocated amounts:
Interest income	¥3,441	¥3,410
Interest expense	¥(13,247)	¥(14,262)
Foreign currency exchange losses	¥(14,384)	¥(39,942)
Impairment losses on investments in securities	¥(108,540)	¥—
Other-net	¥94	¥1,296

Total consolidated income (loss) before income taxes	¥(316,085)	¥990,602

(1)
Adjustments primarily related to the differences between U.S. GAAP and Japanese GAAP with respect to revenue recognition, depreciation and amortization, and accrued compensated absences.

  Segment Assets:

	2010	2011
	(thousands of yen)
Segment assets
Japan	¥789,239	¥2,300,299
U.S.	¥145,399	¥451,012
Elimination	¥(131,465)	¥(434,500)

Total segment assets after eliminations	¥803,173	¥2,316,811
Adjustments(1)	¥46,083	¥56,785

Total consolidated assets	¥849,256	¥2,373,596

(1)
Adjustments primarily related to the differences between U.S. GAAP and Japanese GAAP with respect to revenue recognition, depreciation and amortization and deferred tax assets.

  Capital expenditures on long-lived assets:

	2010	2011
	(thousands of yen)
Capital expenditures
Japan	¥100,795	¥249,406
U.S.	¥1,153	¥917
Adjustments	¥310	¥(1,986)

Total consolidated capital expenditures	¥102,258	¥248,337

        Capital expenditures related to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

  Other Significant Items:

	2010	2011
	(thousands of yen)
Depreciation and amortization
Japan	¥74,298	¥51,986
U.S.	¥881	¥955

Total depreciation and amortization	¥75,179	¥52,941
Adjustments	¥138,605	¥5,272

Total consolidated depreciation and amortization	¥213,784	¥58,213

  Entity-Wide Information:

        For the year ended March 31, 2010, revenue from Sanyo Electric Co., Ltd. amounted to ¥343.0 million, representing approximately 31.2 percent of our total revenue. For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki, Yazaki Corporation, and TMI Associates amounted to ¥594.1 million, ¥379.8 million, ¥372.1 million, and ¥311.3 million, respectively, representing approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of our total revenue. All of these customers and the related revenue amounts are attributable to the Japan segment, except Sanyo Electric Co., Ltd. and the ¥343.0 million of related revenue in the year ended March 31, 2010 and Aisin Seiki and the ¥379.8 million of related revenue in the year ended March 31, 2011, each of which was attributable to the United States segment.

        The information concerning revenue by service categories for the years ended March 31, 2010 and 2011 is presented below:

	2010	2011
	(thousands of yen)
eDiscovery	¥835,608	¥2,529,778
Investigation	¥122,102	¥44,061
Sales of forensic tools	¥79,795	¥49,208
Forensic training	¥46,913	¥38,252
Other	¥13,749	¥24,794

Total revenue	¥1,098,167	¥2,686,093

        Long-lived assets held in Japan and in the U.S. as of March 31, 2010 were ¥103.1 million and ¥2.2 million, respectively. Long-lived assets held in Japan and in the U.S. as of March 31, 2011 were ¥112.0 million and ¥2.2 million, respectively. Long-lived assets include net property and equipment.

Liquidity and Capital Resources

Capital Resources

        Our principle sources of liquidity are our cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings, convertible notes and equity securities. As of March 31, 2010, 2011 and 2012, we had cash and cash equivalents of ¥345.2 million, ¥675.2 million and ¥2,410.3 million, respectively.

        Short-term and long-term bank borrowing:    Short-term and long-term bank borrowings provide us with an important source of funds for maintaining an adequate level of working capital, acquisition of data servers and development of internal-use software.

        As of March 31, 2010 and 2012, our short-term bank borrowings amounted to ¥30.0 million and ¥62.5 million with a weighted average interest rate of 3.5% and 0.7%, respectively. As of March 31, 2011, we had no outstanding short-term bank borrowings.

        As of March 31, 2010, 2011 and 2012, our long-term bank borrowings amounted to ¥411.0 million, ¥251.7 million and ¥430.0 million with a weighted average interest rate of 2.5%, 2.5% and 1.8%, respectively. Their maturities are at various dates through 2016.

        Under a ¥700.0 million five-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, we borrowed ¥316.7 million (net of arrangement fee of ¥33.3 million) during the year ended March 31, 2012. The remaining ¥350.0 million available under this syndicated loan can be drawn through September 26, 2012. There are restrictive covenants related to the five-year syndicated loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under accounting principles generally accepted in Japan. We are required to maintain net assets at a level which is at least 75% of the higher of (a) net assets as of March 31, 2011 or (b) net assets as of the end of the year immediately preceding the date of calculation. The ordinary income covenant also requires that we shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2012.

        As of March 31, 2010, 2011 and 2012, we pledged available-for-sale securities with carrying value of ¥107.6 million, ¥223.2 million and ¥273.6 million, respectively, as security for borrowings from banks of ¥350.0 million, ¥230.0 million and ¥247.1 million, respectively.

        Overdraft arrangement:    We entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2010, 2011 and 2012 was ¥50.0 million.

        Bank of Tokyo Mitsubishi UFJ has been our main financing bank since our founding. Bank of Tokyo Mitsubishi UFJ arranged our syndicated loan and overdraft arrangement.

        Convertible notes:    In April 2010, we issued zero coupon convertible notes due April 2015 in the aggregate face amount of ¥300.0 million for ¥285.0 million. As of March 31, 2011 and 2012, the outstanding carrying amount of our convertible notes, including amortized discount, amounted to ¥211.2 million and ¥106.7 million, respectively.

        Cash flows from operating activities:    We used ¥0.9 million in operating activities for the year ended March 31, 2010 and generated ¥452.8 million and ¥2,043.5 million from operating activities for the years ended March 31, 2011 and 2012, respectively. See Consolidated Statements of Cash Flows

Cash Flows

        The following table sets out information on our cash flows for the periods indicated:

	Year ended March 31,
	2010	2011	2012
	(thousands of yen)
Net cash provided by (used in) operating activities	(933)	452,800	2,043,549
Net cash used in investing activities	(69,214)	(227,712)	(520,224)
Net cash provided by financing activities	80,273	113,896	213,210
Effect of exchange rates	(12,633)	(8,922)	(1,443)

Net increase (decrease) in cash and cash equivalents	(2,507)	330,062	1,735,092

Cash and cash equivalents at the beginning of the year	347,657	345,150	675,212

Cash and cash equivalents at the end of the year	345,150	675,212	2,410,304

Year ended March 31, 2012 as compared to the year ended March 31, 2011

        Net cash provided by operating activities rose to ¥2,043.5 million in the year ended March 31, 2012, compared to ¥452.8 million in the year ended March 31, 2011, an increase of ¥1,590.7 million. The increase reflected an increase of ¥582.9 million in net income compared to the previous fiscal year, primarily due to an increase in revenue from eDiscovery services. In addition, collection of outstanding trade accounts receivable held at the end of fiscal 2011 (the beginning of the year ended March 31, 2012) contributed to the increase in cash provided by operating activities during the year ended March 31, 2012. Trade accounts receivable increased by ¥74 million in the year ended March 31, 2012 while it increased by ¥813.6 million in the year ended March 31, 2011.

        Net cash used in investing activities increased to ¥520.2 million in the year ended March 31, 2012 from ¥227.7 million in the year ended March 31, 2011, an increase of ¥292.5 million. This increase includes ¥242.6 million paid for the acquisition of additional data servers to support the expansion of the business in the year ended March 31, 2012, compared with ¥19.6 million paid during the year ended March 31, 2011.

        Net cash provided by financing activities for the year ended March 31, 2012, was ¥213.2 million, an increase of ¥99.3 million from ¥113.9 million in the year ended March 31, 2011. This increase was primarily attributable to proceeds of ¥316.7 million from long-term borrowing and ¥150.0 million from short-term borrowings, offset in part by the repayment of ¥141.7 million of long-term borrowings and ¥87.5 million of short-term borrowings as well as the payment of dividends of ¥19.7 million. Cash provided by financing activities in the year ended March 31, 2011 consisted of ¥285.0 million of proceeds from the issuance of our convertible notes, significantly offset by repayments of short-term borrowings of ¥30.0 million and long-term borrowings of ¥159.3 million.

Year ended March 31, 2011 as Compared to the Year Ended March 31, 2010

        Net cash provided by operating activities for the year ended March 31, 2011 was ¥452.8 million, an increase of ¥453.7 million compared to cash used of ¥0.9 million for the year ended March 31, 2010. The increase was mainly due to the increase of ¥1,206.1 million in net income compared to the previous fiscal year. Net income increased primarily due to an increase in revenue from eDiscovery services. Revenue in the fourth quarter for the year ended March 31, 2011 significantly increased by approximately ¥1,057 million compared to the corresponding period in the previous fiscal year. This year-on-year change partially contributed to an increase in cash provided by operating activities and our increased sales also resulted in an increase in trade accounts receivable. Our days of sales outstanding in trade accounts receivables as of March 31, 2011 were approximately 69 days. As of March 31, 2011, the typical collection term of our trade accounts receivable was 70 days in Japan and 31 days in the U.S.. However, the actual collection term for trade accounts receivables due from law firms in the U.S. tends to be longer compared to the term specified in invoices because of the additional time required to collect the payment from the end-user clients. Total revenue for the year ended March 31, 2011 increased by ¥1,587.9 million compared to fiscal 2010.

        Net cash used in investing activities for the year ended March 31, 2011 was ¥227.7 million, an increase of ¥158.5 million from ¥69.2 million for the year ended March 31, 2010. The increase in net cash used in investing activities for the year ended March 31, 2011 was mainly due to an increase of ¥18.8 million in cash used for the purchase of property and equipment and an increase of ¥138.3 million in cash spent for development of internal-use software.

        Net cash provided by financing activities for the year ended March 31, 2011 was ¥113.9 million, an increase of ¥33.6 million from ¥80.3 million for the year ended March 31, 2010. The increase in cash provided by financing activities for the year ended March 31, 2011 was mainly due to the issuance of convertible notes for ¥285.0 million offset by a decrease of ¥180.0 million in proceeds from long-term borrowings.

Material Capital Requirements

        Our principal capital and liquidity needs in recent years have been for capital expenditures for the development of internal-use software and acquisition of property and equipment, mainly computers, lease payments, payments of principal and interest on outstanding borrowings and other working capital requirements.

        Capital Expenditures:    Our capital expenditures relate primarily to the development and expansion of data server storage and internal-use software for providing eDiscovery services. The table below shows our capital expenditures, which we define as amounts paid for development of internal-use software and purchases of property and equipment. Capital expenditures for the year ended March 31, 2012 were larger than the previous year primarily because we invested in the development of an upgrade for the Lit I View ("LIV") software used for providing eDiscovery services.

        Our capital expenditures for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Year ended March 31
	2010	2011	2012
	(thousands of yen)
Capital expenditure	¥69,214	¥248,337	¥621,522

        Our capital expenditures for the fiscal year ended March 31, 2012 relate to the acquisition of data storage servers and development of internal-use software which are higher than the amounts for the fiscal years ended March 31, 2010 and 2011. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in the United States, Korea and Taiwan.

        Short-term and long-term bank borrowing:    As of March 31, 2010 and 2012, our short-term bank borrowings amounted to ¥30.0 million and ¥62.5 million with a weighted average interest rate of 3.5% and 0.7%, respectively. As of March 31, 2011, we had no outstanding short-term bank borrowings. As of March 31, 2010, 2011 and 2012, our long-term bank borrowings amounted to ¥411.0 million, ¥251.7 million and ¥430.0 million with a weighted average interest rate of 2.5%, 2.5% and 1.8%, respectively. Their maturities are at various dates through 2016.

        As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

        Convertible notes:    In April 2010, we issued zero coupon convertible notes due April 2015 in the aggregate face amount of ¥300.0 million for proceeds of ¥285.0 million. As of March 31, 2011 and 2012, our outstanding carrying value of convertible notes, including amortized discount, amounted to ¥211.2 million and ¥106.7 million, respectively. On May 15, 2012, an investor converted convertible notes with a face amount of ¥110.0 million into 281,114 shares of our common stock. After this most recent conversion, none of our convertible notes due April 2015 remain outstanding.

        Working capital needs:    Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. We lease data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. UBIC North America leases office premises under noncancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2010, 2011 and 2012 were approximately ¥107.2 million, ¥127.7 million and ¥174.5 million, respectively. Higher levels of working capital are expected in future years as we grow our business and expand our network of offices in the United States, Korea and Taiwan.

Indebtedness

        The following table shows our indebtedness as of the dates indicated:

	At March 31,
	2010	2011	2012
	(thousands of yen)
Long-term debt:
Unsecured convertible note due 2015, zero coupon, net of unamortized discount of ¥8,800 thousand and ¥3,300 thousand at March 31, 2011 and 2012, respectively	—	211,200	106,700
Secured bank loans	350,000	230,000	247,143
Unsecured bank loans	60,960	21,700	182,857
Capital lease obligations	4,721	3,311	1,840
Less current portion of long-term debt	(160,670)	(143,171)	(138,520)

Long-term debt, net	255,011	323,040	400,020

Short-term debt:
Bank loans	30,000	—	62,500
Current portion of long-term debt	160,670	143,171	138,520

Total short-term debt	190,670	143,171	201,020

Total debt	445,681	466,211	601,040

Off-balance Sheet Arrangements

        Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under "Contractual Obligations" and also in Note 5 to our consolidated financial statements included in this prospectus, beginning on page F-1.

Contractual Obligations

        The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2012.

	Payments due by period (thousands of yen)
Contractual Obligation	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt obligations	¥151,877	¥101,032	¥89,579	¥195,261	¥43,899	¥—	¥581,648
Interest rate swap	927	22	—	—	—	—	949
Capital lease obligations	1,483	412	—	—	—	—	1,895
Operating lease obligations	11,391	11,096	10,482	—	—	—	32,969
Retirement and severance benefits	1,441	1,684	1,837	2,496	2,451	10,562	20,471

Total(1)	¥167,119	¥114,246	¥101,898	¥197,757	¥46,350	¥10,562	¥637,932

(1)
The table above does not include short term borrowings. For short term borrowings, see "Liquidity and Capital Resource" above and Note 7 to our consolidated financial statements included in this Form F-1.

Critical Accounting Policies

        In reviewing our consolidated financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by management in applying critical accounting policies.

        The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by management in preparing our financial statements.

        We have discussed the development and selection of critical accounting policies and estimates with our Board of Directors, and the Board of Directors has reviewed the disclosure relating to these, which are included in this "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Revenue Recognition

        We have agreements with customers pursuant to which we perform various services. A majority of our revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that we earn and bill for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. While the unit prices for providing the services are agreed in advance, the scope and volume of services to be performed can change depending on customers' requests, which are made on an optional and "as needed" basis, and customers may choose not to request performance of additional services or may obtain similar services from other service providers.

        We recognize revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, we have identified each deliverable service element. Based on management's evaluation of each element, it was determined that each element delivered has standalone value to the customers because we or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. We use the best estimate of sales price based on the price we charge when we sell an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocate revenue to the various units of accounting in the arrangements based on the stated prices. We recognize revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured based on evidence of an arrangement.

        We have revenue related to the reimbursement of certain direct costs by customers, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of operations as "Operating revenue from reimbursed direct costs" and as "Reimbursed direct costs."

Useful Lives of Property and Equipment

        Property and equipment, net, recorded on our balance sheet was ¥376.8 million as of March 31, 2012, representing 7.6% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, and depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation expenses for property and equipment for the years ended March 31, 2011 and 2012 were ¥27.8 million and ¥56.4 million, respectively.

        We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2012, were as follows:

Leasehold improvements	5 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Asses under capital leases, primarily office equipment	5 years

        If technological or other changes were to occur more rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods.

        A one-year change in the useful life of these assets would have increased depreciation expense by approximately ¥11.2 million.

Useful Lives of Capitalized Computer Software

        Capitalized computer software costs, net recorded on our balance sheet were ¥481.7 million as of March 31, 2012, representing 9.7% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

        Certain internal software development costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Amortization of capitalized computer software costs begins in the period each module or component of the product is ready for its intended use. Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2011 and 2012 was ¥30.4 million and ¥72.6 million, respectively.

        A one-year change in the useful life of capitalized computer software would have increased amortization expense by approximately ¥8.2 million.

Valuation of Investments

        We have investments in securities, and the valuation of such investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2012, we had available-for-sale securities of ¥273.6 million and cost method investments of ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

  •
  the duration of the decline in value of the security and the severity of the decline,

  •
  the financial condition and near term prospects of the investee, and

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  our intent and ability to hold the equity security until forecasted recovery.

        Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are ¥68.6 million and ¥29.9 million for the years ended March 31, 2011 and 2012, respectively.

Share-Based Compensation

        We measure the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant-date and recognize the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to vest.

        Management uses the Black-Scholes valuation model to determine the fair value of our stock option awards and related share-based compensation expense. Determining the fair value of share-based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by common stock price at grant date as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes valuation model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. In valuing our options, we make assumptions about risk-free interest rates, expected dividend yields, expected volatility, and expected term, including estimated forfeiture rates of the options.

  Risk-free interest rate:    Risk-free interest rates are derived from the Japanese government bond interest rate for the expected term as of the option grant date.

  Expected dividend yields:    Expected dividend yields are based on actual dividend payments and expected payments in the future.

  Expected Volatility:    Expected volatility is estimated based upon the historical volatility of our share price for the last three years adjusted for the effect of changes expected in the future.

  Expected term:    The expected term of the stock options is estimated as the average of the vesting term and the original contractual term, since we do not have sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected term.

  Forfeiture rate:    On the grant date, we estimate the number of forfeitures prior to vesting. The effect of subsequent changes in estimated forfeitures is recognized through a cumulative adjustment in the period in which the forfeitures occurs.

        The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	March 31, 2011	March 31, 2012
Expected life of stock option (years)	4.5	4.5
Expected volatility	83.5%	120.8%
Risk-free interest rate	0.5%	0.5%
Expected dividend yield	0%	1.9%

        Valuation of Stock Options.    The following table summarizes by grant date the number of shares subject to stock options granted since April 1, 2010, the associated exercise price per option to purchase one share, the associated fair value per option to purchase one share, and the intrinsic value

per option to purchase one share (as compared to the assumed offering price of $             per ADS, the mid-point of the expected range), each as of the date of grant (in thousands of yen and US dollars):

Grant Date	Options granted to purchase one share	Exercise price per option to purchase one share	Fair value per option to purchase one share	Intrinsic value per option to purchase one share
June 17, 2010	20,000	¥391	¥204	¥
		$4.74	$2.48	$
April 28, 2011	80,000	¥2,203	¥1,609	¥
		$26.73	$19.52	$
June 21, 2012	16,000	¥8,096	¥3,789	¥
		$98.24	$45.98	$

        The intrinsic value of all vested and unvested options to purchase one share outstanding as of March 31, 2012 was ¥             ($            ), based on the difference between the assumed offering price of $            per ADS, the mid-point of the expected range, and the exercise price of per option to purchase one share.

  June 17, 2010

        The stock options granted on this date have an exercise price of ¥391 per option to purchase one share. Our Board of Directors determined the exercise price by multiplying by 1.05 the average closing price of our common stock on the market during the month prior to the month in which the relevant stock options are granted (excluding the days on which no effective trades take place).

        The fair value per option to purchase one share of ¥204 was determined using the Black-Scholes valuation model, and the following inputs were assumed: stock price at date of grant of ¥391, dividend yield of 0%, time to exercise of 4.5 years, risk free rate of 0.5%; and volatility of 83.5%.

  April 28, 2011

        The stock options granted on this date have an exercise price of ¥2,203 per option to purchase one share. Our Board of Directors determined the exercise price by multiplying by 1.05 the average closing price of our common stock on the market during the month prior to the month in which the relevant stock options are granted (excluding the days on which no effective trades take place).

        The fair value per option to purchase one share of ¥1,609 was determined using the Black-Scholes valuation model, and the following inputs were assumed: stock price at date of grant of ¥2,203, dividend yield of 1.9%, time to exercise of 4.5 years, risk free rate of 0.5%; and volatility of 120.8%.

  June 21, 2012

        The stock options granted on this date have an exercise price of ¥8,096 per option to purchase one share. Our Board of Directors determined the exercise price by multiplying by 1.05 the average closing price of our common stock on the market during the month prior to the month in which the relevant stock options are granted (excluding the days on which no effective trades take place).

        The fair value per option to purchase one share of ¥3,789 was determined using the Black-Scholes valuation model, and the following inputs were assumed: stock price at date of grant of ¥6,600, dividend yield of 4.7%, time to exercise of 4.3 years, risk free rate of 0.2%; and volatility of 112.0%.

Income Taxes

        Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2011 and 2012.

Quantitative and Qualitative Disclosure on Market Risk

        The principal market risks to which we are exposed include fluctuations in interest rates on long-term bank borrowing, equity market price and foreign currency exchange rates giving rise to translation gain/loss.

Interest Rate Risk

        Interest on secured long-term bank borrowings of ¥70 million and ¥40.0 million as of March 31, 2012 is based on Tokyo InterBank Offered Rate, or TIBOR, plus 0.55% and TIBOR plus 1.2%, respectively. We enter into interest rate swaps to manage fluctuation in cash flows of interest payment for the secured bank borrowings. Under the interest rate swaps, we receive variable interest rate payments on the same amount of the secured bank borrowing and make fixed interest rate payments, thereby effectively creating fixed interest rate long-term borrowing.

        In addition, we entered into a ¥700.0 million, five-year syndicated loan arrangement with a consortium of banks on September 27, 2011. Interest on the syndicated loan is based on TIBOR plus 1.0%. As of March 31, 2012, outstanding balance of the loan is ¥320.0 million, net of unamortized arrangement fee of ¥30.0 million. We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31, 2012, our analysis indicated that such a movement would have increased our interest expense by approximately ¥1.8 million.

Equity Market Price Risk

        The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2012, the fair value of such investments was ¥273.6 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥27.4 million as of March 31, 2012. See Note 2 to our consolidated financial statements, included in this Form F-1.

Foreign Currency Risk

        We have operations outside of Japan, therefore, a portion of our revenues and expenses are incurred in a currency other than Japanese yen. We do not utilize hedge instruments to manage the exposures associated with fluctuating currency exchange rates. Our operating results are exposed to changes in exchange rates between our functional currency, the Japanese yen, and the currency of the countries where we have operations. When Japanese yen weakens against foreign currencies, the Japanese yen value of revenues and expenses denominated in foreign currencies increases. When the Japanese yen strengthens, the opposite situation occurs.

        We performed a sensitivity analysis assuming a hypothetical 1% increase in foreign currency exchange rates applied to our historical fiscal 2011 results of operations. For the year ended March 31,

2012, the analysis indicated that such a movement would have decreased our revenues by approximately ¥9.6 million and would not have had a material effect on our operating income or net income.

JOBS Act

        In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

        Additionally, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404 and complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Recent Accounting Pronouncements

  Recently Adopted Accounting Pronouncements

        In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements," which amends the criteria for when to evaluate individual delivered items in a multiple-deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. We retrospectively adopted this ASU in fiscal 2009. The adoption of this ASU did not have a material impact on our financial position or results of operations.

        In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements." This ASU affects how entities account for revenue arrangements that contain both tangible products and software elements. Previously, arrangements containing both tangible products and software were accounted for based on the provisions regarding revenue recognition included in ASC 985, "Software," if the software was considered more than incidental to the product or service. This ASU changes revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product's essential functionality by eliminating them from the scope of ASC 985. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. We retrospectively adopted this ASU in fiscal year 2009. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

        In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements," which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU was effective for the annual reporting period beginning after December 15, 2009 and we adopted this ASU in the first quarter of fiscal 2010. The adoption of this ASU did not have a material impact on our financial position or results of operations.

        In February 2010, FASB issued ASU 2010-9 "Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements." This ASU amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. Our disclosure on subsequent events in Note 21 is made in accordance with this ASU.

        In July 2010, the FASB issued ASU No. 2010-20, "Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which requires new disclosures and enhances existing disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and we adopted this ASU in the third quarter of fiscal 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. We adopted this ASU in the fourth quarter of fiscal 2010. The adoption of these ASU did not have a material impact on our financial position or results of operations.

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. We adopted this ASU in fiscal 2010, other than the adoption of the presentation of reclassifications of items out of accumulated comprehensive income which has been deferred. The adoption of these ASU did not have a material impact on our financial position or results of operations.

        In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations," which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU did not have a material impact on our financial position or results of operations.

  Accounting Pronouncements Not Yet Adopted

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement," which amends some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is prohibited. The application of this ASU is not expected to have a material impact on our financial position or results of operations.

BUSINESS

Company Overview

        We are a leading provider of Asian-language eDiscovery solutions and services. We have extensive experience and expertise in Japanese, Korean and Chinese, as well as English, eDiscovery and electronic data forensic investigations. From our offices in Japan, the United States, Korea, Taiwan and Hong Kong, we assist our clients in cross-border litigation, administrative proceedings and internal investigations, including those related to the Foreign Corrupt Practices Act (FCPA), international cartel investigations, intellectual property (IP) litigation and product liability (PL) investigations. Our main strengths include our specialized Asian-language support capabilities and our independently developed Lit i View™ eDiscovery solution.

        Our proprietary, advanced technology platform, Lit i View™, Version 4.0, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. We also recently launched our flexible and customizable Legal Cloud™ service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations.

        With flexible, customizable end-to-end solutions and services covering the entire electronic discovery reference model (EDRM) life-cycle for corporate litigation strategy and crisis management, we have assisted customers in more than 250 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 500 corporate investigations in Japan, Korea, China and Singapore. Assisted by highly experienced, U.S.-licensed litigation attorneys, we provide a range of services facilitating fact discovery, patent management, security, corporate risk audit and regulatory compliance that can provide significant cost savings to our clients.

        We have achieved strong and significantly improved financial results, with total revenue increasing to ¥5,136.2 million (or $62.3 million) in the year ended March 31, 2012, or fiscal 2011, compared with ¥2,686.1 million (or $32.6 million) in fiscal 2010, and compared with ¥1,098.2 million (or $13.3 million) in fiscal 2009. We have also achieved increased profitability, with net income increasing to ¥1,370.6 million (or $16.6 million) in the year ended March 31, 2012, or fiscal 2011, compared with ¥787.8 million (or $9.6 million) in fiscal 2010, and compared with a loss of ¥418.3 million (or $5.1 million) in fiscal 2009.

        In fiscal 2011, 95.6% of our revenues were derived from our eDiscovery business, while the remaining 4.4% of our revenues were derived from our legal and compliance professional services business, including electronic data forensic investigations. In fiscal 2010, 94.2% of our revenues were derived from our eDiscovery business, while the remaining 5.8% of our revenues were derived from our legal and compliance professional services business, including electronic data forensic investigations. In fiscal 2009, 76.1% of our revenues were derived from our eDiscovery business, while the remaining 23.9% of our revenues were derived from our legal and compliance professional services business, including electronic data forensic investigations. Over the last three fiscal years, we have generated an increasing percentage of our revenue from the sale of eDiscovery support services. We expect this trend to continue.

Company Background

        We were formed in 2003 and initially focused on importing and selling computer forensic tools within Japan, including to domestic customers such as the National Police Agency and Japan's Ministry of Defense. We obtained the rights to customize these tools to Japanese requirements from U.S.-based Intelligent Computer Solutions, Access Data Corp. and Digital Intelligence Inc.

        We entered the eDiscovery and electronic data forensic investigations markets in 2005 by leveraging the skills we had developed and refined through the application of our computer forensic tools. Our forensic software tools are used to analyze whether any confidential data has been leaked or falsified. Our eDiscovery solutions and services enable the preservation, processing, review and production of Electronically Stored Information (ESI), and our electronic data forensic investigation solutions and services enable the preservation, analysis, processing and production of ESI in connection with efforts to prevent fraud and corporate information leakage.

        In 2007, we listed shares of UBIC, Inc. on the Mothers market of the Tokyo Stock Exchange (TSE), which is the primary market for high-growth and emerging technology companies on the TSE. In that year, we established UBIC North America, Inc. with offices in Silicon Valley. In 2009, we opened our office in Seoul, Korea and opened an office in Hong Kong. In 2010, we established Payment Card Forensics, Inc., as our subsidiary in Japan, in which we have a 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc., as our subsidiary in Japan, in which we have an 80% ownership interest. In 2011, we opened our office in Reston, Virginia, and also established UBIC Korea, Inc. and UBIC Taiwan, Inc. with offices in Taipei City, Taiwan. In 2012, we established UBIC Patent Partners, Inc., as our subsidiary in Japan, in which we have a 100% ownership interest. In 2012, we opened our newest office in New York City.

        Launched in 2009 and recently updated in 2012, our proprietary, advanced technology platform, Lit i View™, Version 4.0, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. Developed entirely in-house at UBIC, Lit i View™ incorporates processing and filtering software specifically for Asian encoding schemes and language sets as well as for information stored in English. We also recently launched our flexible and customizable Legal Cloud™ service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations.

        We established Payment Card Forensics, Inc. and Risk Consulting, Inc. in order to ensure that we could provide a full range of EDRM and data forensic services to our clients. The capabilities provided by these subsidiaries allow us to better retain existing customers and to assist us in obtaining new customers. While Payment Card Forensics, Inc. and Risk Consulting, Inc. contribute important services to those of our customers that require them, we do not derive a material amount of revenue from these subsidiaries nor do we owe any material obligations to them. We recently established UBIC Patent Partners, Inc. in order to provide a platform for patent management services in connection with our Cloud™ solution.

Industry Overview

        eDiscovery solutions enable organizations to identify, preserve, collect, process, review, analyze and produce data in order to meet compliance, records management and/or legal discovery requirements. Data is collected from numerous sources that include email, text documents, images, databases, audio files, web sites, computer applications and other corporate repositories. The growth of data among businesses has continued to rise at an exponential rate. While email remains the primary application driving eDiscovery growth, there is also dramatic growth being driven by content from Microsoft SharePoint, social media services, instant messaging (IM) and SMS text messaging.

        eDiscovery is fundamentally different from paper-based evidence discovery primarily because of the much higher volume of electronic information compared to paper-based evidence. It has been estimated that enterprise information stored in one computer is equivalent to four truckloads of printed material. In addition to documents, emails and data files generated by software applications also need to be analyzed. It is therefore impossible to investigate archives of electronic information manually. If an attorney wants to achieve success in a lawsuit and avoid sanctions, an automated process must be utilized to identify and provide all relevant documents that are stored together with a far larger collection of irrelevant documents. Providing relevant documents is also a very important concern for the enterprise, which generally would strongly prefer to maintain confidentiality of those documents and other materials it is not legally required to produce.

        The majority of eDiscovery solutions deployed are in response to a specific investigation or lawsuit; however, there is a growing number of proactive enterprises that are deploying eDiscovery solutions to provide better readiness and ongoing protection against potential legal issues. In addition, some enterprises have begun to show more interest in Cloud-based eDiscovery services. While historically most organizations have tended to prefer to deploy eDiscovery solutions on-site, concerns regarding data safety and accessibility have begun to diminish.

        The various stages of the eDiscovery process are referred to as the electronic discovery reference model (EDRM) and are set forth below:

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  Identification Management—Refers to the storage infrastructure and organization of Electronically Stored Information (ESI) prior to litigation or investigation.

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  Identification—The ability to identify all potential sources of data that may be relevant to a case.

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  Preservation—The securing of data against deletion or modification.

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  Collection—Gathering of data from all of the locations it has been stored.

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  Processing—Relevant data is tagged and made available for further review or production.

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  Review—Data is evaluated for relevance and privilege.

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  Analysis—Data is classified depending on key themes, patterns, topics, and people.

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  Production—The delivery of data in appropriate forms to the necessary parties.

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  Presentation—Data is presented before an audience (at deposition, trial, hearing, etc.).

        Many eDiscovery solution providers are unable to offer end-to-end coverage of the EDRM, and instead focus on one or more of identification, preservation, collection, and processing, review and analysis of data. Other eDiscovery solution providers are able to offer end-to-end coverage of the EDRM, either on their own or by utilizing technology partnerships to offer full coverage of all phases of the EDRM.

        Industry analysts estimate that total eDiscovery revenue relating to U.S. lawsuits was $3.3 billion in 2009, and will grow to an estimated $5.7 billion in 2013, or a compound annual growth rate (CAGR) of approximately 14.6%. The Gartner, Inc. 2011 Magic Quadrant for E-Discovery Software report estimates that the world's enterprise eDiscovery software market (excluding value added services) was $889 million in 2009, and will grow to an estimated $1.5 billion in 2013, or a CAGR of approximately 12.3%. In addition to these software revenues, Gartner also estimates that by 2013, value added services represented by software-as-a-service (SaaS) and business process utilities will account for 75% of the total revenue derived from the processing, review, analysis and production of electronically stored information (ESI). We participate primarily in the value added services portion of the eDiscovery market.

        Similarly, the Radicati Group, Inc. 2011 eDiscovery Market, 2011-2015 report estimates that the eDiscovery solutions market for advanced electronic data identification, collection, analysis and presentation tools (excluding value added services) to grow from an estimated $840 million in 2011, to an estimated $1.67 billion in 2015, or a CAGR of approximately 15.8%.

        Gartner suggests that the eDiscovery is a pressing issue for most companies because (i) ESI in all its many forms dominates in legal proceedings because modern business is mostly conducted using electronic communications and electronic records, (ii) government regulators require this ESI to be archived for proof of compliance, and (iii) governments of all nations also produce and disseminate information primarily through electronic channels. Gartner also suggests that the need to ingest, organize, search and produce ESI quickly for legal purposes has focused eDiscovery providers on creating solutions and services that can cope with the volume velocity and variety of data that companies and their lawyers must quickly identify and sort.

Challenges in Electronic Data

  eDiscovery

        In April 2006, the United States Supreme Court approved certain amendments to the Federal Rules of Civil Procedure (FRCP) regarding the discovery in litigation of certain Electronically Stored

Information (ESI). These amendments have placed a substantial burden on organizations to produce ESI in a very limited time period. Given the fact that complying with such discovery requests may cost in excess of a $1.0 million in a single matter and multinational corporations may be involved in dozens of such lawsuits at any given time, organizations feel an urgency to contain the escalating costs of such discovery.

        In recent years, the amount of data created by companies which may be deemed ESI has increased greatly and such data will continue to grow. The cost of ESI discovery (eDiscovery) is directly proportional to the volume of data to be collected, processed, reviewed and produced for litigation. The problem is compounded by the fact that many plaintiffs' lawyers deliberately request discovery in such a broad a manner so as to impose prohibitive eDiscovery costs, in the hope that many organizations will simply prefer to settle than incur such costs. In addition, there has also been a dramatic increase in overall eDiscovery cost in situations where data needs to be collected overseas, searched, reviewed, produced in a foreign language and translated by bi-lingual attorneys and paralegals.

        Because compliance with even the most basic eDiscovery request is expensive, organizations need to identify the appropriate technology and service providers in order to reduce costs and stay within their budget. The overall cost of eDiscovery is directly related to the number of documents to be reviewed for relevance and privilege. The overall cost of eDiscovery can be dramatically reduced if the right technology is used to conduct automated first level review before the more costly human review of such information. The skill and experience to select appropriate keywords while searching electronic documents and the facility of a forensic lab where it is possible to process and sort a huge amount of electronic data safely are crucial. In addition to managing costs, organizations need to utilize products and solutions that limit the eDiscovery production to disclosure which is relevant and responsive to the eDiscovery request, thereby reducing disclosure and leakage of valuable information which is not germane to the lawsuit.

  Electronic Data Forensic Investigations

        Electronic data forensic investigations are employed to collect and analyze data from computer systems, networks, wireless communications, and storage devices. Enterprises often need to identify sources of confidential information leakage, corporate espionage, internal fraud and other similar problems. This requires investigation into the identity of the person and device at the source of these practices. From mobile phones to personal computers to servers, digital devices are used throughout an enterprise. A large amount of electronic data exists in this digital infrastructure. Electronic data forensic investigations are used to identify responsible persons and also to clear accusations against innocent parties. These investigations are also used to produce evidence that can be indispensable in a criminal investigation against an accused person at the time of a trial.

        Electronic data forensic investigations are also used in connection with corporate mergers and acquisitions, and other new business investments which require an accurate assessment of the target company or market.

        Two basic types of digital data need to be collected and analyzed in electronic data forensic investigations. "Persistent" data is the data that is stored on a local hard drive (or another medium) and is preserved when the computer is turned off. "Volatile" data is any data that is stored in memory, or exists in transit, that will be lost when the computer loses power or is turned off. Volatile data resides in registries, cache, and random access memory (RAM). Since volatile data is ephemeral, it is essential an investigator knows reliable ways to capture it. System administrators and security personnel must also have a basic understanding of how routine computer and network administrative tasks can affect both the forensic investigation process and the subsequent ability to recover data that may be critical to the identification and analysis of a security incident.

UBIC's Competitive Advantages

        We have designed our solutions and services to provide a comprehensive solution to meet the challenges of managing eDiscovery and electronic data forensic investigations. The principal ways in which our solution addresses these challenges include:

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  Accurate Processing of Asian-language Characters. Our predictive coding solution based on our proprietary text mining technology, allows us to accurately handle Asian-language (as well as English) characters, encoding schemes and native file systems; our solutions and services allow us to accurately assess and convert Asian character sets such as Kanji, Hiragana, Katakana, Cantonese, Mandarin and Korean, into the traditional Unicode Transformation Format (UTF), but also into several other complex encoding schemes such as Extended Unix Code (EUC), International Organization for Standardization (ISO), American Standard Code for Information Interchange (ASCII) and others, thus maintaining the fidelity of the search methodology.

  •
  Automated Identification of Relevant Text and Documents. Our solutions and services enable a process that permits the automated identification of relevant text and documents in Asian languages, including Japanese, Chinese and Korean, thus reducing the number of steps in the review process and thereby providing significant savings in time and cost of document review; because our solutions more accurately identify Asian characters and documents responsive to the search, we reduce the number of documents that need to be manually handled and reviewed by persons, and we are less likely to fail to identify an important document.

  •
  Seamless Interaction with Numerous Software Applications. Our solutions and services have been continuously expanded, tested, improved and refined as a result of our extensive experience and technical knowledge and skills accumulated in analyzing electronic data of Asian companies since our inception in 2003; because we are able to detect, extract and index all character codes which express Asian languages, and our solutions works seamlessly with more than 20 software applications, including unique email applications other than Outlook, we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors. This is particularly important to Asian clients because there is a much larger range of email and office software programs and protocols in general use in Asia than in the United States.

  •
  Multiple Convenient Data Processing Sites. We believe we are the only eDiscovery provider with a data processing center in each of Japan, Korea and Taiwan. Thus, we can conduct the entire process of eDiscovery in Asia and therefore avoid sending non-responsive electronic data to law firms or other parties in the United States and potentially making such confidential and proprietary data subject to the jurisdiction of U.S. courts.

  •
  Flexible Cloud Hosting Service. Our solutions include a flexible and customizable Cloud data hosting service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. Because we are experienced in handling large volumes of data in connection with our eDiscovery solutions, we are able to host litigation data in a flexible and cost-efficient manner.

  •
  Expanded Electronic Data Forensic Investigations. We have adapted the technology that we developed in the area of electronic data forensic investigations, including the provision of solutions and services to government, police and military agencies, to create powerful eDiscovery solutions and services; and in turn, the lessons we have learned in our eDiscovery business, such as how to construct electronic searches that yield the most accurate and complete results, have enabled us to further develop our consulting and audit services and to improve our electronic data forensic investigations, tools and training.

Our Growth Strategy

        Our objective is to enhance our position as a leading provider of eDiscovery and electronic data forensics solutions and services in Asia, as well as significantly increase our provision of these solutions and services in the United States, the world's largest and most advanced market for these services. Key elements of our strategy include:

  Expand our presence and direct sales in the United States

        Our most important corporate priority is to expand our business in the United States. We plan to continue to increase our marketing and business development efforts in the United States in order to make UBIC a recognized brand in the United States litigation and eDiscovery business, not only for our current target market of Asian companies operating in the United States, but also for U.S. companies with Asian subsidiaries and operations.

        In 2007, we opened our first office in the United States in Silicon Valley. Subsequently in 2011 and 2012 respectively, we opened offices in Reston, Virginia to serve the Washington DC area, and New York City to further serve the concentration of law firms in Manhattan. From our United States offices, our most senior executives and sales personnel, including our Executive Vice-President, Chief Operating Officer and Director, Naritomo Ikeue, are executing on this most important corporate priority of expanding our United States business. We currently have approximately 16 employees based in the United States.

  Broaden and develop strategic relationships

        We plan to continue to expand our existing relationships and develop new relationships with United States and international law firms, litigation consultants and other providers of eDiscovery and electronic data forensics solutions and services that would benefit from our leading technology solutions for Asian-language characters, encoding schemes and native file systems. We believe that these types of strategic relationships with United States and international law firms will allow us to expand our reach with global enterprises, especially those based in the United States, and improve our insight into emerging industry trends. We believe that there are many potential partners, and we plan on developing several strategic relationships in the near term.

  Extend our technology leadership and solution management services

        We plan to enhance our existing solutions and introduce and improve our solutions and services to address emerging trends and regulatory requirements, and target new market opportunities. We have made and will continue to make significant investments in research and development to introduce new versions of our solutions that incorporate innovative features, improved functionality and address unique business requirements. We also plan to continue to create, refine and deliver innovative management service offerings that provide faster deployment of our solutions and services, and more accurate and complete results, and thus add more value to our customers.

        While we believe that Lit i View™, Version 4.0, is the leading solution for Asian-language eDiscovery, we plan to continue to enhance our solution. We also recently launched our flexible and customizable Legal Cloud™ service to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. We are also working to achieve cost reductions in connection with eDiscovery by improving upon the current efficiency of reviewing data through new analytic capabilities relying on techniques borrowed from artificial intelligence research.

  Expand to new geographies

        Given the success of our expansion beyond Japan to the United States, Hong Kong, Korea and Taiwan, we plan to use our resources to expand our sales and marketing efforts to new geographies, including the European Union and China. Global business expansion has increased the incidence of investigations and lawsuits related to such matters as antitrust, intellectual property infringement and other data intensive matters. While most countries do not have the same eDiscovery mandates of the United States, enterprises located throughout the European Union, China and other regions conduct their business in such a manner as to become subject to the reach of United States' lawsuits and the antitrust authorities of the United States and the European Union. In particular, the competition and antitrust departments of the European Union have become increasingly active and are demanding access to a broader range of documents as part of their investigations.

  Pursue strategic opportunities

        We may pursue acquisitions that we believe will provide solutions and/or technologies that are complementary to our current offerings. We continually seek to enhance and expand the functionality of our solution and in the future we may pursue acquisitions that will enable us to offer more comprehensive functionality to customers. We currently have no plans, proposals or arrangements with respect to any acquisition.

Our Solutions and Services

        Our eDiscovery and electronic data forensics solutions and services help our customers employ a series of scientific investigation methods that conducts evidence preservation and investigation analysis for incident response or litigation, as well as research to detect falsification and damage of electronic data. Our solutions and services also retroactively identify acts which result in unauthorized use of computer or network resources, service obstruction, and unintentional disclosure of information. Our solutions and services are depicted in the following diagram:

  eDiscovery Business

        Our eDiscovery solutions and services enable the preservation, processing, review and production of Electronically Stored Information (ESI). Our solutions (i) copy electronic data from personal computers and servers, (ii) search and identify relevant documents and evidence, (iii) permit the inspection of evidence and on-line hosting for review and translation, and (iv) produce the final disclosure of evidence in the court-requested format.

        In civil lawsuits, the plaintiff and the defendant disclose evidence before commencement of the trial. Pursuant to the Federal Rules of Civil Procedure (FRCP)) in the United States, disclosure of electronic evidence in electronic format through "eDiscovery" has been mandated, and more than 90% of enterprise information is typically stored in electronic format. Our eDiscovery support service ensures secure and effective information disclosure. We additionally offer paper discovery and document review service of paper based evidence, taking special precautions to avoid loss of information in the process of digitizing the data.

        Our online review system makes it possible for corporate and outside counsel to review electronic evidence. Our eDiscovery system ensures that only necessary information is disclosed through a disclosure approval process undertaken by assigned lawyers. The inherent risk of information leakage in an eDiscovery process is a concern for enterprises. Using our solution, only those files identified as containing evidence are hosted to the inspection servers, and the remainder of the information is stored in our local secure data centers in Tokyo, Seoul, Taipei City, Silicon Valley and New York to ensure the safety and confidentiality of critical data.

        We believe that we are the only eDiscovery provider with a data processing center in each of Japan, Korea and Taiwan, and thus we can conduct the entire process of eDiscovery in Asia. This allows us to avoid sending non-responsive electronic data to law firms or other parties in the United States and potentially making such confidential and proprietary data subject to the jurisdiction of the courts.

        Though typically more than 90% of enterprise data is available in electronic formats, the volume of paper documents may also be significant. We perform paper based evidence discovery by scanning and subsequently digitizing the documents, utilizing Optical Character Recognition (OCR) techniques. We utilize methods to avoid loss of potentially responsive evidence. Once available in digital formats, the techniques followed for analysis of these documents follows identical methods employed for digital documents.

        Set forth below are four representative case studies of our services:

Type of lawsuit	Antitrust law-related	Type of lawsuit	Class action
	Preservation, processing/extraction,		Preservation, processing/extraction,
Work carried out	online hosting, review, translation,	Work carried out	online hosting, review, translation,
	submission to court		submission to court
No. of custodians	About 20	No. of custodians	About 150
Preserved data	1TB	Preserved data	4TB
Processed/extracted data	200GB	Processed/extracted data	150GB
Online hosting	50GB	Online hosting	75GB
No. of reviewers	22	No. of reviewers	22
No. of translated files	5,000	No. of translated files	-
No. of pages submitted to court	500,000 pages	No. of pages submitted to court	250,000 pages

Type of lawsuit	Patent-related	Type of lawsuit	Antitrust law-related
Work carried out	Preservation, processing/extraction, scanning of paper documents, online hosting, submission to court	Work carried out	Preservation, scanning of paper documents, review, translation
No. of custodians	About 50	No. of custodians	More than 110
Preserved data	3TB	Preserved data	2TB
Processed/extracted data	500GB	Viewed data	1,000,000 pages
Online hosting	200GB	Online hosting	-
No. of reviewers	-	No. of reviewers	75
No. of scanned pages	500,000 pages	No. of translated files	-
No. of pages submitted to court	-	No. of pages submitted to court	-

  Lit i View™ Solution

        Our proprietary, advanced technology platform, Lit i View™, Version 4.0, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. Developed entirely in-house at UBIC, Lit i View™ incorporates processing and filtering software specifically for Asian encoding schemes and language sets as well as for information stored in English. Lit i View™ allows the enterprise or its legal advisors to work efficiently and effectively by handling Chinese, Japanese, Korean and English information conveniently at a remote location or on-site in the enterprise offices.

        Lit i View™ more accurately identifies Asian characters and documents responsive to the eDiscovery search, and thus we reduce the number of documents that need to be handled and reviewed by persons, and we are less likely to fail to identify an important document. Lit i View™ works seamlessly with more than 20 software applications, including unique email applications other than Outlook, and thus we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors.

        Lit i View™ incorporates new artificial intelligence (AI) language capabilities such as "concept search," which searches not only words, but also general concepts, similar meanings and relevant categorizations. Searches conducted in Asian languages are more difficult because Asian languages typically contain no spaces between words. In addition, because there are numerous ways to express different words and their combinations, keyword searches are usually insufficient to find all relevant documents. Lit i View™'s use of concept searches can be very useful because we can take a case-by-case approach to determine what will be the most effective search tools.

        Lit i View™ also permits the extracted data to be reviewed simultaneously by UBIC's reviewers, UBIC's clients, and the clients' law firm or legal team. We believe this facilitates faster and more accurate analysis of the produced data.

  Legal Cloud™ Solution

        We recently launched our flexible and customizable Legal Cloud™ solution to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. Because large enterprises are generating electronic data at a rapid rate, there are a growing number of proactive enterprises that are seeking to deploy data hosting solutions to provide better readiness and ongoing protection against potential eDiscovery issues. Some enterprises have begun to show increasing interest in Cloud-based data hosting. While historically most organizations have tended to prefer to host data on-site in local servers, concerns regarding data preservation, confidentiality and accessibility of Cloud-based services have begun to diminish. In addition to moving data into the Cloud in connection with a specific investigation or lawsuit, enterprises are choosing to host data in a medium that allows for rapid preservation, collection, processing and review.

        We believe that the current Cloud hosting services available are not experienced and capable of hosting the large volume of data produced by litigation. We also believe that because current Cloud hosting services typically handle a more limited amount of data, their cost structure is expensive when it comes to handling the large volume of data produced by litigation. Because we are experienced in handling large volumes of data in connection with our eDiscovery solutions, we are both equipped and experienced in dealing with these materials and are able to host litigation data in a flexible and cost-efficient manner. Our Legal Cloud™ solution allows us to maintain customer data during and after a particular litigation or investigation, and to maintain the data and documents in a relational database of our customers' data and documents, along with all of the tagging and coding that was completed in connection with such project. We believe that the analysis and indexing we conduct in order to build a relational database provides a superior and distinct data hosting solution for our customers by allowing them to more rapidly access relevant data and documents for future litigations, investigations and other corporate needs. We have not generated material revenues from our Legal Cloud™ solution since its introduction, but we expect this solution to provide a complementary and recurring revenue source.

  Legal / Compliance Professional Services

  Forensic Investigations

        Our electronic data forensic investigation solutions and services enable the preservation, analysis, processing and production of ESI in connection with efforts to prevent fraud and corporate information leakage. We work with a large number of enterprises and their law firms to investigate corporate violations, such as leakage of sensitive information or illegal trading, handle them in a timely manner and in accordance with relevant laws, and provide objective analysis to the stakeholders.

        In most instances of evidence gathering, solutions emerge by making proper inferences from detailed information. Often such information may not be clearly visible or even readily identifiable or available within the enterprise. Meticulously sifting through digital data by employing computer forensics enhances an enterprise's ability to infer intelligently and make evidence gathering more efficient.

        Corporate mergers and acquisitions as well as new business investments require accurate assessment of the target company or market. We perform due diligence investigations in such situations, including computer forensic analysis where necessary.

  Consulting and Corporate Risk Audit

        Enterprises today consider compliance and corporate social responsibility measures as important steps in building accountability, implementing crisis management systems, and improving risk mitigation processes. Based on extensive litigation support experience, we are able to help customers create document management procedures, conduct corporate risk audits, and comply with legal requirements to provide information to relevant stakeholders.

        Storage of enterprise information in electronic format raises the risk of corporate fraud and information leakage. Putting preventive processes in place is therefore an important corporate objective. Unlike measures such as forensic analysis, which are performed after a fraud has been detected, corporate risk audit is a defensive strategy against fraud before it happens. We institute regular corporate risk audit mechanisms for identifying and monitoring the flow of confidential enterprise information out of the company by departing employees.

  Forensic Tools

        Besides computer forensic investigation for our clients, we also sell the necessary hardware and software. We offer forensic tools to deal with our customers' computer forensic related needs, such as acquisition of proof, data analysis, establishment or the provision of a forensic laboratory. Additionally, we also sell imported litigation infrastructure from international vendors.

  Forensic Training

        Successful computer forensics entails practical knowledge and relevant skills. For clients conducting the process themselves, training is essential. We make available continuous training for conducting computer forensics. We provide training to government administrative officers (including employees of law enforcement agencies), employees of public enterprises, and other investigation experts that take part in various investigations in the United States and Europe, and are leaders in the field of computer forensics. Our investigation specialists, whose acquired capability meets international standards, offer world class training to such investigators in Japan to help them achieve their goals.

Customers

        We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States and Asia. Since our inception, more than 150 customers have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our customers that represented more than 10% of our total revenue during one or more of the last three fiscal years include Sanyo Electric Co., Ltd., Asahi Kasei Pharma Corp., Panasonic Corporation, Aisin Seiki, Yazaki Corporation, two customers represented by Quinn Emanuel Urquhart & Sullivan, LLP and TMI Associates. Because we are retained by these customers for specific projects as they arise, we expect that we will have different major customers from year to year. In the future, the expansion of our Legal Cloud solution may provide an opportunity to develop ongoing and more stable customer relationships.

Sales and Marketing

        Our sales executives market our solutions and services directly to prospective customers and referral law firms through on-site sales calls and longstanding relationships. We focus on attracting and retaining customers by providing superior integrated technology solutions and exceptional customer service. Our client support specialists are responsible for providing ongoing support services for existing customers.

        We focus our marketing efforts on increasing brand awareness and communicating solution and service advantages. Our employees attend industry trade shows, publish articles, and conduct direct mail campaigns and advertise in trade journals and additionally, we maintain a website that clients and potential clients may access to obtain additional information related to solutions we offer. We believe that our hosting of educational seminars with respect to eDiscovery topics for legal professionals has been very beneficial to our brand awareness and sales and marketing efforts generally.

Research and Development

        Our ability to compete in the highly competitive eDiscovery and digital forensics solutions and services markets depend in part on our continuous commitment to research and development and our ability to timely introduce new solutions, technologies, features and functionality. Our research and development personnel are responsible for the design, development, testing and certification of our software solutions. Our research and development efforts are focused on developing new solutions and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. A primary goal of our research and development is to anticipate customer demands and bring new solutions and new versions of existing solutions to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

Intellectual Property

        The proprietary nature of, and protection for, our solutions, solution candidates, processes and know-how are important to our business. To protect our intellectual property, both in Japan and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our solution candidates and technology in the Japan and abroad. We have two issued patents in Japan and four patent applications pending in Japan, and two patent applications in process in the United States, relating generally to our forensics systems, forensics method and forensics program. We also have six registered trademarks in Japan, including UBIC™, , Payment Card Forensics™, Lit i View™, Asian eDiscovery™ and Legal Cloud™. We are also seeking to register UBIC™ and Lit i View™ in the United States.
        We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our solutions or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software solutions occurs, we expect software piracy could be a problem. For this and more comprehensive risks related to our intellectual property, please see "Risk Factors—Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights."

Competition

        The eDiscovery and digital forensics solutions and services markets in the United States and Asia are intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent solution introductions, changes in customer demands and evolving industry standards. Competitors vary in size, scope and breadth of solutions and services offered. Competitors include FTI Consulting, Inc., Kroll Ontrack (Altegrity Inc.), First Advantage, KPMG, Deloitte, Catalyst Repository Systems, Epiq Systems, Inc., Capital Legal Solutions, Symantec Corporation (Clearwell Systems), Nuix, kCura (Relativity), Hewlett-Packard (Stratify), Access Data Group and Guidance Software (EnCase

eDiscovery). Many of our primary competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and broader solution offerings. These competitors can devote greater resources to the development, promotion, sale and support of their solutions than we can.

        In addition to the competitors mentioned above, certain law firms, accounting firms, management consultant firms, turnaround specialists, and crisis management firms offer solutions and services that compete with our solutions and services.

        We believe the principal competitive factors in the eDiscovery and electronic data forensics solutions and services markets include:

  •
  performance, scalability, functionality, flexibility and reliability of the solution offerings;

  •
  ease of integration with existing applications and infrastructure;

  •
  price and the cost efficiency of deployment and ongoing support;

  •
  quality of professional services, as well as customer support and maintenance; and

  •
  name recognition and reputation.

        Although many of our competitors have greater resources and greater name recognition, we believe we compete favorably on the basis of the other competitive factors listed above. We believe our solutions and services enable a process that permits the automated identification of relevant text in Asian languages, thus reducing the number of steps in the review process and thereby providing significant savings in time and cost of document review. Specifically, we believe that our predictive coding solution based on our proprietary text mining technology, allows us to accurately handle English- and Asian-language characters, encoding schemes and native file systems, and provides us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader solution offerings.

Government Regulation

        Our industry and our solutions and services are not directly regulated by any governmental authorities. However, our customers must comply with certain governmental and judicial requirements. Class action and mass tort cases, as well as eDiscovery requirements related to litigation, are subject to various federal and state laws, as well as rules of evidence and rules of procedure established by the courts.

        For example, in April 2006, the United States Supreme Court approved certain amendments to the Federal Rules of Civil Procedure regarding the discovery in litigation of certain electronically stored information. These amendments became effective on December 1, 2006. Among other things, these amendments (i) require early attention by parties in litigation to meet and confer regarding discovery issues and to develop a discovery plan that identifies and addresses the parties' electronically stored information, (ii) expand the reach of federal court subpoenas to include electronically stored information, (iii) allow for parties to object to production of electronically stored information that is not reasonably accessible due to the undue burden or cost associated with such retrieval, and (iv) provide a "safe harbor" to parties unable to provide electronically stored information lost or destroyed as a result of the routine, good-faith operation of an electronic information system.

        While these federal rules do not apply in state court proceedings, the civil procedure rules of many states have been closely modeled on these provisions. We anticipate the federal and state court discovery rules relating to electronic documents and information will continue to evolve and affect the way we develop and implement technology and service solutions to those changing discovery rules.

Facilities

        Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 14,412 square feet of commercial space under a lease that expires in 2014. We use this space for our principal sales, research and development, customer service and administrative purposes.

        In connection with our global sales and marketing efforts, we lease office space typically on a short-term renewable basis in the United States in New York, New York; Redwood City (Silicon Valley), California; and Reston, Virginia; and internationally in Seoul, South Korea; Taipei, Taiwan; and Hong Kong.

        We believe that our facilities are generally suitable to meet our needs for the foreseeable future and could be replaced with difficulty at similar cost; however, we will continue to seek additional space as needed to satisfy our growth.

Employees

        As of March 31, 2012, we had 88 employees worldwide, including 22 in sales and marketing, nine in research and development, 32 in professional services and support and 25 in general administration. None of our employees is represented by a union. We believe that we have good relations with our employees.

Legal Proceedings

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

        Our current directors and executive officers as of the date of this prospectus are as follows:

Directors and Executive Officers

        The following table sets forth information regarding our directors, director appointees and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Masahiro Morimoto	46	Chief Executive Officer and Chairman of the Board
Akihiro Okumura	42	Chief Financial Officer
Naritomo Ikeue	39	Executive Vice-President, Chief Operating Officer and Director
Makoto Funahashi	66	Director
Hirooki Kirisawa	45	Director
Kyoichi Kihara	40	Director of Sales
Yoshikatsu Shirai	48	Director of Technology Group

        Masahiro Morimoto:    Mr. Masahiro Morimoto founded the Company in August 2003 and has served as our Chairman and Chief Executive Officer since that date. Mr. Morimoto has also served in various senior executive positions at our principal subsidiary, UBIC North America, since its creation in 2007 and has served as its Chief Executive Officer and Chairman since March 2011. Prior to establishing the Company, Mr. Morimoto worked in various professional positions for the Japan Maritime Self-Defense Force from 1989 to 1995 and in various capacities at Applied Materials Japan from 1995 to 2003.

        Akihiro Okumura:    Mr. Akihiro Okumura has served as our Chief Financial Officer since August 2011. Prior to joining UBIC in his current capacity, Mr. Okumura was Vice President, Fund Closing and Finance of Simplex Investment Advisors, Inc. from September 2008 to July 2011. From November 2005 to August 2008, Mr. Okumura served as Vice President, Fund Closing and Finance of Asset Managers, Inc.

        Naritomo Ikeue:    Mr. Naritomo Ikeue has served as our Executive Vice President, Chief Operating Officer since November 2007 and has been a director of UBIC, Inc. since December, 2003. In addition, Mr. Ikeue serves as President of our principal subsidiary, UBIC North America, since March 2011 and has been a director of that subsidiary since June, 2010. Before becoming our Executive Vice President, Mr. Ikeue served as our Director of Administration from our founding to November, 2007. Prior to joining UBIC, from 1996 to 2003 Mr. Ikeue served in various capacities at Applied Materials, Inc.

        Makoto Funahashi:    Mr. Funahashi has served as our independent Director since June 2008. Prior to joining UBIC, Inc., Mr. Funahashi served in various senior capacities with the National Police Agency of Japan from 1968 to 2001, including as Deputy Minister for police technology from 1999 to his retirement. From March 2001 to April 2003, Mr. Funahashi served as special advisor to USE, Inc., a company in the information technology industry. From 2003 to March 2011, he served in various capacities at NTT Data i and its predecessor, NTT Data Creation, including as a director from 2003 to 2008, as an executive officer from 2007 to 2008, and a senior advisor from 2008 to March 2011. We believe that Mr. Funahashi is qualified to serve on our Board of Directors due to his extensive management experience in the public sector and his technological expertise.

        Hirooki Kirisawa:    Mr. Kirisawa as served as our independent director since June 2010. Prior to becoming one of our directors, Mr. Kirisawa served as one of our statutory auditors from August 2005 to June 2010. Mr. Kirisawa founded Kirisawa Tax Accounting Office in 2004 and has served as its

Chairman since that date. We believe that Mr. Kirisawa is qualified to serve on our Board of Directors due to his extensive accounting and business background and experience.

        Yoshikatsu Shirai:    Mr. Shirai has been our Director of Technology Group from January 2008 until the present. Prior to joining UBIC, Inc., Mr. Shiria served in various management positions at Applied Materials Japan, Inc., including as an engineering manager and a product manager, from 1996 through December 2007.

        Kyoichi Kihara:    Mr. Kihara joined our company in January 2008 and has served as our Director of Sales since May 2010. Prior to joining UBIC, Inc., Mr. Kihara was the marketing manager of G-Plan, Inc. from January 2006 to January 2008.

Board of Directors

        As a foreign private issuer, we are generally permitted to, and do, follow the corporate governance requirements of the Companies Act of Japan, or the Companies Act, rather than those of U.S. law. Upon completion of this offering, our Board of Directors will consist of Messrs. Masahiro Morimoto, Naritomo Ikeue, Makoto Funahashi, and Hirooki Kirisawa. Our Board of Directors has determined that Messrs. Funahashi and Kirisawa qualify as independent directors under Nasdaq rules. Our Board of Directors directs the management of our business and affairs and conducts its business through meetings of the Board of Directors. Consistent with the Companies Act, the rules of the Tokyo Stock Exchange and corporate practice in Japan, we do not have any standing committees. Our Board of Directors as a whole performs the functions of a compensation committee and a nominating and corporate governance committee. From time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.

        No director has been the subject of any order, judgment or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

Terms of Directors

        Each of our directors' terms of office terminate at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

        Our directors have the power to appoint any person as a director either to fill a vacancy or as an addition to our board. Any director so appointed may hold office only until the next following annual general meeting and will then be eligible for re-election.

        Since we qualify as a foreign private issuer under current Nasdaq rules, our Board of Directors is not required to have a majority of independent directors.

        Our Board of Directors may receive such remuneration as determined by at the annual meeting of our shareholders.

Duties of Directors

        Under applicable Japanese law, our directors have a duty of loyalty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the skill and care of a reasonably diligent person having both (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same actions as are carried out by that director in relation to the company and (b) the general knowledge, skill and experience that that particular director has. In fulfilling their duty of care to us, our directors must act in accordance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our Board of Directors include, among others:

  •
  convening shareholders' annual general meetings and reporting on its work and our operations to shareholders at such meetings;

  •
  declaring interim dividends and distributions;

  •
  appointing and determining the term of office of officers; and

  •
  borrowing money and mortgaging our property.

Interested Transactions

        There is no provision in our articles of incorporation as to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Companies Act provides that such director is required to refrain from voting on such matters at meetings of the Board of Directors. Therefore, our directors will abstain from any discussion or vote on transactions in which they are interested.

        There are no family relationships between any of the named directors and executive officers.

Remuneration

        Our shareholders determine the total amount of remuneration to be paid to our directors. The Board of Directors then determines the actual remuneration to be paid to each director. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. See "—Committees of our Board of Directors—Compensation Committee."

Power To Obligate our Company

        The directors may raise or borrow money and mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds or other securities whether outright or as collateral security for any debt liability or obligations of our company or of any third party.

Qualification

        There is no shareholding qualification for directors.

Indemnification Agreements

        We may enter into indemnification agreements that will provide our directors, statutory auditors and executive officers with contractual rights to indemnification and rights to advances against certain expenses. These could include legal fees and other expenses actually and reasonably incurred in connection with pending or threatened legal proceedings because of such director's, statutory auditor's or executive officer's position with us or another entity that the director serves at our request, subject to various conditions. We may obtain D&O liability insurance to cover some of these potential liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the indemnification agreements, we have been informed that in the opinion of the staff of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee

        Our Board of Directors acts as our compensation committee. In such capacity, it reviews and approves our compensation structure, including all forms of compensation, relating to our directors and executive officers. Among other things, our Board of Directors:

  •
  reviews and approves the total compensation package for our five most senior executives;

  •
  reviews and determines the compensation of each director's compensation; and

  •
  periodically reviews and approves any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

        Our Board of Directors acts as our corporate governance and nominating committee. In that capacity, subject to the approval of the shareholders, the board selects individuals qualified to become our directors, fills vacancies and adds directors between shareholders' meetings. Among other things, our Board of Directors:

  •
  identifies and nominates qualified candidates as directors for election by the shareholders to the Board of Directors;

  •
  reviews the current composition of the Board of Directors with regard to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  considers significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations on all matters of corporate governance and determines any remedial actions to be taken; and

  •
  monitors compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board of Statutory Auditors

        Consistent with applicable Japanese law and regulation and the rules of the Tokyo Stock Exchange, we have a separate board of statutory auditors elected by our shareholders, which currently consists of three outside statutory auditors, rather than an audit committee. Our board of statutory auditors is a legally separate and independent body from our board of directors. Under the Companies Act of Japan, none of our outside statutory auditors is, may be, or has been a director, officer or employee of UBIC, Inc. or any of our subsidiaries. At least one of the statutory auditors, in our case, Mr. Sudo, must be appointed as a full-time statutory auditor by the board of statutory auditors. Among other functions, the board of statutory auditors prepares an audit report, appoints and removes the full-time statutory auditor(s) and establishes audit policies. We have determined that this board of statutory auditors satisfies the "independence" requirements for audit committees under current Nasdaq rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. At least one of the members of our board of statutory auditors qualifies as an "audit committee financial expert" under applicable SEC rules. Our board of statutory auditors is responsible for: the retention and oversight of our registered public accounting firm and the preparation of their audit; addressing complaints related to accounting, internal accounting controls, and auditing matters; engaging any advisors necessary to perform its duties; and funding necessary to carry out its duties.

        In addition, our statutory auditors participate in all meetings of our Board of Directors.

        Our board of statutory auditors is comprised of the following members:

Name	Age	Title
Kunihiro Sudo	67	Outside Statutory Auditor
Takaharu Yasumoto	58	Outside Statutory Auditor
Kenzo Takai	67	Outside Statutory Auditor

        Kunihiro Sudo:    Mr. Sudo has served as one of our outside statutory auditors since April 2011. Prior to becoming one of our auditors, Mr. Sudo served as an advisor to XING Co. from March 2007 to August 2007. In August 2007, Mr. Sudo joined Aqua Cast Co. as an advisor and became a director of Aqua Cast Co. in October of 2007. In January 2008, Mr. Sudo retired from Aqua Cast Co..

        Takaharu Yasumoto:    Mr. Yasumoto has served as one of our outside statutory auditors since June 2010. Mr. Yasumoto has also served as a statutory auditor of Fast Retailing Co., Ltd. from June 1993 to the present. In addition, Mr. Yasumoto served as a special professor in the International Financing research school of Chuo University in Tokyo, Japan.

        Kenzo Takai:    Mr. Takai has served as one of our outside statutory auditors since June 2012. Mr. Takai currently manages his own Takai Attorney Office, where he has been a registered attorney since 1983. Prior to becoming of our statutory auditor, Mr. Takai served as outside statutory auditor in several companies include LAC Co., Ltd., Link Theory Holdings Co., Ltd. and eAccess Ltd.

Compensation of Directors and Executive Officers

        For the fiscal year ended March 31, 2012, the aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading "—Directors and Executive Officers" was ¥167 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our officers or directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        At March 31, 2012, Focus Systems owned approximately 11.5% of our outstanding common shares. Focus Systems has entered into an agency agreement in sales of our eDiscovery and forensic tool and services from January 1, 2006. In addition, Focus Systems entered into an agreement with us on February 1, 2010, to design and develop software that we use internally to deliver services to customers. Furthermore, Focus Systems purchased unsecured convertible notes with face amount of ¥80,000 thousand in the amount of ¥76,000 thousand that UBIC issued on April 1, 2010. Focus Systems converted the notes to 204,472 shares on March 14, 2011. No director or executive officer of Focus Systems is one of our officers or directors and none of our officers or directors is an officer or director of Focus Systems.

        The balances as of March 31, 2011 and 2012, and transactions of the Company with Focus Systems for years ended March 31, 2011 and 2012, are summarized as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Trade receivables	8,038	2,833	34
Prepaid expense	—	—	—
Other accounts receivable	—	—	—
Advance received	¥10,141	¥15,720	$191
Other accounts payable	—	5,284	64
Revenue	40,764	27,862	338
Cost of revenue (maintenance costs)	—	323	4
Selling, general and administrative expense (outsourcing costs, storage fee, etc.)	19,537	—	—
Dividends received	—	4,500	55
Capitalized computer software	—	5,544	67

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2012 on a fully diluted basis, assuming conversion of all of our convertible bonds into shares of common stock and the exercise of all stock options to purchase common stock within 60 days of the date of this prospectus, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.

        Shares of common stock subject to options or convertible securities exercisable or convertible within 60 days of the date hereof are deemed outstanding for computing the percentage of the person or entity holding such options or convertible securities but are not deemed outstanding for computing the percentage of any other person. To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Percentage of shares owned prior to the offering is based upon 3,193,136 shares of our common stock outstanding as of March 31, 2012. Percentage of shares owned after the offering is based on                ADSs, representing                shares being offered hereby. No ADSs are being sold by any selling shareholder.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owners(1)	Number	Percent	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	692,040	21.67	692,040
Akihiro Okumura	—	—	—
Naritomo Ikeue	272,240	8.53	272,240
Kyoichi Kihara	—	—	—
Yoshikatsu Shirai	—	—	—
Makoto Funahashi	—	—	—
Hirooki Kirisawa	8,160	*	8,160
All directors and executive officers as a group (7 persons)	972,440	30.45	972,440
5% Shareholders
Focus Systems Corporation	335,472	10.51	335,472
Japan Trustee Services Bank, Ltd.	192,180	6.02	192,180
Olympus Corporation(2)	281,114	8.80	281,114

*
less than 1%

(1)
Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building, 7th Floor 2-12-23, Kounan, Minato-ku, Tokyo 108-0075, Japan.

(2)
Represents shares issuable upon the exercise, at Olympus Corporation's option, of the right to convert ¥110.0 million aggregate face amount of our unsecured convertible notes due 2015 at a conversion price of ¥391.30 per share. On May 15, 2012, Olympus converted all of its outstanding convertible notes. After giving effect to this conversion, none of our convertible notes due 2015 remain outstanding.

DESCRIPTION OF SHARE CAPITAL

Description of Our Common Stock

        Following this offering, our authorized capital stock will consist of 7,200,000 shares of common stock, and there will be                 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock underlying the ADSs to be issued upon consummation of this offering will be fully paid and non-assessable.

  Share Units

        Our shares are organized into units comprised of tens shares of common stock each. Shareholders who hold less than one unit's worth of our common shares have access to a restricted set of shareholder rights, as described below.

  Voting Rights

        The holders of our common shares are entitled to one vote for each ten shares held of record on all matters submitted to a vote of stockholders. Upon the consummation of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Shareholders who hold less than one unit's worth of our common shares are not entitled to vote.

  Dividend Rights

        Holders of our common shares are entitled to receive ratably any dividend declared at a shareholders' meeting or by the Board of Directors.

  Rights Upon Liquidation

        In the event of a liquidation, dissolution or winding up of the company, holders of common shares are entitled to share ratably in the assets remaining after payment of liabilities. Shareholders who hold less than one unit's worth of our common shares are not entitled to any rights upon liquidation.

  Other Rights and Preferences

        Holders of our common shares have no preemptive, conversion or redemption rights.

  Listing

        We intend to apply to list our common stock on the Nasdaq Global Market under the symbol "UBIC."

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mitsubishi UFJ Trust.

Limitations on Liability

        Our articles of incorporation, which will be in effect upon consummation of this offering, limit the liability of our directors to the fullest extent permitted by Japanese law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders' derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. We may enter into indemnification agreements with our directors, statutory auditors and executive officers. If we do so, we expect that these agreements would require us to indemnify these individuals to the fullest extent permitted under Japanese law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also may obtain directors and officers liability insurance.

Memorandum and Articles of Association

Organization

        UBIC, Inc. is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Companies Act. It is registered in the Commercial Register (shogyo tokibo) maintained by the Legal Affairs Bureau.

Objects and Purposes in Our Articles of Incorporation

        Article 2 of our articles of incorporation slates our objects and purposes:

  •
  To sell, export and import electronic data forensic products;

  •
  To develop, manufacture, sell, export and import products with electronic data forensic technology;

  •
  To undertake electronic data forensic investigations;

  •
  To invest, research, educate, train, guide, advise and consult regarding electronic data forensic investigations;

  •
  To support information asset management; and

  •
  To support strategic, preventive legal management.

Provisions Regarding Our Directors

        There is no provision in our articles of incorporation as to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Companies Act provides that such director is required to refrain from voting on such matters at the Board of Director's meetings.

        The Companies Act provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders' meeting, the board of directors will determine the amount of compensation for each director. The board of directors may; by its resolution, leave such decision to the president's discretion.

        The Companies Act provides that a significant loan from third party by a company should be approved by the board of directors. We have adopted this policy.

        There is no mandatory retirement age for directors under the Companies Act or our articles of incorporation.

        There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Companies Act or our articles of incorporation.

Rights of Shareholders of our Common Stock

        We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Companies Act and our articles of incorporation include:

  •
  the right to receive dividends when the payment of dividends has been approved at a shareholders' meeting, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

  •
  the right to receive interim dividends as provided for in our articles of incorporation, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

  •
  the right to vote at a shareholders' meeting (cumulative voting for directors is not allowed under our articles of incorporation);

  •
  the right to receive surplus in the event of liquidation; and

  •
  the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions including (i) the transfer of all or material part of the business, (ii) an amendment of the articles or incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) company split or (v) merger, all of which must in principle, be approved by a special resolution of a shareholders' meeting.

        Under the Companies Act, a company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount provided for under the Companies Act and the Ordinance of the Ministry of Justice as of the effective date of such distribution of surplus.

        The amount of surplus at any given time shall be the amount of a company's assets and the book value of company's treasury stock alter subtracting and adding the amounts of the items provided for under the Companies Act and the applicable Ordinance of the Ministry of Justice.

        A shareholder is generally entitled to one vote for each unit of ten of our shares at a shareholders' meeting. In general, under the Companies Act and our articles of incorporation, a shareholders' meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Companies Act and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one shareholder who has a voting right as its proxy. Our Board of Directors shall entitle our shareholders to cast their votes in writing. Our Board of Directors may also entitle our shareholders to cast their votes by electronic devices.

        While the Companies Act, in general, requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions, it allows a company to reduce the quorum for such special resolutions by its articles of incorporation to not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

  •
  a reduction of the stated capital, (expect when a company reduces the stated capital within certain amount provided for under the Companies Act concurrently with a share issue);

  •
  amendment of our articles of incorporation (except amendments that the Board of Directors are authorized to make under the Companies Act);

  •
  establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders' approval;

  •
  a dissolution, merger or consolidation requiring shareholders' approval;

  •
  a company split requiring shareholders' approval;

  •
  a transfer of the whole or an important part of our business;

  •
  the taking over of the whole of the business of any other corporation requiring shareholders' approval; and

  •
  issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

        The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

        Shareholders holding 10% or more of the total number of voting rights of all shareholders (or 10% or more of the total number of our outstanding shares) have the right to apply to a court of competent jurisdiction for our dissolution.

        Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or 3% or more of the total number of our outstanding shares) for six months or more have certain rights under the Companies Act which includes the right to:

  •
  demand the convening of a general meeting of shareholders;

  •
  apply to a competent court for removal of a director or a statutory auditor; and

  •
  apply to a competent court for removal of a liquidator.

        Shareholders holding 3% or more of the total number of voting rights of all shareholders (or 3% or more of the total number of our outstanding shares) have certain rights under the Companies Act, which include the right to:

  •
  examine our accounting books and documents and make copies of them;

  •
  apply to a competent court for appointment of an inspector to inspect our operation or financial condition; and

  •
  to refuse exculpation of a director from liability.

        Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

        Shareholders who have held 1% or more of the total number of voting rights of all shareholders or 300 or more voting rights for six months or more have the right to demand that certain matters be added to the agenda items at a general meeting of shareholders.

        Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act which include the rights to demand:

  •
  the institution of an action to enforce the liability of one of our directors or statutory auditors;

  •
  the institution of an action to recover from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

  •
  a director on our behalf for the cessation of an illegal or ultra vires action.

        There is no provision under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us,

        Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, in principle, be approved by a special resolution of shareholders.

        Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination of our Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders' meeting under the Companies Act. Under our articles of incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. We may by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders' meeting.

Acquisition of Own Shares

        Under applicable laws of Japan, we may acquire our own shares:

  (i) through market transactions on a stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors, which is currently authorized by our articles of incorporation);

  (ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

  (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors).

        In case acquisition is made by way of (ii) above, any other shareholder may request within a certain period of time provided under the applicable Ordinance of the Ministry of Justice before a general meeting of shareholders that we also purchase our shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of one of our shares does not exceed (he market price of one of our shares calculated by the method prescribed in the applicable Ordinance of the Ministry of Justice.

        Any acquisition by us of our own shares must satisfy certain oilier requirements, including that the total amount of the acquisition price may not exceed the Distributable Amount, as described above.

        We may hold the shares which we acquired by way of (i) through (iii) above, and may cancel such shares by a resolution of the Board of Directors. We may also dispose of such shares subject to a resolution of the Board of Directors and subject also to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Stock

        There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by Non-Resident of Japan under The Foreign Exchange and Foreign Trade Act of Japan and related rules and regulations. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

        There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

        There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Pursuant to the Financial Instruments and Exchange Law of Japan and its related regulations, a shareholder who has become, solely or jointly, a holder more than 5% of the total issued shares in a company that is listed on any stock exchange in Japan is required to tile a report with the Finance Bureau of the Ministry of Finance, and. with certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed report.

        There is no provision in our articles of incorporation governing changes in the capital more stringent than is required by law.

        For a description of rights of holders of ADSs, please see the "Description of American Depositary Shares" included elsewhere in this prospectus.

Exchange Controls.

        The Foreign Exchange and Foreign Trade Act of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the "Foreign Exchange Regulations", regulate certain transactions involving a "Non-Resident of Japan" or a "Foreign Investor." including the issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a Non-Resident of Japan, "inward direct investment" by a Foreign Investor, and a payment from Japan to a foreign country or by a resident of Japan to a Non-Resident of Japan.

        "Non-Residents of Japan" is defined as individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, but branches and other offices of non-resident corporations which arc located within Japan are regarded as residents of Japan.

        "Foreign Investors" is defined as:

  •
  individuals who are Non-Residents of Japan;

  •
  corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

  •
  corporations (i) of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan or (ii) a majority of whose officers, or officer) having the power of representation, are individuals who are Non-Residents of Japan.

        Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

        Under the Foreign Exchange Regulations, in general, a Non-Resident of Japan who acquires shares from a resident of Japan in a capital markets transaction is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a Non-Resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer, unless the transfer is made through a bank, securities company or financial futures trader licensed under Japanese law.

        If a Foreign Investor acquires our shares and together with parties who have a special relationship with that Foreign Investor, holds 10% or more of our issued shares as a result of such acquisition, the Foreign Investor must, with certain limited exceptions, file a report of such acquisition with the Minister of Finance and any other competent Minister by the 15th day of the month immediately following the month in which such acquisition occurs. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                                , as depositary, will register and deliver the ADSs. Each ADS will represent beneficial ownership of                        one share of our common stock deposited with the office in                        of                         , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at                        . The principal executive office of the depositary is located at                        .

        The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Our memorandum, articles of association and Japanese law govern our shareholders' rights. The depositary will be the registered holder of the common stock underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find More Information."

Holding the ADSs

How will I hold my ADSs?

        You may hold ADSs either (1) directly (a) by having an ADR which is a certificate evidencing a specific number of ADSs registered in your name or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common stock or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common stock your ADSs represent as of the record date (which will be as close as practicable to the record date for our common stock) set by the depositary with respect to the ADSs.

  •
  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on our common stock or any net proceeds from the sale of any common stock, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. See "Taxation". It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  The depositary may, upon our timely instruction, distribute additional ADSs representing any common stock we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell common stock which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common stock. The depositary may sell a portion of the distributed common stock sufficient to pay its fees and expenses in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our common stock the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the common stock for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing common stock in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common stock.

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  Rights to Purchase Additional Shares.  If we offer holders of our common stock any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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  Other Distributions.  Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker transfer common stock or deposit evidence of rights to receive common stock to, or with, the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for common stock deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will transfer the common stock and any other deposited securities underlying the ADSs to you or a person you designate. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the common stock your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the common stock.

        If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the common stock or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our constitutive documents, to vote or to have its agents vote the common stock or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the common stock.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your common stock. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your common stock are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Must Pay:	For:
$ (or less) per ADSs (or portion of ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$ (or less) per ADS	Any distribution of cash proceeds to you
A fee equivalent to the fee that would be payable if securities distributed to you had been common stock and the common stock had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$ (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of common stock on our share register to or from the name of the depositary or its agent when you deposit or withdraw common stock
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, share transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

                                , as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

        The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our common stock	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the common stock that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 60 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver common stock and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary (as well as the liability of our and the depositary's directors, officers, affiliates, employees and agents). We and the depositary:

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  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

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  are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

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  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

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  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

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  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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  disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting common stock for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

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  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

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  disclaim any liability for any indirect, special, punitive or consequential damages.

        The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, common stock or deposited securities.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common stock, the depositary may require:

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  payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common stock or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

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  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

        You have the right to cancel your ADSs and withdraw the underlying common stock at any time except:

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  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common stock is blocked to permit voting at a general meeting of shareholders; or (3) we are paying a dividend on our common stock;

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  when you owe money to pay fees, taxes and similar charges; or

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  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common stock or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver common stock upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common stock are delivered to the depositary. The depositary may receive ADSs instead of common stock to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the common stock or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such common stock or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such common stock or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such common stock or ADSs in its records, and (e) unconditionally guarantees to deliver such common stock or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers will provide it with substantially similar security; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Transmission of Notices, Reports and Proxy Soliciting Materials to Shareholders

        We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary's corporate trust office, the office of the custodian or any other designated transfer office of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the completion of this offering, we will have outstanding                ADSs representing approximately            % of our issued and outstanding shares. All of the ADSs sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect the prevailing market price of our ADSs. In addition, immediately following this offering, holders of our common stock, including our directors and executive officers, will hold 3,193,136 shares of our common stock. All of our outstanding shares of common stock, including shares underlying our ADSs, are freely tradable on the TSE. However, our directors and executive officers expect to enter into lock-up agreements with the representative as set forth below. Prior to this offering, there has been no public market for our ADSs, and, while we have applied for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in our ADSs.

        In addition, our articles of incorporation permits the issuance of up to an aggregate of                additional shares of our common stock. See "Description of Share Capital."

Lock-up Agreements

        We have agreed with the underwriters that we will not, without the prior written consent of                                    , issue any additional ADSs or shares of our capital stock or securities convertible into or exchangeable for ADSs or shares of our capital stock for a period of 90 days (subject to extensions) after the date of this prospectus, except that we may issue shares of common stock upon the exercise of outstanding options and warrants.

        Our officers and directors, who will hold an aggregate of                shares of common stock upon completion of this offering, have agreed that they will not, without the prior written consent of                                    , offer, sell, pledge or otherwise dispose of any of their ADSs or shares of our capital stock or securities convertible into or exchangeable for ADSs or shares of our capital stock, or any rights to purchase, any ADSs or shares of our capital stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days (subject to extensions) after the date of this prospectus, except that nothing will prevent any of them from exercising outstanding options and warrants. These lock-up agreements are subject to such holders' rights to transfer their ADSs or shares of our capital stock or securities convertible into or exchangeable for ADSs or shares of our capital stock as a bona fide gift or to a trust for the benefit of an immediate family member or to a wholly-owned subsidiary, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement.

        We have been advised by                                    that it may, in its discretion, waive the lock-up agreements but that it has no current intention of releasing any ADSs or securities subject to a lock-up agreement. The release of any lock-up would be considered case by case. In considering any request to release ADSs or other securities covered by a lock-up agreement,                                    may consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of ADSs or other securities requested to be released, market conditions, the possible impact on the market for our ADSs and common stock, the trading price of our ADSs and common stock, historical trading volumes of our ADSs and common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between and us or any holders of our securities pursuant to which                                    will waive the lock-up restrictions.

        Taking into account the lock-up agreements, and assuming                                    does not release any holders from these agreements, an additional                of our ADSs will be eligible for sale in the public market subject to volume, manner of sale, and other limitations under Rules 144 and 701 beginning 180 days after the date of this prospectus (unless the lock-up period is extended as described above and in "Underwriting").

Outstanding Common Stock

        Under applicable law and regulation, all shares of our common stock outstanding on the date hereof, and all shares of common stock underlying securities exercisable for or convertible into shares of our common stock are freely tradable on the TSE and generally will remain so after consummation of this offering. However, such shares held by our directors and executive officers will be subject to the lock-up agreements set forth above. Other holders of these securities, including holders of 5.0% or more of our outstanding common stock, have not agreed to enter into such lock-up agreements, and will be able to sell shares of common stock freely outside the United States, including over the Tokyo Stock Exchange.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        In general, under Rule 144 as currently in effect, our affiliates, or persons selling shares on behalf of our affiliates, are entitled to sell, upon expiration of the lock-up agreements described above, or in accordance with the terms of the management shareholder agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

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  1% of the number of shares of our ordinary shares then outstanding, which will equal approximately                        shares immediately after this offering; or

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  the average weekly trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates, or persons selling shares on behalf of our affiliates, are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.                                        shares of our common stock are currently subject to Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such shares in reliance on Rule 144 but without compliance with some of the restrictions, including the holding period, contained in Rule 144. In particular, subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares in accordance with Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144. None of our common stock are currently subject to Rule 701.

TAXATION

        The following is a discussion of the material Japanese and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs or ordinary shares.

Japanese Taxation

        The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as al the date hereof. These statements arc subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

  •
  the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

  •
  the laws of the jurisdiction of which they arc resident; and

  •
  any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

        For purposes of the Convention (as defined below) and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

        Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, in general, are not subject to Japanese income tax.

        In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident individual of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese Corporation (such as our shares) to non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid by December 31, 2013, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of a company. As of date of this prospectus, Japan has entered into income tax treaties, or conventions, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland. Germany. Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States).

        Under the Convention between the Government of Japan and the Government of the United Stales of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Convention"), the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not have a permanent establishment in Japan is limited to 10% for most of qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50% in certain cases) of the voting stock of the Japanese corporation. The Convention provides that no Japanese tax will be imposed on dividends paid to qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

        Under Japanese tax law, the maximum rate applicable under the tax treaties conventions shall be applicable, subject to completion of below-described application procedures, except when such maximum rate is higher than the Japanese statutory rate in such case the Japanese statutory rate is applicable.

        Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by UBIC, Inc. must submit the required form in advance through UBIC, Inc. to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if                        , as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is Form 4 subtitled "Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt" to the payer of dividends, who has to file the original with the district director of the competent tax office for the place where the payer resides, by the day before the payment of dividends and the other is Form 5 subtitled "Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt" to the district director of the competent tax office through the payer of dividends in eight months from the day following the base date of payment of dividends for application purposes for which Form 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary. A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable lax treaty.

        Gains derived from the sale of the shares or ADSs outside Japan, or from the sales of shares within Japan by a non-resident individual of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed level.

        An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

U.S. Federal Income Tax Consequences

        The following is a summary of the material U.S. and Japanese federal income tax consequences to an investor of the acquisition, ownership and disposition of our ADSs purchased by the investor pursuant to this offering. As used in this discussion, references to "we", "our" and "us" refer only to UBIC, Inc.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a beneficial owner of our common stock is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a "Non-U.S. Holder." The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading "Non-U.S. Holders."

        This summary is based on the Internal Revenue Code of 1986, as amended, or the "Code," its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own our common stock as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

  •
  financial institutions or financial services entities;

  •
  broker-dealers;

  •
  taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

  •
  tax-exempt entities;

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  governments or agencies or instrumentalities thereof;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  certain expatriates or former long-term residents of the United States;

  •
  persons that actually or constructively own 5 percent or more of our voting stock;

  •
  persons that acquired our common stock pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

  •
  persons that hold our common stock as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

  •
  persons whose functional currency is not the U.S. dollar.

        This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our common stock. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our common stock and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

        We have not sought, and will not seek, a ruling from the Internal Revenue Service ("IRS") or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

        THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions

        A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of our common stock. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such cash distribution in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder's adjusted tax basis in our common stock. Any remaining excess generally will be treated as gain from the sale or other disposition of the common stock and will be treated as described under "—Taxation on the Disposition of Common stock" below.

        Any dividends we pay to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends-received deduction if the applicable holding period and other requirements are satisfied. With certain exceptions, if the applicable holding period and other requirements are satisfied, dividends we pay to a non-corporate U.S. Holder generally will constitute "qualified dividends" that will be subject to tax at the maximum regular tax rate accorded to long-term capital gains for tax years beginning on or before December 31, 2010, after which the regular U.S. federal income tax rate applicable to dividends is scheduled to return to the regular tax rate generally applicable to ordinary income.

Taxation on the Disposition of Common Stock

        Upon a sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the common stock.

        The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder's holding period for the common stock exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes After 2012

        The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and, under current law, 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder's holding period for the common stock exceeds one year. The deductibility of capital losses is subject to various limitations.

Non-U.S. Holders

Taxation of Distributions

        Any cash distribution we make to a Non-U.S. Holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Unless we are treated as an "80/20 company" for U.S. federal income tax purposes, as described below, any such dividend paid to a Non-U.S. Holder with respect to shares of our common stock that is not effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN). In satisfying the foregoing withholding obligation with respect to a cash distribution, we may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder's adjusted tax basis in our common stock (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder's adjusted tax basis, as gain from the sale or other disposition of the common stock, which will be treated as described under "—Taxation on the Disposition of Common stock" below.

        There is a possibility that we may qualify as an "80/20 company" for U.S. federal income tax purposes. In general, a U.S. corporation is an 80/20 company if at least 80% of its gross income earned directly or from subsidiaries during an applicable testing period is "active foreign business income." The 80% test is applied on a periodic basis. If we qualify as an 80/20 company, a percentage of any dividend paid by us generally will not be subject to U.S. federal withholding tax. [However, the current 80/20 company rules generally have been repealed for tax years beginning on or after January 1, 2011]. A Non-U.S. Holder should consult with its own tax advisors regarding the amount of any such dividend subject to withholding tax in this circumstance.

        Cash dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. If the Non-U.S. Holder is a corporation, such dividends that are effectively connected income may also be subject to a "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Taxation on the Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder);

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder's holding period for the common stock disposed of, and, generally, in the case where our common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder's holding period for the common stock disposed of. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

        Unless an applicable tax treaty provides otherwise, gain described in the first and third bullet points above generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. Any gains described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate (or a lower applicable tax treaty rate). Any U.S. source capital gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

        In connection with the third bullet point above, we generally will be classified as a USRPHC if (looking through certain subsidiaries) the fair market value of our "United States real property interests" equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Based on the current composition of the assets of us and our subsidiaries, we believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC (although no assurance can be given that we will not become a USRPHC in the future). Non-U.S. Holders, particularly those Non-U.S. Holders that could be treated as actually or constructively holding more than 5% of our common stock, should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our common stock.

Payments After 2012

        Effective generally for payments made after December 31, 2012, a Non-U.S. Holder may be subject to a U.S. federal withholding tax at a 30% rate with respect to dividends on, and the gross proceeds from the sale or other disposition of, our common stock if certain disclosure requirements related to the U.S. accounts maintained by, or the U.S. ownership of, the Non-U.S. Holder are not satisfied. If payment of such withholding taxes is required, a Non-U.S. Holder that is otherwise eligible for an exemption from, or a reduction of, U.S. withholding taxes with respect to such dividends and proceeds generally will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

        We generally must report annually to the IRS and to each holder the amount of dividends and certain other distributions we pay to such holder on our common stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

        In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to distributions made on our common stock to, and the proceeds from sales and other dispositions of our common stock by, a non-corporate U.S. Holder who:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the IRS that backup withholding is required; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

        Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder's or a Non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING

        Under an underwriting agreement dated                        , 2012, we have agreed to sell to the underwriters named below, subject to certain conditions, the indicated numbers of our ADSs:

Underwriters	Number of ADSs

Total

        The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

        If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional            ADSs from us to cover such sales. They may exercise that option for 45 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs from us.

	Per ADS		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$	$

        In addition, we estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $            per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per ADS from the initial public offering price. If all of the ADSs are not sold at the initial public offering price, then             may change the offering price and the other selling terms.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        We and our executive officers and directors have agreed with the underwriters not to dispose of or hedge any ADSs or shares of our capital stock or securities convertible into or exchangeable for ADSs or shares of our capital stock during the period from the date of this prospectus continuing (i) in our case, through the date 90 days after the date of this prospectus, and (ii) in the case of our executive officers and directors, through the date 180 days after the date of this prospectus, in each case, except with the prior written consent of            or in other limited circumstances. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Prior to the offering, there has been no public market for the ADSs. The initial public offering price will be negotiated among us and            . Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We have applied for the listing of our ADSs on the Nasdaq Global Market under the symbol "UBIC."

        We have agreed or will agree to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

        Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option or by purchasing ADSs in the open market (or both).

        Syndicate-covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option (a naked short position), the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors that purchase in the offering.

        Penalty bids permit            to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the ADSs to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the ADSs if it discourages presale of the ADSs.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

        These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state") and the securities offered by this prospectus,

with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date") an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this prospectus, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Other Relationships

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their respective affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the securities offered hereby has been passed upon for us by DLA Piper Tokyo Partnership, Tokyo, Japan. Certain legal matters in connection with this offering will be passed upon for us by DLA Piper LLP (US), Boston, Massachusetts. In addition, legal matters relating to Japan in connection with this offering will be passed upon for us by DLA Piper Tokyo Partnership, Tokyo, Japan. Reed Smith LLP, New York, New York is acting as United States counsel to the underwriters in this offering.                                     , is acting as Japanese counsel to the underwriters in this offering.

EXPERTS

        The consolidated financial statements of UBIC, Inc. as of March, 2010, 2011 and 2012, and for each of the three years in the period ended March 31, 2012, appearing in this prospectus and in the registration statement have been audited by Ernst & Young ShinNihon LLC, independent registered public accounting firm, as set forth in their reports thereon, appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

        We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors, executive officers and statutory auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is a concern as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

CONVENTIONS APPLICABLE TO THIS PROSPECTUS

        Except where the context otherwise requires, and for the purposes of this prospectus only:

  •
  all numbers discussed in this prospectus are approximated to the closest round number. Discrepancies in tables between totals and sums of the amounts listed are due to rounding;

  •
  certain references to Japanese yen amounts have been converted, for the convenience of the reader at the daily exchange rate as certified by the Board of Governors of the Federal Reserve System (the "Noon Buying Rate") on March 31, 2012, which was $1.00 = ¥82.41. These conversions should not be construed as representations that the Japanese yen amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated;

  •
  all references to "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  all references to "ADSs" are to our American depositary shares, each of which represents                of one share of our common stock;

  •
  Unless otherwise specified or required by the context, references to "we," "our," "us" and the "Company" refer collectively to UBIC, Inc., a Japanese corporation, and its consolidated subsidiaries (i) UBIC North America, Inc, a California corporation, or "UBIC North America", (ii) UBIC Risk Consulting, Inc., a Japanese corporation, or "UBIC Risk Consulting", (iii) UBIC Taiwan, Inc., a Taiwan Corporation, or "UBIC Taiwan", (iv) UBIC Korea, Inc, a Korean corporation, or "UBIC Korea", (v) Payment Card Forensics, Inc., a Japanese corporation, or

    "Payment Card Forensics", and (vi) UBIC Patent Partners, Inc., a Japanese corporation, or "UBIC Patent Partner";

  •
  all references to "Japan" refer to the State of Japan; and

  •
  all references to "U.S. dollars," "dollars" or "$" are to the legal currency of the United States; all references to "Japanese yen", "yen" or "¥" are to the legal currency of Japan.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the United States Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act for the ADSs offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

        The registration statement and other information may be read and copied at the SEC's Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

        You may also read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

UBIC, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UBIC, Inc.

        We have audited the accompanying consolidated balance sheets of UBIC, Inc. and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBIC, Inc. and subsidiaries at March 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

        We have also recomputed the translation of the consolidated financial statements as of and for the year ended March 31, 2012 into United States dollars. In our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis described in Note 1.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
July 27, 2012

UBIC, Inc. and subsidiaries

Consolidated Balance Sheets

March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2011	2012	2012
ASSETS
Current Assets:
Cash and cash equivalents	¥675,212	¥2,410,304	$29,248
Trade receivables:
Trade accounts receivable	910,539	984,562	11,947
Receivables from related party	8,038	2,833	34
Prepaid expenses	28,593	85,691	1,040
Deferred tax assets	42,903	110,105	1,336
Other current assets	10,656	49,525	601

Total Current Assets	1,675,941	3,643,020	44,206

Property and equipment—net	114,206	376,763	4,572
Capitalized computer software costs—net	252,288	481,747	5,846
Other intangible assets—net	1,896	3,900	47
Investments in securities	223,215	273,615	3,320
Rental deposits	52,282	89,039	1,080
Deferred IPO costs	—	83,639	1,015
Deferred tax assets	48,251	485	6
Other assets, net of allowance for doubtful accounts of ¥4,983 thousand ($60 thousand) as of March 31, 2011 and 2012	5,517	27,468	334

TOTAL ASSETS	¥2,373,596	¥4,979,676	$60,426

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Balance Sheets (Continued)

March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2011	2012	2012
LIABILITIES AND EQUITY
Current Liabilities:
Trade payables:
Trade accounts payable	¥220,114	¥436,852	$5,301
Payables to related party	—	5,284	64
Short-term debt	—	62,500	758
Current portion of long-term debt	143,171	138,520	1,681
Accrued income taxes	347,145	840,911	10,204
Accrued consumption taxes	43,229	76,571	929
Retirement and severance benefits—current	813	1,441	17
Other current liabilities	67,285	201,496	2,445

Total Current Liabilities	821,757	1,763,575	21,399

Noncurrent Liabilities:
Long-term debt	323,040	400,020	4,854
Retirement and severance benefits—noncurrent	7,214	10,415	126
Deferred tax liabilities	815	32,159	389
Other liabilities	18,526	33,953	412

Total Noncurrent Liabilities	349,595	476,547	5,781

COMMITMENTS AND CONTINGENCIES
EQUITY:
Common stock: Authorized 7,200,000 shares; Issued and outstanding, 2,630,872 shares and 2,912,022 shares at March 31, 2011 and 2012, respectively	805,624	858,424	10,417
Additional paid-in capital	345,115	440,946	5,351
Retained earnings (accumulated deficit)	(19,278)	1,328,679	16,124
Accumulated other comprehensive income	63,742	99,513	1,208
Treasury stock, at cost—56 shares at March 31, 2011 and 2012, respectively	(26)	(26)	0

Total UBIC, Inc. shareholders' equity	1,195,177	2,727,536	33,100
NONCONTROLLING INTERESTS	7,067	12,018	146

Total Equity	1,202,244	2,739,554	33,246

TOTAL LIABILITIES AND EQUITY	¥2,373,596	¥4,979,676	$60,426

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Income

Years ended March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2011	2012	2012
Revenue	¥2,635,430	¥5,095,939	$61,836
Revenue from a related party	40,764	27,862	338
Operating revenue from reimbursed direct costs	9,899	12,427	151

Total revenue	2,686,093	5,136,228	62,325

Cost of revenue	966,352	1,600,425	19,420
Reimbursed direct costs	9,899	12,427	151
Selling, general and administrative expenses	669,742	1,153,438	13,996

Total operating expense	1,645,993	2,766,290	33,567

Operating income	1,040,100	2,369,938	28,758
Interest income	3,410	2,052	25
Interest expense	(14,262)	(13,360)	(162)
Foreign currency exchange gains (losses)	(39,942)	10,294	125
Dividend income	—	4,500	55
Other—net	1,296	655	8

Income before income taxes	990,602	2,374,079	28,809
Income taxes	202,827	1,003,441	12,176

Net income	787,775	1,370,638	16,633
Less: Net income (loss) attributable to noncontrolling interests	(933)	2,951	36

Net income attributable to UBIC, Inc. shareholders	¥788,708	¥1,367,687	$16,597

	Yen		U.S. Dollars
	2011	2012	2012
Net income attributable to UBIC, Inc. shareholders per share:
Basic	¥334	¥515	$6
Diluted	249	422	5

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2011	2012	2012
Net income	¥787,775	¥1,370,638	$16,633
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(894)	6,166	75
Unrealized holding gains on securities:
Amount arising during the period	68,592	29,892	364
Adjustments related to retirement and severance benefits:
Amount arising during the period	418	(287)	(4)

Total other comprehensive income	68,116	35,771	435

Total comprehensive income	855,891	1,406,409	17,068
Less: Comprehensive income (loss) attributable to noncontrolling interests	(933)	2,951	36

Total comprehensive income attributable to UBIC, Inc. shareholders	¥856,824	¥1,403,458	$17,032

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Equity

Years ended March 31, 2011 and 2012

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- controlling Interests		Total Equity
Balance at April 1, 2010	2,324,000	¥605,987	¥456,043	¥(807,986)	¥(4,374)	¥(17)	¥		¥249,653
Comprehensive income:
Net income				788,708				(933)	787,775
Other comprehensive income, net of tax					68,116				68,116
Conversion of convertible notes	204,472	38,000	36,808						74,808
Common stock issued under share-based compensation plans	102,400	161,637	(148,870)						12,767
Purchase of treasury stock						(9)			(9)
Share-based compensation			1,134						1,134
Stock issuance by newly established subsidiary								8,000	8,000

Balance at March 31, 2011	2,630,872	805,624	345,115	(19,278)	63,742	(26)		7,067	1,202,244
Comprehensive income:
Net income				1,367,687				2,951	1,370,638
Other comprehensive income, net of tax					35,771				35,771
Conversion of convertible notes	281,150	52,800	51,563						104,363
Share-based compensation			44,268						44,268
Stock issuance by newly established subsidiary								2,000	2,000
Dividends paid				(19,730)					(19,730)

Balance at March 31, 2012	2,912,022	¥858,424	¥440,946	¥1,328,679	¥99,513	¥(26)		¥12,018	¥2,739,554

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Equity (Continued)

Years ended March 31, 2011 and 2012

	Thousands of U.S. Dollars, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- controlling Interests	Total Equity
Balance at April 1, 2011	2,630,872	$9,776	$4,188	$(234)	$773	$0	$86	$14,589
Comprehensive income:
Net income				16,597			36	16,633
Other comprehensive income, net of tax					435			435
Conversion of convertible notes	281,150	641	626					1,267
Share-based compensation			537					537
Stock issuance by newly established subsidiary							24	24
Dividends paid				(239)				(239)

Balance at March 31, 2012	2,912,022	$10,417	$5,351	$16,124	$1,208	$0	$146	$33,246

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Cash Flows

Years ended March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2011	2012	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥787,775	¥1,370,638	$16,633
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	58,213	129,364	1,570
Share-based compensation expense	1,134	44,268	537
Deferred income taxes	(136,688)	(7,899)	(95)
Foreign currency exchange losses (gains)	20,513	(6,811)	(83)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(828,196)	(65,198)	(791)
Decrease (increase) in receivables from related party	12,746	5,205	63
Increase in prepaid expenses	(6,510)	(54,774)	(665)
Increase in rental deposits	(8,778)	(36,440)	(442)
Increase in trade accounts payable	118,820	36,246	440
Increase in payables to related party	—	5,284	64
Increase in accrued consumption taxes	46,570	33,342	404
Increase in accrued income taxes	345,723	493,766	5,992
Other—net	41,478	96,558	1,171

Net cash provided by operating activities	452,800	2,043,549	24,798
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(19,623)	(242,607)	(2,944)
Capitalized computer software costs	(206,701)	(275,298)	(3,341)
Other—net	(1,388)	(2,319)	(28)

Net cash used in investing activities	(227,712)	(520,224)	(6,313)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	—	150,000	1,820
Repayment of short-term debt	(30,000)	(87,500)	(1,062)
Proceeds from long-term bank borrowings	—	316,667	3,843
Repayment of long-term bank borrowings	(159,260)	(141,700)	(1,719)
Proceeds from issuance of common stock	11,575	—	—
Proceeds from issuance of convertible notes	285,000	—	—
Proceeds from issuance of common stock to noncontrolling shareholders by newly established subsidiary	8,000	2,000	24
Dividends paid	—	(19,730)	(239)
Payment of IPO costs	—	(3,819)	(46)
Other—net	(1,419)	(2,708)	(33)

Net cash provided by financing activities	113,896	213,210	2,588

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8,922)	(1,443)	(18)

NET INCREASE IN CASH AND CASH EQUIVALENTS	330,062	1,735,092	21,055
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	345,150	675,212	8,193

CASH AND CASH EQUIVALENTS, END OF YEAR	¥675,212	¥2,410,304	$29,248

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥8,489	¥7,971	$97
Income taxes paid/(refunds received)—net	(14,197)	544,560	6,608
NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible notes to common stock	¥74,808	¥104,363	$1,267
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	53,602	154,900	1,880
Asset retirement obligation	—	7,309	89
Outstanding payment for deferred IPO costs	—	79,820	969

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations—UBIC, Inc. ("UBIC") is a Japanese corporation established on August 8, 2003, whose principal office is located in Japan. UBIC and its subsidiaries (collectively, the "Company") provide solutions, employing advanced technologies, for corporate litigation strategy and crisis management. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company's customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise.

        Basis of Financial Statements—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation, certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to depreciation of property and equipment, share-based compensation, valuation of deferred tax assets, appropriation of accumulated deficit and deferred U.S. Initial Public Offering ("IPO") costs.

        Translation into U.S. Dollars—The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which UBIC is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2012 is included solely for the convenience of readers outside Japan and has been made at the rate of Yen 82.41 = U.S. $1 (the official rate as of March 31, 2012 announced by the Federal Reserve Bank of New York). The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

        Principles of Consolidation—The consolidated financial statements include the accounts of UBIC and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, and estimated useful lives of fixed assets and intangible assets with finite useful lives. Actual results could differ from those estimates.

        Foreign Currency Translation—The assets and liabilities of foreign subsidiaries with functional currencies other than Japanese yen are translated into Japanese yen at the rate of exchange at the balance sheet date. Income and expense accounts are translated at the average rates of exchange for the respective reporting period. The resulting translation adjustments are included in other comprehensive income.

        Cash Equivalents—The Company defines cash equivalents as all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less at the time of purchase.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Allowance for Doubtful Accounts—Allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon an evaluation of potential losses in the outstanding receivables.

        Deferred IPO Costs—Incremental costs directly associated with the Company's pending IPO, such as consulting costs and legal fees, are capitalized and recorded as deferred IPO costs in anticipation of the IPO. These costs will be netted against the gross proceeds of the IPO and recorded in additional paid-in capital.

        Property and Equipment—Property and equipment are stated at cost. Depreciation and amortization of property and equipment, including assets under capital lease, are computed using the straight-line method based on either the estimated useful lives of the assets or the lease period, whichever is shorter.

        The useful lives for depreciation by major asset classes are as follows:

Leasehold improvements	5 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 years

        Capitalized Computer Software Costs—The Company capitalizes costs of computer software developed and purchased for internal use. Costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Capitalized costs are amortized, beginning in the period each module or component of the product is ready for its intended use, on a straight-line basis over the estimated useful life of the product, mainly five years.

        Leases—Capital leases are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the balance of the obligation. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

        Impairment of Long-lived Assets—The Company reviews the carrying value of long-lived assets or a related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Investments in Securities—The Company classifies investments in equity securities that have readily determinable fair values as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis. The cost of securities sold is determined based on the average cost method.

        The Company reviews the fair values of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. Fair value is determined based on quoted market prices. If the decline in fair value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in fair value are determined taking into consideration the duration of the decline in fair value of the security and the severity of the decline, the financial condition and near term prospects of the investee and the intent and ability of the Company to hold the equity security until forecasted recovery. The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other than temporary.

        Retirement and Severance Benefits—The Company has defined benefit severance indemnities plans. The benefit obligation at March 31, the measurement date, is unfunded and recognized in the consolidated balance sheet. The benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of income and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

        Asset Retirement Obligations—The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and included in other liabilities. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the asset's useful life.

        Convertible Notes—The Company accounts for convertible notes according to their stated redemption value net of discount. The Company classifies the convertible notes as a liability or equity on the consolidated balance sheet according to the nature of the redemption feature. Discounts on convertible notes are amortized as interest expense over the redemption period.

        Derivative Financial Instruments—The Company recognizes all derivative financial instruments, such as interest rate swap contracts, in the consolidated balance sheets as either assets or liabilities and they are measured at fair value regardless of the purpose or intent for using them.

        The Company does not designate derivative financial instruments as hedging instruments nor apply hedge accounting. Accordingly, changes in fair value of the derivative financial instruments are recognized in earnings immediately.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition—The Company has agreements with customers pursuant to which it performs various services. A majority of the Company's revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that the Company earns and bills for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. While the unit prices for providing the services are agreed in advance, the scope and volume of services to be performed can change depending on customers' requests, which are made on an optional and "as needed" basis, and customers may choose not to request performance of additional services or may obtain similar services from other service providers.

        The Company recognizes revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, the Company has identified each deliverable service element. Based on management's evaluation of each element, it was determined that each element delivered has standalone value to the customers because the Company or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. The Company uses the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocates revenue to the various units of accounting in the arrangements based on the stated prices. The Company recognizes revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured based on evidence of an arrangement.

        The Company has revenue related to the reimbursement of certain direct costs by customers, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of income as "Operating revenue from reimbursed direct costs" and as "Reimbursed direct costs."

        Consumption tax—Consumption tax collected and remitted to tax authorities is excluded from revenues, cost of sales and expenses in the consolidated statements of income.

        Advertising—Advertising costs are expensed as incurred and are recorded in "Selling, general and administration expenses."

        Share-Based Compensation—The Company measures the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant-date and recognizes the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested.

        Income Taxes—Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of income. The Company had no unrecognized tax benefits during the years ended March 31, 2011 and 2012.

        Net Income Attributable to UBIC, Inc. Shareholders Per Share—Basic net income attributable to UBIC, Inc. shareholders per share is computed using the weighted-average number of shares of common stock outstanding during each year. Diluted net income attributable to UBIC, Inc. shareholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

        Other Comprehensive Income—Other comprehensive income consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiary, unrealized holding gains or losses on available-for-sale securities and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

        In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, "Revenue Recognition:Multiple-Deliverable Revenue Arrangements," which amends the criteria for when to evaluate individual delivered items in a multiple-deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company retrospectively adopted this ASU in the fiscal year beginning April 1, 2009. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

        In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements." This ASU affects how entities account for revenue arrangements that contain both tangible products and software elements. Previously, arrangements containing both tangible products and software were accounted for based on the provisions regarding revenue recognition included in ASC 985, "Software," if the software was considered more than incidental to the product or service. This ASU changes revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product's essential functionality by eliminating them from the scope of ASC 985. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company retrospectively adopted this ASU in the fiscal year beginning April 1, 2009. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

        In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements," which adds disclosure requirements about

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU was effective for the annual reporting period beginning after December 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

        In February 2010, the FASB issued ASU 2010-9 "Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements." This ASU amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company's disclosure on subsequent events in Note 21 is made in accordance with this ASU.

        In July 2010, the FASB issued ASU No. 2010-20, "Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which requires new disclosures and enhances existing disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and the Company adopted this ASU in the third quarter of fiscal year beginning April 1, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted this ASU in the fourth quarter of fiscal year beginning April 1, 2010. The adoption of these ASU did not have a material impact on the Company's financial position or results of operations.

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The Company adopted this ASU in the fiscal year beginning April 1, 2010, other than the adoption of the presentation of reclassifications of items out of accumulated comprehensive income which has been deferred. The adoption of these ASU did not have a material impact on the Company's financial position or results of operations.

        In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations," which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements Not Yet Adopted

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement," which amends some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is prohibited. The application of this ASU is not expected to have a material impact on the Company's financial position or results of operations.

2. INVESTMENTS IN SECURITIES

Available-for-sale securities

        Information regarding securities classified as available-for-sale securities as of March 31, 2011 and 2012 is as follows:

	Thousands of Yen
March 31, 2011	Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥115,650	¥—	¥223,200
March 31, 2012
Available-for-sale securities:
Equity securities	¥107,550	¥166,050	¥—	¥273,600

	Thousands of U.S. Dollars
March 31, 2012	Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Equity securities	$1,305	$2,015	$—	$3,320

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2011 and 2012 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Balance at the beginning of the year	¥4,983	¥4,983	$60

Balance at the end of the year	¥4,983	¥4,983	$60

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. PROPERTY AND EQUIPMENT

        Property and equipment recorded on the Company's consolidated balance sheets as of March 31, 2011 and 2012, consists of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Leasehold improvements	¥55,327	¥109,141	$1,324
Furniture and fixtures	94,576	95,476	1,159
Computers	63,427	336,338	4,081
Assets under capital lease, primarily office equipment	5,153	5,153	63

Total	218,483	546,108	6,627
Accumulated depreciation	(104,277)	(169,345)	(2,055)

Property and equipment—net	¥114,206	¥376,763	$4,572

5. LEASES

        The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

        Capital Leases—The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥5,153 thousand and ¥1,934 thousand, respectively, at March 31, 2011 and ¥5,153 thousand ($63 thousand) and ¥3,402 thousand ($41 thousand), respectively, at March 31, 2012.

        Operating Leases—UBIC leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease period, for which refundable lease deposits are recorded as rental deposits. The U.S. based subsidiary leases office premises under noncancellable operating lease arrangements.

        Expenses related to operating leases for the years ended March 31, 2011 and 2012, were ¥127,709 thousand and ¥174,503 thousand ($2,117 thousand), respectively, and are included in "Cost of revenue" and "Selling, general and administrative expenses."

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

5. LEASES (Continued)

        Future Minimum Lease Payments—As of March 31, 2012, the future minimum lease payments under noncancellable operating leases and capital leases are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
Years ending March 31	Operating Leases	Capital Leases	Operating Leases	Capital Leases
2013	¥11,391	¥1,483	$138	$18
2014	11,096	412	135	5
2015 and thereafter	10,482	—	127	—

Total minimum lease payments	¥32,969	1,895	¥400	23

Less amounts representing interest		55		1

Present value of minimum lease payments		1,840		22
Less current portion		1,437		17

Noncurrent portion		¥403		$5

6. CAPITALIZED COMPUTER SOFTWARE COSTS

        The Company capitalizes the cost of computer software developed or purchased for internal use.

        The following is a summary of capitalized computer software costs:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Balance at the beginning of the year	¥295,385	¥505,160	$6,130
Costs capitalized during the year	209,888	302,106	3,666
Foreign currency translation	(113)	104	1

Balance at the end of the year	505,160	807,370	9,797
Accumulated amortization, end of the year	(252,872)	(325,623)	(3,951)

Capitalized computer software costs—net	¥252,288	¥481,747	$5,846

        Included in the above are capitalized software costs for projects in progress of ¥115,203 thousand and ¥7,997 thousand ($97 thousand) at March 31, 2011 and 2012, respectively. For the years ended March 31, 2011 and 2012, the Company recognized amortization expenses related to capitalized software development costs of ¥30,364 thousand and ¥72,751 thousand ($883 thousand), respectively.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. CAPITALIZED COMPUTER SOFTWARE COSTS (Continued)

        The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Years ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2013	¥115,864	$1,406
2014	112,706	1,368
2015	111,342	1,351
2016	88,388	1,073
2017	45,450	551

        Research and development costs, which are included in "Selling, general and administrative expenses" relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs were not incurred during the year ended March 31, 2011. Research and development costs incurred during the year ended March 31, 2012 amounted to ¥12,288 thousand ($149 thousand).

7. SHORT-TERM AND LONG-TERM DEBT

        Short-term debt of ¥62,500 thousand ($758 thousand) as of March 31, 2012, consists of bank borrowings with a weighted average interest rate of 0.7 percent.

        The components of long-term debt as of March 31, 2011 and 2012, are summarized as follows:

	Thousands of Yen
					Thousands of U.S. Dollars
	2011 Weighted average interest rate		2012 Weighted average interest rate
		2011 Balance		2012 Balance	2012 Balance
Unsecured convertible notes due 2015, zero coupon, net of unamortized discount of ¥8,800 thousand and ¥3,300 thousand ($40 thousand) at March 31, 2011 and 2012, respectively	1.0%	¥211,200	1.0%	¥106,700	$1,295
Bank borrowings:
Secured by equity securities, various rates and various maturities through 2016	2.5%	230,000	2.0%	247,143	2,999
Unsecured, various rates and various maturities through 2016	2.2%	21,700	1.6%	182,857	2,219
Capital lease obligations	4.1%	3,311	4.1%	1,840	22

		466,211		538,540	6,535
Less: current portion		143,171		138,520	1,681

		¥323,040		¥400,020	$4,854

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. SHORT-TERM AND LONG-TERM DEBT (Continued)

        The aggregate annual maturities of long-term debt after March 31, 2012 are as follows:

Years ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2013	¥138,520	$1,681
2014	91,237	1,107
2015	80,833	981
2016	187,533	2,276
2017	40,417	490

	¥538,540	$6,535

        The Company pledged available-for-sale securities with carrying value of ¥223,200 thousand and ¥273,600 thousand ($3,320 thousand) as security for bank borrowings of ¥230,000 thousand and ¥247,143 thousand ($2,999 thousand) as of March 31, 2011 and 2012, respectively. As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Credit Line

        The Company entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2012 was ¥50,000 thousand ($607 thousand). Under a ¥700,000 thousand five year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, the Company borrowed ¥350,000 thousand ($4,247 thousand) during the year ended March 31, 2012. The remaining ¥350,000 thousand ($4,247 thousand) available under this syndicated loan can be drawn through September 26, 2012.

Convertible Notes

        In April 2010, the Company issued zero coupon convertible notes due April 2015 in the aggregate face amount of ¥300,000 thousand for ¥285,000 thousand. The notes were convertible to equity shares at the option of the holders at a price of ¥391 per share at any time on or after April 13, 2010. The Company was not required to bifurcate any of embedded features contained in the notes for accounting purposes. On March 14, 2011, prior to the maturity date, convertible notes with a face amount of ¥80,000 thousand were converted into 204,472 equity shares of the Company at a conversion price of ¥391 per share. UBIC recorded an increase of ¥38,000 thousand in "Common stock" and ¥36,808 thousand, net of issuance cost of ¥1,192 thousand in "Additional paid-in capital." On February 28, 2012, prior to the maturity date, convertible notes with a face amount of ¥110,000 thousand ($1,335 thousand) were converted into 281,150 equity shares of the Company at a conversion price of ¥391 ($5) per share. UBIC recorded an increase of ¥52,800 thousand ($641 thousand) in "Common stock" and ¥51,563 thousand ($626 thousand), net of issuance cost of ¥1,237 thousand ($15 thousand) in "Additional paid-in capital." The carrying amount of these notes, with the accretion of discounts, is included in "Long-term debt" in the Company's consolidated balance sheets. For the years ended March 31, 2011 and 2012, the Company recognized debt discount amortization of ¥2,200 thousand and ¥1,100 thousand ($13 thousand), respectively.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. SHORT-TERM AND LONG-TERM DEBT (Continued)

Financial Covenants

        There are restrictive covenants related to the borrowings of ¥350,000 thousand ($4,247 thousand) as of March 31, 2012 including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of UBIC, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011 or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC shall not record ordinary losses in any two consecutive fiscal years. UBIC is in compliance with these restrictive covenants at March 31, 2012.

8. RETIREMENT AND SEVERANCE BENEFITS

        The Company has unfunded defined benefits severance indemnities plans to provide retirement benefits to substantially all employees. Under the severance indemnities plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause.

        Reconciliations of the beginning and ending balances of the benefit obligation for the years ended March 31, 2011 and 2012, are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Change in benefit obligation:
Benefit obligation at the beginning of the year	¥6,485	¥8,027	$97
Service cost	2,626	3,604	43
Interest cost	46	57	1
Actuarial (gain) loss	(434)	484	6
Benefits paid	(687)	(273)	(3)
Foreign currency exchange rate changes	(9)	(43)	(1)

Benefit obligation at the end of the year	¥8,027	¥11,856	$143

        The accumulated benefit obligations as of March 31, 2011 and 2012 are ¥7,418 thousand and ¥10,653 thousand ($129 thousand), respectively.

        Amounts recognized in the consolidated balance sheets as of March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Accrued retirement cost—current	¥813	¥1,441	$17
Accrued retirement cost—noncurrent	7,214	10,415	126

Amount recognized	¥8,027	¥11,856	$143

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. RETIREMENT AND SEVERANCE BENEFITS (Continued)

        Net periodic retirement cost for the years ended March 31, 2011 and 2012 consists of the following components:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Service cost	¥2,626	¥3,604	$43
Interest cost	46	57	1

Net periodic retirement cost	¥2,672	¥3,661	$44

        Amounts recognized in other comprehensive income (loss) for the years ended March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Actuarial gain (loss)	¥418	¥(287)	$(4)

        Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Accumulated actuarial gain (loss)	¥24	¥(263)	$(4)

        The Company uses its year-end as the measurement date for the benefit obligation. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2011	2012
Discount rate	0.75%	0.70%
Rate of compensation increase	1.50%	2.77%

        Weighted-average assumptions used to determine the net periodic retirement cost for the years ended March 31, 2011 and 2012, are as follows:

	2011	2012
Discount rate	0.75%	0.75%
Rate of compensation increase	1.50%	1.50%

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. RETIREMENT AND SEVERANCE BENEFITS (Continued)

        The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2013	¥1,441	$17
2014	1,684	20
2015	1,837	22
2016	2,496	30
2017	2,451	30
2018-20	10,562	128

9. ASSET RETIREMENT OBLIGATIONS

        The Company's asset retirement obligations, which are included in "Other liabilities" in the Company's consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original conditions. The movements in asset retirement obligations for the years ended March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Balance at the beginning of the year	¥9,919	¥10,101	$123
Liabilities incurred during the year	—	7,309	89
Accretion expense	182	193	2

Balance at the end of the year	¥10,101	¥17,603	$214

10. FINANCIAL INSTRUMENTS

        Fair value estimates and information about valuation methodologies regarding financial instruments are as follows:

        Quoted market prices, where available, are used to estimate the fair values of financial instruments. In the absence of quoted market prices, fair values for such financial instruments are estimated using an income approach, based on discounted cash flows, or other valuation techniques.

Cash and cash equivalents, Trade receivables, Trade payables and Short-term debt

        The carrying amount approximates the fair value because of the short maturity of these instruments.

Long-term debt

        The fair value of bank borrowings is estimated based on the present value of future cash flows using the Company's borrowing rate for the same contractual terms.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. FINANCIAL INSTRUMENTS (Continued)

        The fair value of the convertible notes is estimated based on the quoted market price of the Company's equity shares multiplied by the number of equity shares issued if converted on the balance sheet date as the Company's share price was higher than the conversion price.

	Thousands of Yen				Thousands of U.S. Dollars
	2011		2012		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	¥675,212	¥675,212	¥2,410,304	¥2,410,304	$29,248	$29,248
Trade receivables:
Trade accounts receivable	910,539	910,539	984,562	984,562	11,947	11,947
Receivables from related party	8,038	8,038	2,833	2,833	34	34
Liabilities:
Trade payables:
Trade accounts payable	220,114	220,114	436,852	436,852	5,301	5,301
Payables to related party	—	—	5,284	5,284	64	64
Short-term debt	—	—	62,500	62,500	758	758
Long-term debt:
Bank borrowings	251,700	252,011	430,000	432,214	5,218	5,245
Convertible notes	211,200	1,372,012	106,700	2,558,465	1,295	31,046

        Refer to Note 12 for fair values of equity securities and derivative financial instruments.

        Significant Customers and Concentration of Credit Risk—Trade accounts receivable from three largest customers accounted for approximately 78.6% of the Company's trade accounts receivable as of March 31, 2012.

        The Company conducts business based on periodic evaluations of the customers' financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

        The Company's exposure to interest rate risk is related to underlying long-term bank borrowings. In order to minimize the variability caused by interest rate risk, the Company enters into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments on long-term bank borrowings in the amount of ¥230,000 thousand and ¥110,000 thousand ($1,335 thousand) as of March 31, 2011 and 2012, respectively, and makes fixed interest rate payments, thereby effectively creating fixed interest rate long-term bank borrowings.

        The Company does not designate the interest rate swap contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, all interest rate swap contracts are measured at fair

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

        As of March 31, 2011 and 2012, the fair values of interest rate swaps were ¥2,954 thousand and ¥815 thousand ($10 thousand), respectively and are included in "Other liabilities" in the consolidated balance sheets. Changes in the fair value of interest rate swaps resulted in the recognition of a gain of ¥3,100 thousand and a gain of ¥2,139 thousand ($26 thousand) for the years ended March 31, 2011 and 2012, respectively and are included in "Other—net" in the consolidated statements of income. During the years ended March 31, 2011 and 2012, interest paid on the interest rate swap contracts was ¥4,322 thousand and ¥2,652 thousand ($32 thousand), respectively, and is included in "Interest expense" in the consolidated statements of income.

12. FAIR VALUE MEASUREMENTS

        ASC Topic 820, "Fair Value Measurements" establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

    Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

    Level 2—Directly or indirectly observable inputs other than those included in Level 1, such as quoted market prices for similar assets and liabilities in active markets, quoted prices for identical assets in inactive markets, or inputs derived principally from or corroborated by observable market data

    Level 3—Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions and best estimate of what inputs market participants would use in pricing an asset or liability

Investments in equity securities

        The Company has investments in certain equity securities for which quoted market prices are available to determine their fair value and are included in Level 1.

Derivative financial instruments

        Derivative financial instruments consist of interest rate swaps. The fair value of interest rate swaps is based on the present value of expected future cash flows using zero coupon rates, which is derived principally from observable market data. These interest rate swaps are included in Level 2.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. FAIR VALUE MEASUREMENTS (Continued)

Assets and liabilities measured at fair value on a recurring basis

        Assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and 2012, are as follows:

	Thousands of Yen
			Fair Value Hierarchy Classification
	Carrying Value	Total Fair Value
Items Measured at Fair Value on a Recurring Basis			Level 1	Level 2	Level 3
March 31, 2011:
Assets:
Available-for-sale securities:
Equity securities	¥223,200	¥223,200	¥223,200	¥—	¥—
Liabilities:
Derivatives—Interest rate swaps	2,954	2,954	—	2,954	—
March 31, 2012:
Assets:
Available-for-sale securities:
Equity securities	273,600	273,600	273,600	—	—
Liabilities:
Derivatives—Interest rate swaps	815	815	—	815	—

	Thousands of U.S. Dollars
			Fair Value Hierarchy Classification
	Carrying Value	Total Fair Value
Items Measured at Fair Value on a Recurring Basis			Level 1	Level 2	Level 3
March 31, 2012:
Assets:
Available-for-sale securities
Equity securities	$3,320	$3,320	$3,320	$—	$—
Liabilities:
Derivatives—Interest rate swaps	10	10	—	10	—

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES

        Income (loss) from operations before income taxes and income taxes for the years ended March 31, 2011 and 2012 consist of the following components:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Income (loss) from operations before income taxes:
Domestic	¥996,687	¥2,312,763	$28,064
Foreign	(6,085)	61,316	745

Total	¥990,602	¥2,374,079	$28,809

Income taxes-current
Domestic	¥339,470	¥996,521	$12,092
Foreign	45	14,819	179

Total	¥339,515	¥1,011,340	$12,271

Income taxes-deferred
Domestic	¥(137,411)	¥(6,609)	$(80)
Foreign	723	(1,290)	(15)

Total	¥(136,688)	¥(7,899)	$(95)

        For the years ended March 31, 2011 and 2012, ¥202,827 thousand and ¥1,003,441 thousand ($12,176 thousand) were recorded as income tax expenses attributable to operations and ¥47,074 thousand and ¥20,656 thousand ($250 thousand) were recognized as income tax expenses attributable to other comprehensive income.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        The tax effects of temporary differences and operating loss carryforwards giving rise to deferred tax balances at March 31, 2011 and 2012 are as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	2011		2012		2012
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Impairment loss on investments in securities	¥50,669	¥—	¥44,381	¥—	$539	$—
Depreciation and amortization	31,279	815	10,856	8,893	132	108
Accrued municipal governments tax	27,432	—	59,057	—	717	—
Research and development cost for internal use software	6,502	—	3,053	—	37	—
Deferred revenue	11,021	—	13,537	—	164	—
Accrued bonus	6,240	—	25,657	—	311	—
Accrued vacation	5,191	—	5,196	—	63	—
Asset retirement obligations	4,110	—	6,274	—	76	—
Operating loss carryforwards	9,235	—	2,701	—	33	—
Unrealized gain on available-for-sale securities	—	47,058	—	59,180	—	718
IPO Costs	—	—	—	30,340	—	368
Others	15,521	6,057	13,509	6,576	165	80

Total	167,200	53,930	184,221	104,989	2,237	1,274
Valuation allowance	(22,931)	—	(801)	—	(10)	—

Total	¥144,269	¥53,930	¥183,420	¥104,989	$2,227	$1,274

        In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these deductible differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2011 and 2012.

        For the year ended March 31, 2011, UBIC utilized operating loss carryforwards of ¥216,152 thousand to offset current taxable income. In addition, during the year ended March 31, 2011, the U.S. subsidiary filed a carryback claim and received a tax refund of ¥26,066 thousand related to operating losses.

        As of March 31, 2011, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the U.S. subsidiary, and was provided at the amounts which were considered not more likely than not to be realized.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        Realization of the remaining deferred tax assets at UBIC was determined to be more likely than not and the valuation allowance related to UBIC's net deferred tax assets was eliminated during the year ended March 31, 2011.

        For the year ended March 31, 2012, the U.S. subsidiary utilized operating loss carryforwards of ¥18,705 thousand ($227 thousand) to offset current taxable income.

        As of March 31, 2012, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the subsidiary in Japan, and was provided at the amounts which are considered not more likely than not to be realized.

        An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2011 and 2012 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Balance at the beginning of the year	¥229,176	¥22,931	$278
Additions	14,608	25	0
Deductions	(220,853)	(22,155)	(268)

Balance at the end of the year	¥22,931	¥801	$10

        As of March 31, 2012, the U.S. subsidiary and a domestic subsidiary had operating loss carryforwards of ¥35,926 thousand ($436 thousand) and ¥2,091 thousand ($25 thousand), respectively. These operating loss carryforwards are available to offset future taxable income and will expire in March 31, 2020 for U.S. state taxes and March 31, 2019 for Japanese income tax, respectively.

        Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 40.69 percent for the years ended March 31, 2011 and 2012.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        Reconciliations between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years ended March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Amount computed by using normal Japanese statutory tax rate	¥403,076	¥966,013	$11,722
Increase (decrease) in taxes resulting from:
Change in valuation allowance*	(206,069)	(22,130)	(268)
Share-based compensation expense	—	17,459	212
Officers' remuneration not deductible for tax purpose	2,736	25,460	309
Others-net	3,084	16,639	201

Income tax expense as reported	¥202,827	¥1,003,441	$12,176

*
Change in valuation allowance for the year ended March 31, 2011 includes a decrease of ¥87,952 thousand in the valuation allowance of UBIC as of March 31, 2010 for the deferred tax assets arising from UBIC's operating loss carryforwards that were utilized during the year.

        Change in valuation allowance for the year ended March 31, 2012 includes a decrease of ¥6,227 thousand ($76 thousand) in the valuation allowance of the U.S. subsidiary as of March 31, 2011 for the deferred tax assets arising from the U.S. subsidiary operating loss carryforwards that were utilized during the year.

        Amendments to the Japanese tax regulations were enacted on December 2, 2011. As a result of these amendments, the corporate income tax rate decreased by 4.5 percent from 30 percent to 25.5 percent starting from the fiscal year beginning April 1, 2012. In addition, the combined statutory tax rate increased by a 10 percent surtax effective for the three years from April 1, 2012 to March 31, 2015. Consequently, the combined statutory tax rate was 38.01 percent for the three years from April 1, 2012 to March 31, 2015 and 35.64 percent for the years beginning on or after April 1, 2015. The effect of these changes did not have material effects on the consolidated statement of income for the year ended March 31, 2012.

14. SHARE-BASED COMPENSATION

        In January 2006, the Company granted stock options to purchase a total of 112,000 equity shares to three employee/directors and two employees ("2nd series Stock Option Grant"). Options to purchase 112,000 shares were vested on January 27, 2008 and were exercisable for three years from that date.

        In March 2006, the Company granted stock options to purchase a total of 16,000 equity shares to one employee/director and five employees ("3rd series Stock Option Grant"). Options to purchase 14,400 shares were vested on March 16, 2008 and were exercisable for three years from that date. The remaining options were forfeited.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. SHARE-BASED COMPENSATION (Continued)

        In June 2010, the Company granted stock options to purchase a total of 68,000 equity shares to one employee/director and one employee ("4th series Stock Option Grant"). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

        In April 2011, the Company granted stock options to purchase a total of 80,000 equity shares to one employee/director and five employees ("5th series Stock Option Grant"). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

        The Company issues new shares upon the exercise of stock options.

        Share-based compensation is measured at the grant date, based on the fair value of the award, and the compensation expense is recognized on a straight-line basis over the vesting period. The following table presents total share-based compensation expense for the 4th and 5th series Stock Option Grants, which are noncash charges, and included in the consolidated statements of income for the years ended March 31, 2011 and 2012:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Cost of revenue	¥—	¥9,654	$117
Selling, general and administrative expenses	1,134	34,614	420

Pre-tax share-based compensation expense	1,134	44,268	537
Income tax benefit	(461)	(485)	(6)

Total share-based compensation expense, net of tax	¥673	¥43,783	$531

        The Company estimates the number of forfeitures prior to vesting at the grant date to be zero. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment in the period which the forfeitures occur. As of March 31, 2011 and 2012, the total unrecognized compensation expenses related to the unvested portion of the 4th and 5th series Stock Option Grants were ¥2,948 thousand and ¥87,400 thousand ($1,061 thousand), respectively. As of March 31, 2011 and 2012, the expense will be recognized over weighted-average periods of 2.2 years and 2.0 years, respectively.

        The estimated fair value of stock options is determined using the Black-Scholes valuation model. Key inputs and assumptions to estimate the fair value of stock options include the exercise price of the award, the expected option term, the volatility of the Company's share price, the risk-free interest rate and the Company's dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by individuals who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. SHARE-BASED COMPENSATION (Continued)

        The following table presents the weighted-average assumptions used in estimating the fair value of options granted during the year ended March 31, 2011 and 2012.

	2011	2012
Expected life of stock option (years)	4.5	4.5
Expected volatility	83.5%	120.8%
Risk-free interest rate	0.5%	0.5%
Expected dividend yield	0%	1.9%

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Weighted-average grant-date fair value per option to purchase one share	¥204	¥1,609	$20

        The Company has estimated the expected term of its stock options as the middle of the exercise period of the stock options. The expected volatility is estimated based upon on the historical volatility of the Company's share price for the last three years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and expected payment in the future.

        A summary of stock option activity during the year ended March 31, 2012, is presented below:

	Shares	Weighted- average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of Yen)
Outstanding—March 31, 2011	20,000	¥391	5.2	¥40,980
Granted	80,000	2,203
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding—March 31, 2012	100,000	¥1,840	4.9	725,980

Options vested and expected to vest—March 31, 2012	100,000	¥1,840	4.9	725,980

Options exercisable—March 31, 2012	—	—	—	—

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. SHARE-BASED COMPENSATION (Continued)

	Shares	Weighted- average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of U.S. Dollars)
Outstanding—March 31, 2011	20,000	$5	5.2	$497
Granted	80,000	27
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding—March 31, 2012	100,000	$23	4.9	8,809

Options vested and expected to vest—March 31, 2012	100,000	$23	4.9	$8,809

Options exercisable—March 31, 2012	—	—	—	—

        The aggregate intrinsic value was calculated using the difference between the market price and the exercise price as of March 31, 2012 for only those awards that have an exercise price that is less than the market price.

Exercises of Stock Options

        The total intrinsic value of stock options exercised during the year ended March 31, 2011 was ¥25,668 thousand. During the year ended March 31, 2011, the Company received cash of ¥12,800 thousand, being the exercise price for the exercised stock options. The cash received for payment of the exercise price is included as a component of cash flows from financing activities. No stock options were exercised during the year ended March 31, 2012.

Nonvested Stock Options

        A summary of the status of the Company's nonvested stock options at March 31, 2012 is as follows:

	Shares	Weighted- Average Grant Date Fair Value
Nonvested—April 1, 2011	20,000	¥204
Granted	80,000	1,609
Vested	—	—
Forfeited	—	—
Expired	—	—

Outstanding—March 31, 2012	100,000	¥1,328

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. EQUITY

        Japanese companies are subject to the Companies Act of Japan (the "Companies Act"). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividends

        Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Statutory Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Increases / decreases and transfer of common stock, reserve and surplus

        The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

        The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company's general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in UBIC's general books of account, as determined under accounting principles generally accepted in Japan ("J GAAP"), amounted to ¥1,525,441 thousand ($18,510 thousand) at March 31, 2012.

Stock Splits

        On September 12, 2011, the Company's Board of Directors declared a two-for-one split of its shares of common stock. The split was effective from October 1, 2011, for all shareholders of record on September 30, 2011.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. EQUITY (Continued)

        On March 15, 2012, the Company's Board of Directors declared a two-for-one split of its shares of common stock. The stock split is effective from April 1, 2012, for all shareholders of record on March 31, 2012.

        As a result of the stock split, all amounts related to shares, share prices and earnings per share have been retroactively restated throughout these consolidated financial statements.

16. OTHER COMPREHENSIVE INCOME

        The changes in each component of other comprehensive income (loss) for the years ended March 31, 2011 and 2012 were as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Accumulated other comprehensive income (loss)
Balance at April 1, 2010	¥(3,980)	¥—	¥(394)	¥(4,374)
Period change	(894)	68,592	418	68,116

Balance at March 31, 2011	(4,874)	68,592	24	63,742
Period change	6,166	29,892	(287)	35,771

Balance at March 31, 2012	¥1,292	¥98,484	¥(263)	¥99,513

	Thousands of U.S. Dollars
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Accumulated other comprehensive income
Balance at April 1, 2011	$(59)	$832	$0	$773
Period change	75	364	(4)	435

Balance at March 31, 2012	$16	$1,196	$(4)	$1,208

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

16. OTHER COMPREHENSIVE INCOME (Continued)

        The tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2011 and 2012 were as follows:

	Thousands of Yen
	2011
	Before Tax Amount	Tax Expense	Net of Tax Amount
Foreign currency translation adjustments	¥(894)	¥—	¥(894)

Unrealized holding gain on securities:
Amount arising during the period	115,650	(47,058)	68,592

Net unrealized holding gain during the period	115,650	(47,058)	68,592

Adjustments related to retirement and severance benefits:
Amount arising during the period	434	(16)	418

Net adjustments related to retirement and severance benefits	434	(16)	418

Other comprehensive income	¥115,190	¥(47,074)	¥68,116

	Thousands of Yen
	2012
	Before Tax Amount	Tax Expense	Net of Tax Amount
Foreign currency translation adjustments	¥6,511	¥(345)	¥6,166

Unrealized holding gain on securities:
Amount arising during the period	50,400	(20,508)	29,892

Net unrealized holding gain during the period	50,400	(20,508)	29,892

Adjustments related to retirement and severance benefits:
Amount arising during the period	(484)	197	(287)

Net adjustments related to retirement and severance benefits	(484)	197	(287)

Other comprehensive income	¥56,427	¥(20,656)	¥35,771

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

16. OTHER COMPREHENSIVE INCOME (Continued)

	Thousands of U.S. Dollars
	2012
	Before Tax Amount	Tax Expense	Net of Tax Amount
Foreign currency translation adjustments	$79	$(4)	$75

Unrealized holding gain on securities:
Amount arising during the period	612	(248)	364

Net unrealized holding gain during the period	612	(248)	364

Adjustments related to retirement and severance benefits:
Amount arising during the period	(6)	2	(4)

Net adjustments related to retirement and severance benefits	(6)	2	(4)

Other comprehensive income	$685	$(250)	$435

17. NET INCOME PER SHARE

        Basic net income per share is computed on the basis of weighted-average outstanding common shares. Diluted net income per share is computed on the basis of basic weighted-average outstanding common shares adjusted for the dilutive effect of stock options and convertible notes, if dilutive. Potentially dilutive common shares from series of stock option plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options. Potentially dilutive common shares are determined by applying the if-converted method for the convertible notes. The numerator of the diluted net income per share calculation is increased by the amount of interest expense, net of tax, related to outstanding convertible notes if the net impact is dilutive.

        The computation of basic and diluted net income (loss) per share for the years ended March 31, 2011 and 2012 was as follows:

	2011
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥788,708	2,359,465	¥334

Effect of dilutive securities:
Stock options		57,965
Convertible notes		753,328
Plus: interest on convertible notes	1,305

Diluted net income attributable to UBIC, Inc. shareholders	¥790,013	3,170,758	¥249

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

17. NET INCOME PER SHARE (Continued)

	2012
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥1,367,687	2,656,165	¥515

Effect of dilutive securities:
Stock options		48,543
Convertible notes		536,881
Plus: interest on convertible notes	652

Diluted net income attributable to UBIC, Inc. shareholders	¥1,368,339	3,241,589	¥422

	2012
	(Thousands of U.S. Dollars) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	$16,597	2,656,165	$6

Effect of dilutive securities:
Stock options		48,543
Convertible notes		536,881
Plus: interest on convertible notes	8

Diluted net income attributable to UBIC, Inc. shareholders	$16,605	3,241,589	$5

18. SEGMENT REPORTING

        Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) customers and by UBIC North America, Inc., a United States ("U.S.") based wholly-owned subsidiary of UBIC primarily for U.S. customers and by other foreign subsidiaries for foreign customers other than those in the U.S. The Company's operations in Japan, the U.S. and others have been identified as the three operating segments of the Company. Others include Korea and Taiwan. The Company's chief executive officer, who is also the Company's chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. The Company's chief operating decision maker utilizes various measurements prepared based on J GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

        During the year ended March 31, 2012, the Company established subsidiaries in countries other than Japan and the U.S. Management reevaluated the structure of its business and devised a new

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

reportable segment structure. All periods presented have been revised to report segment results under the new reportable segment structure.

        The Company's reportable segments are the same as its operating segments.

        Segment information for the years ended March 31, 2011 and 2012 is presented below:

  Revenues:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Japan
Outside customers	¥1,937,434	¥4,245,265	$51,514
Intersegment	450,210	543,999	6,601

Total	2,387,644	4,789,264	58,115
U.S.
Outside customers	804,494	882,389	10,707
Intersegment	49,668	30,005	364

Total	854,162	912,394	11,071
Other
Outside customers	—	381	5
Intersegment	—	40,631	493

Total		41,012	498
Elimination	(499,878)	(614,635)	(7,458)

Total revenue after eliminations	2,741,928	5,128,035	62,226
Adjustments*(1)	(55,835)	8,193	99

Total consolidated revenue	¥2,686,093	¥5,136,228	$62,325

*(1)
These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and J GAAP.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

Segment Performance Measure:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Segment profit (loss)
Japan	¥1,019,194	¥2,312,670	$28,063
U.S.	77,946	70,218	852
Other	—	(16,304)	(198)

Total segment profit after eliminations	1,097,140	2,366,584	28,717
Adjustments*(2)	(57,040)	3,354	41

Total consolidated operating income	1,040,100	2,369,938	28,758
Unallocated amounts:
Interest income	3,410	2,052	25
Interest expense	(14,262)	(13,360)	(162)
Foreign currency exchange gains (losses)	(39,942)	10,294	125
Dividend income	—	4,500	55
Other-net	1,296	655	8

Total consolidated income before income taxes	¥990,602	¥2,374,079	$28,809

*(2)
Adjustments primarily relate to the differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred IPO costs.

Segment Assets:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Segment assets
Japan	¥2,300,299	¥4,830,227	$58,612
U.S.	451,012	895,284	10,864
Others	—	134,294	1,630
Elimination	(434,500)	(976,279)	(11,847)

Total segment assets after eliminations	2,316,811	4,883,526	59,259
Adjustments*(3)	56,785	96,150	1,167

Total consolidated assets	¥2,373,596	¥4,979,676	$60,426

*(3)
Adjustments primarily relate to the differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, deferred tax assets and deferred IPO costs.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

Capital expenditures on long-lived assets:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Capital expenditures
Japan	¥249,406	¥589,247	$7,150
U.S.	917	34,900	423
Others	—	22,605	274
Adjustments	(1,986)	(25,230)	(306)

Total consolidated capital expenditures	¥248,337	¥621,522	$7,541

        Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Depreciation and amortization
Japan	¥51,986	¥130,139	$1,579
U.S.	955	3,332	40
Others	—	2,336	28
Total depreciation and amortization	¥52,941	¥135,807	$1,647

Adjustments	5,272	(6,443)	(77)

Total consolidated depreciation and amortization	¥58,213	¥129,364	$1,570

Entity-Wide Information:

        For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki, Yazaki Corporation, and TMI Associates amounted to ¥594,130 thousand, ¥379,832 thousand, ¥372,064 thousand, and ¥311,325 thousand, respectively, representing approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of the total revenue. For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, two customers represented by Quinn Emanuel Urquhart & Sullivan, LLP, and Sanyo Electric Co., Ltd. amounted to ¥950,893 thousand ($11,539 thousand), ¥628,112 thousand ($7,622 thousand), ¥608,558 thousand ($7,385 thousand) and ¥595,998 thousand ($7,232 thousand), respectively, representing approximately 18.5 percent, 12.2 percent, 11.8 percent, and 11.6 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥379,832 thousand for Aisin Seiki for the year ended March 31, 2011, and ¥608,558 thousand ($7,385 thousand) for Quinn Emanuel Urquhart & Sullivan, LLP for the year ended March 31, 2012, which are reported in the U.S.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

        The information concerning revenue by service categories for the years ended March 31, 2011 and 2012 is presented below:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
eDiscovery	¥2,529,778	¥4,910,584	$59,586
Investigation	44,061	144,072	1,748
Sales of forensic tools	49,208	38,082	462
Forensic training	38,252	30,882	375
Other	24,794	12,608	154

Total revenue	¥2,686,093	¥5,136,228	$62,325

        Long-lived assets held in Japan and in the U.S. as of March 31, 2011 were ¥112,013 thousand and ¥2,193 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2012 were ¥330,964 thousand ($4,017 thousand), ¥27,962 thousand ($339 thousand) and ¥17,837 thousand ($216 thousand), respectively. There were no long-lived assets in Other as of March 31, 2011. Long-lived assets include property and equipment.

19. RELATED PARTY TRANSACTIONS

        As of March 31, 2011 and 2012, Focus Systems Corporation ("Focus Systems") owned approximately 15.8% and 11.5% of UBIC's outstanding common shares and UBIC's voting shares, respectively. The Company has a continuing agency agreement with Focus Systems effective from January 1, 2006 related to the sale of UBIC's eDiscovery services and forensic tools and services. Focus Systems also entered into an agreement with UBIC on February 1, 2010 to design and develop a software system used by UBIC. Furthermore, on April 1, 2010, UBIC issued unsecured convertible notes with a face amount of ¥80,000 thousand to Focus Systems for ¥76,000 thousand. Focus Systems converted the notes into 204,472 common shares of UBIC on March 14, 2011.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. RELATED PARTY TRANSACTIONS (Continued)

        The balances as of March 31, 2011 and 2012, and transactions of the Company with Focus Systems for years ended March 31, 2011 and 2012, are summarized as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Account Balances:
Trade receivables	¥8,038	¥2,833	$34
Advance received	10,141	15,720	191
Other accounts payable	—	5,284	64
Accrued expense	—	323	4
Transactions:
Revenue	¥40,764	¥27,862	$338
Cost of revenue (maintenance costs)	—	323	4
Selling, general and administrative expenses (outsourcing costs, storage fee, etc.)	19,537	—	—
Dividends received	—	4,500	55
Capitalized computer software	—	5,544	67

        Price and condition of transactions with Focus Systems are determined in the same manner as in the ordinary course of business.

        Under a separate arrangement, the Chairman of Focus Systems rendered certain advisory services to UBIC and UBIC paid ¥6,000 thousand ($73 thousand) during the years ended March 31, 2011 and 2012.

        A UBIC board member owns 10.3% of UBIC's outstanding common shares and UBIC's voting shares as of March 31, 2011. In January 2011, he exercised stock options granted in January 2006 and March 2006 and paid ¥11,500 thousand to UBIC as exercise price.

20. ADVERTISING COSTS

        Advertising costs, which are included in "Selling, general and administrative expenses" incurred during the years ended March 31, 2011 and 2012 relate primarily to advertisements in magazines and journals and amounted to ¥16,230 thousand and ¥30,670 thousand ($372 thousand), respectively.

21. SUBSEQUENT EVENTS

Incorporation of Subsidiaries

        On June 15, 2012, UBIC established UBIC Patent Partners Inc, for the purpose of promptly and precisely supporting resolution of patent issues for companies globally expanding their business and organizing the service system focusing on intellectual properties. UBIC invested ¥20,000 thousand ($243 thousand) and wholly owns UBIC Patent Partners.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

21. SUBSEQUENT EVENTS (Continued)

Convertible notes

        On May 15, 2012, an investor converted convertible notes with a face amount of ¥110,000 thousand ($1,335 thousand) into 281,114 common shares of the Company. To account for the conversion, UBIC recorded an increase of ¥53,350 thousand ($647 thousand) both in "Common stock" and "Additional paid-in capital."

Stock options

        On June 21, 2012, the Company granted stock options to purchase a total of 16,000 equity shares with exercise price per share of ¥8,096 ($98) to two employee/directors, two statutory auditors, twelve employees and six external advisors ("6th series Stock Option Grant"). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

Dividends

        On June 22, 2012, UBIC's shareholders approved the payment of a year-end cash dividend of ¥100 per share of common stock in the aggregate amount of ¥145,598 thousand ($1,767 thousand) to shareholders of record at March 31, 2012.

* * * * * *

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UBIC, Inc.

        We have audited the accompanying consolidated balance sheets of UBIC, Inc. and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBIC, Inc. and subsidiaries at March 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
May 24, 2012

UBIC, Inc. and subsidiaries

Consolidated Balance Sheets

March 31, 2010 and 2011

	Thousands of Yen
	2010	2011
ASSETS
Current Assets:
Cash and cash equivalents	¥345,150	¥675,212
Trade receivables:
Trade accounts receivable	96,975	910,539
Receivables from related party	20,784	8,038
Prepaid expenses	22,220	28,593
Income tax receivable	10,327	—
Deferred tax assets	—	42,903
Other current assets	14,557	10,656

Total Current Assets	510,013	1,675,941

Property and equipment—net	105,330	114,206
Capitalized computer software costs—net	72,877	252,288
Other intangible assets—net	508	1,896
Investments in securities	107,565	223,215
Rental deposits	43,846	52,282
Deferred tax assets	—	48,251
Other assets, net of allowance for doubtful accounts of ¥4,983 thousand as of March 31, 2010 and 2011	9,117	5,517

TOTAL ASSETS	¥849,256	¥2,373,596

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Balance Sheets (Continued)

March 31, 2010 and 2011

	Thousands of Yen
	2010	2011
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥83,446	¥220,114
Short-term debt	30,000	—
Current portion of long-term debt	160,670	143,171
Accrued income taxes	1,422	347,145
Accrued consumption taxes	—	43,229
Retirement and severance benefits—current	496	813
Other current liabilities	39,822	67,285

Total Current Liabilities	315,856	821,757

Noncurrent Liabilities:
Long-term debt	255,011	323,040
Retirement and severance benefits—noncurrent	5,989	7,214
Deferred tax liabilities	130	815
Other liabilities	22,617	18,526

Total Noncurrent Liabilities	283,747	349,595

COMMITMENTS AND CONTINGENCIES
EQUITY:
Common stock: Authorized 7,200,000 shares; Issued and outstanding, 2,324,000 shares and 2,630,872 shares at March 31, 2010 and 2011, respectively	605,987	805,624
Additional paid-in capital	456,043	345,115
Accumulated deficit	(807,986)	(19,278)
Accumulated other comprehensive income (loss)	(4,374)	63,742
Treasury stock, at cost—28 shares and 56 shares at March 31, 2010 and 2011, respectively	(17)	(26)

Total UBIC, Inc. shareholders' equity	249,653	1,195,177
NONCONTROLLING INTERESTS	—	7,067

Total Equity	249,653	1,202,244

TOTAL LIABILITIES AND EQUITY	¥849,256	¥2,373,596

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Operations

Years ended March 31, 2010 and 2011

	Thousands of Yen
	2010	2011
Revenue	¥1,013,490	¥2,635,430
Revenue from a related party	80,072	40,764
Operating revenue from reimbursed direct costs	4,605	9,899

Total revenue	1,098,167	2,686,093

Cost of revenue	703,010	966,352
Reimbursed direct costs	4,605	9,899
Selling, general and administrative expenses	574,001	669,742

Total operating expense	1,281,616	1,645,993

Operating income (loss)	(183,449)	1,040,100
Interest income	3,441	3,410
Interest expense	(13,247)	(14,262)
Foreign currency exchange losses	(14,384)	(39,942)
Impairment losses on investments in securities	(108,540)	—
Other—net	94	1,296

Income (loss) before income taxes	(316,085)	990,602
Income taxes	102,213	202,827

Net income (loss)	(418,298)	787,775
Less: Net loss attributable to noncontrolling interests	—	933

Net income (loss) attributable to UBIC, Inc. shareholders	¥(418,298)	¥788,708

	Yen
	2010	2011
Net income (loss) attributable to UBIC, Inc. shareholders per share:
Basic	¥(182)	¥334
Diluted	(182)	249

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended March 31, 2010 and 2011

	Thousands of Yen
	2010		2011
Net income (loss)		¥(418,298)		¥787,775
Other comprehensive income, net of tax:
Foreign currency translation adjustments		704		(894)
Unrealized holding gains (losses) on securities:
Amount arising during the period	¥(57,650)		¥68,592
Less: Reclassification adjustments for losses included in net income	64,375	6,725	—	68,592

Adjustments related to retirement and severance benefits:
Amount arising during the period		(394)		418

Total other comprehensive income		7,035		68,116

Total comprehensive income (loss)		(411,263)		855,891
Less: Comprehensive loss attributable to noncontrolling interests		—		933

Total comprehensive income (loss) attributable to UBIC, Inc. shareholders		¥(411,263)		¥856,824

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Equity

Years ended March 31, 2010 and 2011

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- controlling Interests		Total Equity
Balance at April 1, 2009	2,276,000	¥539,153	¥516,912	¥(389,688)	¥(11,409)	¥(17)	¥		¥654,951
Comprehensive income (loss):
Net loss				(418,298)					(418,298)
Other comprehensive income, net of tax					7,035				7,035
Common stock issued under share-based compensation plans	48,000	66,834	(60,869)						5,965

Balance at March 31, 2010	2,324,000	605,987	456,043	(807,986)	(4,374)	(17)			249,653
Comprehensive income:
Net income				788,708				(933)	787,775
Other comprehensive income, net of tax					68,116				68,116
Conversion of convertible notes	204,472	38,000	36,808						74,808
Common stock issued under share-based compensation plans	102,400	161,637	(148,870)						12,767
Purchase of treasury stock						(9)			(9)
Shared-based compensation			1,134						1,134
Stock issuance by newly established subsidiary								8,000	8,000

Balance at March 31, 2011	2,630,872	¥805,624	¥345,115	¥(19,278)	¥63,742	¥(26)		¥7,067	¥1,202,244

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Consolidated Statements of Cash Flows

Years ended March 31, 2010 and 2011

	Thousands of Yen
	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥(418,298)	¥787,775
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	213,784	58,213
Deferred income taxes	112,247	(136,688)
Impairment losses on investments in securities	108,540	—
Foreign currency exchange losses	25,877	20,513
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	25,490	(828,196)
Decrease (increase) in receivables from related party	(16,210)	12,746
Decrease (increase) in prepaid expenses	5,080	(6,510)
Decrease (increase) in rental deposits	4,303	(8,778)
Increase (decrease) in trade accounts payable	(55,267)	118,820
Increase in accrued consumption taxes	—	46,570
Increase (decrease) in accrued income taxes	(335)	345,723
Other—net	(6,144)	42,612

Net cash provided by (used in) operating activities	(933)	452,800
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(800)	(19,623)
Capitalized computer software costs	(68,414)	(206,701)
Other—net	—	(1,388)

Net cash used in investing activities	(69,214)	(227,712)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	30,000	—
Repayment of short-term debt	—	(30,000)
Proceeds from long-term bank borrowings	180,000	—
Repayment of long-term bank borrowings	(135,260)	(159,260)
Proceeds from issuance of common stock	5,965	11,575
Proceeds from issuance of convertible notes	—	285,000
Proceeds from issuance of common stock to noncontrolling shareholders by newly established subsidiary	—	8,000
Other—net	(432)	(1,419)

Net cash provided by financing activities	80,273	113,896

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(12,633)	(8,922)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,507)	330,062
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	347,657	345,150

CASH AND CASH EQUIVALENTS, END OF YEAR	¥345,150	¥675,212

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥10,004	¥8,489
Income taxes paid/(refunds received)—net	560	(14,197)
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets under capital lease arrangements	¥5,153	¥—
Conversion of convertible notes to common stock	—	74,808
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	33,044	53,602

See notes to the consolidated financial statements.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations—UBIC, Inc. ("UBIC") is a Japanese corporation established on August 8, 2003, whose principal office is located in Japan. UBIC and its subsidiaries (collectively, the "Company") provide solutions, employing advanced technologies, for corporate litigation strategy and crisis management. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company's customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise.

        Basis of Financial Statements—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation, certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to depreciation of property and equipment, share-based compensation, valuation of deferred tax assets and appropriation of accumulated deficit.

        Currency—The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which UBIC is incorporated and principally operates.

        Principles of Consolidation—The consolidated financial statements include the accounts of UBIC and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, and estimated useful lives of fixed assets and intangible assets with finite useful lives. Actual results could differ from those estimates.

        Foreign Currency Translation—The assets and liabilities of the foreign subsidiary with functional currency other than Japanese yen are translated into Japanese yen at the rate of exchange at the balance sheet date. Income and expense accounts are translated at the average rates of exchange for the respective reporting period. The resulting translation adjustments are included in other comprehensive income.

        Cash Equivalents—The Company defines cash equivalents as all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less at the time of purchase.

        Allowance for Doubtful Accounts—Allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon an evaluation of potential losses in the outstanding receivables.

        Property and Equipment—Property and equipment are stated at cost. Depreciation and amortization of property and equipment, including assets under capital lease, are computed using the straight-line

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

method based on either the estimated useful lives of the assets or the lease period, whichever is shorter.

        The useful lives for depreciation by major asset classes are as follows:

Leasehold improvements	5 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 years

        Capitalized Computer Software Costs—The Company capitalizes costs of computer software developed and purchased for internal use. Costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Capitalized costs are amortized, beginning in the period each module or component of the product is ready for its intended use, on a straight-line basis over the estimated useful life of the product, mainly five years.

        Leases—Capital leases are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the balance of the obligation. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

        Impairment of Long-lived Assets—The Company reviews the carrying value of long-lived assets or a related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and its eventual disposition.

        Investments in Securities—The Company classifies investments in equity securities that have readily determinable fair values as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis. The cost of securities sold is determined based on the average cost method.

        The Company reviews the fair values of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. Fair value is determined based on quoted market prices. If the decline in fair value is judged to be other than temporary, the cost basis of the investment is written down to fair value.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other-than-temporary declines in fair value are determined taking into consideration the duration of the decline in fair value of the security and the severity of the decline, the financial condition and near term prospects of the investee and the intent and ability of the Company to hold the equity security until forecasted recovery. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline is deemed to be other than temporary.

        Equity securities that do not have readily determinable fair values are carried at cost. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment, the Company estimates the fair value of such investments. If the fair value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Other-than-temporary declines in fair value are determined taking into consideration the duration of the decline in fair value of the security and the severity of the decline, the financial condition and near term prospects of the investee and the intent and ability of the Company to hold the equity security until forecasted recovery.

        Retirement and Severance Benefits—The Company has defined benefit severance indemnities plans. The benefit obligation at March 31, the measurement date, is unfunded and recognized in the consolidated balance sheet. The benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

        Asset Retirement Obligations—The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and included in other liabilities. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the asset's useful life.

        Convertible Notes—The Company accounts for convertible notes according to their stated redemption value net of discount. The Company classifies the convertible notes as liability or equity on the consolidated balance sheet according to the nature of the redemption feature. Discounts on convertible notes are amortized as interest expense over the redemption period.

        Derivative Financial Instruments—The Company recognizes all derivative financial instruments, such as interest rate swap contracts, in the consolidated balance sheets as either assets or liabilities and they are measured at fair value regardless of the purpose or intent for using them.

        The Company does not designate derivative financial instruments as hedging instruments nor apply hedge accounting. Accordingly, changes in fair value of the derivative financial instruments are recognized in earnings immediately.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition—The Company has agreements with customers pursuant to which it performs various services. A majority of the Company's revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that the Company earns and bills for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. While the unit prices for providing the services are agreed in advance, the scope and volume of services to be performed can change depending on customers' requests, which are made on an optional and "as needed" basis, and customers may choose not to request performance of additional services or may obtain similar services from other service providers.

        The Company recognizes revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, the Company has identified each deliverable service element. Based on management's evaluation of each element, it was determined that each element delivered has standalone value to the customers because the Company or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. The Company uses the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocates revenue to the various units of accounting in the arrangements based on the stated prices. The Company recognizes revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured based on evidence of an arrangement.

        The Company has revenue related to the reimbursement of certain direct costs by customers, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of operations as "Operating revenue from reimbursed direct costs" and as "Reimbursed direct costs."

        Consumption tax—Consumption tax collected and remitted to tax authorities is excluded from revenues, cost of sales and expenses in the consolidated statements of operations.

        Advertising—Advertising costs are expensed as incurred and are recorded in "Selling, general and administration expenses."

        Share-Based Compensation—The Company measures the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant-date and recognizes the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested.

        Income Taxes—Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. The Company had no unrecognized tax benefits during the years ended March 31, 2010 and 2011.

        Net Income Attributable to UBIC, Inc. Shareholders Per Share—Basic net income attributable to UBIC, Inc. shareholders per share is computed using the weighted-average number of shares of common stock outstanding during each year. Diluted net income attributable to UBIC, Inc. shareholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

        Other Comprehensive Income—Other comprehensive income consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiary, unrealized holding gains or losses on available-for-sale securities and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

        In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements," which amends the criteria for when to evaluate individual delivered items in a multiple-deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company retrospectively adopted this ASU in the fiscal year beginning April 1, 2009. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

        In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements." This ASU affects how entities account for revenue arrangements that contain both tangible products and software elements. Currently, arrangements containing both tangible products and software are accounted for based on the provisions regarding revenue recognition included in ASC 985, "Software," if the software is considered more than incidental to the product or service. This ASU changes revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product's essential functionality by eliminating them from the scope of ASC 985. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company retrospectively adopted this ASU in the fiscal year beginning April 1, 2009. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements," which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU was effective for the annual reporting period beginning after December 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations.

        In February 2010, the FASB issued ASU 2010-9 "Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements." This ASU amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company's disclosure on subsequent events in Note 21 is made in accordance with this ASU.

        In July 2010, the FASB issued ASU No. 2010-20, "Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which requires new disclosures and enhances existing disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and the Company adopted this ASU in the third quarter of fiscal year beginning April 1, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December15, 2010. The Company adopted this ASU in the fourth quarter of fiscal year beginning April 1, 2010. The adoption of these ASU did not have a material impact on the Company's financial position or results of operations.

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The Company adopted this ASU in the fiscal year beginning April 1, 2010, other than the adoption of the presentation of reclassifications of items out of accumulated comprehensive income which has been deferred. The adoption of these ASU did not have a material impact on the Company's financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

        In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations," which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a material impact on the Company's financial position or results of operations.

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement," which amends some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is prohibited. The application of this ASU is not expected to have a material impact on the Company's financial position or results of operations.

2. INVESTMENTS IN SECURITIES

Available-for-sale securities

        Information regarding securities classified as available-for-sale securities as of March 31, 2010 and 2011 is as follows:

	Thousands of Yen
	Cost	Gross unrealized gain	Gross unrealized loss	Fair value
March 31, 2010
Available-for-sale securities:
Equity securities	¥107,550	¥—	—	¥107,550
March 31, 2011
Available-for-sale securities:
Equity securities	¥107,550	¥115,650	—	¥223,200

        For the year ended March 31, 2010, the Company recorded other-than-temporary impairment losses of ¥108,540 thousand for the available-for-sale securities, which are included in "Impairment losses on investments in securities" in the consolidated statements of operations.

Cost-method investments

        The carrying amount of cost-method investments as of March 31, 2010 and 2011, was ¥15 thousand and is recorded in investments in securities in the consolidated balance sheets. On consideration of the carrying amount of these investments and cost-benefit factors, the Company determined that it is not practicable to estimate fair value of these investments.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2010 and 2011 is as follows:

	Thousands of Yen
	2010	2011
Balance at the beginning of the year	¥4,983	¥4,983

Balance at the end of the year	¥4,983	¥4,983

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. PROPERTY AND EQUIPMENT

        Property and equipment recorded on the Company's consolidated balance sheets as of March 31, 2010 and 2011, consists of the following:

	Thousands of Yen
	2010	2011
Leasehold improvements	¥53,350	¥55,327
Furniture and fixtures	61,606	94,576
Computers	61,794	63,427
Assets under capital lease, primarily office equipment	5,153	5,153

Total	181,903	218,483
Accumulated depreciation	(76,573)	(104,277)

Property and equipment—net	¥105,330	¥114,206

5. LEASES

        The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

        Capital Leases—The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥5,153 thousand and ¥466 thousand, respectively, at March 31, 2010 and ¥5,153 thousand and ¥1,934 thousand, respectively, at March 31, 2011.

        Operating Leases—UBIC leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease period, for which refundable lease deposits are recorded as rental deposits. The U.S. based subsidiary leases office premises under noncancellable operating lease arrangements.

        Expenses related to operating leases for the years ended March 31, 2010 and 2011, were approximately ¥107,187 thousand and ¥127,709 thousand, respectively, and are included in "Selling, general and administrative expenses."

        Future Minimum Lease Payments—As of March 31, 2011, the future minimum lease payments under noncancelable operating leases and capital leases are as follows:

	Thousands of Yen
Years ending March 31	Operating Leases	Capital Leases
2012	¥549	¥1,580
2013	—	1,483
2014	—	412

Total minimum lease payments	¥549	3,475

Less amounts representing interest		164

Present value of minimum lease payments		3,311
Less current portion		1,471

Noncurrent portion		¥1,840

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. CAPITALIZED COMPUTER SOFTWARE COSTS

        The Company capitalizes the cost of computer software developed or purchased for internal use.

        The following is a summary of capitalized computer software costs:

	Thousands of Yen
	2010	2011
Balance at the beginning of the year	¥195,166	¥295,385
Costs capitalized during the year	100,303	209,888
Foreign currency translation	(84)	(113)

Balance at the end of the year	295,385	505,160
Accumulated amortization, end of the year	(222,508)	(252,872)

Capitalized computer software costs—net	¥72,877	¥252,288

        Included in the above are capitalized software costs for projects in progress of ¥15,855 thousand and ¥115,203 thousand at March 31, 2010 and 2011, respectively. For the years ended March 31, 2010 and 2011, the Company recognized amortization expenses related to capitalized software development costs of ¥183,612 thousand and ¥30,364 thousand, respectively.

        In September 2009, the Company decided to develop new software and to cease using their old software by March, 2010. The original amortization period on the old software was five years from May 2008, when the old software was initially ready for use. From September 2009, the Company amortized the old software over the remaining useful life of six months ending March 2010. The balance of the net capitalized software cost for the old software amounted to zero as of March 31, 2010 and 2011. Additional amortization of ¥137,283 thousand was recorded during the year ended March 31, 2010. The impact of the additional amortization for the year ended March 31, 2010 was as follows:

	Thousands of Yen, except per share data
	Before Change in Estimate	Effect of Change	As Reported
Cost of revenue	¥565,727	¥137,283	¥703,010
Operating loss	46,166	137,283	183,449
Net loss	281,015	137,283	418,298
Net loss attributable to UBIC, Inc. shareholders per share:
Basic	(122)	(60)	(182)
Diluted	(122)	(60)	(182)

        The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Years ending March 31	Thousands of Yen
2012	¥59,872
2013	55,091
2014	50,311
2015	45,530
2016	40,749

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. CAPITALIZED COMPUTER SOFTWARE COSTS (Continued)

        Research and development costs, which are included in "Selling, general and administrative expense" relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs incurred during the year ended March 31, 2010 amounted to ¥8,397 thousand. Research and development costs were not incurred during the year ended March 31, 2011.

7. SHORT-TERM AND LONG-TERM DEBT

        Short-term debt of ¥30,000 thousand as of March 31, 2010, consists of bank borrowings with a weighted average interest rate of 3.5 percent.

        The components of long-term debt as of March 31, 2010 and 2011, are summarized as follows:

	Thousands of Yen
	2010 Weighted average interest rate	2010 Balance	2011 Weighted average interest rate	2011 Balance
Unsecured convertible notes due 2015, zero coupon, net of unamortized discount of ¥8,800 thousand	—	¥—	1.0%	¥211,200
Bank borrowings:
Secured by equity securities, various rates and various maturities through 2013	2.5%	350,000	2.5%	230,000
Unsecured, various rates and various maturities through 2011	2.3%	60,960	2.2%	21,700
Capital lease obligations	4.1%	4,721	4.1%	3,311

		415,681		466,211
Less: current portion		160,670		143,171

		¥255,011		¥323,040

        The aggregate annual maturities of long-term debt after March 31, 2011 are as follows:

Years ending March 31	Thousands of Yen
2012	¥143,171
2013	101,437
2014	10,403
2015	—
2016	211,200

¥466,211

        The Company pledged available-for-sale securities with carrying value of ¥107,550 thousand and ¥223,200 thousand as security for bank borrowings of ¥350,000 thousand and ¥230,000 thousand as of March 31, 2010 and 2011, respectively. As is customary in Japan, both short-term and long-term bank

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. SHORT-TERM AND LONG-TERM DEBT (Continued)

borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Credit Line

        The Company entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2011 was ¥50,000 thousand.

Convertible Notes

        In April 2010, the Company issued zero coupon convertible notes due April 2015 in the aggregate face amount of ¥300,000 thousand for ¥285,000 thousand. The notes were convertible to equity shares at the option of the holders at a price of ¥391 per share at any time on or after April 13, 2010. The Company was not required to bifurcate any of embedded features contained in the notes for accounting purposes. On March 14, 2011, prior to the maturity date, convertible notes with a face amount of ¥80,000 thousand were converted into 204,472 equity shares of the Company at a conversion price of ¥391 per share. UBIC recorded an increase of ¥38,000 thousand in "Common stock" and ¥36,808 thousand, net of issuance cost of ¥1,192 thousand in "Additional paid-in capital." The carrying amount of these notes, with the accretion of discounts, is included in "Long-term debt" in the Company's consolidated balance sheets. For the year ended March 31, 2011, the Company recognized debt discount amortization of ¥2,200 thousand.

8. RETIREMENT AND SEVERANCE BENEFITS

        The Company has unfunded defined benefits severance indemnities plans to provide retirement benefits to substantially all employees. Under the severance indemnities plans, employees are entitled to severance payments based on their earnings and the length of service till retirement or termination of employment for reasons other than dismissal for cause.

        Reconciliations of the beginning and ending balances of the benefit obligation for the years ended March 31, 2010 and 2011, are as follows:

	Thousands of Yen
	2010	2011
Change in benefit obligation:
Benefit obligation at the beginning of the year	¥4,131	¥6,485
Service cost	2,224	2,626
Interest cost	49	46
Actuarial loss (gain)	394	(434)
Benefits paid	(322)	(687)
Foreign currency exchange rate changes	9	(9)

Benefit obligation at the end of the year	¥6,485	¥8,027

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. RETIREMENT AND SEVERANCE BENEFITS (Continued)

        The accumulated benefit obligations as of March 31, 2010 and 2011 are ¥5,949 thousand and ¥7,418 thousand, respectively.

        Amounts recognized in the consolidated balance sheets as of March 31, 2010 and 2011 are as follows:

	Thousands of Yen
	2010	2011
Accrued retirement cost—current	¥496	¥813
Accrued retirement cost—noncurrent	5,989	7,214

Amount recognized	¥6,485	¥8,027

        Net periodic retirement cost for the years ended March 31, 2010 and 2011 consists of the following components:

	Thousands of Yen
	2010	2011
Service cost	¥2,224	¥2,626
Interest cost	49	46

Net periodic retirement cost	¥2,273	¥2,672

        Amounts recognized in other comprehensive income (loss) for the years ended March 31, 2010 and 2011 are as follows:

	Thousands of Yen
	2010	2011
Actuarial (loss) gain	¥(394)	¥418

        Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2010 and 2011 are as follows:

	Thousands of Yen
	2010	2011
Accumulated actuarial (loss) gain	¥(394)	¥24

        The Company uses its year-end as the measurement date for the benefit obligation. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2010	2011
Discount rate	0.75%	0.75%
Rate of compensation increase	1.50%	1.50%

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. RETIREMENT AND SEVERANCE BENEFITS (Continued)

        Weighted-average assumptions used to determine the net periodic retirement cost for the years ended March 31, 2010 and 2011, are as follows:

	2010	2011
Discount rate	1.25%	0.75%
Rate of compensation increase	1.50%	1.50%

        The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31	Thousands of Yen
2012	¥813
2013	1,077
2014	1,323
2015	1,598
2016	1,621
2017 - 2021	7,632

9. ASSET RETIREMENT OBLIGATIONS

        The Company's asset retirement obligations, which are included in "Other liabilities" in the Company's consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to its original condition. The movements in asset retirement obligations for the years ended March 31, 2010 and 2011 are as follows:

	Thousands of Yen
	2010	2011
Balance at the beginning of the year	¥9,740	¥9,919
Accretion expense	179	182

Balance at the end of the year	¥9,919	¥10,101

10. FINANCIAL INSTRUMENTS

        Fair value estimates and information about valuation methodologies regarding financial instruments are as follows:

        Quoted market prices, where available, are used to estimate the fair values of financial instruments. In the absence of quoted market prices, fair values for such financial instruments are estimated using an income approach, based on discounted cash flows, or other valuation techniques.

Cash and cash equivalents, Trade receivables, Trade accounts payable and Short-term debt

        The carrying amount approximates the fair value because of the short maturity of these instruments.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. FINANCIAL INSTRUMENTS (Continued)

Long-term debt

        The fair value of bank borrowings is estimated based on the present value of future cash flows using the Company's borrowing rate for the same contractual terms.

        The fair value of the convertible notes is estimated based on the quoted market price of the Company's equity shares multiplied by the number of equity shares issued if converted on the balance sheet date as the Company's share price was higher than the conversion price.

	Thousands of Yen
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	¥345,150	¥345,150	¥675,212	¥675,212
Trade receivables:
Trade accounts receivable	96,975	96,975	910,539	910,539
Receivables from related party	20,784	20,784	8,038	8,038
Liabilities:
Trade accounts payable	83,446	83,446	220,114	220,114
Short-term debt	30,000	30,000	—	—
Long-term debt:
Bank borrowings	410,960	411,202	251,700	252,011
Convertible notes	—	—	211,200	1,372,012

        Refer to Note 12 for fair values of equity securities and derivative financial instruments.

        Significant Customers and Concentration of Credit Risk—Trade accounts receivable from three largest customers accounted for approximately 52.8% of the Company's trade accounts receivable as of March 31, 2011.

        The Company conducts business based on periodic evaluations of the customers' financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

        The Company's exposure to interest rate risk is related to underlying long-term bank borrowings. In order to minimize the variability caused by interest rate risk, the Company enters into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments on long-term bank borrowings in the amount of ¥350,000 thousand and ¥230,000 thousand as of March 31, 2010 and 2011, respectively, and makes fixed interest rate payments, thereby effectively creating fixed interest rate long-term bank borrowings.

        The Company does not designate the interest rate swap contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, all interest rate swap contracts are measured at fair

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

        As of March 31, 2010 and 2011, the fair values of interest rate swaps were ¥6,054 thousand and ¥2,954 thousand, respectively and are included in "Other liabilities" in the consolidated balance sheets. Changes in the fair value of interest rate swaps resulted in the recognition of a loss of ¥170 thousand and a gain of ¥3,100 thousand for the years ended March 31, 2010 and 2011, respectively and are included in "Other—net" in the consolidated statements of operations. During the years ended March 31, 2010 and 2011, interest paid on the interest rate swap contracts was ¥4,057 thousand and ¥4,322 thousand, respectively, and is included in "Interest expense" in the consolidated statements of operations.

12. FAIR VALUE MEASUREMENTS

        ASC Topic 820, "Fair Value Measurements" establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

  Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

  Level 2—Directly or indirectly observable inputs other than those included in Level 1, such as quoted market prices for similar assets and liabilities in active markets, quoted prices for identical assets in inactive markets, or inputs derived principally from or corroborated by observable market data

  Level 3—Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions and best estimate of what inputs market participants would use in pricing an asset or liability

Investments in equity securities

        The Company has investments in certain equity securities for which quoted market prices are available to determine their fair value and are included in Level 1.

Derivative financial instruments

        Derivative financial instruments consist of interest rate swaps. The fair value of interest rate swaps is based on the present value of expected future cash flows using zero coupon rates, which is derived principally from observable market data. These interest rate swaps are included in Level 2.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. FAIR VALUE MEASUREMENTS (Continued)

Assets and liabilities measured at fair value on a recurring basis

        Assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and 2011, are as follows:

	Thousands of Yen
			Fair Value Hierarchy Classification
	Carrying Value	Total Fair Value
Items Measured at Fair Value on a Recurring Basis			Level 1	Level 2	Level 3
March 31, 2010:
Assets:
Available-for-sale securities:
Equity securities	¥107,550	¥107,550	¥107,550	¥—	¥—
Liabilities:
Derivatives—Interest rate swaps	6,054	6,054	—	6,054	—
March 31, 2011:
Assets:
Available-for-sale securities:
Equity securities	223,200	223,200	223,200	—	—
Liabilities:
Derivatives—Interest rate swaps	2,954	2,954	—	2,954	—

13. INCOME TAXES

        Income (loss) from operations before income taxes and income taxes for the years ended March 31, 2010 and 2011 consist of the following components:

	Thousands of Yen
	2010	2011
Income (loss) from operations before income taxes:
Domestic	¥(402,700)	¥996,687
Foreign	86,615	(6,085)

Total	¥(316,085)	¥990,602

Income taxes-current
Domestic	¥554	¥339,470
Foreign	(10,588)	45

Total	¥(10,034)	¥339,515

Income taxes-deferred
Domestic	¥50,846	¥(137,411)
Foreign	61,401	723

Total	¥112,247	¥(136,688)

        For the years ended March 31, 2010 and 2011, ¥102,213 thousand and ¥202,827 thousand were recorded as income tax expenses attributable to operations and ¥4,615 thousand and ¥47,074 thousand were recognized as income tax expenses attributable to other comprehensive income.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        The tax effects of temporary differences and operating loss carryforwards giving rise to deferred tax balances at March 31, 2010 and 2011 are as follows:

	Thousands of Yen
	2010		2011
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Impairment loss on investments in securities	¥50,669	¥—	¥50,669	¥—
Depreciation and amortization	46,814	130	31,279	815
Accrued municipal governments tax	711	—	27,432	—
Research and development cost for internal use software	9,736	—	6,502	—
Deferred revenue	—	—	11,021	—
Accrued bonus	4,123	—	6,240	—
Accrued vacation	4,213	—	5,191	—
Asset retirement obligations	4,036	—	4,110	—
Operating loss carryforwards	102,838	—	9,235	—
Unrealized gain on available-for-sale securities	—	—	—	47,058
Others	14,401	8,365	15,521	6,057

Total	237,541	8,495	167,200	53,930
Valuation allowance	(229,176)	—	(22,931)	—

Total	¥8,365	¥8,495	¥144,269	¥53,930

        In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these deductible differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2010 and 2011.

        As of March 31, 2010, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards, impairment loss on available-for-sale securities and depreciation and amortization, was provided at the amounts which considered not more likely than not to be realized.

        For the year ended March 31, 2011, UBIC utilized operating loss carryforwards of ¥216,152 thousand to offset current taxable income. In addition, during the year ended March 31, 2011, the U.S. subsidiary filed a carryback claim and received a tax refund of ¥26,066 thousand related to operating losses.

        As of March 31, 2011, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the U.S. subsidiary, and was provided at the amounts which are considered not more likely than not to be realized.

        Realization of the remaining deferred tax assets at UBIC was determined to be more likely than not and the valuation allowance related to UBIC's net deferred tax assets was eliminated during the year ended March 31, 2011.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2010 and 2011 is as follows:

	Thousands of Yen
	2010	2011
Balance at the beginning of the year	¥—	¥229,176
Additions	229,176	14,608
Deductions	—	(220,853)

Balance at the end of the year	¥229,176	¥22,931

        As of March 31, 2011, the U.S. subsidiary had operating loss carryforwards of ¥20,945 thousand. These operating loss carryforwards are available to offset future taxable income and will expire in March 31, 2020 for the U.S. state taxes and in March 31, 2030 for the U.S. federal taxes.

        Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 40.69 percent for the years ended March 31, 2010 and 2011.

        Reconciliations between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years ended March 31, 2010 and 2011 are as follows:

	Thousands of Yen
	2010	2011
Amount computed by using normal Japanese statutory tax rate	¥(128,615)	¥403,076
Increase (decrease) in taxes resulting from:
Entertainment expenses not deductible for tax purpose	1,923	3,353
Change in valuation allowance*	229,015	(206,069)
Others-net	(110)	2,467

Income tax expense as reported	¥102,213	¥202,827

*
Change in valuation allowance for the year ended March 31, 2011 includes a decrease of ¥87,952 thousand in the valuation allowance of UBIC as of March 31, 2010 for the deferred tax assets arising from UBIC's operating loss carryforwards that were utilized during the year.

14. SHARE-BASED COMPENSATION

        In February 2005, the Company granted stock options to purchase a total of 100,000 equity shares to two employee/directors ("1st series Stock Option Grant"). Options to purchase 100,000 shares held by two employee/directors were vested on February 10, 2007 and were exercisable for three years from that date.

        In January 2006, the Company granted stock options to purchase a total of 112,000 equity shares to three employee/directors and two employees ("2nd series Stock Option Grant"). Options to purchase 112,000 shares were vested on January 27, 2008 and were exercisable for three years from that date.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. SHARE-BASED COMPENSATION (Continued)

        In March 2006, the Company granted stock options to purchase a total of 16,000 equity shares to one employee/director and five employees ("3rd series Stock Option Grant"). Options to purchase 14,400 shares were vested on March 16, 2008 and were exercisable for three years from that date. The remaining options were forfeited.

        In June 2010, the Company granted stock options to purchase a total of 68,000 equity shares to one employee/director and one employee ("4th series Stock Option Grant"). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

        The Company issues new shares upon the exercise of stock options.

        Share-based compensation is measured at the grant date, based on the fair value of the award, and the compensation expense is recognized on a straight-line basis over the vesting period. The following table presents total share-based compensation expense for the 4th series Stock Option Grant, which is a noncash charge, and included in the consolidated statements of operations for the years ended March 31, 2010 and 2011:

	Thousands of Yen
	2010	2011
Selling, general and administrative expenses	¥—	¥1,134

Pre-tax share-based compensation expense	—	1,134
Income tax benefit	—	(461)

Total share-based compensation expense, net of tax	¥—	¥673

        The Company estimates the number of forfeitures prior to vesting at the grant date to be zero. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment in the period which the forfeitures occur. As of March 31, 2011, the total unrecognized compensation expense related to the unvested portion of the 4th series Stock Option Grant was ¥2,948 thousands. The expense will be recognized over a weighted-average period of 2.2 years.

        The estimated fair value of stock options is determined using the Black-Scholes valuation model. Key inputs and assumptions to estimate the fair value of stock options include the exercise price of the award, the expected option term, the volatility of the Company's share price, the risk-free interest rate and the Company's dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by individuals who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

        The following table presents the weighted-average assumptions used in estimating the fair value of options granted under the 4th series Stock Option Grant during the year ended March 31, 2011.

Expected life of stock option (years)	4.5
Expected volatility	83.5%
Risk-free interest rate	0.5%
Expected dividend yield	0%
Weighted-average grant-date fair value per option to purchase one share	¥204

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. SHARE-BASED COMPENSATION (Continued)

        The Company has estimated the expected term of its stock options as the middle of the exercise period of the stock options. The expected volatility is estimated based upon on the historical volatility of the Company's share price for the last three years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and the expected payment in the future.

        A summary of stock option activity during the year ended March 31, 2011, is presented below:

	Shares	Weighted- average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of Yen)
Outstanding—March 31, 2010	110,400	¥125	1
Granted	68,000	391
Exercised	(102,400)	125
Forfeited	(56,000)	353
Expired	—	—

Outstanding—March 31, 2011	20,000	¥391	5.2	40,980

Options vested and expected to vest—March 31, 2011	20,000	¥391	5.2	40,980

Options exercisable—March 31, 2011	—	—	—	—

        The aggregate intrinsic value was calculated using the difference between the market price and the exercise price as of March 31, 2011 for only those awards that have an exercise price that is less than the market price.

Exercises of Stock Options

        The total intrinsic value of stock options exercised during the years ended March 31, 2010 and 2011, was ¥17,660 thousand and ¥25,668 thousand, respectively. During the years ended March 31, 2010 and 2011, the Company received cash of ¥6,000 thousand and ¥12,800 thousand, respectively, being the exercise price for the exercised stock options. The cash received for payment of the exercise price is included as a component of cash flows from financing activities.

Nonvested Stock Options

        A summary of the status of the Company's nonvested stock options at March 31, 2011 is as follows:

	Shares	Weighted- Average Grant Date Fair Value
Nonvested—April 1, 2010
Granted	68,000	¥204
Vested	—	—
Forfeited	(48,000)	204
Expired	—	—

Outstanding—March 31, 2011	20,000	¥204

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. EQUITY

        Japanese companies are subject to the Companies Act of Japan (the "Companies Act"). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividend

        Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Statutory Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

        At the Special Shareholders Meeting held on August 20, 2009, UBIC's shareholders approved a reduction of additional paid-in capital of ¥70,000 thousand to eliminate the accumulated deficit. This transaction is reflected only in the stand-alone financial statements of UBIC prepared for the purpose of reporting under the Companies Act and not reflected in these U.S. GAAP financial statements.

Increases / decreases and transfer of common stock, reserve and surplus

        The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

        The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company's general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in UBIC's general books of account, as determined under accounting principles generally accepted in Japan ("J GAAP"), amounted to ¥273,002 thousand at March 31, 2011.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

16. OTHER COMPREHENSIVE INCOME

        The changes in each component of other comprehensive income (loss) for the years ended March 31, 2010 and 2011 were as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Accumulated other comprehensive income (loss)
Balance at April 1, 2009	¥(4,684)	¥(6,725)	¥—	¥(11,409)
Period change	704	6,725	(394)	7,035

Balance at March 31, 2010	(3,980)	—	(394)	(4,374)
Period change	(894)	68,592	418	68,116

Balance at March 31, 2011	¥(4,874)	¥68,592	¥24	¥63,742

        The tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2010 and 2011 were as follows:

	Thousands of Yen
	2010
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation adjustments	¥704	¥—	¥704

Unrealized holding gain (loss) on securities:
Amount arising during the period	(97,200)	39,550	(57,650)
Less: Reclassification adjustments for losses included in net income	108,540	(44,165)	64,375

Net unrealized holding gain during the period	11,340	(4,615)	6,725

Adjustments related to retirement and severance benefits:
Amount arising during the period	(394)	—	(394)

Net adjustments related to retirement and severance benefits	(394)	—	(394)

Other comprehensive income	¥11,650	¥(4,615)	¥7,035

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

16. OTHER COMPREHENSIVE INCOME (Continued)

	Thousands of Yen
	2011
	Before Tax Amount	Tax Expense	Net of Tax Amount
Foreign currency translation adjustments	¥(894)	¥—	¥(894)

Unrealized holding gain on securities:
Amount arising during the period	115,650	(47,058)	68,592

Net unrealized holding gain during the period	115,650	(47,058)	68,592

Adjustments related to retirement and severance benefits:
Amount arising during the period	434	(16)	418

Net adjustments related to retirement and severance benefits	434	(16)	418

Other comprehensive income	¥115,190	¥(47,074)	¥68,116

17. NET INCOME (LOSS) PER SHARE

        Basic net income (loss) per share is computed on the basis of weighted-average outstanding common shares. Diluted net income per share is computed on the basis of basic weighted-average outstanding common shares adjusted for the dilutive effect of stock options and convertible notes, if dilutive. Potentially dilutive common shares from series of stock option plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options. Potentially dilutive common shares are determined by applying the if-converted method for the convertible notes. The numerator of the diluted net income per share calculation is increased by the amount of interest expense, net of tax, related to outstanding convertible note if the net impact is dilutive.

        The computation of basic and diluted net income (loss) per share for the years ended March 31, 2010 and 2011 was as follows:

	2010
	(Thousands of Yen) Net Loss (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net loss attributable to UBIC, Inc. shareholders	¥(418,298)	2,294,820	¥(182)

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

17. NET INCOME (LOSS) PER SHARE (Continued)

	2011
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥788,708	2,359,465	¥334

Effect of dilutive securities:
Stock options		57,965
Convertible notes		753,328
Plus: interest on convertible notes	1,305

Diluted net income attributable to UBIC, Inc. shareholders	¥790,013	3,170,758	¥249

        Basic and diluted loss per share are identical for the year ended March 31, 2010 as potentially dilutive securities have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be antidilutive.

18. SEGMENT REPORTING

        Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services which are provided by UBIC for domestic (Japanese) customers and by UBIC North America, Inc., a United States ("U.S.") based wholly-owned subsidiary of UBIC for foreign customers. The Company's operations in Japan and the U.S. have been identified as the two operating segments of the Company. The Company's chief executive officer, who is also the Company's chief operating decision maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company's chief operating decision maker utilizes various measurements prepared based on J GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

        The Company's reportable segments are the same as its operating segments.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

        Segment information for the years ended March 31, 2010 and 2011 is presented below:

Revenues:

	Thousands of Yen
	2010	2011
Japan
Outside customers	¥507,201	¥1,937,434
Intersegment	258,355	450,210

Total	765,556	2,387,644
U.S.
Outside customers	438,253	804,494
Intersegment	25,605	49,668

Total	463,858	854,162
Elimination	(283,960)	(499,878)

Total revenue after eliminations	945,454	2,741,928
Adjustments*(1)	152,713	(55,835)

Total consolidated revenue	¥1,098,167	¥2,686,093

*(1)
These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and J GAAP.

Segment Performance Measure:

	Thousands of Yen
	2010	2011
Segment profit (loss)
Japan	¥(125,573)	¥1,019,194
U.S.	(57,214)	77,946

Total segment profit (loss) after eliminations	(182,787)	1,097,140
Adjustments*(2)	(662)	(57,040)

Total consolidated operating income (loss)	(183,449)	1,040,100
Unallocated amounts:
Interest income	3,441	3,410
Interest expense	(13,247)	(14,262)
Foreign currency exchange losses	(14,384)	(39,942)
Impairment losses on investments in securities	(108,540)	—
Other-net	94	1,296

Total consolidated income (loss) before income taxes	¥(316,085)	¥990,602

*(2)
Adjustments primarily relate to the differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and accrued compensated absences.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

Segment Assets:

	Thousands of Yen
	2010	2011
Segment assets
Japan	¥789,239	¥2,300,299
U.S.	145,399	451,012
Elimination	(131,465)	(434,500)

Total segment assets after eliminations	803,173	2,316,811
Adjustments*(3)	46,083	56,785

Total consolidated assets	¥849,256	¥2,373,596

*(3)
Adjustments primarily relate to the differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2010	2011
Capital expenditures
Japan	¥100,795	¥249,406
U.S.	1,153	917
Adjustments	310	(1,986)

Total consolidated capital expenditures	¥102,258	¥248,337

        Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	Thousands of Yen
	2010	2011
Depreciation and amortization
Japan	¥74,298	¥51,986
U.S.	881	955

Total depreciation and amortization	¥75,179	¥52,941
Adjustments	138,605	5,272

Total consolidated depreciation and amortization	¥213,784	¥58,213

Entity-Wide Information:

        For the year ended March 31, 2010, revenue from Sanyo Electric Co., Ltd. amounted to ¥342,970 thousand, representing approximately 31.2 percent of the total revenue. For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki, Yazaki Corporation, and TMI Associates amounted to ¥594,130 thousand, ¥379,832 thousand, ¥372,064 thousand, and ¥

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. SEGMENT REPORTING (Continued)

311,325 thousand, respectively, representing approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥342,970 thousand for Sanyo Electric Co., Ltd. for the year ended March 31, 2010 and ¥379,832 thousand for Aisin Seiki for the year ended March 31, 2011, which are reported in the U.S.

        The information concerning revenue by service categories for the years ended March 31, 2010 and 2011 is presented below:

	Thousands of Yen
	2010	2011
eDiscovery	¥835,608	¥2,529,778
Investigation	122,102	44,061
Sales of forensic tools	79,795	49,208
Forensic training	46,913	38,252
Other	13,749	24,794

Total revenue	¥1,098,167	¥2,686,093

        Long-lived assets held in Japan and in the U.S. as of March 31, 2010 were ¥103,108 thousand and ¥2,222 thousand, respectively. Long-lived assets held in Japan and in the U.S. as of March 31, 2011 were ¥112,013 thousand and ¥2,193 thousand, respectively. Long-lived assets include property and equipment.

19. RELATED PARTY TRANSACTIONS

        As of March 31, 2011, Focus Systems Corporation ("Focus Systems") owned approximately 15.8% of UBIC's outstanding common shares and UBIC's voting shares. The Company has a continuing agency agreement with Focus Systems effective from January 1, 2006 related to the sale of UBIC's eDiscovery services and forensic tools and services. Focus Systems also entered into an agreement with UBIC on February 1, 2010 to design and develop a software system used by UBIC. Furthermore, on April 1, 2010, UBIC issued unsecured convertible notes with a face amount of ¥80,000 thousand to Focus Systems for ¥76,000 thousand. Focus Systems converted the notes into 204,472 common shares of UBIC on March 14, 2011.

        The balances as of March 31, 2010 and 2011, and transactions of the Company with Focus Systems for years ended March 31, 2010 and 2011, are summarized as follows:

	Thousands of Yen
	2010	2011
Account Balances:
Trade receivables	¥20,784	¥8,038
Prepaid expense	1,159	—
Other accounts receivable	3	—
Advance received	9,384	10,141
Other accounts payable	2,779	—

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. RELATED PARTY TRANSACTIONS (Continued)

	Thousands of Yen
	2010	2011
Transactions:
Revenue	¥80,072	¥40,764
Cost of revenue (maintenance costs)	14,648	—
Selling, general and administrative expenses (outsourcing costs, storage fee, etc.)	40,753	19,537
Capitalized computer software	42,192	—

        Price and condition of transactions with Focus Systems are determined in the same manner as in the ordinary course of business.

        Under a separate arrangement, a Chairman of Focus Systems rendered certain advisory services to UBIC and UBIC paid ¥6,000 thousand during the years ended March 31, 2010 and 2011.

        A UBIC board member owns 10.3% of UBIC's outstanding common shares and UBIC's voting shares as of March 31, 2011. In January 2011, he exercised stock options granted in January 2006 and March 2006 and paid ¥11,500 thousand to UBIC as exercise price.

20. ADVERTISING COSTS

        Advertising costs, which are included in "Selling, general and administrative expenses" incurred during the years ended March 31, 2010 and 2011 relate primarily to advertisements in magazines and journals and amounted to ¥13,772 thousand and ¥16,230 thousand, respectively.

21. SUBSEQUENT EVENTS

Incorporation of Subsidiaries

        On April 12, 2011, UBIC established UBIC Risk Consulting with JP Research and Consulting, for the purpose of providing high-quality data collection services using computer forensic technologies and analogue investigations. UBIC invested ¥8,000 thousand and holds an 80% interest in UBIC Risk Consulting.

        On October 27, 2011, UBIC established UBIC Taiwan, Inc., for the purpose of obtaining new customers and providing innovative technology solutions for customers located in Taiwan. UBIC invested ¥50,000 thousand and wholly owns UBIC Taiwan, Inc.

        On December 15, 2011, UBIC established UBIC Korea, Inc., for the purpose of obtaining new customers and providing innovative technology solutions for customers located in Korea. UBIC invested approximately ¥50,000 thousand (700,000 thousand in Korea Won) and wholly owns UBIC Korea, Inc.

Loans

        On September 27, 2011, UBIC entered into a five-year syndicated loan arrangement for ¥700,000 thousand with a consortium of banks. The new loan facility will primarily support UBIC's capital investment for business development during the year ending March 31, 2012.

UBIC, Inc. and subsidiaries

Notes to Consolidated Financial Statements (Continued)

21. SUBSEQUENT EVENTS (Continued)

Convertible notes

        On February 28, 2012, an investor converted convertible notes with a face amount of ¥110,000 thousand into 281,150 common shares of the Company. To account for the conversion, UBIC recorded an increase of ¥52,800 thousand both in "Common stock" and "Additional paid-in capital."

        On May 15, 2012, an investor converted convertible notes with a face amount of ¥110,000 thousand into 281,114 common shares of the Company. To account for the conversion, UBIC recorded an increase of ¥53,350 thousand both in "Common stock" and "Additional paid-in capital."

Stock options

        On June 23, 2010, the 5th series Stock Option Grant was approved at UBIC's ordinary general meeting of shareholders. On April 28, 2011, UBIC's board of directors resolved and approved the issuance of stock options under the 5th series Stock Option Grant.

        The key terms and conditions for the 5th series Stock Option Grant are as follows:

Grant date	April 28, 2011
Number of shares to be issued	80,000 shares
Exercise price per share	¥2,203
Exercise period of the stock options	April 29, 2014 to April 28, 2017
Total number of recipients—Directors and employees of the Company	6
Conditions for the stock options to be vested	Enrolled as director or employee of UBIC

Stock Splits

        On September 12, 2011, the Company's Board of Directors declared a two-for-one split of its shares of common stock. The split was effective from October 1, 2011, for all shareholders of record on September 30, 2011.

        On March 15, 2012, the Company's Board of Directors declared a two-for-one split of its shares of common stock. The stock split will be effective from April 1, 2012, for all shareholders of record on March 31, 2012.

        As a result of the stock split, all amounts related to shares, share prices and earnings per share have been retroactively restated throughout these consolidated financial statements.

Dividends

        On June 24, 2011, UBIC's shareholders approved the payment of year-end cash dividend of ¥7.5 per share of common stock in the aggregate amount of ¥19,730 thousand to shareholders of record at June 27, 2011.

* * * * * *

        Until            , 2012 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

[COMPANY LOGO]

UBIC, Inc.

        American Depositary Shares

Representing             Shares of Common Stock

Prospectus
                                    , 2012

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Article 330 and Article 402, Paragraph 3 of the Companies Act of Japan, or the "Companies Act", make the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan, or the "Civil Code", applicable to the relationship between the Registrant and its directors, executive officers and statutory auditors. Section 10 of the Civil Code, among other things, provides in effect that:

        (1)   Any director, executive officer or statutory auditor of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

        (2)   If a director, executive officer or statutory auditor of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, they may demand reimbursement therefor and interest thereon after the date of payment from such company;

        (3)   If a director, executive officer or statutory auditor has assumed an obligation necessary for the management of the affairs of a company entrusted to them, they may require such company to perform it in his place or, if it is not due, to furnish adequate security; and

        (4)   If a director, executive officer or statutory auditor, without any fault on their part, sustains damage through the management of the affairs of a company entrusted to them, they may demand compensation therefor from such company.

Item 7.    Recent Sales of Unregistered Securities

        Within the past three years, we have sold our securities in transactions that have not been registered under the Securities Act of 1933, as described below. All of the securities described below were offered and issued outside the United States in transactions not required to be registered under the Securities Act pursuant to Regulation S thereunder.

  •
  In April 2010, we issued notes convertible into shares of our common stock in a face amount of ¥80 million to Focus Systems Corporation. In March 2011, Focus Systems exercised its right to convert all of the outstanding face amount of these convertible notes and we issued 335,472 shares of our common stock to Focus Systems Corporation.

  •
  In April 2010, we issued notes convertible into shares of our common stock in a face amount of ¥220 million to Olympus Corporation. In February 2012, Olympus Corporation exercised its right to convert a face amount of ¥110.0 million of these convertible notes and we issued 281,150 shares of our to Olympus Corporation.

  •
  In January 2011, we issued                        shares of our common stock to Mr. Naritomo Ikeue upon the exercise of                         options with respect thereto granted to Mr. Ikeue in connection with his service as an executive officer and director.

  •
  In May 2012, Olympus Corporation converted all of its remaining face amount of ¥110.0 of our convertible notes and we issued 281,114 shares of our common stock to Olympus Corporation.

Item 8.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.		Description
1.1	*	Underwriting Agreement
3.1		Articles of Incorporation
4.1	*	Specimen certificate evidencing American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Specimen certificate evidencing ordinary shares
4.3	*	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares
5.1	*	Form of Opinion of DLA Piper Tokyo Partnership
10.1		Employment Agreement, dated as of August 29, 2011, between UBIC Inc. and Akihiro Okumura
10.2		Employment Agreement, dated as of February 1, 2008, between UBIC Inc. and Kyoichi Kihara
10.3		Basic Distribution Agreement, dated as of December 26, 2005, between UBIC Inc. and Focus Systems
10.4		Fourth Stock Option Agreement, dated as of June 17, 2010
10.5		Fifth Stock Option Agreement, dated as of April 28, 2011
10.6		Sixth Stock Option Agreement, dated as of June 21, 2012
10.7		Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.8		Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.9		Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.10		Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.11		Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd.
10.12		Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd.
10.13		Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation
10.14
Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd
21.1		Subsidiaries of the Registrant
23.2	*	Consent of Ernst & Young ShinNihon LLC

Exhibit No.		Description
23.3	*	Consent of DLA Piper Toyko Partnership (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment
  (b)
  Financial Statement Schedules

        None.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Japan, on July     , 2012.

UBIC, INC.
By:
Name:
Title:

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Masahiro Morimoto as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Title	Date
/s/ Masahiro Morimoto President and Representative Director (principal executive officer)	July , 2012
/s/ Akihiro Okumura Financial Director (principal financial and accounting officer)	July , 2012
/s/ Naritomo Ikeue Executive Vice-President, Chief Operating Officer and Director	July , 2012
/s/ Makoto Funahashi Director	July , 2012

Name and Title	Date
/s/ Hirooki Kirisawa Director	July , 2012

* /s/ Masahiro Morimoto, Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for UBIC, Inc., has signed this Registration Statement and any amendment thereto in the City of New York, State of New York, on the        day of            , 2012.

Name:	Naritomo Ikeue
Title:	Executive Vice-President, Chief Operating Officer, and Director

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Underwriting Agreement
3.1		Articles of Incorporation
4.1	*	Specimen certificate evidencing American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Specimen certificate evidencing ordinary shares
4.3	*	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares
5.1	*	Form of Opinion of DLA Piper Tokyo Partnership
10.1		Employment Agreement, dated as of August 29, 2011, between UBIC Inc. and Akihiro Okumura
10.2		Employment Agreement, dated as of February 1, 2008, between UBIC Inc. and Kyoichi Kihara
10.3		Basic Distribution Agreement, dated as of December 26, 2005, between UBIC Inc. and Focus Systems
10.4		Fourth Stock Option Agreement, dated as of June 17, 2010
10.5		Fifth Stock Option Agreement, dated as of April 28, 2011
10.6		Sixth Stock Option Agreement, dated as of June 21, 2012
10.7		Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.8		Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.9		Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.10		Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.
10.11		Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd.
10.12		Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd.
10.13		Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation
10.14
Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd
21.1		Subsidiaries of the Registrant
23.2	*	Consent of Ernst & Young ShinNihon LLC
23.3	*	Consent of DLA Piper Toyko Partnership (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment

Exhibit 3.1

UBIC, INC. ARTICLES OF INCORPORATION

CHAPTER I

GENERAL PROVISIONS

Article 1	Company Name
The name of the Company is KABUSHIKI KAISHA UBIC. The Company shall be styled “UBIC, Inc.” in English.

Article 2	Purposes
The purposes of the Company are to engage in the following business activities:

	1.	to sell, export and import forensic products;

	2.	to develop, manufacture, sell, export and import products with forensic technology;

	3.	to undertake forensic investigation;

	4.	to invest, research, educate, train, guide, advise and consult regarding forensic investigation;

	5.	to support information asset management;

	6.	to support strategic preventive law management; and

	7.	to conduct any other businesses that are related to or incidental to those matters described above.

Article 3	Location of Head Office
The head office of the Company shall be located in Minato-ku, Tokyo.

Article 4	Establishment of Organs
In addition to its General Meeting of Shareholders and appointment of Directors, the Company shall have:

	1.	Board of Directors

	2.	Statutory Auditor(s)

	3.	Board of Statutory Auditors; and

	4.	Accounting Auditor

Article 5	Method of Making Public Notices

Public notices of the Company shall be carried in electronic public notice; provided, however, when it is unable to make a public notice by electronic public notice due to an accident or any other inevitable reasons, public notices of the Company shall be published in Japan Economic Newspaper (Nihon Keizai Shinbun).

CHAPTER II
SHARES

Article 6	Number of Shares Authorized to be Issued
The total number of shares authorized to be issued by the Company shall be three million and six hundred thousand (3,600,000) shares.

Article 7	Acquisition of Treasury Shares
Subject to Article 165 Paragraph 2 of the Company Act, the Company may acquire treasury shares through market transactions by a resolution of the board of directors.

Article 8	Unit of Share
One (1) unit of the share of the Company shall be composed of ten (10) shares of the Company.

Article 9	Restriction on Rights in relation to Shareholdings less than One Unit
A shareholder who holds shares less than one unit is not entitled to exercise any rights except for those as follows:

	1.	The rights provided in any of Article 189 Item 2 of the Company Act

	2.	The right to receive dividends of surplus

	3.	The right to demand for acquisition of shares with put option

	4.	The rights to be allotted to shares for subscription or share options for subscription.

Article 10	Administrator of the Shareholder Registry

	1.	The Company shall appoint the administrator of the shareholder registry.

	2.	The administrator of the shareholder registry and its business office shall be determined by a resolution of the board of directors.

3.

The shareholder registry and the share option registry of the Company shall be kept at the business office of the administrator of shareholder registry. Stating, recording to the shareholder registry or the share option registry ,or any other work with respect to the share or the share option of the Company shall not be dealt with by the Company but by the administrator of the shareholder registry.

Article 11	Share Handling Regulations

Matters of stating or recording to the shareholder registry or the share option registry, any handlings with regard to procedure for exercise of rights by shareholders or any matters with respect to shares and share options, and fees shall be governed by the share handling regulations established by the board of directors, except as otherwise provided for in relevant laws or regulations or in these Articles of Incorporation.

Article 12	Record Date
1.

The Company shall treat the shareholders with voting rights appearing in the shareholder registry as of the last day of each business year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for such business year.

2

2.

In addition to the preceding paragraph, when it is necessary to do so in order to determine who shall be entitled to exercise their rights as shareholders or pledgees, the Company, by the decision of a majority vote of Directors, may fix a special record date, after giving a prior public notice thereof

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

Article 13	Convening General Meeting

An ordinary general meeting of shareholders (teiji kabunushi sokai) of the Company shall be convened within three (3) months after the following day of the close of each business year, and an extraordinary general meeting of shareholders (rinji kabunushi sokai) shall be convened whenever necessary.

Article 14	Convener and Chairperson
1.

Unless otherwise provided by laws or regulations, a general meeting of shareholders shall be convened by a president director and he/she shall preside over the conduct of it as a chairperson in accordance with a decision by a resolution of the board of directors.

2.

In the event that a president-director is not available, one of the other directors shall convene a general meeting of shareholders and act as a chairperson in accordance with the procedures previously established by the board of directors.

Article 15	Internet Disclosure and Deemed Provision of Reference Documents

Upon convocation of a general meeting of shareholders, internet disclosure of any information that should be stated or presented in reference documents for a general meeting of shareholders, business reports, financial statements and consolidated financial statements in accordance with the Ordinance of the Ministry of Justice may deemed as provision of such information to shareholders.

Article 16	Proxy Vote
	1.	Shareholders may exercise their votes by proxy who is a shareholder of the Company.

2.

In such case set forth in the preceding paragraph, the shareholder or the proxy holder must present to the Company at each general meeting of shareholders a document evidencing his or her proxy authority.

Article 17	Requirements of Resolution
1.

Unless otherwise provided by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of shareholders with voting rights exercisable at such meeting and in attendance at a meeting which is attended by shareholders representing more than one half of the voting rights.

	2.	Resolutions of a general meeting of shareholders set forth in Article 109 paragraph 2 of the Company Act shall be adopted by a majority

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of two thirds or more of shareholders with voting rights exercisable at such meeting and in attendance at a meeting which is attended by shareholders representing more than one third of the voting rights.

Article 18	Minutes of General Meeting of Shareholders
The minutes of a shareholders meeting, which describe or record such as its proceedings, results and any other matters provided in laws or regulations, shall be prepared.

CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS

Article 19	Disposition of Board of Directors
The board of directors shall be settled at the Company.

Article 20	Number of Directors
The Company shall install no more than ten (10) directors.

Article 21	Appointment and Removal of Directors
	1.	The directors of the Company shall be appointed at a general meeting of shareholders.

2.

The directors of the Company shall be appointed by a resolution of the majority votes in a general meeting of shareholders, at which shareholders representing one-third or more of the voting rights of the shareholders entitled to exercise their voting rights shall be present.

	3.	The appointment of directors shall not be made by cumulative voting.

4.

The directors of the Company shall be removed by two-thirds or more of votes of shareholders with voting rights exercisable and in attendance at a general meeting of shareholders which is attended by shareholders representing more than one half of the voting rights.

Article 22	Term of Office of Directors
1.

The term of office of a director shall be until the termination of the ordinary general meeting of shareholders for the last business term which ends within two (2) years as from his/her assumption of office.

2.

The term of office of a director appointed as a substitute of another director or appointed due to the increase in the number of directors shall be the same as the remaining period of its predecessor or the other remaining directors.

Article 23	Representative Director and Titled Director
	1.	A representative director shall be appointed by a resolution of the board of directors.

2.

One (1) president-director (torishimariyaku-shacho) shall be appointed by a resolution of the board of directors, and one (1) chairperson of the board, one (1) or more vice-presidents, senior managing directors (senmu torishimari-yaku) and ordinary managing directors (jomu torishimari-yaku) may be respectively appointed, when deemed necessary.

4

Article 24	Convener and Chair Person of Board of Directors
	1.	Unless otherwise provided by laws or regulations, a meeting of the board of directors shall be convened by a president-director and he/she shall preside over the conduct of it as a chairperson .

2.

In the event that the a president-director is not available, one of the other directors shall convene a meeting of the board of directors and act as a chairperson in accordance with the procedures previously established by the board of directors.

Article 25	Notice to Convene Meeting of Board of Directors
1.

In convening a meeting of the board of directors, a notice to that effect shall be given to each director and statutory auditor by no later than three (3) days prior to the day of such meeting. However, such period may be shortened in time of an emergency.

	2.	A meeting of the board of directors may be held without any such convening procedures if all of the directors and the statutory auditors consent to the omission.

Article 26	Requirements of Resolution of Board of Directors

Resolutions of the board of directors of the Company shall be adopted by a majority vote of directors present, where a majority of the directors with voting rights exercisable are present at the meeting.

Article 27	Omission of resolution of meeting of the board of directors

In cases where directors submit a proposal with respect to a matter which is the purpose of the resolution of meeting of the board of directors, if all directors (limited to those who are entitled to participate in votes with respect to such matter) manifest their intention to agree to such proposal in writing or by means of electromagnetic records, it shall be deemed that the resolution to approve such proposal at the board of directors meeting has been made, unless a statutory auditor raises an objection with respect to the same.

Article 28	Minutes of Board of Directors

The minutes of a meeting of the board of directors, which describe or record such as its proceedings, results and any other matters provided in laws or regulations, shall be prepared and directors and statutory auditors who attended the meeting shall place their signature, or place their names and seals or electronic signature thereto.

Article 29	Board of Directors Regulations

Matters with regard to the board of directors shall be governed by the board of directors regulations established by the board of directors of the Company, except as otherwise provided for in relevant laws or regulations or in these Articles of Incorporation.

Article 30	Reward for Directors

The reward, bonus, and any other financial benefit that directors receive as compensation for its execution of duty (“Reward”) shall be determined by a resolution of the general meeting of shareholders.

Article 31	No Liability for Directors
	1.	Liability for damages of directors (including former directors) to the

5

Company due to their failures in duty may be exempted by a resolution of the board of directors in accordance with Article 426 Paragraph 1 of the Company Act only to the extent laws or regulations allow.

2.

The Company may enter into contracts with outside directors to exempt the outside directors from liability for damages that arises from their failures in duty in accordance with Article 427 Paragraph 1 of the Company Act only to the extent laws or regulations allow.

CHAPTER V
STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

Article 32	Disposition of Statutory Auditors and Board of Statutory Auditors
Statutory auditors and board of statutory auditors shall be settled at the Company.

Article 33	Number of Statutory Auditors
The Company shall install no more than five (5) statutory auditors.

Article 34	Appointment of Statutory Auditors
	1.	The statutory auditors shall be appointed at a general meeting of shareholders.

2.

The statutory auditors shall be appointed by a resolution of the majority votes in a general meeting of shareholders, at which shareholders representing one-third or more of the voting rights of the shareholders entitled to exercise their voting rights shall be present.

Article 35	Term of Office of Statutory Auditors
1.

The term of office of a statutory auditor shall be until the termination of the ordinary general meeting of shareholders for the last business term which ends within four (4) years as from his/her assumption of office.

2.

The term of office of a statutory auditor appointed as a substitute of another statutory auditor resigned prior to expiry of his/her term of office shall be the same as the remaining term of office of its predecessor.

Article 36	Full-Time Statutory Auditors
Full-time statutory auditor(s) shall be determined by a resolution of the board of statutory auditors.

Article 37	Notice to Convene Meeting of Board of Statutory Auditors
1.

In convening a meeting of the board of statutory auditors, a notice to that effect shall be given to each statutory auditor by no later than three (3) days prior to the day of such meeting. However, such period may be shortened in time of an emergency.

	2.	A meeting of the board of statutory auditors may be held without any such convening procedures if all of the statutory auditors consent to the omission.

6

Article 38	Requirements of Resolution of Board of Statutory Auditors
Unless otherwise provided by laws or regulations, resolutions of the board of statutory auditors shall be adopted by a majority vote of the statutory auditors.

Article 39	Minutes of Board of Statutory Auditors

The minutes of a meeting of the board of statutory auditors, which describe or record such as its proceedings, results and any other matters provided in laws or regulations, shall be prepared and statutory auditors who attended the meeting shall place their signature, or place their names and seals or electronic signature thereto.

Article 40	Reward for Statutory Auditors
Reward for statutory auditors shall be determined by a resolution of the general meeting of shareholders.

Article 41	No Liability for Statutory Auditors
1.

Liability for damages of statutory auditors (including former statutory auditors) to the Company due to their failures in duty may be exempted by a resolution of the board of directors in accordance with Article 426 Paragraph 1 of the Company Act only to the extent laws or regulations allow.

2.

The Company may enter into contracts with outside statutory auditors to exempt the outside statutory auditors from liability for damages that arises from their failures in duty in accordance with Article 427 Paragraph 1 of the Company Act only to the extent laws or regulations allow.

CHAPTER VI
ACCOUNTING AUDITOR

Article 42	Appointment of Accounting Auditor
The accounting auditors shall be appointed at a general meeting of shareholders.

Article 43	Term of Office of Accounting Auditors
1.

The term of office of an accounting auditor shall be until the termination of the ordinary general meeting of shareholders for the last business term that ends within one (1) year as from his/her assumption of office.

2.

The accounting auditors shall be reappointed at the ordinary general meeting of shareholders set forth in the immediately preceding paragraph, unless otherwise resolved at such ordinary general meeting of shareholders.

Article 44	Reward for Accounting Auditors
Reward for accounting auditors shall be determined by a representative director upon obtaining consent of the board of statutory directors.

Article 45	No Liability for Accounting Auditors
	1.	Liability for damages of accounting auditors (including former accounting auditors) to the Company due to their failures in duty may be exempted by a resolution of the board of directors in accordance

7

with Article 426 Paragraph 1 of the Company Act only to the extent laws or regulations allow.

2.

The Company may enter into contracts with accounting auditors to exempt the accounting auditors from liability for damages that arises from their failures in duty in accordance with Article 427 Paragraph 1 of the Company Act only to the extent laws or regulations allow.

CHAPTER VII
ACCOUNT

Article 46	Business Term
The business term of the Company shall be one (1) term per year from the first day of April every year through the last day of March of the following year.

Article 47	Final Dividend

Final dividend limited to money shall be distributed to those shareholders or registered pledgees listed in the final shareholder registry as of the last day of March every year by a resolution of the general meeting of shareholders.

Article 48	Interim Dividend

An interim dividend may be distributed to those shareholders or registered pledgees listed in the final shareholder registry as of the last day of September every year in accordance with Article 454 Paragraph 5 of the Company Act.

Article 49	Limitations
1.

When the final dividend or the interim dividend is not received even after a lapse of three (3) years as from the day offered for the payment thereof, the Company shall be relieved of the obligation to pay such dividend.

	2.	Any dividend shall not yield interest.

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Exhibit 10.1

Labor Contract

Name: Akihiro Okumura

Place of Business:	Meisan Takahama building, Seventh floor,
2-12-23, Kounan, Minato Ward, Tokyo
Name of Company:	UBIC, Inc.
Representative:	Masahiro Morioto

The working conditions are as below.

Contract Period	1 ☒ Contract without a fixed period (Employment day: August 29, 2011) 2 ☐ Contract with a fixed period From to

Employment Status	Regular full-time employee

Work Place	Head Office (2-12-23, Kounan, Minato Ward, Tokyo)

Contents of the Work	Administration Department, Financial Director

Grade	G-1

Working Hours and Breaks	1 Working Hours (Starting time) 9:00 — (Finishing time) 18:00 (Actual time 8 hours) 2 Breaks from 12:00 to 13:00 Note: An employee shall prepare for starting work on time.

Overtime Work	Presence or absence of overtime work ☒ Presence ☐ Absence

Holidays	Saturdays, Sundays, National Holidays and any other days (designated by the Holidays Calendar)

Annual Leave

1 Annual Paid Leave

The company shall grant annual paid leave of 10 working days to an employee who has been employed continuously for 6 months calculated from the day of hiring.

2 The company shall grant annual paid leave of 3 working days to an employee for the first 6 months of hiring. However, unused portion of the annual paid leave for the first 6 months shall be extinguished when the period has ended. (Article 26 of the Rules of Employment)

Note: Annual paid leave shall be granted according to the Rules of Employment. However, the company may request the employee to change his/her the time of leave for the convenience of business. In principle, the employee who intends to take annual paid leave shall give notice to the company and obtain its approval at least a week prior to the date which he/she wishes to take the annual paid leave.

Wages

The company adopts a daily-wage-monthly-payment wage system. The amount of the basic wage is fixed on a daily basis, but tardiness and absences are counted on an hourly basis.

1 Annual Wage

9,504,000 yen / 792,000 yen per month × 12 months

(Regular pay:432,500 yen per month, other allowance:359,500 yen)

2 Allowance

(a) Position allowance N/A, (b) House allowance N/A

(c) Family allowance N/A, (d) Commuting allowance N/A

3 Rate of Premium for Overtime Work, Holiday Work and Late-night Work

(a) Late-night work 25%

4 Fixed Day for Closing the Wage Account

End of every month

Date of payment

25th day of every month

(The wage shall be calculated for a period from the first day to the end of the current month and payable on the 25th day of the same month.)

5 Payment Method

Bank transfer

6 Wage Raise

The wage can be revised once a year in April.

7 Bonus

☐ Presence  ☒ Absence (semiannually)

8 Retirement Pay

☒ Presence  ☐ Absence

(Retirement pay shall be paid for the employee who continues working for 3 years or more and leaves the company on good terms based on the separately stipulated standard.)

Note: The details are in the Rules of Employment.

Probationary Period

The probationary period is 3 months from the day of hiring.

The company shall examine the work attitude and ability of the employee and shall decide whether he/she shall be enrolled as an employee of the company. In case of dismissal within 14 days from the day of hiring, 30 days prior notice shall not be given.

Matters concerning Retirement and Dismissal

1 Retirement Age

☒ Presence (60 years old)  ☐ Absence

2 Procedure for Voluntary Retirement

The employee shall give notice to the company at least 30 days prior to the desired date of retirement.

3 Procedure and Grounds for Dismissal
In the case where the company dismisses an employee, the company will give notice to the employee 30 days or more beforehand or make payment of the average wages for 30 days in accordance with Labor Standards Act.

Note: The details are in the Rules of Employment.

Social Security	Employees pension insurance, health insurance, industrial accident compensation insurance and employment insurance

Collection of Insurance Premium

(Employees pension insurance and health insurance) Insurance premium for the month including the day of hiring will not be collected.

Insurance premium for the month including the day of his/her retirement (lost) will be collected.

Recital

Accepted and Agreed,

August 29, 2011

Address:	3-7-2-406, Momoi, Suginami Ward, Tokyo

Name:	/s/ Akihiro Okumura
Akihiro Okumura

Exhibit 10.2

Labor Contract

Name: Kyoichi Kihara

Place of Business:	Meisan Takahama building, Seventh floor,
2-12-23, Kounan, Minato Ward, Tokyo
Name of Company:	UBIC, Inc.
Representative:	Masahiro Morioto

Employment day: February 1, 2008

The working conditions are as below.

Working Hours	from 9:00 to 18:00 (Actual time 8 hours) Breaks: from 12:00 to 13:00 Note: An employee shall prepare for starting work on time.

Contents of the Work	Sales Department, Management Post (Section Head)

Grade	Manager Second Class Third Item

Holidays	Holidays are designated by the Holidays Calendar

Annual Paid Leave

Annual paid leave will be granted in accordance with Labor Standards Act. However, the company may request the employee to change his/her the time of leave for the convenience of business. In principle, the employee who intends to take annual paid leave shall give notice to the company and obtain its approval at least a week prior to the date which he/she wishes to take the annual paid leave.

Wages

The company adopts a monthly wage system.

The wage can be revised once a year in April.

Regular pay: 358,300 yen, Position allowance: 120,000 yen

House allowance: 10,000 yen, Family allowance: 13,000 yen

Commuting allowance: Actual expense

Total: 501,300 yen

Note: Rate of Premium for Late-night Work is 25%.

(The base wage is calculated in accordance with the law.)

Date of payment	The wage shall be calculated for a period from the first day to the end of the current month and payable on the 25th day of the same month. (If the 25th day of a month falls on the holidays of a bank, the wage will be paid on the day preceding the payment day.)

Bonus	The bonus will be paid semiannually.

Retirement Pay	The retirement pay shall be paid for the employee who continues working for 3 years or more and leaves the company on good terms based on the separately stipulated standard.

Social Security	Employees pension insurance, health insurance, industrial accident compensation insurance and employment insurance

Collection of Insurance Premium

(Employees pension insurance and health insurance)

Insurance premium for the month including the day of hiring will not be collected.

Insurance premium for the month including the day of his/her retirement (lost) will be collected

Probationary Period

The probationary period is 3 months from the day of hiring. The company shall examine the work attitude and ability of the employee and shall decide whether he/she shall be enrolled as an employee of the company. In case of dismissal within 14 days from the day of hiring, 30 days prior notice shall not be given.

Dismissal

In the case where the company dismisses an employee, the company will give notice to the employee 30 days or more beforehand or make payment of the average wages for 30 days in accordance with Labor Standards Act.

Accepted and Agreed,

February 1, 2008

Address:	4-6-8, Kotobuki,Taito Ward, Tokyo

Name:	/s/ Kyoichi Kihara
Kyoichi Kihara

Exhibit 10.3

MASTER CONSIGNMENT SALES AGREEMENT

THIS MASTER CONSIGNMENT SALES AGREEMENT (hereinafter “this Agreement”) is made and entered into by and between UBIC, Inc. (hereinafter “UBIC”) and Focus Systems Corporation (hereinafter “Focus Systems”) upon the terms and conditions set forth hereinafter.  Upon the execution of this Agreement, the Master Consignment Sales Agreement entered into by and between UBIC and Focus Systems dated March 1, 2004 shall cease to be effective.  This Agreement shall become effective as of January 1, 2006.

Article 1 (Consignment of Sales)

UBIC has hereby engaged Focus Systems to sell any and all products that UBIC has the right to handle (hereinafter the “UBIC Products”), and Focus Systems has hereby accepted the same.

Article 2 (Nature of Sales; Placement of Orders)

Focus Systems shall sell the UBIC Products (or, if the UBIC Products are systems, grant licenses to use them) in the name of Focus Systems, not as the agent for UBIC.  Orders for the UBIC Products and other items shall be placed by an order form to be issued to UBIC by Focus Systems.  For this purpose, Focus Systems shall request UBIC to issue an estimate to check the prices, time of delivery and other terms of the UBIC Products, etc.  UBIC shall issue an estimate to Focus Systems; provided, however, that UBIC and Focus Systems may agree to skip the processes of Focus Systems requesting an estimate to be issued and UBIC issuing an estimate, in which case orders may be placed only by an order form issued by Focus Systems.

Article 3 (Individual Consignment Sales Contract)

UBIC and Focus Systems shall enter into an individual consignment sales contract after discussing the types, wholesale prices and other trade terms of products to be handled by Focus Systems.  That individual consignment sales contract shall be renewed each time there are changes in the products and other trade terms, and an individual contract with a latest date shall consistently prevail for all purposes.  In that case, the former individual consignment sales contracts shall no longer be effective as a contract.

If the parties exclude the application of certain provisions of this Agreement or otherwise stipulate any matters contrary to this Agreement in an individual consignment sales contract, notwithstanding the provisions of this Agreement, the terms and conditions of such individual consignment sales contract shall prevail.

Article 4 (Payment)

1.                 Focus Systems shall pay the amount of prices for the products and other items for which it has placed orders with UBIC based on an invoice issued by UBIC at or prior to the end of the month after next month of the month which includes the date of receipt of such invoice by Focus Systems by money transfer to the bank account designated by UBIC.

2.                 If the sale of a license to use any UBIC Product results in the payment of a royalty or other charge by a customer to which they are sold, Focus Systems shall pay to UBIC the amount of prices agreed upon in the relevant individual consignment sales contract.  The terms of payment shall be as set forth in Paragraph 1 above.

Article 5 (Returns)

If there is any defect (including a defect in the medium), or any other failure caused by UBIC’s fault, in the UBIC Products delivered by UBIC, Focus Systems may return those products to UBIC.  UBIC shall promptly deliver non-defective products to (or replace defective products with non-defective products for) Focus Systems.  For the avoidance of doubt, if the amount of prices due and payable to UBIC by Focus Systems has been already paid and the contract between Focus Systems and a customer to which the UBIC Products are sold is canceled as a result of the returns of such defective products, UBIC shall repay such amount to Focus Systems.

Article 6 (Right to Import and Sell; Intellectual Property Rights)

UBIC hereby warrants that it possesses any and all rights to import and sell the UBIC Products, as well as intellectual property and other rights to the UBIC Products (including the cases where UBIC is granted a license thereto by any third party).  Should any third party claim any rights to the UBIC Products, UBIC shall resolve it on its sole responsibility and hold Focus Systems harmless.

Article 7 (Compliance with Laws and Other Regulations, and Warranty)

UBIC and Focus Systems shall comply with all domestic related laws, ordinances and other regulations in the course of the performance of this Agreement.

In addition, UBIC hereby warrants that the UBIC Products to be imported by UBIC are in compliance with the Foreign Exchange and Foreign Trade Act, the Export Trade Control Order, and the Foreign Exchange Order and the relevant ministerial ordinances, as well as the United States and other export administration acts and regulations thereunder.

Article 8 (Handling of Confidential Information)

1 (Confidential Information)

(1)             As used herein, “Confidential Information” means any technical, financial, trade and other information to be disclosed by either party (hereinafter the “Disclosing Party”) to the other party (hereinafter the “Receiving Party”) (in any media whatsoever) which are marked confidential by the Disclosing Party at the time of disclosure.  If the Disclosing Party discloses any information verbally, it shall be deemed that such information includes no Confidential Information, except in cases where written notice identifying any Confidential Information included in that information is served to the Receiving Party within fourteen (14) days of the disclosure.

(2)             UBIC and Focus Systems hereby agree that the Confidential Information does not include any of the following:

(a)             Information which becomes part of the public domain without any fault of the Receiving Party;

(b)             Information which has been disclosed to any third party by the Disclosing Party without imposing any obligation of confidentiality;

(c)              Information which has been independently developed by the Receiving Party with no reference to the Confidential Information of the Disclosing Party or information which has been lawfully acquired from any third party by the Receiving Party; and

(d)             Information which is disclosed by the relevant law or ordinance or the court order, provided that the Receiving Party gives the Disclosing Party notice of such order prior to the disclosure and cooperates with the Disclosing Party to protect the Confidential Information.

2 (Obligation of Confidentiality)

Each party hereto shall keep the Confidential Information of the Disclosing Party in confidence and shall not disclose any Confidential Information without the written prior approval of the Disclosing Party.  The Receiving Party hereby agrees not to use any Confidential Information for any other purpose, except in cases where it is necessary to perform this Agreement.

3 (Return of the Confidential Information)

On the Disclosing Party’s request, the Receiving Party shall return to the Disclosing Party or destroy all tangible media in which the Confidential Information is recorded, or destroy such media (including any data stored in such media) and submit a certificate of destruction to the Disclosing Party.

Article 9 (Termination with Immediate Effect)

If either UBIC or Focus Systems falls under any one of the following, the other party shall have the right to terminate this Agreement without notice:

(1)             When Focus Systems fails to remit the amount of price or otherwise fails to handle its duties hereunder;

(2)             When a petition is filed by or against either party for protective disposition, compulsory execution, public auction or bankruptcy with respect to any other obligations of either party;

(3)             When either party is punished by the delinquency in payment of taxes and public imposts;

(4)             When either party is suspended its transactions with banks and similar institution as a result of the dishonor of bills, drafts or checks drawn by it; and

(5)             When either party otherwise breaches any provision of this Agreement.

Article 10 (Uncollectible Amounts of Prices)

Even if it becomes difficult for Focus Systems to collect the amounts of prices for products sold by Focus Systems, Focus Systems shall remit the amount of prices for the products sold by it set forth in Article 4, except in cases where UBIC has proposed that the claims to the amounts of prices for those products be transferred to UBIC.

Article 11 (Transfer of Claims)

If UBIC proposes that the claims to the amounts of prices for the products that are possessed by Focus Systems be transferred to UBIC, Focus Systems shall immediately transfer such claims to the amounts of prices to UBIC, and dispatch notice of transfer to the relevant debtor or debtors.

Article 12 (Term)

The term of this Agreement shall be two (2) years, and shall be extended for additional one year unless either party gives the other party notice of non-renewal at least one month prior to the expiration of the original term, and thereafter the same shall apply.

Article 13 (Discussion)

Any matters not expressly stipulated in this Agreement or any doubts arising out of the interpretation of this Agreement shall be resolved amicably through good-faith discussion between UBIC and Focus Systems.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, retaining one copy each after affixing their respective names and seals hereunto.

December 26, 2005

UBIC:	UBIC, Inc.
Meisan Takahama Building, Seventh Floor
2-12-23, Kounan, Minato Ward, Tokyo

/s/ Masahiro Morimoto
Masahiro Morimoto
Representative Director

Focus Systems:	Focus Systems Corporation
Focus Gotanda Building
2-7-8 Higashi Gotanda Shinagawa-ku, Tokyo

/s/ Masatoshi Ishibashi
Masatoshi Ishibashi
Representative Director

Exhibit 10.4

Agreement for Subscription for the Fourth Share Option Offering (not tax-qualified)

This Agreement is made and entered into by and between UBIC, Inc. (hereinafter referred to as the “Company”) and Masahiro Morimoto (hereinafter referred to as the “Subscriber”) with respect to the subscription for the fourth share option offering.

Article 1 (Subscription for Share Options)

In accordance with the resolution of the sixth annual shareholders’ meeting held on June 23, 2009 and the resolution of the board meeting held on June 17, 2010, the Company has determined the following requirements for the fourth share option offering (hereinafter referred to as the “Share Options”), of which the Subscriber subscribes for 500 options. Since this Agreement shall be made integrally at the same time with other subscribers in accordance with Article 244 of the Companies Act, the Company shall subscribe for the Share Options simultaneously with David Orgill who shall subscribe for the 1,200 Share Options.

Description

Requirements for the offering of Share Options

(1)   Class and number of shares covered by the Share Options

17,000 Class A common shares, which, in case of adjustment set forth below, shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (hereinafter referred to as the “Number of Granted Shares”) shall be 10 class A common shares. In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (hereinafter referred to as the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional share resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(2)         Total number of Share Options

1,700

(3)         Amount payable in exchange of the Share Options

No payment is required.

(4)         Manner of calculating the value of assets contributed in exercising the Share Options

15,640 yen for one (1) Share Option

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (hereinafter referred to as the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be 1,564 yen.

If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i)                      For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
ratio of share split or reverse split

(ii)                   If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	number of issued shares	+	number of newly issued shares × amount paid per share
market price
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii)                In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split.

(5)         Period during which the Share Options can be exercised

From June 18, 2013 to June 17, 2016

(6)         Conditions to exercise the Share Options

(i)                      Person to whom the Share Options are allotted (hereinafter referred to as the “Share Option Holder”) must be either a director, auditor, executive officer or employee of the Company or its subsidiary at the time of exercising the option, except if such person resigns due to expiry of term of office, retires by age limit or terminates employment due to a company’s reason or if otherwise justified by the board of directors.

(ii)                   No Share Option shall be inherited.

(iii)                No Share Option shall be partially exercised.

(7)         Reason and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders’ meeting of the Company or that a proposal to approve a stock swap agreement where the Company is to be wholly owned or a proposal to approve a stock transfer plan is approved at the shareholders’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(8)         Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(9)         Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i)                      Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)                   Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(10)      Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (hereinafter collectively referred to as the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Section 236.1.8 (a) to (e) of the Companies Act (hereinafter referred to as the “Reorganized Company”) to the Share Option Holder who has the Share Options remaining (hereinafter referred to as the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i)                                     Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii)                                  Type of stock of the Reorganized Company covered by the share options

Common shares of the Reorganized Company

(iii)                               Number of shares of the Reorganized Company covered by the share options

To be determined in accordance with the above “(1) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv)                              Manner of calculation of the value of assets contributed to exercise the share options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (4) (iii) above by the number of shares of the Reorganized Company covered by such Share Option as determined under the item (iii) above.

(v)                                 Period during which the share options can be exercised

From the day when the above “(5) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(5) Period during which the Share Options can be exercised” expires

(vi)                              Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options

To be determined in accordance with the above “(9) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii)                           Restriction on acquisition of the share options by assignment

Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii)                        Reason and conditions for acquisition of the share options

To be determined in accordance with the above “(7) Reason and conditions for acquisition of the Share Options”

(11)      Fractional share delivered upon exercise of the Share Options

Fractional share delivered upon exercise of the Share Options shall be discarded.

(12)      Date of Allotment

June 17, 2010 (Thursday)

Article 2 (Special Provisions for Exercise of Option)

1.              Notwithstanding the provisions of paragraph (8) of Article 1, the Subscriber shall not assign, or place the security right on, the Share Options.

2.              If the Subscriber falls under any of the situations stated below, the Subscriber and its successor shall not exercise the Share Options.

(1)         A petition is filed by third party against the Subscriber for the attachment, provisional attachment, provisional disposition or auction or the commencement of procedures of bankruptcy or civil rehabilitation.

(2)         A petition is filed by the Subscriber itself for the commencement of procedures of bankruptcy or civil rehabilitation.

(3)         There are other reasons that objectively show a significant worsening financial status of the Subscriber.

(4)         The Subscriber is sentenced to imprisonment without work or a heavier punishment.

(5)         The Subscriber who is an employee of the Company or its subsidiary is punished under the office rules of the Company or its subsidiary, including disciplinary dismissal and retirement under instruction.

3.              The Company shall deliver the shares against exercise of option by the Subscriber, including issuing new shares or transferring or assigning existing shares, without violation of the requirements for offering of the Share Options.

Article 3 (Manner of Exercising the Option)

1.              The Subscriber must satisfy all of the requirements stated below to exercise the Share Options.

(1)         Presentation to the Company of the application (claim) for exercise of the share options and other documents in forms given by the Company

(2)         Transfer of the amount paid to the bank account designated by the Company

(3)         Other conditions required by the Company

2.              If the tax exemption measures under Article 29-2 of the Act on Special Measures concerning Taxation are not applied to the exercise of the Share Options, the Company shall pay the amount equal to the withholding income tax imposed on the economic profit from the acquisition of shares by exercising the Share Options together with the amount paid under the paragraph 1.

Article 4 (Manner of Expressing Intention and Giving a Notice)

1.              The Company shall express its intention or give a notice to the Subscriber by sending documents either by mail to the address of the Subscriber recorded in the Share Option Registry or by sending an e-mail to the address preliminarily notified by the Subscriber to the Company.

2.              Any change in any one of the following items must be notified by the Subscriber to the Company.

(1)         Name of the Subscriber

(2)         Address of the Subscriber

(3)         e-mail address for the purpose of the preceding paragraph

3.              If the Subscriber fails to notify as set forth in the preceding paragraph, the address recorded in the Share Option Registry shall be considered as the current address of the Share Option Holder.

4.              The notice set forth in the paragraph 1 shall be deemed to have arrived at the time when it would have ordinarily arrived.

5.              Provisions of the preceding paragraphs shall be applied to the resignation due to expiry of term of office, retirement by age limit or termination of employment by a company’s reason as provided in Article 1(6)(i) and other cases justified by the board of directors.

Article 5 (Abandonment of Claim for Damages)

The Subscriber shall not hold the Company, its director or any other parties to whom the Company entrusted the business transactions liable for covering losses, adding profits, compensating damages or assuming any other responsibilities in connection with this Agreement irrespective of reasons.

Article 6 (Right to Establish Bylaws)

1.             The Company may establish, amend or abolish the “Bylaws to Agreement for Share Options Allotment” (hereinafter referred to as the “Bylaws”) to provide for the rules regarding the enforcement of this Agreement.

2.              The Company must promptly notify the Subscriber of the Bylaws which may be established, amended or abolished under the preceding paragraph.

3.              The Subscriber may request the Company to allow access to the Bylaws during its business hours and may copy the same at the Subscriber’s cost.

Article 7 (Amendment to Agreement)

1.              If any provision hereof proves to be incompliant with any provision of the Income Tax Act, Corporation Tax Act or other tax laws or becomes incompliant with the same due to revisions after execution of this Agreement, the Company may amend or abolish such provision by giving a notice to the Subscriber. This rule shall be applied if any provision hereof proves to be or becomes incompliant with the Companies Act, Financial Instruments and Exchange Act or other relevant laws.

2.              In addition to the preceding paragraph, the Company may make a proposal to the Subscriber to amend this Agreement if deemed necessary.

3.              If the Subscriber does not lodge any objection with the Company in writing stating due reasons within three (3) weeks after the proposal under the preceding paragraph, this Agreement shall be deemed to have been automatically amended as proposed by the Company.

Article 8 (Taxation Process)

The Subscriber shall pay at his cost and responsibility the income tax and any other taxes and dues imposed as a result of the subscription and exercise of the Share Options and the sale of the Company’s shares acquired upon exercise thereof.

Article 9 (Handling of Issues Not Specified)

Handling of issues not specified in this Agreement or the Bylaws shall be faithfully negotiated by the Company and the Subscriber and, if the Subscriber does not agree to negotiate or no agreement is reached between both parties after negotiation, shall be determined by the Company.

Article 10 (Jurisdiction)

The Company and the Subscriber agree that any dispute hereunder shall be submitted to the Tokyo District Court which has the exclusive jurisdiction for the first trial.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in one (1) copy with their respective names and seals and the Company and the Subscriber shall retain the original and the duplicate copy, respectively.

June 17, 2010

Company:	UBIC, Inc.
/s/ Masahiro Morimoto
Masahiro Morimoto, President and Representative Director
2-12-23, Kounan, Minato Ward, Tokyo

/s/ Masahiro Morimoto
Subscriber:	Name: Masahiro Morimoto
Address: 2-10-23-307, Kounan, Minato Ward, Tokyo

Exhibit 10.5

Agreement for Subscription for the Fifth Share Option Offering (tax-qualified)

This Agreement is made and entered into by and between UBIC, Inc. (hereinafter referred to as the “Company”) and Kyoichi Kihara (hereinafter referred to as the “Subscriber”) with respect to the subscription for the fifth share option offering.

Article 1 (Subscription for Share Options)

In accordance with the resolution of the seventh annual shareholders’ meeting held on June 25, 2010 and the resolution of the board meeting held on April 28, 2011, the Company has determined the following requirements for the fifth share option offering (hereinafter referred to as the “Share Options”), of which the Subscriber subscribes for 200 options. Since this Agreement shall be made integrally at the same time with other subscribers in accordance with Article 244 of the Companies Act, the Company shall subscribe for the Share Options simultaneously with subscribers referred to in the Appendix.

Description

Requirements for the offering of Share Options

(1)              Class and number of shares covered by the Share Options

20,000 Class A common shares, which, in case of adjustment set forth below, shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (hereinafter referred to as the “Number of Granted Shares”) shall be 10 class A common shares. In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (hereinafter referred to as the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional share resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(2)              Total number of Share Options

2,000

(3)              Amount payable in exchange of the Share Options

No payment is required in exchange of the Share Options

(4)              Manner of calculating the value of assets contributed in exercising the Share Options

88,100 yen for one (1) Share Option

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (hereinafter referred to as the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be 8,810 yen.

If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i)                  For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
ratio of share split or reverse split

(ii)               If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	number of issued shares	+	number of newly issued shares × amount paid per share
market price
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii)            In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split.

(5)              Period during which the Share Options can be exercised

From April 29, 2014 to April 28, 2017

(6)              Conditions to exercise the Share Options

(i)                  Person to whom the Share Options are allotted (hereinafter referred to as the “Share Option Holder”) must be either a director, auditor, executive officer or employee of the Company or its subsidiary at the time of exercising the option, except if such person resigns due to expiry of term of office, retires by age limit or terminates employment due to a company’s reason or if otherwise justified by the board of directors.

(ii)               No Share Option shall be inherited.

(iii)            No Share Option shall be partially exercised.

(7)              Reason and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders’ meeting of the Company or that a proposal to approve a stock swap agreement where the Company is to be wholly owned or a proposal to approve a stock transfer plan is approved at the shareholders’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(8)              Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(9)              Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i)                  Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)               Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(10)      Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (hereinafter collectively referred to as the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Section 236.1.8 (a) to (e) of the Companies Act (hereinafter referred to as the “Reorganized Company”) to the Share Option Holder who has the Share Options remaining (hereinafter referred to as the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i)                  Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii)               Type of stock of the Reorganized Company covered by the share options

Common shares of the Reorganized Company

(iii)            Number of shares of the Reorganized Company covered by the share options

To be determined in accordance with the above “(1) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv)           Manner of calculation of the value of assets contributed to exercise the share options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (4) (iii) above by the number of shares of the Reorganized Company covered by such Share Option as determined under the item (iii) above.

(v)              Period during which the share options can be exercised

From the day when the above “(5) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(5) Period during which the Share Options can be exercised” expires

(vi)           Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options

To be determined in accordance with the above “(9) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii)        Restriction on acquisition of the share options by assignment

Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii)     Reason and conditions for acquisition of the share options

To be determined in accordance with the above “(7) Reason and conditions for acquisition of the Share Options”

(11)      Fractional share delivered upon exercise of the Share Options

Fractional share delivered upon exercise of the Share Options shall be discarded.

(12)       Date of Allotment

April 28, 2011 (Thursday)

Article 2 (Special Provisions for Exercise of Option)

1.                   In addition to the conditions provided in other Articles hereof, the following restrictions shall be applied to the Subscriber in exercising the Share Options.

(1)              Total amount paid in exercising the options (including exercising the share options and equity warrant under the Old Commercial Code (hereinafter referred to as the “Share Warrant, etc.”)) shall not exceed 12,000,000 yen for a calendar year. For the avoidance of doubt, total amount including the amount paid in exercising the Share Warrant, etc. granted by other companies shall not exceed 12,000,000 yen for a calendar year.

(2)              The Subscriber shall make arrangement with a financial instruments business operator nominated by the Company (hereinafter referred to as the “Financial Instruments Business Operator”) for the entry or registration in the transfer account registry (hereinafter referred to as the “Transfer”), entrustment of storage or trust for management and disposition (hereinafter referred to as the “Management Trust”) (to be segmented for each share option holder) in compliance with statutory tax qualification requirements with respect to the shares acquired upon exercise of the option and shall take all measures required for the entrustment of the Transfer to the Subscriber’s account opened with the Financial Instruments Business Operator with whom such arrangement is made and the storage at a branch or an office of the Financial Instruments Business Operator with whom such arrangement is made or required for the Management Trust.

2.                   Notwithstanding the provisions of paragraph (8) of Article 1, the Subscriber shall not assign, or place the security right on, the Share Options.

3.                   If the Subscriber falls under any of the situations stated below, the Subscriber and its successor shall not exercise the Share Options.

(1)              A petition is filed by third party against the Subscriber for the attachment, provisional attachment, provisional disposition or auction or the commencement of procedures of bankruptcy or civil rehabilitation.

(2)              A petition is filed by the Subscriber itself for the commencement of procedures of bankruptcy or civil rehabilitation.

(3)              There are other reasons that objectively show a significant worsening financial status of the Subscriber.

(4)              The Subscriber is sentenced to imprisonment without work or a heavier punishment.

(5)              The Subscriber who is an employee of the Company or its subsidiary is punished under the office rules of the Company or its subsidiary, including disciplinary dismissal and retirement under instruction.

4.                   The Company shall deliver the shares against exercise of option by the Subscriber, including issuing new shares or transferring or assigning existing shares, without violation of the requirements for offering of the Share Options.

Article 3 (Manner of Exercising the Option)

1.                   In exercising the Share Options, the Subscriber shall transfer the amount paid to the bank account designated by the Company and shall provide the Company with the application (claim) for exercise of the share options in a given form.

2.                   To exercise the options in a manner set forth in the preceding paragraph, the Subscriber shall open an account in his name with the Financial Instruments Business Operator in a manner prescribed by the Company.

3.                   Immediately after completion of the procedures for the Subscriber to exercise the Share Options, the Company shall take measures required for the entrustment of the entry or registration of the shares acquired by the Subscriber by exercising the Share Options in the account in name of the Subscriber opened with the Financial Instruments Business Operator under the preceding paragraph and the storage at a branch or an office of the Financial Instruments Business Operator or required for the Management Trust.

4.                   If the tax exemption measures under Article 29-2 of the Act on Special Measures concerning Taxation are not applied to the exercise of the Share Options, the Company shall pay the amount equal to the withholding income tax imposed on the economic profit from the acquisition of shares by exercising the Share Options together with the amount paid under the paragraph 1.

Article 4 (Manner of Expressing Intention and Giving a Notice)

1.                   The Company shall express its intention or give a notice to the Subscriber by sending documents either by mail to the address of the Subscriber recorded in the Share Option Registry or by sending an e-mail to the address preliminarily notified by the Subscriber to the Company.

2.                   Any change in any one of the following items must be notified by the Subscriber to the Company.

(1)              Name of the Subscriber

(2)              Address of the Subscriber

(3)              e-mail address for the purpose of the preceding paragraph

3.                   If the Subscriber fails to notify as set forth in the preceding paragraph, the address recorded in the Share Option Registry shall be considered as the current address of the Share Option Holder.

4.                   The notice set forth in the paragraph 1 shall be deemed to have arrived at the time when it would have ordinarily arrived.

5.                   Provisions of the preceding paragraphs shall be applied to the resignation due to expiry of term of office, retirement by age limit or termination of employment by a company’s reason as provided in Article 1(6)(i) and other cases justified by the board of directors.

Article 5 (Abandonment of Claim for Damages)

The Subscriber shall not hold the Company, its director or any other parties to whom the Company entrusted the business transactions liable for covering losses, adding profits, compensating damages or assuming any other responsibilities in connection with this Agreement irrespective of reasons.

Article 6 (Right to Establish Bylaws)

1.                   The Company may establish, amend or abolish the “Bylaws to Agreement for Share Options Allotment” (hereinafter referred to as the “Bylaws”) to provide for the rules regarding the enforcement of this Agreement.

2.                   The Company must promptly notify the Subscriber of the Bylaws which may be established, amended or abolished under the preceding paragraph.

3.                   The Subscriber may request the Company to allow access to the Bylaws during its business hours and may copy the same at the Subscriber’s cost.

Article 7 (Amendment to Agreement)

1.                   If any provision hereof proves to be incompliant with any provision of the Income Tax Act, Corporation Tax Act or other tax laws or becomes incompliant with the same due to revisions after execution of this Agreement, the Company may amend or abolish such provision by giving a notice to the Subscriber. This rule shall be applied if any provision hereof proves to be or becomes incompliant with the Companies Act, Financial Instruments and Exchange Act or other relevant laws.

2.                   In addition to the preceding paragraph, the Company may make a proposal to the Subscriber to amend this Agreement if deemed necessary.

3.                   If the Subscriber does not lodge any objection with the Company in writing stating due reasons within three (3) weeks after the proposal under the preceding paragraph, this Agreement shall be deemed to have been automatically amended as proposed by the Company.

Article 8 (Taxation Process)

The Subscriber shall pay at his cost and responsibility the income tax and any other taxes and dues imposed as a result of the subscription and exercise of the Share Options and the sale of the Company’s shares acquired upon exercise thereof.

Article 9 (Handling of Issues Not Specified)

Handling of issues not specified in this Agreement or the Bylaws shall be faithfully negotiated by the Company and the Subscriber and, if the Subscriber does not agree to negotiate or no agreement is reached between both parties after negotiation, shall be determined by the Company.

Article 10 (Jurisdiction)

The Company and the Subscriber agree that any dispute hereunder shall be submitted to the Tokyo District Court which has the exclusive jurisdiction for the first trial.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in one (1) copy with their respective names and seals and the Company and the Subscriber shall retain the original and the duplicate copy, respectively.

April 28, 2011

Company:	UBIC, Inc.
/s/ Masahiro Morimoto
Masahiro Morimoto, President and Representative Director
2-12-23, Kounan, Minato Ward, Tokyo

/s/ Kyoichi Kihara
Subscriber:	Name: Kyoichi Kihara
Address: 4-6-8, Kotobuki, Taito Ward, Tokyo

(Appendix)

Subscribers and number of the Share Options subscribed for

1.	Employees of the Company

(i)	Yoshikatsu Shirai	2,500 shares (250 options)

(ii)	Kyoichi Kihara	2,000 shares (200 options)

(iii)	Masakazu Marumo	2,000 shares (200 options)

(iv)	Hideki Takeda	2,000 shares (200 options)

(v)	Masatoshi Ohno	2,000 shares (200 options)

2.	Director of the Company’s subsidiary

(i)	Rob Roy	9,500 shares (950 options)

Six (6) persons for 20,000 shares (2,000 options) in total

Exhibit 10.6

Agreement for Subscription for the Sixth Share Option Offering (tax-qualified)

This Agreement is made and entered into by and between UBIC, Inc. (hereinafter referred to as the “Company”) and Sunil Mudunuli (hereinafter referred to as the “Subscriber”) with respect to the subscription for the sixth share option offering.

Article 1 (Subscription for Share Options)

In accordance with the resolution of the eighth annual shareholders’ meeting held on June 24, 2011 and the resolution of the board meeting held on June 1, 2012, the Company has determined the following requirements for the sixth share option offering (hereinafter referred to as the “Share Options”), of which the Subscriber subscribes for 100 options. Since this Agreement shall be made integrally at the same time with other subscribers in accordance with Article 244 of the Companies Act, the Company shall subscribe for the Share Options simultaneously with subscribers referred to in the Appendix.

Description

Requirements for the offering of Share Options

(1)                                 Class and number of shares covered by the Share Options

16,000 Class A common shares, which, in case of adjustment set forth below, shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (hereinafter referred to as the “Number of Granted Shares”) shall be 10 class A common shares. In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (hereinafter referred to as the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional share resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(2)                                 Total number of Share Options

1,600

(3)                                 Amount payable in exchange of the Share Options

No payment is required in exchange of the Share Options

(4)                                 Manner of calculating the value of assets contributed in exercising the Share Options

80,960 yen for one (1) Share Option

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (hereinafter referred to as the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be 8,096 yen

If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i) For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
ratio of share split or reverse split

(ii) If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	number of issued shares	+	number of newly issued shares × amount paid per share
market price
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii) In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split.

(5)                                 Period during which the Share Options can be exercised

From June 22, 2015 to June 21, 2018

(6)                                 Conditions to exercise the Share Options

(i).                      Person to whom the Share Options are allotted (hereinafter referred to as the “Share Option Holder”) must be either a director, auditor, executive officer or employee of the

Company or its subsidiary, or a supplier to the Company at the time of exercising the option, except if such person resigns due to expiry of term of office, retires by age limit or terminates employment due to a company’s reason or if otherwise justified by the board of directors.

(ii).                      No Share Option shall be inherited.

(iii).                   No Share Option shall be partially exercised.

(iv).                  All other conditions shall be as set forth in the “Agreement for Share Options Allotment” to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the board meeting.

(7)                                 Reason and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders’ meeting of the Company or that a proposal to approve a stock swap agreement where the Company is to be wholly owned or a proposal to approve a stock transfer plan is approved at the shareholders’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(8)                                 Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(9)                                 Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i) Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii) Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(10)                          Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (hereinafter collectively referred to as the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Section 236.1.8 (a) to (e) of the Companies Act (hereinafter referred to as the “Reorganized Company”) to the Share Option Holder who has the Share Options remaining (hereinafter referred to as the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect;

for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i) Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii) Type of stock of the Reorganized Company covered by the share options

Common shares of the Reorganized Company

(iii) Number of shares of the Reorganized Company covered by the share options

To be determined in accordance with the above “(1) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv) Manner of calculation of the value of assets contributed to exercise the share options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (4) (iii) above by the number of shares of the Reorganized Company covered by such Share Option as determined under the item (iii) above.

(v) Period during which the share options can be exercised

From the day when the above “(5) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(5) Period during which the Share Options can be exercised” expires

(vi) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options

To be determined in accordance with the above “(9) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii) Restriction on acquisition of the share options by assignment

Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii) Reason and conditions for acquisition of the share options

To be determined in accordance with the above “(7) Reason and conditions for acquisition of the Share Options”

(11)                          Fractional share delivered upon exercise of the Share Options

Fractional share delivered upon exercise of the Share Options shall be discarded.

(12)                          Date of Allotment

June 21, 2012 (Thursday)

Article 2 (Special Provisions for Exercise of Option)

1.              In addition to the conditions provided in other Articles hereof, the following restrictions shall be applied to the Subscriber in exercising the Share Options.

(1)                                 Total amount paid in exercising the options (including exercising the share options and equity warrant under the Old Commercial Code (hereinafter referred to as the “Share Warrant, etc.”)) shall not exceed 12,000,000 yen for a calendar year. For the avoidance of doubt, total amount including the amount paid in exercising the Share Warrant, etc. granted by other companies shall not exceed 12,000,000 yen for a calendar year.

(2)                                 The Subscriber shall make arrangement with a financial instruments business operator nominated by the Company (hereinafter referred to as the “Financial Instruments Business Operator”) for the entry or registration in the transfer account registry (hereinafter referred to as the “Transfer”), entrustment of storage or trust for management and disposition (hereinafter referred to as the “Management Trust”) (to be segmented for each share option holder) in compliance with statutory tax qualification requirements with respect to the shares acquired upon exercise of the option and shall take all measures required for the entrustment of the Transfer to the Subscriber’s account opened with the Financial Instruments Business Operator with whom such arrangement is made and the storage at a branch or an office of the Financial Instruments Business Operator with whom such arrangement is made or required for the Management Trust.

2.              Notwithstanding the provisions of paragraph (8) of Article 1, the Subscriber shall not assign, or place the security right on, the Share Options.

3.              If the Subscriber falls under any of the situations stated below, the Subscriber and its successor shall not exercise the Share Options.

(1)                                 A petition is filed by third party against the Subscriber for the attachment, provisional attachment, provisional disposition or auction or the commencement of procedures of bankruptcy or civil rehabilitation.

(2)                                 A petition is filed by the Subscriber itself for the commencement of procedures of bankruptcy or civil rehabilitation.

(3)                                 There are other reasons that objectively show a significant worsening financial status of the Subscriber.

(4)                                 The Subscriber is sentenced to imprisonment without work or a heavier punishment.

(5)                                 The Subscriber who is an employee of the Company or its subsidiary is punished under the office rules of the Company or its subsidiary, including disciplinary dismissal and retirement under instruction.

4.              The Company shall deliver the shares against exercise of option by the Subscriber, including issuing new shares or transferring or assigning existing shares, without violation of the requirements for offering of the Share Options.

Article 3 (Manner of Exercising the Option)

1.              In exercising the Share Options, the Subscriber shall transfer the amount paid to the bank account designated by the Company and shall provide the Company with the application (claim) for exercise of the share options in a given form.

2.              To exercise the options in a manner set forth in the preceding paragraph, the Subscriber shall open an account in his name with the Financial Instruments Business Operator in a manner prescribed by the Company.

3.              Immediately after completion of the procedures for the Subscriber to exercise the Share Options, the Company shall take measures required for the entrustment of the entry or registration of the shares acquired by the Subscriber by exercising the Share Options in the account in name of the Subscriber opened with the Financial Instruments Business Operator under the preceding paragraph and the storage at a branch or an office of the Financial Instruments Business Operator or required for the Management Trust.

4.              If the tax exemption measures under Article 29-2 of the Act on Special Measures concerning Taxation are not applied to the exercise of the Share Options, the Company shall pay the amount equal to the withholding income tax imposed on the economic profit from the acquisition of shares by exercising the Share Options together with the amount paid under the paragraph 1.

Article 4 (Manner of Expressing Intention and Giving a Notice)

1.              The Company shall express its intention or give a notice to the Subscriber by sending documents either by mail to the address of the Subscriber recorded in the Share Option Registry or by sending an e-mail to the address preliminarily notified by the Subscriber to the Company.

2.              Any change in any one of the following items must be notified by the Subscriber to the Company.

(1)                                 Name of the Subscriber

(2)                                 Address of the Subscriber

(3)                                 E-mail address for the purpose of the preceding paragraph

3.              If the Subscriber fails to notify as set forth in the preceding paragraph, the address recorded in the Share Option Registry shall be considered as the current address of the Share Option Holder.

4.              The notice set forth in the paragraph 1 shall be deemed to have arrived at the time when it would have ordinarily arrived.

5.              Provisions of the preceding paragraphs shall be applied to the resignation due to expiry of term of office, retirement by age limit or termination of employment by a company’s reason as provided in Article 1(6)(i) and other cases justified by the board of directors.

Article 5 (Abandonment of Claim for Damages)

The Subscriber shall not hold the Company, its director or any other parties to whom the Company entrusted the business transactions liable for covering losses, adding profits, compensating damages or assuming any other responsibilities in connection with this Agreement irrespective of reasons.

Article 6 (Right to Establish Bylaws)

1.              The Company may establish, amend or abolish the “Bylaws to Agreement for Share Options Allotment” (hereinafter referred to as the “Bylaws”) to provide for the rules regarding the enforcement of this Agreement.

2.              The Company must promptly notify the Subscriber of the Bylaws which may be established, amended or abolished under the preceding paragraph.

3.              The Subscriber may request the Company to allow access to the Bylaws during its business hours and may copy the same at the Subscriber’s cost.

Article 7 (Amendment to Agreement)

1.              If any provision hereof proves to be incompliant with any provision of the Income Tax Act, Corporation Tax Act or other tax laws or becomes incompliant with the same due to revisions after execution of this Agreement, the Company may amend or abolish such provision by giving a notice to the Subscriber. This rule shall be applied if any provision hereof proves to be or becomes incompliant with the Companies Act, Financial Instruments and Exchange Act or other relevant laws.

2.              In addition to the preceding paragraph, the Company may make a proposal to the Subscriber to amend this Agreement if deemed necessary.

3.              If the Subscriber does not lodge any objection with the Company in writing stating due reasons within three (3) weeks after the proposal under the preceding paragraph, this Agreement shall be deemed to have been automatically amended as proposed by the Company.

Article 8 (Taxation Process)

The Subscriber shall pay at his cost and responsibility the income tax and any other taxes and dues imposed as a result of the subscription and exercise of the Share Options and the sale of the Company’s shares acquired upon exercise thereof.

Article 9 (Handling of Issues Not Specified)

Handling of issues not specified in this Agreement or the Bylaws shall be faithfully negotiated by the Company and the Subscriber and, if the Subscriber does not agree to negotiate or no agreement is reached between both parties after negotiation, shall be determined by the Company.

Article 10 (Jurisdiction)

The Company and the Subscriber agree that any dispute hereunder shall be submitted to the Tokyo District Court which has the exclusive jurisdiction for the first trial.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in one (1) copy with their respective names and seals and the Company and the Subscriber shall retain the original and the duplicate copy, respectively.

June 21, 2012

Company:	UBIC, Inc.
/s/ Masahiro Morimoto
Masahiro Morimoto, President and Representative Director
2-12-23, Kounan, Minato Ward, Tokyo

Subscriber:	(Address)
(Name)

(Appendix)

Subscribers and number of the Share Options subscribed for

1. Directors of the Company

(i) Makoto Funahashi	1,000 shares (100 options)
(ii) Hirooki Kirisawa	1,000 shares (100 options)

2. Auditors of the Company

(i) Kunihiro Sudo	1,000 shares (100 options)
(ii) Takaharu Yasumoto	1,000 shares (100 options)

3. Employees of the Company

(i) Daisuke Okada	1,000 shares (100 options)
(ii) Naoya Murakami	1,000 shares (100 options)
(iii) Yuki Koyama	500 shares (50 options)
(iv) Kensaku Shinozakura	500 shares (50 options)
(v) Yoko Motojima	200 shares (20 options)

4. Director of the Company’s subsidiary

Keisuke Furuno	1,000 shares (100 options)

5. Employees of the Company’s subsidiary

(i) San Sengupta	1,000 shares (100 options)
(ii) Sunil Mudunuri	1,000 shares (100 options)
(iii) Paul Starrett	1,000 shares (100 options)
(iv) Deepali Agarwal	200 shares (20 options)
(v) Forrest Lee	200 shares (20 options)
(vi) Yongmin Cho	1,000 shares (100 options)

6. Suppliers to the Company

(i) Akira Suzuki	1,000 shares (100 options)
(ii) Katsuaki Takiguchi	500 shares (50 options)
(iii) Kenzou Takai	500 shares (50 options)
(iv) Hajime Shirasaka	1,000 shares (100 options)
(v) Mukesh Advani	200 shares (20 options)
(vi) John Bace	200 shares (20 options)

Twenty-two (22) persons for 16,000 shares (1,600 options) in total

Agreement for Subscription for the Sixth Share Option Offering (non-tax-qualified)

This Agreement is made and entered into by and between UBIC, Inc. (hereinafter referred to as the “Company”) and Kunihiro Sudo (hereinafter referred to as the “Subscriber”) with respect to the subscription for the sixth share option offering.

Article 1 (Subscription for Share Options)

In accordance with the resolution of the eighth annual shareholders’ meeting held on June 24, 2011 and the resolution of the board meeting held on June 1, 2012, the Company has determined the following requirements for the sixth share option offering (hereinafter referred to as the “Share Options”), of which the Subscriber subscribes for 100 options. Since this Agreement shall be made integrally at the same time with other subscribers in accordance with Article 244 of the Companies Act, the Company shall subscribe for the Share Options simultaneously with subscribers referred to in the Appendix.

Description

Requirements for the offering of Share Options

(13)                          Class and number of shares covered by the Share Options

16,000 Class A common shares, which, in case of adjustment set forth below, shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (hereinafter referred to as the “Number of Granted Shares”) shall be 10 class A common shares. In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (hereinafter referred to as the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional share resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(14)                          Total number of Share Options

1,600

(15)                          Amount payable in exchange of the Share Options

No payment is required in exchange of the Share Options

(16)                          Manner of calculating the value of assets contributed in exercising the Share Options

80,960 yen for one (1) Share Option

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (hereinafter referred to as the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be 8,096 yen

If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i) For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
ratio of share split or reverse split

(ii) If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	number of issued shares	+	number of newly issued shares × amount paid per share
market price
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii) In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split.

(17)                          Period during which the Share Options can be exercised

From June 22, 2015 to June 21, 2018

(18)                          Conditions to exercise the Share Options

(i).                         Person to whom the Share Options are allotted (hereinafter referred to as the “Share Option Holder”) must be either a director, auditor, executive officer or employee of the

Company or its subsidiary, or a supplier to the Company at the time of exercising the option, except if such person resigns due to expiry of term of office, retires by age limit or terminates employment due to a company’s reason or if otherwise justified by the board of directors.

(ii).                      No Share Option shall be inherited.

(iii).                   No Share Option shall be partially exercised.

(iv).                  All other conditions shall be as set forth in the “Agreement for Share Options Allotment” to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the board meeting.

(19)                          Reason and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders’ meeting of the Company or that a proposal to approve a stock swap agreement where the Company is to be wholly owned or a proposal to approve a stock transfer plan is approved at the shareholders’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(20)                          Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(21)                          Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i) Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii) Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(22)                          Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (hereinafter collectively referred to as the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Section 236.1.8 (a) to (e) of the Companies Act (hereinafter referred to as the “Reorganized Company”) to the Share Option Holder who has the Share Options remaining (hereinafter referred to as the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect;

for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i) Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii) Type of stock of the Reorganized Company covered by the share options

Common shares of the Reorganized Company

(iii) Number of shares of the Reorganized Company covered by the share options

To be determined in accordance with the above “(1) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv) Manner of calculation of the value of assets contributed to exercise the share options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (4) (iii) above by the number of shares of the Reorganized Company covered by such Share Option as determined under the item (iii) above.

(v) Period during which the share options can be exercised

From the day when the above “(5) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(5) Period during which the Share Options can be exercised” expires

(vi) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options

To be determined in accordance with the above “(9) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii) Restriction on acquisition of the share options by assignment

Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii) Reason and conditions for acquisition of the share options

To be determined in accordance with the above “(7) Reason and conditions for acquisition of the Share Options”

(23)                          Fractional share delivered upon exercise of the Share Options

Fractional share delivered upon exercise of the Share Options shall be discarded.

(24)                          Date of Allotment

June 21, 2012 (Thursday)

Article 2 (Special Provisions for Exercise of Option)

5.              Notwithstanding the provisions of paragraph (8) of Article 1, the Subscriber shall not assign, or place the security right on, the Share Options.

6.              If the Subscriber falls under any of the situations stated below, the Subscriber and its successor shall not exercise the Share Options.

(6)                                 A petition is filed by third party against the Subscriber for the attachment, provisional attachment, provisional disposition or auction or the commencement of procedures of bankruptcy or civil rehabilitation.

(7)                                 A petition is filed by the Subscriber itself for the commencement of procedures of bankruptcy or civil rehabilitation

(8)                                 There are other reasons that objectively show a significant worsening financial status of the Subscriber.

(9)                                 The Subscriber is sentenced to imprisonment without work or a heavier punishment.

(10)                          The Subscriber who is an employee of the Company or its subsidiary is punished under the office rules of the Company or its subsidiary, including disciplinary dismissal and retirement under instruction.

7.              The Company shall deliver the shares against exercise of option by the Subscriber, including issuing new shares or transferring or assigning existing shares, without violation of the requirements for offering of the Share Options.

Article 3 (Manner of Exercising the Option)

5.              The Subscriber must satisfy all of the requirements stated below to exercise the Share Options.

(1) Presentation to the Company of the application (claim) for exercise of the share options and other documents in forms given by the Company

(2) Transfer of the amount paid to the bank account designated by the Company

(3) Other conditions required by the Company

6.              If the tax exemption measures under Article 29-2 of the Act on Special Measures concerning Taxation are not applied to the exercise of the Share Options, the Company shall pay the amount equal to the withholding income tax imposed on the economic profit from the acquisition of shares by exercising the Share Options together with the amount paid under the paragraph 1.

Article 4 (Manner of Expressing Intention and Giving a Notice)

6.              The Company shall express its intention or give a notice to the Subscriber by sending documents either by mail to the address of the Subscriber recorded in the Share Option Registry or by sending an e-mail to the address preliminarily notified by the Subscriber to the Company.

7.              Any change in any one of the following items must be notified by the Subscriber to the Company.

(4)                                 Name of the Subscriber

(5)                                 Address of the Subscriber

(6)                                 E-mail address for the purpose of the preceding paragraph

8.              If the Subscriber fails to notify as set forth in the preceding paragraph, the address recorded in the Share Option Registry shall be considered as the current address of the Share Option Holder.

9.              The notice set forth in the paragraph 1 shall be deemed to have arrived at the time when it would have ordinarily arrived.

10.       Provisions of the preceding paragraphs shall be applied to the resignation due to expiry of term of office, retirement by age limit or termination of employment by a company’s reason as provided in Article 1(6)(i) and other cases justified by the board of directors.

Article 5 (Abandonment of Claim for Damages)

The Subscriber shall not hold the Company, its director or any other parties to whom the Company entrusted the business transactions liable for covering losses, adding profits, compensating damages or assuming any other responsibilities in connection with this Agreement irrespective of reasons.

Article 6 (Right to Establish Bylaws)

4.              The Company may establish, amend or abolish the “Bylaws to Agreement for Share Options Allotment” (hereinafter referred to as the “Bylaws”) to provide for the rules regarding the enforcement of this Agreement.

5.              The Company must promptly notify the Subscriber of the Bylaws which may be established, amended or abolished under the preceding paragraph.

6.              The Subscriber may request the Company to allow access to the Bylaws during its business hours and may copy the same at the Subscriber’s cost.

Article 7 (Amendment to Agreement)

4.              If any provision hereof proves to be incompliant with any provision of the Income Tax Act, Corporation Tax Act or other tax laws or becomes incompliant with the same due to revisions after execution of this Agreement, the Company may amend or abolish such provision by giving a notice to the Subscriber. This rule shall be applied if any provision hereof proves to be or becomes incompliant with the Companies Act, Financial Instruments and Exchange Act or other relevant laws.

5.              In addition to the preceding paragraph, the Company may make a proposal to the Subscriber to amend this Agreement if deemed necessary.

6.              If the Subscriber does not lodge any objection with the Company in writing stating due reasons within three (3) weeks after the proposal under the preceding paragraph, this Agreement shall be deemed to have been automatically amended as proposed by the Company.

Article 8 (Taxation Process)

The Subscriber shall pay at his cost and responsibility the income tax and any other taxes and dues imposed as a result of the subscription and exercise of the Share Options and the sale of the Company’s shares acquired upon exercise thereof.

Article 9 (Handling of Issues Not Specified)

Handling of issues not specified in this Agreement or the Bylaws shall be faithfully negotiated by the Company and the Subscriber and, if the Subscriber does not agree to negotiate or no agreement is reached between both parties after negotiation, shall be determined by the Company.

Article 10 (Jurisdiction)

The Company and the Subscriber agree that any dispute hereunder shall be submitted to the Tokyo District Court which has the exclusive jurisdiction for the first trial.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in one (1) copy with their respective names and seals and the Company and the Subscriber shall retain the original and the duplicate copy, respectively.

June 21, 2012

Company:	UBIC, Inc.
/s/ Masahiro Morimoto
Masahiro Morimoto, President and Representative Director
2-12-23, Kounan, Minato Ward, Tokyo

Subscriber:	(Address)
(Name)

(Appendix)

Subscribers and number of the Share Options subscribed for

1. Directors of the Company

(i) Makoto Funahashi	1,000 shares (100 options)
(ii) Hirooki Kirisawa	1,000 shares (100 options)

2. Auditors of the Company

(i) Kunihiro Sudo	1,000 shares (100 options)
(ii) Takaharu Yasumoto	1,000 shares (100 options)

3. Employees of the Company

(i) Daisuke Okada	1,000 shares (100 options)
(ii) Naoya Murakami	1,000 shares (100 options)
(iii) Yuki Koyama	500 shares (50 options)
(iv) Kensaku Shinozakura	500 shares (50 options)
(v) Yoko Motojima	200 shares (20 options)

4. Director of the Company’s subsidiary

Keisuke Furuno	1,000 shares (100 options)

5. Employees of the Company’s subsidiary

(i) San Sengupta	1,000 shares (100 options)
(ii) Sunil Mudunuri	1,000 shares (100 options)
(iii) Paul Starrett	1,000 shares (100 options)
(iv) Deepali Agarwal	200 shares (20 options)
(v) Forrest Lee	200 shares (20 options)
(vi) Yongmin Cho	1,000 shares (100 options)

6. Suppliers to the Company

(i) Akira Suzuki	1,000 shares (100 options)
(ii) Katsuaki Takiguchi	500 shares (50 options)
(iii) Kenzou Takai	500 shares (50 options)
(iv) Hajime Shirasaka	1,000 shares (100 options)
(v) Mukesh Advani	200 shares (20 options)
(vi) John Bace	200 shares (20 options)

Twenty-two (22) persons for 16,000 shares (1,600 options) in total

Exhibit 10.7

For a new contract

Agreement for Banking Transactions

UBIC, Inc. (hereinafter referred to as the “Client”) and Bank of Tokyo-Mitsubishi (hereinafter referred to as the “Bank”) have agreed to the following terms and conditions with respect to the transactions between them.

Article 1 (Scope of Application)

1.              The Client and the Bank shall apply this Agreement to the loan on bill, bill discount, loan on deed, overdraft, acceptance and guarantee (including request of guarantee), foreign exchange, financial and derivative transactions and guarantee transaction between the Client and the Bank and any other transactions that the Client owes debts to the Bank.

2.              This Agreement shall be also applied when the Bank acquires through a transaction with third party a bill drawn, endorsed, accepted, accepted for honor or guaranteed by the Client, provided that the provisions of Article 2, Article 6, paragraph 4 of Article 10 and Article 14 shall not be applied.

3.              In case of conflict between a provision of this Agreement and other agreements separately made between the Client and the Bank, the latter shall take precedence to the former.

Article 2 (Bill and Loan Obligation)

If the Client borrows a loan on bill from the Bank, the Bank may demand a repayment either through the bill or by virtue of the loan receivable.

Article 3 (Interest and Delinquency Charge)

1.              In case of financial situation change and other due reason, either party may request a revision of the rates of interest, discount charge, guarantee charge and commission (hereinafter referred to as the “Interest”) and rebate thereof and the timing and manner of payment thereof agreed upon by the Client and the Bank to an extent generally acceptable.

2.              If the status for the protection of account receivables of the Bank changes due to a change in the Client’s financial status and an increase or decrease in the value of security, the preceding paragraph shall be applied for revision of the rate of Interest.

3.              Preceding two paragraphs shall not be applied to the transactions for which the fixed interest rate is separately agreed in writing.

4.              If the Client fails to fulfill its debts to the Bank, the Client shall pay the delinquency charge at 14% per annum on the amount payable and due, provided that the delinquency charge shall not be applied to the interest, discount charge and the guarantee charge. In this case, the delinquency charge shall be calculated on a prorated daily basis on 365 days a year.

Article 4 (Security)

1.              If requested by the Bank stating a reasonable period due to decrease in the value of security, credit uncertainty of the Client or its guarantor or any other situation which reasonably requires the preservation of account receivables of the Bank from the Client, the Client shall immediately provide the Bank with the security or additional security accepted by the Bank or furnish or add a guarantor.

2.              If the Client fails to fulfill its debts to the Bank, the latter may collect or dispose of the security in accordance with legal procedures and generally acceptable manner, timing, price, etc. in order to appropriate the proceeds less relevant expenses to the repayment of the Client’s debts irrespective of legal priorities and, after that, outstanding debts, if any, shall be immediately repaid by the Client. Surplus of such proceeds, if any, after appropriation to the repayment of the Client’s debts shall be refunded by the Bank to the party entitled thereto.

3.              It is agreed that, if the Client fails to fulfill its debts to the Bank, the latter may collect or dispose of the personal property, bill and other negotiable securities of the Client in the possession of the Bank and that this process shall be governed mutatis mutandis by the preceding paragraph.

4.              The security under this Article shall include the legal security right, including retention right and lien.

Article 5 (Loss of Benefit of Term)

1.              If any one of the situations set forth below is applied to the Client, it shall duly lose the benefit of term for its all debts to the Bank and shall immediately repay the same without notice or reminder of the Bank.

(i)             A petition is filed for the suspension of payment, the bankruptcy, or the commencement of civil rehabilitation proceedings, corporate reorganization proceedings, corporate arrangement or special liquidation.

(ii)          Transactions with clearing houses are suspended.

(iii)       An order or notice is dispatched for the provisional seizure, preservative seizure or attachment of the deposit or other receivables of the Client or its guarantor with or from the Bank.

Regarding the attachment or similar proceedings of the account receivables of the guarantor from the Bank, if the Bank intends to approve the benefit of term as usual subject to a prompt written notice from the Client that the security accepted by the Bank will be provided, the Bank shall notify the Client in writing to that effect, provided that this shall not impair the effectiveness of acts already done by the Bank in accordance with the loss of benefit of term.

(iv)      The Client is missing and a notice of the Bank addressed to the Client is not delivered to the registered address.

2.              If any one of the situations set forth below is applied to the Client, it shall lose the benefit of term for its all debts to the Bank and shall immediately repay the same upon request of the Bank.

If the Bank intends to approve the benefit of term as usual subject to a prompt written notice from the Client that it will pay the debts to the Bank in full without fail upon request of the Bank, the Bank shall notify the Client in writing to that effect, provided that this shall not impair the effectiveness of acts already done by the Bank in accordance with the loss of benefit of term.

(i)             The Client delays in fulfillment of any part of the debts to the Bank.

(ii)          Procedures for attachment or auction commence for the subject matter of the security.

(iii)       The Client breaches the Agreement with the Bank; or a report or documents presented to the Bank showing financial status under Article 12 is materially misrepresented; or other similar situations take place.

(iv)      Any one of the situations set forth in the paragraphs 1 and 2 of this Article is applied to the guarantor of the Client to the Bank.

(v)         There is a situation similar to each item above which reasonably requires the protection of the account receivables.

3.              In the preceding paragraph, if the request arrives late or is not delivered due to a reason attributable to the Client, including a failure to notify a change of address or a failure to receive the request of the Bank, the Client shall be deemed to have lost the benefit of term when the request would ordinarily have arrived.

Article 6 (Repurchase of Discount Bill)

1.              If the Client’s bill is discounted by the Bank and any one of the situations set forth in each item of paragraph 1 of the preceding Article is applied to the Client, it shall duly assume a repurchase liability in the amount shown on a bill and shall make an immediate repayment for all bills without notice or reminder of the Bank. If the primary debtor of a bill fails to pay when due or if any one of the situations set forth in each item of paragraph 1 of the preceding Article is applied to such primary debtor of a bill, the Client shall take the same procedures for a bill of which such primary debtor is the primary debtor.

2.              Besides the preceding paragraph, if there is a due reason which requires the protection of the account receivables of the Bank with respect to a discount bill, the Client shall assume a repurchase liability in the amount shown on the bill and shall make an immediate repayment upon request of the Bank. If the request arrives late or is not delivered due to a reason attributable to the Client, including a failure to notify a change of address or a failure to receive the request of the Bank, the Client shall be deemed to have assumed the repurchase liability when the request would ordinarily have arrived.

3.              The Bank may exercise any and all rights as a bill holder until the Client fulfills its debts in accordance with the preceding two (2) paragraphs.

Article 7 (Set-off and Appropriation to Repayment)

1.              When the Client must fulfill its debts to the Bank due to arrival of due date, loss of benefit of term, assumption of repurchase liability, assumption of liability for compensation or any other reason, the Bank may set off at any time such debts against the Client’s deposit or other receivables with or from the Bank irrespective of when such receivables are due.

2.              In a situation where the Bank can set off under the preceding paragraph, it may omit the prior notice and prescribed procedures and may receive a refund of the deposit money in place of the Client in order to appropriate the same to the repayment of the Client’s debts. In this case, the Bank shall notify the Client of the result of appropriation.

3.              When the Bank sets off or appropriates to the repayment under the preceding two (2) paragraphs, the interest on receivables/debts, discount charge, settlement money, delinquency charge, etc. shall be calculated up to the date when the Bank effects calculation. Also, the interest rate, charge or the like shall be determined by the Bank unless otherwise agreed upon by the Client and the Bank. For the foreign exchange rate, the rate as of when the Bank effects calculation shall be applied.

4.              The Client may set off its deposit or other receivables with or from the Bank which are due against its debts to the Bank even if such debts are not yet due, except the following cases. The Client may set off a discount bill before maturity by assuming the repurchase liability in amount shown on a bill.

(i)             The Bank sets off the repurchase liability for a discount bill being reassigned to others.

(ii)          Repayment and set-off are legally restricted.

(iii)       Setoff is against the agreement between the Client and the Bank for repayment before maturity.

5.              Under the preceding paragraph, the Client may set off by giving a written notice and shall immediately provide the Bank with a passbook or certificate of the relevant deposit or other receivables.

6.              When the Client sets off, the interest on receivables/debts, discount charge, settlement money, delinquency charge, etc. shall be calculated up to the date when the notice of set-off arrives and the interest rate, charge or the like shall be agreed upon by the Client and the Bank. For the foreign exchange rate, the rate as of when the Bank effects calculation shall be applied. In these cases, any rule for the charge which may be separately provided for, including the prepayment charge for the repayment before maturity shall be complied with.

Article 8 (Presentation and Delivery of Bill)

1.              In a situation where there is a bill for the debt of the Client to the Bank, if the Bank intends to set off or appropriate to repayment in accordance with Article 7 without claim on a bill, it shall return the bill later on, provided that the Bank may collect a bill before maturity.

2.              If a bill must be returned by the Bank to the Client at the time of set-off or repayment under Article 7 and the Bank notifies to that effect, the Client shall visit the Bank to receive the bill without delay.

3.              When the Bank intends to set off or appropriate to repayment in accordance with Article 7 with claim on a bill, it shall not be required to present or deliver the bill only for the following cases. Receipt of a bill shall be governed mutatis mutandis by the preceding paragraph.

(i)             Location of the Client is unknown to the Bank.

(ii)          The Client appoints the Bank as the place of payment for a bill.

(iii)       Service of a bill is considered to be difficult for acts of the God, disaster or other similar reasons not attributable to the Bank.

(iv)      Presentation or delivery of a bill to be presented should be inevitably omitted due to collection or any other reason.

4.              If there still is an outstanding debt of the Client to the Bank which must be fulfilled immediately after set-off or appropriation to repayment under Article 7 and there is a debtor of the bill other than the Client, the Bank may retain, collect or dispose of the bill to appropriate to repayment of debts.

Article 9 (Designation for Appropriation)

1.              If the set-off or appropriation to repayment under Article 7 is insufficient to cancel the Client’s debts to the Bank in full, either party may designate appropriation in the manner and priorities considered suitable.

Also, if the repayment by the Client is insufficient to cancel its debts to the Bank in full, the Client may designate appropriation as stated above.

In this case, if either party fails to designate, the other party may designate the appropriation as stated above.

2.              When the Bank designates the appropriation as provided in the preceding paragraph, the Client shall not lodge objection against such appropriation.

3.              If the set-off and designation of appropriation by the Client may impair the protection of account receivables of the Bank, the Bank may make appropriation in the manner and priorities designated by itself taking into account the existence or weight of security or guarantee, difficulty of disposition, longevity of term of repayment and possibility of settlement of discount bill by lodging an objection without delay. In this case, the Bank shall notify the Client of the result of appropriation.

4.              In case of appropriation by the Bank under the preceding three (3) paragraphs, it may designate the manner and priorities as if the Client’s undue debts became due and as if the Client bears the repurchase liability for undue discount bill or the prior liability for compensation for approval of payment were assumed by the Client.

Article 10 (Risk of Loss and Exemptions)

1.              If a bill drawn, endorsed, accepted, accepted for honor or guaranteed by the Client or a deed presented by the Client to the Bank is missing, lost, destroyed or delivered late due to acts of the God, disaster, transportation accident or other inevitable situations, the Client shall repay its debts in accordance with the books, slips or other records of the Bank and shall immediately provide the replacement bill or deed if requested by the Bank. The above provision shall be applied to the security provided by the Client.

2.              Any damage incurred in the preceding paragraph shall be borne by the Client except a case attributable to the Bank.

3.              If any right on bill does not come into effect due to failure to fulfill requirement for the bill or a statement that invalidates the bill or if any right on bill is extinguished due to defect in procedures to protect the right, the business debts for the bill shall not be affected.

4.              When the Bank does transactions after having checked the seal impression on a bill or deed with the seal registered by the Client with reasonable caution and identified the Client, the Client shall bear any damage which may be caused by any forgery, falsification, fraudulent use or any other fraud of a bill, deed or seal and shall assume liability according to the statement in the bill or deed.

5.              The Client shall bear any expenses required for the exercise or protection of the right of the Bank against the Client or for the collection or disposition of the security and any expenses required for cooperation rendered by the Bank according to the request of the Client for protection of the Client’s right.

Article 11 (Change of Registered Information)

1.              Any change in the seal, corporate name, trade name, representative, address or any other information registered with the Bank shall be immediately notified by the Client to the Bank in writing.

2.              Any notice or document given or sent by the Bank which may arrive late or may not be delivered due to failure of the Client to notify in accordance with the preceding paragraph or failure of the Client to receive the request from the Bank or any other reason attributable to the Client shall be deemed to have arrived when it would have ordinarily arrived.

Article 12 (Report and Investigation)

1.              The Client shall provide the Bank periodically with copies of the balance sheet, profit and loss statement or other documents showing the financial status of the Client.

2.              The Client shall report and provide facility without delay if requested by the Bank to investigate the assets, management, business performance and the like of the Client.

3.              Actual or possible material change in the assets, management, business performance of the Client shall be reported to the Bank without delay.

Article 13 (Applicable Branch)

The Client and the Bank agree that the provisions of this Agreement shall be commonly applied to the transactions between the Client and the head office/branches of the Bank.

Article 14 (Governing Law and Jurisdiction)

1.              The Client and the Bank agree that this Agreement and transactions thereunder shall be governed by the laws of Japan.

2.              The Client and the Bank agree that any lawsuit which may be raised for transactions in accordance with this Agreement shall be submitted to a competent court having jurisdiction over the location where the head office or Shinagawa-Ekimae Branch of the Bank is located.

Article 15 (Termination of Agreement)

If either of the Client or the Bank notifies the other party in writing of termination after the account receivables of the Bank from the Client is extinguished due to repayment or other reason, this Agreement shall become void when one (1) month expires after receipt by the other party.

November 25, 2005

Client:

Name:	UBIC, Inc.
/s/ Masahiro Morimoto
Masahiro Morimoto, President and Representative Director
Address: 2-4-7, Kounan, Minato Ward, Tokyo

Bank: Bank of Tokyo-Mitsubishi, Shinagawa-Ekimae Branch
/s/ Tadashi Yano
Tadashi Yano, Branch Manager
Taiyo Seimei Shinagawa Building, 2-16-2, Kounan, Minato Ward, Tokyo

Exhibit 10.8

Master Agreement for Mutual Monetary Payments

This Master Agreement, made and entered into as of the date last below written, by and between UBIC Inc. (hereinafter referred to as “UBIC”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter referred to as the “Bank”) for transactions consisting of mutual monetary payments and receipts (hereinafter referred to as “Mutual Monetary Payments”) following the acknowledgement and confirmation of the banking transaction agreement separately reached between the parties,

WITNESSETH:

Article 1 (Banking Transaction Agreement, Master Agreement, Subsidiary Agreement, and Transaction Confirmation)

1. The parties shall execute relating to mutual monetary payments between the parties a transaction agreement for mutual monetary payments (hereinafter referred to as “Transaction Agreement”) on the basis of this Master Agreement and various subsidiary agreements separately entered into between the parties relating to mutual monetary payments (hereinafter referred to as “Subsidiary Agreement”), and promptly prepare, and affix their respective seals to, or sign, a document in duplicate that describes transaction terms applicable to the Transaction Agreement (hereinafter referred to as “Transaction Confirmation”), each party holding one copy. This Master Agreement, the Subsidiary Agreement and each Transaction Confirmation together shall constitute one agreement (hereinafter this Master Agreement and the Subsidiary Agreement shall collectively be referred to as “this Agreement”). Even before the Transaction Confirmation is prepared, the Transaction Agreement shall be deemed to have been entered into upon a verbal agreement being reached between the parties.

2. Except as otherwise agreed between the parties, for the purpose of this Agreement a mutual monetary payment shall mean the transaction set forth in the Subsidiary Agreement and the transaction agreement set forth in Paragraph 1 of Article 2 hereof, regardless of whether such transaction or agreement is expressly stated in the Transaction Confirmation as being subject to this Agreement and including the case where it is stated as being subject to any other agreement.

3. If there should exist any conflict between the Banking Transaction Agreement, this Master Agreement, the Subsidiary Agreement and each Transaction Confirmation, the provisions of this Master Agreement shall prevail over the provisions of the Banking Transaction Agreement, the provisions of the Subsidiary Agreement shall prevail over the provisions of this Master Agreement, and the provisions of the Transaction Confirmation shall prevail over the provisions of the Subsidiary Agreement. If subsequent to the execution of the Subsidiary Agreement another Subsidiary Agreement of a new version is entered into, a new Transaction Agreement to be executed shall be governed by the Subsidiary Agreement of the latest execution date. Except as otherwise agreed in writing, the Subsidiary Agreement executed in a new version shall not deemed to cause the Subsidiary Agreement that governs Transaction Agreements entered into at earlier dates to be modified.

4. Except as otherwise agreed between the parties, this Master Agreement shall apply to any and all transaction agreements executed between the parties regardless of whether they are executed before or after the execution of this Master Agreement.

Article 2 (Treatment of the Existing Transaction Agreements)

1. If there exist any transaction agreements entered into between the parties prior to the execution of this Master Agreement (hereinafter the documents setting forth transaction and other terms for such existing transaction agreements shall be referred to as the “Old Transaction Confirmations”), unless otherwise agreed between the parties, this Master Agreement shall also apply to such transaction agreements, which shall not be governed any longer by the master agreement on which they were dependent; provided, however, that transaction agreements that are based on any “master agreement for mutual monetary payments” (master derivatives transaction agreement) (hereinafter referred to as the “Old Master Agreement”) shall be subject to the subsidiary agreements that are based on the Old Master Agreement (hereinafter referred to as the “Old Subsidiary Agreement”). Regardless of whether they are written in English or Japanese, the already executed transaction agreements referred to above shall not be limited to transactions contracted pursuant to a “master agreement for mutual monetary payments,” a “master agreement for mutual monetary payments (master derivatives transaction agreement)” or a “master agreement for non-deliverable forward foreign exchange contracts” if there are any so-named agreements, nor to forward exchange option transactions (currency option transactions) contracted pursuant to a “forward exchange transaction agreement” or a “foreign exchange transaction agreement,” and include transactions based on other master agreements and individual agreements.

2. In the case under the foregoing Paragraph, this Master Agreement and each Old Transaction Confirmation shall together constitute one agreement. If any conflicts exist between the Banking Transaction Agreement, this Master Agreement and the Old Transaction Confirmation, the provisions of this Master Agreement shall prevail over the provisions of the Banking Transaction Agreement, and the provisions of the Old Transaction Confirmation shall prevail over the provisions of this Master Agreement; provided, however, that as set forth in the proviso of the foregoing Paragraph, in a case where the Old Subsidiary Agreement applies, this Master Agreement, the Old Subsidiary Agreement and each Old Transaction Confirmation shall together constitute one agreement, and the provisions of the Old Subsidiary Agreement shall prevail over the relevant provisions of this Master Agreement, and the provisions of the Old Transaction Confirmation shall prevail over the relevant provisions of the Old Subsidiary Agreement.

3. In the case under Paragraph 1 of this Article a Transaction Agreement shall continue to be identical with the existing transaction agreement, not modifying or changing the components of the agreement (the method for paying or receiving money, benchmark interest rates, etc.).

Article 3 (Payments and Receipts)

1. The parties shall pay or receive money in accordance with this Agreement and each Transaction Confirmation.

2. If in a case of mutual monetary payments to be made under the same Transaction Confirmation each of the two parties owes to the other party payment obligations that are payable on the same day and in the same currency, then the party shall deduct from its account payable to the other party an amount receivable from such other party and pay or receive what remains as the balance.

3. All payments to be made under this Article shall be made without deducting or withholding taxes. If either party is required to deduct or withhold any taxes from any payment, the party shall deduct or withhold such taxes, and increase the actual payment amount so that the other party may receive an amount which it should were it not for such deduction or withholding.

4. Unless otherwise provided in the Transaction Confirmation if a payment in yen to be made by a party involves fractions of a yen, then fractions less than a yen shall be rounded down for each transaction, and if a payment in a foreign currency involves any fractions of the smallest unit of such currency, fractions less than the smallest unit shall be rounded for each transaction. The “smallest unit of currency” as referred to here means the smallest unit of a currency that has mandatory circulating power.

5. Unless otherwise provided in the Transaction Confirmation the payment of a payable amount in a case where the payable amount of interest turns negative and causes the calculated payable amount to be negative shall mean that the payer of the payable amount will receive from the other party an amount equivalent to the absolute value of such payable amount.

6. If a party (“defaulting party”) fails to pay the whole or a part of its payment obligations payable to the other party (“non-defaulting party”) under a Transaction Agreement governed by this Agreement, the non-defaulting party may deduct the unpaid amount of the defaulting party’s payment obligations from its undue payment obligations owed to the defaulting party upon their maturity. If both parties’ payment obligations are denominated in different currencies such deduction shall be made as converted at the exchange rate between the two currencies quoted by the person designated by the non-defaulting party (including the “Bank”) for the time and date indicated by the non-defaulting party.

7. UBIC’s payment to the Bank under this Agreement and each Transaction Confirmation shall be processed on the payment date by the method set forth in the document separately submitted by UBIC to the Bank in connection with the transactions conducted under this Agreement (hereinafter referred to as the “Transfer Request”). In a case where there exists an “automatic transfer request/receiving method instruction” or a “bank account transfer request” designed for mutual monetary payments which were submitted by UBIC to the Bank prior to the date of execution of this Master Agreement (the two requests being hereinafter referred to as the “Old Transfer Request”), UBIC’s payment to be made to the Bank before the submission of the Transfer Request shall continue to be processed by the method set forth in the Old Transfer Request even after the date of execution of this Master Agreement (in this case, if the Old Transfer Request indicates “the master agreement for mutual monetary payments” entered into between the parties as of a date earlier than the date of execution of this Master Agreement as an instrument to be depended upon by such Old Transfer Request, then the old “master agreement for mutual monetary payments” shall be deemed to be replaced with this Master Agreement), and after the submission of the Transfer Request, UBIC’s payment shall be processed by the method set forth in the Transfer Request on and after the date of such submission; provided, however, that payments relative to currency option transactions may be processed by the method set forth in the document separately submitted by UBIC to the Bank relative to foreign exchange transactions.

8. The Bank’s payments to UBIC under this Agreement and each Transaction Confirmation shall be made on the payment date by the Bank’s transfer to the bank account in the name of UBIC designated in advance by UBIC (hereinafter referred to as the “Designated Deposit Account”) using the Transfer Request or other means. If the Bank cannot make payment to the indicated bank account because the account is closed or does not accept the currency used for the payment, the Bank shall either make payment at UBIC’s another deposit account or withhold the payment and designate a new payment method to UBIC. In this case the Bank shall not be held liable for a delayed payment for the reason described in this Paragraph.

9. If in making payment under Paragraph 7 of this Article the balance amount kept in the Designated Deposit Account on the payment date falls short of the amount required for payment, the Bank may make the payment at a later date pursuant to Paragraph 7 of this Article when the balance will fully cover the payment amount, or pay a part of the payable amount at a date later than the designated payment date, pursuant to Paragraph 7 of this Article.

10. If the Bank faces any technical trouble in making payment under Paragraphs 7, 8 and 9 of this Article, UBIC and the Bank shall cooperate with each other in removing such trouble changing the payment of method whenever appropriate.

Article 4 (Premium)

The Parties hereby acknowledge that in a case where a party pays the other party the premium payable under a Transaction Agreement governed by this Agreement at the rate and by the method determined by the Bank, the paying party shall not require the other party to refund the paid amount unless such other party agrees to the refund in writing. If a party fails to pay the other party by the payment date the premium determined in advance, such other party may terminate the Transaction Agreement.

Article 5 (Determination of Yen Amount in a Case of Delayed Payment)

1. In a case where a party (“paying party”) fails to pay the other party (“receiving party”) an amount payable under this Agreement and the related Transaction Agreement by 3 p.m. Tokyo time on the payment date, and the amount payable on such payment date pursuant to the Transaction Agreement is denominated in a foreign currency, then, unless otherwise provided in the Transaction Agreement, the receiving party may, at any time after such payment date, convert such unpaid amount denominated in a foreign currency into Japanese yen. In this case, the paying party shall pay the unpaid amount as converted into Japanese yen at the foreign exchange rate quoted at the time and the date by the person (including the Bank) designated by the receiving party.

2. In the case under the foregoing Paragraph the provisions under Paragraphs 2 through 10 of Article 3 hereof shall be applied mutatis mutandis to the payment of the yen-converted amount.

Article 6 (Termination)

1. Neither party may terminate any Transaction Agreement governed by this Agreement if such termination falls under Article 4, Paragraph 2 or 3 of this Article or Article 10, or unless otherwise agreed in writing in advance by the parties. Either party may, however, terminate a Transaction Agreement governed by this Agreement, in a case, and only in a case where the party notifies the other party of its intent to terminate this Agreement and has the other party agree to the termination including relative to the terms of termination such as payment of expenses, fees, damages and the like that may result from the termination. In this case, the parties shall prepare, and affix their respective names and seals to, a document in duplicate that confirms the termination as agreed by both parties, each party holding one copy.

2. If any of the events specified in Items of Paragraph 1 of Article 5 of the Banking Transaction Agreement occurs to a party, all the Transaction Agreements that are governed by this Master Agreement shall be deemed to have automatically been terminated without notice from the other party.

3. If any of the events specified in Items of Paragraph 2 of Article 5 of the Banking Transaction Agreement (exclusive, however, of Item 5 with respect to the Bank) occurs to a party, the other party may request that any affected Transaction Agreement governed by this Master Agreement be terminated wholly or partially.

4. The party to which any of the events set forth in Paragraph 2 or 3 of this Article occurs shall hereinafter be referred to as the Defaulting Party, and the party that may terminate any Transaction Agreement governed by this Master Agreement, the Terminating Party.

Article 7 (Payment and Calculation of Damages Resulting from Termination of Transaction Agreement)

1. Unless otherwise agreed in advance in writing, the expenses and fees resulting from the cancellation of any transaction under Article 6 hereof as well as damages suffered by the Terminating Party shall entirely be borne by the Defaulting Party, who shall pay for such expenses, fees and damages immediately except where the Terminating Party reasonably sets the payment date separately (in which case such payment date shall be referred to as the “Fund Delivery Date”).

2. The expenses, fees and damages referred to in the foregoing Paragraph shall be calculated for each Transaction Agreement using the method chosen by the Terminating Party from among the methods given below for each Transaction Agreement. In the cases under Paragraph 1 of Article 6 and Article 10 hereof the Bank shall be deemed to be the Terminating Party.

(1) All the expenses, fees and damages that shall be incurred in an assumed case where the Terminating Party terminates a Transaction Agreement and enters into or is assumed to enter into a substitute agreement with the market participant chosen by the Terminating Party for the remaining period of such cancelled agreement that should have continued to exist were it not for the termination. In this case, the expenses, fees and damages shall be calculated using the method chosen by the Terminating Party.

(2) The expenses calculated from the amount obtained by arithmetically averaging the amounts of fees, exclusive of their maximum and minimum values, that were presented by the market participants referred to below, as well as the expenses incurred in the calculations, on the assumption that the Terminating Party will terminate the relevant Transaction Agreement and, following the payment of a certain amount of fee, will enter into a substitute agreement with three or more market participants chosen by the Terminating Party for the remaining period of the terminated Transaction Agreement that should have continued to exist were it not for the termination. If two or more market participants present the same maximum or minimum value, the amounts of fees shall be arithmetically averaged by excluding only one of the maximum and/or minimum values.

(3) Any and all expenses (including those resulting from hedging and other transactions conducted by the Terminating Party relative to the relevant transaction), fees and damages that are reasonably determined by the Terminating Party to have been incurred by the

Terminating Party because of the termination of the relevant Transaction Agreement.

3. If in the case of termination under Paragraph 2 of Article 6 the Terminating Party immediately did not know the fact that fits into the relevant cause, or required a considerable length of time to verify or determine that the fact fits into the cause, or required a considerable length of time to complete the termination procedure after knowing the fact or verifying or determining that the fact fits into the cause, or any other reasonable reason exists, then for calculations under Paragraph 2 of this Article the Terminating Party may determine the day for actually calculating damages or surplus resulting from the termination (hereinafter referred to as the “Termination Calculation Day”) to be the day the Terminating Party reasonably designates after the date of termination.

4. If in a case of termination under Paragraph 3 of Article 6 or Article 10 hereof the Terminating Party immediately did not know the fact that the notice by the Terminating Party had reached the Defaulting Party or required a considerable length of time to complete the termination procedure after learning that the notice by the Termination had reached the Defaulting Party, or any other compelling reason exists, for calculations under Paragraph 2 of this Article the Terminating Party may determine the Termination Calculation Day to be the day it reasonably designates after the date of termination.

5. If the expenses, fees or damages under Paragraph 2 of this Article are calculated in a currency other than Japanese yen, then they may be converted into yen amounts by the Terminating Party at the foreign exchange rate quoted by the bank designated by the Terminating Party (including the Bank if it is the Terminating Party) at the time of their calculation or recognition.

6. If the amounts calculated under Paragraph 2 or 5 of this Article turn out to be negative, the Terminating Party shall pay to the Defaulting Party an amount equivalent to their absolute value.

7. If there are two or more Transaction Agreements, and there are both positive and negative amounts as calculated under Paragraph 2 or 5 of this Article, which are in the same currency, then the Defaulting Party or the Terminating Party shall pay the balance between the positive and negative amounts. However, if the amount calculated under Paragraph 2 of this Article is in a foreign currency, the balance between the positive and negative amounts shall first be calculated in the relevant foreign currency and the resulting balance if any shall be converted into Japanese yen under Paragraph 5 of this Article.

8. Except in the cases provided for in this Article, the Terminating Party shall not be held liable for any damages incurred by the Defaulting Party due to the termination of the Transaction Agreement under Article 6 hereof unless otherwise agreed in writing by the Parties.

9. The provisions of Paragraphs 2 through 10 of Article 3 hereof shall apply mutatis mutandis to this Article. In a case where Paragraph 3 or 4 of this Article applies, the amount calculated as of the Termination Calculation Date shall be the amount calculated as of the date of termination and the Parties shall settle the resulting balance.

Article 8 (Delinquency Charges, etc.)

1. If in a case where a party (“delinquent party”) delays in paying the other party (“non-delinquent party”) an amount payable under this Agreement and the relevant Transaction Agreement such amount is yen-denominated or has been converted into yen under Article 5 hereof, the delinquent party shall pay delinquency charges calculated by applying the higher of 14% per year or the funding rate of the bank designated by the non-delinquent party (including the Bank if it is the other party) plus 2%, to the amount payable to the non-delinquent party for the period running from the due date to the date of completion of the payment. The delinquency charges shall be calculated on a per diem basis using a 365-day year.

2. If in a case where a party (“delinquent party”) delays in paying the other party (“non-delinquent party”) an amount payable in a foreign currency the relevant Transaction Confirmation “provides otherwise” as referred to in Paragraph 1 of Article 5 hereof or the foreign currency-denominated amount is not converted into Japanese yen at the option of the other party, then the delinquent party shall pay delinquency charges calculated by applying the higher of 14% per year or the funding rate of the bank designated by the non- delinquent party (including the Bank if it is the non-delinquent party) plus 2%, to the amount payable to the non-delinquent party for the period running from the due date to the date of completion of the payment. In this case the delinquency charge shall be calculated on a per diem basis using a 360-day year; however, if the number of days per year customarily used for calculating interest in the relevant currency is 365, the delinquency charge shall be calculated on a per diem basis using a 365-day year. If a part or the whole of the calculation period belongs to a leap year, then the delinquency charge shall be calculated by the formula given below:

Of the calculation period the number of		Of the calculation period the number of actual
actual days that belong to the leap year	+	days that do not belong to the leap year
366		365

3. If in a case where a party (“paying party”) shall pay an amount to the other party (“receiving party”) the paying party delays in payment, the receiving party may withhold its own payment to the paying party. In this case the paying party shall acknowledge that the receiving party will not be held liable for a delayed payment.

4. The payment of delinquency charges under this Article shall be subject to the provisions of Paragraphs 6 through 10 of Article 3 hereof as applied mutatis mutandis.

5. Except as otherwise provided in this Agreement and the relevant Transaction Confirmation the defaulting party shall bear and immediately pay the other party all the expenses, fees and damages resulting from its default.

Article 9 (Offsetting)

A party may offset its receivables or payables created under this Agreement and each Transaction Agreement against its receivables or payables created under other transactions in accordance with terms of agreement under the Banking Transaction Agreement.

Article 10 (Termination or Discussion due to Changed Circumstances)

1. If it becomes impossible for a party to carry out this Agreement or any Transaction Agreement because of the imposition of a withholding tax on its payment to the other party under the relevant Transaction Agreement, restrictions implemented by a foreign exchange and foreign trade law or other law, closure of the international financial market inside or outside the party’s country, enactment, modification or abolition of any applicable laws or regulations, or any other cause not attributable to the party, the affected party may request the other party to discuss modification or termination of, or any other matter relating to, this Agreement. If the parties fail to agree on, or find it impossible to discuss, such issues for a reasonable reason, either party may terminate wholly or partially this Agreement and the Transaction Agreement upon a written notice to the other party.

2. Calculation and payment of, or other matters relating, to expenses, fees and damages to be incurred by the parties in the foregoing case shall be subject to the provisions of Article 7 hereof as applied mutatis mutandis.

Article 11 (No Assignment or Pledge)

Without the prior written approval of the other party neither party may assign to, or pledge in favor of a third party, or otherwise dispose of, its rights or obligations or contractual status created under this Master Agreement and the relevant Transaction Agreement.

Article 12 (Independence of Transactions from Agreement)

The parties hereby acknowledge that: (i) execution of this Master Agreement does not mean that the parties shall automatically make mutual monetary payments; and (ii) in a case where in each Transaction Agreement under this Agreement UBIC requests the Bank to simultaneously perform transactions to make a loan to, receive a deposit from, or purchase bills of exchange drawn on foreign customers from, UBIC, the Bank’s execution of this Agreement and each Transaction Agreement does not automatically mean that the Bank will perform transactions consisting of making a loan, receiving a deposit, or purchasing foreign exchange bills, and the parties acknowledge that such transactions are independent of this Agreement and each Transaction Agreement.

Article 13 (Representations regarding Self-Responsibility)

Each party hereto shall be deemed to have made the following representations to the other party each time it executes a Transaction Agreement with such other party (unless otherwise agreed in writing in the relevant transaction):

1. Each party is acting on its own account as an independent party, and regardless of whether it has any information made available by the other party (whether in writing or orally), will make relevant mutual monetary payments on its own judgment and responsibility.

2. Each party is capable of assessing and understanding the relevant mutual monetary payments (by itself or through experts’ advice) and actually understands the content of such monetary mutual payments, conditions applied and risks involved, and therefore willingly accepts such content, terms and risks.

3. Each party shall make relevant mutual monetary payments after completing necessary internal procedures and verifying and confirming that such payments do not breach or infringe laws, regulations, rules or any contractual restrictions that affect such payments.

Article 14 (Prohibition of Changing Terms)

1. After executing a Transaction Agreement under this Agreement a party shall not change or cancel the currency, amounts, contract prices, settlement dates or any other terms and conditions relating to such Transaction Agreement unless the parties agree to such change or cancellation in writing. The parties hereby acknowledge that a Transaction Agreement shall become valid, before it is made into a written agreement, at the moment when it is entered into orally, including over the phone.

2. The parties hereby acknowledge that after a Transaction Agreement is entered into under this Agreement, once they indicate their intention to exercise options, they shall not cancel such exercise except when the parties otherwise agree in writing.

Article 15 (Discussions)

If there should arise any matters not provided for in this Agreement or the relevant Transaction Confirmation or any ambiguity relating to the interpretation of this Agreement or the relevant Transaction Confirmation the parties shall discuss such matters or interpretation in good faith so as to meet the purpose of this Agreement or the relevant Transaction Agreement.

Article 16 (Governing Laws and Jurisdiction)

The parties hereby agree that this Agreement and the relevant Transaction Agreements shall be governed by the laws of Japan and agree to submit to the jurisdiction of the courts having jurisdiction over the places where the head office or a branch office of the Bank is located.

Article 17 (Expense Sharing)

Expenses incurred by a party in the preparation, execution and performance of this Master Agreement shall be borne by such party unless otherwise provided.

IN WITNESS WHEREOF the parties have prepared an instrument in duplicate and affixed their respective names and seals to the instrument as of the date below, each party holding one copy.

May 27, 2008.

For UBIC:	UBIC, Inc.
Address:	Meisan Takahama building, Seventh floor, 2-12-23, Kounan, Minato Ward, Tokyo 108-0075
/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Representative Director

For the Bank:	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Shinagawa Ekimae Branch
Address:	Taiyo-Seimei Bldg, 16-2 Konan 2-chome, Minato-ku, Tokyo
/s/ Takuya Tanaka
Name:	Takuya Tanaka
Title:	Branch General Manager

Exhibit 10.9

	Branch No	Cust. No.	Transac. No.
Stamp	588	2034628
¥100,000

Loan Agreement

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“Bank”)		May 30, 2008

Address	Meisan Takahama Bldg. 7F, 12-23, Konan 2-chome, Minato-ku
Tokyo 108-0075
Obligor	UBIC, Inc.	sealed
Masahiro Morimoto, Representative Director
Address
Joint surety		sealed
Address
Joint surety		sealed

The Obligor approves the provisions set forth in the Banking Transaction Agreement submitted separately, and hereby enters into this Loan Agreement with the Bank as follows:

Article 1 (Monetary Loan)

The Obligor has received a monetary loan from the Bank pursuant to the following terms and conditions:

1	Amount of loan	Yen 300,000,000	2	Intended use	Working capital	3	Interest rate	% p.a.	Rate of delinquency charge	14% p.a.
	(Put ¥ mark to the amount)						(To be calculated on a per diem basis using a 365-day year)

4	Repayment method	(1) The first and last repayments shall be made as follows:

			First repayment date			First repayment amount	Last repayment date			Last repayment amount
			Year	Mo	Day	Yen	Year	Mo	Day	Yen
			08	06	30	5,000,000	13	05	31	5,000,000

(2) The second repayment onwards (except the last repayment) shall be made as follows:

			Second repayment month			Second repayment amount
			Year	Mo		Yen
			08	07		5,000,000

		(iii)	Repayment period to		Interval	Each repayment amount
			Year	Mo	Every	Yen
			13	04	01 month	5,000,000

		(iv)	Repayment period to		Interval Every	Each repayment amount

			Year	Mo	months	Yen

		(v)	Repayment period to		Interval Every	Each repayment amount
Yen
			Year	Mo	months

1

		(vi)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(vii)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(viii)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(ix)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(x)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(xi)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

(3) Each repayment date in (2) above shall be the last day of the month.

(4) If any of the repayment dates in (1) and (2) above falls on a holiday, the relevant repayment shall be made on:
The business day following such holiday, and if such business day gets into the next month, then the business day that immediately precedes such holiday.

5	Interest payment

(1) The interest payment date shall be June 30, 2008 and thereafter the monthly anniversary of the date set forth in Item (3) above and the last repayment date. Interest shall be paid for the period between the day immediately following the previous interest payment date (the borrowing date for the first interest payment) and the next interest payment date upon the lapse of such period.

(2) If an interest payment date falls on a holiday, then the relevant interest shall be paid pursuant to Item (4) above.

6	Deposit account for repayment	Branch name					Account No.	Account holder Obligor

7	Guarantee provided by a credit guarantee corporation			xxxx Credit Guarantee Corporation		Guarantee No.
No.
Date & Time: 5/26/2008, 13:18:11

							Reviewed	Implemented	Stamp verified

13100 08.05 (10Y)

Article 2 (Partial Early Repayment)

If the Obligor makes a partial early repayment, unless the Obligor specifically requests to continue making early repayments thereafter, the Obligor shall repay pursuant to the schedule set forth in the foregoing Article, thereby advancing the last repayment date accordingly.

Article 3 (Combined Use or Omission of Promissory Notes)

(i)             The Obligor shall issue promissory notes for the loan specified in Article 1 hereof in the amounts and for maturity dates indicated by the Bank, and submit them to the Bank and continue to renew them in the same manner until the last repayment date arrives.

2

(ii)          If the Obligor obtains the Bank’s approval the Obligor may omit the submission to the Bank of promissory notes provided for in the foregoing Paragraph. However, if the Bank so requests in the future, the Obligor shall immediately submit promissory notes to the Bank in compliance with the provision under the foregoing Paragraph.

Article 4 (Withdrawal of Principal and Interest from Deposit Account)

(a)         For payment of the principal to be paid by the Obligor the Bank shall withdraw from the deposit account designated for repayment under Paragraph 6 of Article 1 hereof the payable amount for application to such payment on the promised date of repayment.

(i)             For such withdrawal and application, the Obligor will omit the submission or presentation of checks, the passbook of the ordinary deposit account or of the multiple purpose account and withdrawal request forms notwithstanding the Bank’s current account, ordinary deposit account, or multiple purpose account regulations.

(ii)          If the amount kept at the deposit account designated for repayment falls short of the payable amount on the repayment date, at any time, after the deposit amount reaches the repayment amount after such repayment date, the Bank may take the same procedure as set forth in (i) above.

(b)         The Bank also may withdraw from the same deposit account interest, delinquency charges and other payable charges for the present loan pursuant to the provision under (a) above.

(c)          If the Obligor intends to use any method other than those set forth in (a) and (b) above, the Obligor shall obey the Bank’s instructions.

Article 5 (Payment of Expenses)

The Obligor shall pay all expenses to be incurred in the preparation of this Instrument and the instrument set forth in Article 7 hereof and in the disposal of collateral property, as well as other expenses related to this agreement.

Article 6 (Guaranty)

(i)             The Surety owes guarantee obligations jointly with the Obligor with respect to all of the obligations that the Obligor owes under this agreement, and in fulfilling such obligations, shall comply with the provisions set forth in the Banking Transaction Agreement which the Obligor separately submitted to the Bank, as well as this agreement.

(ii)          The Surety shall not claim to be free from its obligations if the Bank changes or releases collateral or other security for its own reasons.

(iii)       The Surety shall not offset its obligations against its deposit with or other receivables from the Bank.

(iv)      If the Surety fulfills its guarantee obligations hereunder and acquires any rights in subrogation from the Bank, the Surety shall not exercise such rights without the consent of the Bank while transactions continue between the Obligor and the Bank. If so requested by the Bank, the Surety shall assign to the Bank, without charge, its rights or order of priority.

(v)         If the Surety has, or will have, any other guarantee provided to the Bank with respect to the obligations owed by the Obligor to the Bank, unless specifically agreed between the Surety and the Bank, the aggregate guaranteed

3

amount shall be the total of these guarantees, and other guarantees shall not be affected by this guarantee.

Article 7 (Creation of Notarial Deed)

Whenever requested by the Bank the Obligor and the Surety shall immediately take the procedure necessary for creating a notarial deed with an agreement to compulsory execution. Period.

Seal	(Special agreement)

(Ref) Interest shall be calculated by the following formula for both an ordinary year and a leap year:

Principal (MDIC is 100 yen) × number of days × interest rate p.a./365 = Amount of interest (fractions less than one yen rounded down)

(Note: MDIC is short for “minimum denomination on which interest is charged.”)

4

Exhibit 10.10

	Branch No	Cust. No.	Transac. No.
Stamp	588	2034628
¥100,000

Loan Agreement

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“Bank”)		November 30, 2009

Address	Meisan Takahama Bldg. 7F, 12-23, Konan 2-chome, Minato-ku
Tokyo 108-0075
Obligor	UBIC, Inc.	sealed
Masahiro Morimoto, Representative Director
Address
Joint surety		sealed
Address
Joint surety		sealed

The Obligor approves the provisions set forth in the Banking Transaction Agreement submitted separately, and hereby enters into this Loan Agreement with the Bank as follows:

Article 1 (Monetary Loan)

The Obligor has received a monetary loan from the Bank pursuant to the following terms and conditions:

1	Amount of loan	Yen 180,000,000	2	Intended use	Working capital	3	Interest rate	1.430% p.a.	Rate of delinquency charge	14% p.a.
	(Put ¥ mark to the amount)						(To be calculated on a per diem basis using a 365-day year)

4	Repayment method	(1) The first and last repayments shall be made as follows:

			First repayment date			First repayment amount	Last repayment date			Last repayment amount
			Year	Mo	Day	Yen	Year	Mo	Day	Yen
			09	12	31	5,000,000	12	11	30	5,000,000

(2) The second repayment onwards (except the last repayment) shall be made as follows:

			Second repayment month			Second repayment amount
			Year	Mo		Yen
			10	01		5,000,000

		(iii)	Repayment period to		Interval	Each repayment amount
			Year	Mo	Every	Yen
			12	10	01 month	5,000,000

		(iv)	Repayment period to		Interval Every	Each repayment amount

			Year	Mo	months	Yen

		(v)	Repayment period to		Interval Every	Each repayment amount
Yen
			Year	Mo	months

1

		(vi)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(vii)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(viii)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(ix)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(x)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

		(xi)	Repayment period to		Interval Every	Each repayment amount
			Year	Mo	months	Yen

(3) Each repayment date in (2) above shall be the last day of the month.

(4) If any of the repayment dates in (1) and (2) above falls on a holiday, the relevant repayment shall be made on:
The business day following such holiday, and if such business day gets into the next month, then the business day that immediately precedes such holiday.

5	Interest payment

(1) The interest payment date shall be December 31, 2009 and thereafter the monthly anniversary of the date set forth in Item (3) above and the last repayment date. Interest shall be paid for the period between the day immediately following the previous interest payment date (the borrowing date for the first interest payment) and the next interest payment date upon the lapse of such period.

(2) If an interest payment date falls on a holiday, then the relevant interest shall be paid pursuant to Item (4) above.

6	Deposit account for repayment	Branch name Shinagawa Ekimae			Saving		Account No. 2034628	Account holder Obligor

7	Guarantee provided by a credit guarantee corporation			xxxx Credit Guarantee Corporation		Guarantee No.
No. 095-001567833
Date & Time: 11/26/2009, 16:45:55

							Reviewed	Implemented	Stamp verified

13100 09.05 (10Y)

Article 2 (Partial Early Repayment)

If the Obligor makes a partial early repayment, unless the Obligor specifically requests to continue making early repayments thereafter, the Obligor shall repay pursuant to the schedule set forth in the foregoing Article, thereby advancing the last repayment date accordingly.

Article 3 (Combined Use or Omission of Promissory Notes)

(i)

The Obligor shall issue promissory notes for the loan specified in Article 1 hereof in the amounts and for maturity dates indicated by the Bank, and submit them to the Bank and continue to renew them in the same manner until the last repayment date arrives.

2

(ii)

If the Obligor obtains the Bank’s approval the Obligor may omit the submission to the Bank of promissory notes provided for in the foregoing Paragraph. However, if the Bank so requests in the future, the Obligor shall immediately submit promissory notes to the Bank in compliance with the provision under the foregoing Paragraph.

Article 4 (Withdrawal of Principal and Interest from Deposit Account)

(a)

For payment of the principal to be paid by the Obligor the Bank shall withdraw from the deposit account designated for repayment under Paragraph 6 of Article 1 hereof the payable amount for application to such payment on the promised date of repayment.

(i)

For such withdrawal and application, the Obligor will omit the submission or presentation of checks, the passbook of the ordinary deposit account or of the multiple purpose account and withdrawal request forms notwithstanding the Bank’s current account, ordinary deposit account, or multiple purpose account regulations.

(ii)

If the amount kept at the deposit account designated for repayment falls short of the payable amount on the repayment date, at any time, after the deposit amount reaches the repayment amount after such repayment date, the Bank may take the same procedure as set forth in (i) above.

(b)	The Bank also may withdraw from the same deposit account interest, delinquency charges and other payable charges for the present loan pursuant to the provision under (a) above.

(c)	If the Obligor intends to use any method other than those set forth in (a) and (b) above, the Obligor shall obey the Bank’s instructions.

Article 5 (Payment of Expenses)

The Obligor shall pay all expenses to be incurred in the preparation of this Instrument and the instrument set forth in Article 7 hereof and in the disposal of collateral property, as well as other expenses related to this agreement.

Article 6 (Guaranty)

(i)

The Surety owes guarantee obligations jointly with the Obligor with respect to all of the obligations that the Obligor owes under this agreement, and in fulfilling such obligations, shall comply with the provisions set forth in the Banking Transaction Agreement which the Obligor separately submitted to the Bank, as well as this agreement.

(ii)	The Surety shall not claim to be free from its obligations if the Bank changes or releases collateral or other security for its own reasons.

(iii)	The Surety shall not offset its obligations against its deposit with or other receivables from the Bank.

(iv)

If the Surety fulfills its guarantee obligations hereunder and acquires any rights in subrogation from the Bank, the Surety shall not exercise such rights without the consent of the Bank while transactions continue between the Obligor and the Bank. If so requested by the Bank, the Surety shall assign to the Bank, without charge, its rights or order of priority.

(v)

If the Surety has, or will have, any other guarantee provided to the Bank with respect to the obligations owed by the Obligor to the Bank, unless specifically agreed between the Surety and the Bank, the aggregate guaranteed

3

amount shall be the total of these guarantees, and other guarantees shall not be affected by this guarantee.

Article 7 (Creation of Notarial Deed)

Whenever requested by the Bank the Obligor and the Surety shall immediately take the procedure necessary for creating a notarial deed with an agreement to compulsory execution. Period.

Seal	(Special agreement)

(Ref) Interest shall be calculated by the following formula for both an ordinary year and a leap year:

Principal (MDIC is 100 yen) × number of days × interest rate p.a./365 = Amount of interest (fractions less than one yen rounded down)

(Note: MDIC is short for “minimum denomination on which interest is charged.”)

4

Exhibit 10.11

AGREEMENT ON BANK TRANSACTIONS

The Bank of Yokohama, Ltd.

Code 3113-0 13.5. 20x400 Se

December 17, 2008

(Customer)	Address:	Meisan Takahama Building, Seventh Floor 2-12-23, Kounan, Minato Ward, Tokyo 108-0075

	Name:	UBIC, Inc. Masahiro Morimoto, Representative Director

(Bank)	Address:	3-13-1, Shibaura, Minato-ku, Tokyo

	Name:	The Bank of Yokohama, Ltd., Tamachi Branch Tetsuya Yamada, Branch Manager
(Trading branch/office: Tamachi Branch of the Bank)

UBIC, Inc. (the “Customer”) and The Bank of Yokohama, Ltd. (the “Bank”) have agreed to be bound by the terms and conditions set forth below with respect to any and all bank transactions that may hereafter be made by and between the both parties:

Article 1 (Scope of Application)

(1)            Unless otherwise agreed upon between the Customer and the Bank, each of the provisions of this Agreement shall invariably apply to loans on bills and notes, discounts of bills and notes, loans by deed, overdrafts, acceptances and guarantees, foreign exchange transactions, derivatives transactions, and any and all other transactions (the “Bank Transactions”) between the Customer and the Bank.

(2)            In cases where the Customer has guaranteed the due performance of any obligations that any third party owes the Bank, such guarantee transaction shall be included in the Bank Transactions referred to in the preceding Paragraph.

(3)            In cases where the Customer has acquired the bills and notes drawn, endorsed, accepted, accepted for honor, or guaranteed by the Customer through its transactions with any third party or parties, this Agreement shall also apply to the performance by the Customer of its obligations.

(4)            Each of the provisions of this Agreement shall invariably apply to the transactions that may hereafter be made by and between the Customer and the head office or branches of the Bank.

Article 2 (Obligations in Bills and Notes and Money Borrowed)

In cases where the Bank has granted to the Customer loans accompanied by bills and notes, the Bank may demand that the Customer repay the Bank its obligations arising from the loans by exercising the Bank’s rights either on the bills and notes or the loans.

Article 3 (Interest and Default Interest)

(1)            In cases where there are changes in the financial situations or any other reasonable cause, either the Customer or the Bank may request that they have discussions about the revisions of their agreement on the rates of interest, discount fees, guarantee fees and other fees and charges (the “Interest or Other Fee”), the rates at which such Interest or Other Fee shall be repaid, the timing and method of payment thereof to those then prevailing in general.

(2)            In cases where there arise any changes in the creditworthiness of the Customer due to changes in the financial positions or the value of the collaterals furnished to the Bank by the Customer, either the Customer or the Bank may request they have discussions about such revisions of the rates of the Interest or Other Fee as set forth in the preceding Paragraph.

(3)            In cases where the Customer fails to satisfy any obligations it owes the Bank, the Customer shall pay the Bank a default interest calculated at the rate of fourteen percent (14%) per annum on the amount due and payable by the Customer. For this purpose, such default interest shall be calculated on the basis of a 365 day year and prorated for the actual number of days elapsed for the period during which such non-satisfaction continues.

Article 4 (Security and Collateral)

(1)            If either of the following events occurs, the Customer shall, upon the request of the Bank, provide such security, collateral or guarantor that can protect the rights of the Customer or add or replace such security, collateral or guarantor, in either case without delay:

(i)                When the security or collateral previously provided to the Bank by or in favor of the Customer is destroyed or lost or the value thereof diminishes due to the decline in land prices or other cause; or

(ii)             When there arises any reasonable cause by which the Bank is required to protect its rights, such as a change in the creditworthiness of the Customer or its guarantor.

(2)            In cases where the Customer intends to change the current status of the security or collateral object or to create or transfer any rights in favor of a third party, the Customer shall obtain the written prior approval of the Bank. Such approval shall not be withheld by the Bank, except in cases where such change, creation or transfer may diminish the value of the security or collateral or otherwise adversely affect the protection of its rights.

(3)            In cases where the Customer fails to pay the Bank any amount that it owes the Bank on the date when it becomes due and payable, the Bank shall have the right to collect or otherwise dispose of the security or collateral in compliance with the procedures prescribed by law or in such manner, and at such time or price as it is generally accepted.

(4)            The amount remaining after deducting the relevant costs, expenses and charges from the proceed from the collection or disposition referred to in the immediately preceding Paragraph may be appropriated for payment of any obligation that the Customer owes the Bank, regardless of the order of priority prescribed by law. In cases where there still remain any unpaid and outstanding obligations of the Customer even after the appropriation of the amount of such proceed for the repayment of its obligations, the Customer shall immediately repay such obligations. In cases where there arises a surplus in such proceed, the Bank shall return the same to the person or entity who had originally possessed such security or collateral before it was collected or disposed of.

(5)            The security or collateral referred to in the immediately preceding two (2) Paragraphs shall include a lien or other statutory security interest.

(6)            In cases where the Customer fails to pay any amount that it owes the Bank on the date when it becomes due and payable, the Bank may also collect or otherwise dispose of the movable properties, bills or notes or other securities in its possession, and the provision of the immediately preceding Paragraph shall apply mutatis mutandis whenever the Bank handles those matters.

Article 5 (Acceleration of Payment)

(1)            In cases where any one of the following events occurs to the Customer, any and all obligations that the Customer owes the Bank shall become due and payable as a matter of course without any notice or other demand from the Bank, and the Customer shall immediately repay those obligations:

(i)                When the Customer suspends payment of its debts as and when they become due and payable; or when a petition is filed by or against the Customer for bankruptcy (hasan), commencement of civil rehabilitation proceeding (minji-saisei-tetsuzuki-kaishi), commencement of corporate reorganization proceeding (kaisha-kousei-tetsuzuki-kaishi), commencement of company arrangement (kaisha-seiri-kaishi), commencement of special liquidation (tokubetsu-seisan-kaishi) or any other similar legal arrangement proceeding;

(ii)             When the Clearing House in observance of its rules takes procedures for suspension of the Customer’s transactions with banks and similar institutions;

(iii)          When order or notice of provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) is dispatched in respect of the Customer’s or its guarantor’s deposits and/or other claims against the Bank; and

(iv)         When the whereabouts of the Customer becomes unknown to the Bank due to the failure of the Customer to notify the Bank of change of its address or any other fault of the Customer.

(2)            In cases where any one of the following events occurs to the Customer, any and all obligations that the Customer owes the Bank shall become due and payable upon the demand of the Bank, and the Customer shall immediately repay its obligations:

(i)                When the Customer fails to pay any of its obligations to the Bank;

(ii)             When any security or collateral object is attached or public auction proceeding is initiated in respect of any of such security or collateral object;

(iii)          When the Customer breaches any of the terms and conditions of its transactions with the Bank;

(iv)         When the guarantor of the Customer falls under any of the immediately preceding Item or any one of the Items of this Paragraph; and

(v)            In addition to each of the foregoing Items, when there arises a reasonable cause by which the Bank is required to protect its rights and claims, such as a drastic change in the creditworthiness of the Customer.

Article 6 (Repurchase of Discounted Bills and Notes)

(1)            In cases where the Customer has had its bills and notes discounted, then the Customer shall have the obligation to repurchase the amount appearing on the face of the bills and notes so discounted as a matter of course without any notice or demand from the Bank and immediately repay them, when any one of the events set forth in the Items of Paragraph 1 of the immediately preceding Article occurs to the Customer, with respect to all of the bills and notes, or when the principal obligor of the bills and notes fails to make payment on the due date or any one of the Items of Paragraph 1 of the immediately preceding Article occurs to the principal obligor of the bills and notes, with respect to the bills and notes in which such person is the principal obligor.

(2)            In cases where the Customer has had its bills and notes discounted by the Bank, the Customer shall, upon the demand of the Bank, have the obligation to repurchase the amount appearing on the face of the bills and notes so discounted and immediately repay them, when any one of the events set forth in the Items of Paragraphs 2 of the immediately preceding Article occurs to the Customer, with respect to all of the bills and notes, and when there arises any reasonable cause by which the Bank is required to protect its rights and claims against the principal obligor of those bills and notes, with respect to the bills and notes in which such person is the principal obligor.

(3)            The Bank may exercise any and all rights and claims as the holder of the bills and notes unless and until the Customer satisfies its obligations set forth the immediately preceding two (2) Paragraphs.

Article 7 (Set-off by the Customer)

(1)            The Customer may set off its deposits with and other claims against the Bank when they become due and payable against its obligations it owes the Bank, even if those obligations have not yet become due and payable.  Notwithstanding the foregoing, in cases where the Customer and the Bank have separately agreed on any prepayment provision, such provision shall prevail for this purpose.

(2)            In cases where the Customer makes the set-off of the discounted bills and notes that have not yet become due pursuant to the preceding Paragraph, the Customer may make such set-off by assuming the obligation to repurchase the amount appearing on the face of the relevant bills and notes; provided, however, that the Customer may not make such set-off of the discounted bills and notes with respect to which the Bank is in the process of retransferring to any other person or entity.

(3)            In cases where the Customer makes the set-off pursuant to the preceding two (2) Paragraphs, the Customer shall give the Bank notice of set-off in writing and submit the certificates and passbooks of the deposits and other claims so set off to the Bank after affixing the registered seal thereunto.

(4)            In cases where the Bank makes the set-off as set forth in the preceding three (3) Paragraphs, interests, discount fees and other default interest or other items on the claims and obligations of the Customer when the set-off is made pursuant to the preceding three (3) Paragraphs shall be calculated until the notice of set-off reaches the Bank. In cases where there is no separate provision relating to the rate of interest or fee applicable between the Customer and the Bank, the provisions of the Bank shall apply for this purpose.

As for foreign exchange rates, the rates quoted by the Bank at the time of making such calculation shall apply.

The provision, if any, quoted by the Bank on any special fee for the purposes of prepayment between the Customer and the Bank shall apply.

Article 8 (Set-off by the Bank)

(1)            In cases where the Customer has to satisfy the amount it owes the Bank due to the maturity, acceleration of payment, assumption of the obligation to repurchase, assumption of the obligation to seek indemnification or any other cause, the Bank may set off its obligations against the Customer’s deposit with or other claims against the Bank at any time, regardless of whether or not those claims become due and payable. In that case, the Bank will give the Customer notice thereof in writing.

(2)            In cases where the Bank can make the set-off referred to in the preceding Paragraph, the Bank may skip prior notice and other prescribed procedures and elect to withdraw the Customer’s deposit on the Customer’s behalf and appropriate the amount so withdrawn for repayment of the amount due and payable by the Customer.

(3)            In cases where the Bank makes the set-off or other withdrawal as set forth in the preceding two (2) Paragraphs, the interests, discount fees or other default interest on those claims and obligations shall continue to accrue until the date of calculation thereof.

In cases where there is no separate provision relating to the rate of interest or fee agreed upon between the Customer and the Bank, the provisions of the Bank shall apply to such rate of interest or fee. Interest on undue deposits or other claims shall be calculated at the agreed rate, rather than at the early cancellation interest rate, on the basis of a 365 day year and prorated for the actual number of days elapsed. As for foreign exchange rates, the rates quoted by the Bank at the time of making such calculation shall apply.

Article 9 (Presentment and Delivery of Bills and Notes)

(1)            In cases where there are bills and notes with respect to the obligations that the Customer owes the Bank and the Bank elects to make the set-off or other withdrawal referred to in the immediately preceding Article without exercising the Bank’s rights under those bills and notes, the Bank shall not be required to return those bills and notes to the Customer simultaneously.

(2)            In cases where there exist any bills and notes to be returned to the Customer by the Bank as a result of the set-off or other withdrawal referred to in the immediately preceding two (2) Articles, the Customer shall appear at the Bank to receive those bills and notes without delay; provided, however, that the Bank may collect those bills and notes that have not yet become due without returning them.

(3)            In cases where the Bank elects to make the set-off or other withdrawal referred to in the immediately preceding Article by exercising its rights under the bills and notes, the Bank shall not be required to present or deliver those bills and notes to the Customer only in each of the following cases. It is, however, agreed upon that the provisions of the immediately preceding Paragraph shall apply mutatis mutandis to the receipt of such bills and notes:

(i)                When the Bank does not know the whereabouts of the Customer;

(ii)             When the Customer has designated the Bank as the place of payment of such bills and notes;

(iii)          When it is found difficult to physically dispatch such bills and notes; and

(iv)         When it is found unavoidable to skip the presentation or delivery of such bills and notes because of collection or other cause.

(4)            In cases where there still remain the obligations that the Customer is required to satisfy immediately even after the set-off or other withdrawal referred to in the immediately preceding two (2) Articles, the Bank may keep such bills and notes in its possession and handle and dispose of them in accordance with Article 4, provided that there are any obligors of such bills and notes other than the Customer.

Article 10 (Designation of Appropriation by the Customer)

(1)            In cases where at the time of any repayment or the set-off under Article 7 by the Customer, the credit balance in the Customer’s account with the Bank is insufficient to satisfy the entire amount of the obligations of the Customer, the Bank may appropriate such credit balance for the payment of obligations the Customer then owes the Bank or any portion thereof in such order or manner as the Customer designates.

(2)            In cases where the Customer does not make such designation as referred to in the preceding Paragraph, the Bank may make appropriate such credit balance for the payment of obligations the Customer then owes the Bank or any portion thereof in such order or manner as the Bank considers appropriate, and the Customer shall raise no objection to such appropriation.

(3)            In cases where the designation referred to in Paragraph 1 is likely to interfere with the protection of the Bank’s rights and claims, the Bank may raise its objection thereto without delay and make appropriations in such order and manner as designated by the Bank, taking into consideration, among other factors, whether or not the obligations of the Customers are secured by any security or collateral or are guaranteed, the extent of coverage by such security, collateral or guarantee, the degree of difficulty of disposition of such security, collateral or guarantee, the due dates of the obligations, and prospects for settlement of discounted bills and notes. In that case, the Bank shall give the Customer notice of the result of appropriation.

(4)            In cases where the Bank makes appropriations pursuant to the immediately preceding two (2) Paragraphs, the Bank may designate the order or manner of appropriation as if the obligations that the Customer owes the Bank but have not yet become due and payable had become due and payable, and/or the Customers had assumed the obligation to repurchase the discounted bills and notes that have not yet become due, and/or the Customer had assumed in advance the obligation to compensate the Bank with regard to the acceptances and guarantees.

Article 11 (Designation of Appropriation by the Bank)

In cases where at the time of any set-off or other withdrawal by the Bank under Article 8, the credit balance in the Customer’s account with the Bank is insufficient to satisfy the entire amount of the obligations of the Customer, the Bank may appropriate such credit balance for the payment of obligations the Customer then owes the Bank or any portion thereof in such order or manner as the Bank considers appropriate, and the Customer shall raise no objection to such appropriation.

Article 12 (Risk of Loss; Hold-Harmless Clause)

(1)            In cases where any bills or notes drawn, endorsed, accepted, accepted for honor, or guaranteed by the Customer or any instruments delivered to the Bank by the Customer are lost, destroyed, damaged or delayed in arrival due to any accident, disaster, accident in transit or any other unavoidable circumstance, the Customer shall pay any and all amounts payable by it based on the entries in the accounting books, vouchers and other records of the Bank. Notwithstanding the provisions of the first sentence of this Paragraph, the Customer shall, forthwith upon request of the Bank, execute and deliver substitute notes, bills and instruments to the Bank. The Customer hereby agrees that the Customer will not assert any claim against the Bank even if the Customer suffers any damage in that connection, except in cases where it is caused by any fault of the Bank.

(2)            The Customer also hereby agrees that the Customer will not assert any claim against the Bank even if there arises any damage to the security or collateral furnished by the Customer due to such unavoidable circumstance as referred to in the preceding Paragraph, except in cases where it is caused by any fault of the Bank.

(3)            Even in cases where the Bank’s rights to the bills and notes prove to be ineffective due to lack of legal requirements in the bills and notes or any entries making those bills and notes null and void, or in cases where the Bank’s rights under the bills and notes cease to exist due to the any flaws in the procedures for protection of the Bank’s rights, the Customer shall still be held liable for payment of the amounts appearing on the face of those bills and notes.

(4)            Provided that the Bank has checked, with reasonable care, the seal impressions affixed onto the bills, notes, instruments, notices and other documents against the seal impression of the Customer registered with the Bank and finding the same genuine, the Customer shall bear any losses and damages arising from forgery, alteration, theft or other accident involving any of those bills, notes, instruments, notices and other documents, and seals, and the Customer shall be held liable in accordance with the terms and conditions of those bills, notes or instruments.

(5)            The Customer shall be solely liable for payment of any and all costs and expenses incurred by the Bank in exercising or protecting its rights and claims against the Customer or collecting or disposing of any security, as well as any and all costs and expenses required when the Customer seeks cooperation of the Bank to preserve the rights of the Customer.

Article 13 (Subsequent Changes in the Registered Matter)

(1)            In cases where there are changes in the name, trade name, representative, address, seal impression or other registered matters of the Customer, the Customer shall immediately give the Bank written notice thereof.

(2)            In cases where any notice or document dispatched to the Customer by the Bank is delayed in arrival or fails to arrive at the Customer because of the failure by the Customer to give the notice referred to in the preceding Paragraph or any other fault of the Customer, or even In cases where it is not received by the Customer, such notice or document shall be deemed to have arrived at the Customer when it should normally have arrived at the Customer.

Article 14 (Reports and Inspections)

(1)            The Customer shall periodically submit to the Bank copies of its balance sheets, income statements and other statements presenting its financial conditions.

(2)            The Customer shall, forthwith upon request of the Bank, report on matters pertaining to its properties, business operations and other business environments, and provide the Bank with facilities necessary for inspection.

(3)            In cases where there arise or may arise material changes in the properties, business operations or other business environments of the Customer, the Customer shall immediately inform the Bank thereof.

Article 15 (Governing Law; Jurisdiction)

(1)            This Agreement and any and all transactions hereunder shall be governed by the laws of Japan.

(2)            It is agreed upon that the court having the jurisdiction over the location of the head office of the Bank or the office or branch handling the bank transactions between the Customer and the Bank shall have the jurisdiction if it becomes necessary to bring a legal action on account of any and all transactions under this Agreement.

Article 16 (Termination of This Agreement)

In cases where the Customer no longer owes any obligation to the Bank pursuant to this Agreement, either the Customer or the Bank may terminate this Agreement at any time upon giving the other party written notice thereof.

Exhibit 10.12

Memorandum of Understanding

Regarding

Amendments to the Agreement on Bank Transactions

November 30, 2011

To:  The Bank of Yokohama, Ltd.

(Customer)	Address:	Meisan Takahama Building, Seventh Floor 2-12-23, Kounan, Minato Ward Tokyo 108-0075
	Principal:	UBIC, Inc. Masahiro Morimoto Representative Director	(seal)

Address:
	Guarantor:		(seal)

UBIC, Inc. (the “Customer”) (represented by Masahiro Morimoto, Representative Director) or the Guarantor hereby covenants that if the Agreement on Bank Transactions entered into by and between the Customer and The Bank of Yokohama, Ltd. (the “Bank”), dated December 17, 2008 (as amended, modified and restated; the “Original Agreement”) contains Article 5-2, the provisions of Article 5-2 as amended hereinafter will apply to the transactions between the Customer and the Bank, and further that if the Original Agreement does not contain Article 5-2, the following provisions will additionally apply to the transactions between the Customer and the Bank. The Customer or the Guarantor also hereby covenants that the provisions of Article 6 of the Original Agreement as amended hereinafter will apply to the transactions between the Customer and the Bank.

The amendments hereunder shall become effective retrospectively to the above-referenced date of the execution of the Original Agreement. Other than those provisions as amended hereby, any and all provisions of the Original Agreement shall not be affected hereby and shall remain effective and in full force.

Details:

Article 5-2 (Exclusion of Antisocial Forces)

(1)            The Customer hereby represents that the Customer or the Guarantor is not currently an organized group of gangsters, a member of any organized group of gangsters, a person or entity that is within five (5) years of the date on which it or he/she no longer is a member of the organized group of gangsters, a quasi-member of any organized group of gangsters, a company affiliated with any organized group of gangsters, a corporate racketeer known as “sokaiya,” or other blackguard purportedly involved in a public campaign or organized violence group with special intelligence, or any other entity similar thereto (collectively, the “Member of the Organized Group of Gangsters and Others”) and does not fall under any one of the following, and covenants that the Customer or the Guarantor will not fall under any one of the following:

1                    That it has any relationship by which it is concluded that its management is controlled by the Member of the Organized Group of Gangsters and Others;

2                    That it has any relationship by which it is concluded that the Member of the Organized Group of Gangsters and Others substantially participate in the its management;

3                    That it has any relationship by which it is concluded that it is illegally utilizing the Member of the Organized Group of Gangsters and Others, such as acting with the intent to acquire a wrongful gain for itself, himself/herself or any third party or cause any third party damage;

4                    That it has any relationship by which it is concluded that it is involved with the Member of the Organized Group of Gangsters and Others by providing them with funds or benefit; and

5                    That any of its officers or any person who substantially participates in the management has any socially reprehensible relationship with the Member of the Organized Group of Gangsters and Others.

(2)            The Customer hereby covenants that the Customer or the Guarantor will not conduct any act falling under any one of the following directly or through the use of any third party:

1                    Act of demanding something with violence;

2                    Illegal act of demanding something beyond the lawful responsibilities;

3                    Act of exerting threatening words and deeds or using violence in connection with any transaction;

4                    Act of injuring the reputation and trust of the Bank by spreading untrue information, or utilizing fraudulent means or violence; and

5                    Other acts similar to each of the foregoing.

(3)            If it turns out that the Customer or the Guarantor is the Member of the Organized Group of Gangsters and Others or falls under any one of the Items of Paragraph 1 or conducts any act falling under any one of the Items of the immediately preceding Paragraph, or has made a false statement with respect to the representations and covenants set forth in Paragraph 1 and, as a result, it is found inappropriate for the Bank to continue its transactions with the Customer, any and all obligations the Customer owes the Bank shall, upon the request of the Bank, become due and payable and the Customer shall immediately repay its obligations.

(4)            Even if the operation of the provision of the immediately preceding Paragraph causes the Customer or the Guarantor damage, the Customer or the Guarantor hereby agrees not to assert any claim against the Bank. If the Bank suffers any damage, the Customer or the Guarantor shall be liable therefor.

Article 6 (Repurchase of Discounted Bills and Notes)

(1)            In cases where the Customer has had its bills and notes discounted, then the Customer shall have the obligation to repurchase the amount appearing on the face of the bills and notes so discounted as a matter of course without any notice or demand from the Bank and immediately repay them, when any one of the events set forth in the Items of Paragraph 1 of Article 5 occurs to the Customer, with respect to all of the bills and notes, or when the principal obligor of the bills and notes fails to make payment on the due date or any one of the Items of Paragraph 1 of Article 5 occurs to the principal obligor of the bills and notes, with respect to the bills and notes in which such person is the principal obligor.

(2)            In cases where the Customer has had its bills and notes discounted by the Bank, the Customer shall, upon the demand of the Bank, have the obligation to repurchase the amount appearing on the face of the bills and notes so discounted and immediately repay them, when any one of the events set forth in the Items of Paragraphs 2 of Article 5 occurs the Customer, with respect to all of the bills and notes, and when there arises any reasonable cause by which the Bank is required to protect its rights and claims against the principal obligor of those bills and notes, with respect to the bills and notes in which such person is the principal obligor.

3.                 In cases where the Customer has its bills and notes discounted by the Bank, the Customer shall, upon the demand of the Bank, have the obligation to repurchase the amount appearing on the face of the bills and notes so discounted and repay them, provided that the Customer or the Guarantor is the Member of the Organized Group of Gangsters and Others or falls under any one of the Items of Paragraph 1 of Article 5-2, or that it turns out that it has conducted any act falling any one of the Items of Paragraph 2 of Article 5-2 or has made a false statement with respect to the representations and warranties set forth in Article 5-2, Paragraph 1 and, as a result, it is not appropriate for the Bank to continue its transactions with the Customer.

4.                 The Bank may exercise any and all rights and claims as the holder of the bills and notes unless and until the Customer satisfies its obligations set forth the immediately preceding three (3) Paragraphs.

5.                 Even if the operation of the provision of the immediately preceding Paragraph causes the Customer or the Guarantor damage, the Customer or the Guarantor hereby agrees not to assert any claim against the Bank. If the Bank suffers any damage, the Customer or the Guarantor shall be liable therefor.

Exhibit 10.13

Agreement for Banking Transactions

Sumitomo Mitsui Banking Corporation

March 31, 2005

Client:

	Name:	UBIC, Inc.
Masahiro Morimoto, President and Representative Director

	Address:	2-4-7, Kounan, Minato Ward, Tokyo, Japan

Bank:

Sumitomo Mitsui Banking Corporation, Branch

The Client and the Bank have agreed to the following basic conditions applicable to the banking transactions between them.

Article 1 (Scope of Application)

1.              Unless otherwise agreed upon by the Client and the Bank, the terms and conditions of this Agreement shall be applied commonly to the loan on bill, bill discount, loan on deed, overdraft, approval of payment, foreign exchange, derivative transactions and any other banking transactions between the Client and the Bank.

2.              Aforesaid banking transactions shall include a guarantee transaction where the Client guarantees the banking transactions between the Bank and third party.

3.              The terms and conditions hereof shall be applied to the fulfillment by the Client of its debts when the Bank acquires through a transaction with third party a bill drawn, endorsed, accepted, accepted for honor or guaranteed by the Client.

4.              The terms and conditions hereof shall be applied commonly to the transactions between the Client and the head office of the Bank.

Article 2 (Interest and Delinquency Charge)

1.              Rate of interest, discount charge, guarantee charge, commission, settlement money and return thereof and the timing and manner of payment thereof shall be as separately agreed upon by the Client and the Bank, provided that, in case of financial situation change and other due reason, either party may request a negotiation from the other party for a change to an extent generally considered to be reasonable.

2.              If the Client fails to fulfill its debts to the Bank, the Client shall pay the delinquency charge at 14% per annum on the amount payable. In this case, the delinquency charge shall be calculated on a prorated daily basis on 365 days a year.

Article 3 (Provision of Security)

1.              If requested by the Bank in either of the following situations, the Client shall immediately provide the Bank with the security or additional security deemed appropriate by the Bank or furnish or add a guarantor.

(i)                       A security provided to the Bank is destroyed or lost or its value decreases objectively due to a cause not attributable to the Bank.

(ii)                    Any one of the situations set forth in each item of Paragraph 1 or 2 of Article 5 occurs against a guarantor of the Client.

2.              The preceding paragraph shall be applied to a case where the Bank requests the protection of its receivables for a reasonable period expressing a due reason in writing and such reason is objectively considered to require such protection.

Article 4 (Disposition of Security)

1.              If the Client fails to fulfill its debts to the Bank, the latter may collect or dispose of the security in accordance with legal procedures or generally acceptable manner, timing, price, etc. in order to appropriate the proceeds less relevant expenses to the repayment of the Client’s debts irrespective or legal priorities. Any outstanding debts of the Client after appropriation of such proceeds to the repayment of the Client’s debts shall be immediately repaid by the Client to the Bank. Any surplus of such proceeds shall be refunded by the Bank to the party entitled thereto.

2.              If the Client fails to fulfill its debts to the Bank, the latter may treat the personal property, bill and other negotiable securities of the Client in the possession of the Bank in the same manner as set forth in the preceding paragraph.

Article 5 (Loss of Benefit of Term)

1.              If any one of the situations set forth in each of the following items occurs against the Client, it shall duly lose the benefit of term for its all debts to the Bank and shall immediately repay the same without notice or reminder of the Bank.

(i)                       A petition is filed for the suspension of payment, the bankruptcy, or the commencement of civil rehabilitation proceedings, corporate reorganization proceedings, corporate arrangement or special liquidation.

(ii)                    Transactions with clearing houses are suspended.

(iii)                 An order or notice is dispatched for the provisional seizure, preservative seizure or attachment of the deposit or other receivables of the Client or its guarantor with or from the Bank.

2.              If any one of the situations set forth in each of the following items occurs against the Client, it shall lose the benefit of term for its all debts to the Bank and shall immediately repay the same upon request of the Bank.

(i)                       Fulfillment of any part of the debts to the Bank delays.

(ii)                    Procedures for attachment or auction commences for the subject matter of the security.

(iii)                 The Client breaches the Agreement with the Bank.

(iv)                Otherwise, there is a due reason which is objectively considered to require the protection of receivables of the Bank.

3.              If the request set forth in the preceding paragraph arrives late or is not delivered due to a reason attributable to the Client, including a failure to notify a change of address, the Client shall be deemed to lose the benefit of term when the request would otherwise have arrived.

Article 6 (Repurchase of Discount Bill)

1.              In the discount of a bill, if any one of the situations set forth in each item of Paragraph 1 of the preceding Article occurs against the Client, it shall duly assume a repurchase liability in the amount shown on the bill and shall make an immediate repayment without notice or reminder of the Bank with respect to all bills or, if the primary debtor of a bill fails to pay when due or if any one of the situations set forth in each item of Paragraph 1 of the preceding Article occurs against such primary debtor, with respect to a bill of which such primary debtor is the primary debtor.

2.              Besides the preceding paragraph, if there is a due reason which is objectively considered to require the protection of receivables of the Bank with respect to a discount bill, the Client shall assume a repurchase liability in the amount shown on the bill and shall make an immediate repayment upon request of the Bank. If such request arrives late or is not delivered due to a reason set forth in Paragraph 3 of the preceding Article, the Client shall assume a repurchase liability when the request would otherwise have arrived.

3.              The Bank may exercise any and all rights as a bill holder until the Client fulfills its debts in accordance with the preceding two paragraphs.

4.              With respect to the fulfillment of the repurchase liability, even if the right to the bill does not come into effect due to non-fulfillment of a requirement for the bill or a statement that invalidates the bill, or even if the right to the bill is cancelled due to a defect of the procedures to protect the right, the Client shall assume liability for the amount shown on the bill

Article 7 (Set-off by the Bank)

1.              If the Client must fulfill its debts to the Bank due to arrival of due date, loss of benefit of term, occurrence of repurchase liability, occurrence of liability for contribution or any other reason, the Bank may set off at any time such debts against the Client’s deposit or other receivables with or from the Bank irrespective of when such receivables are due.

2.              In a situation where the Bank can set off under the preceding paragraph, it may receive a refund of the money deposited in place of the Client and appropriate the same to the repayment of the Client’s debts.

3.              When the Bank sets off under the preceding two paragraphs, the interest on receivables/debts, discount charge, settlement money, delinquency charge, etc. shall be calculated up to the date when the Bank effects calculation. Also, the interest rate, charge or the like shall be reasonably determined by the Bank unless otherwise agreed upon by the Client and the Bank. For the foreign exchange rate, the rate as of when the Bank effects calculation shall be applied.

Article 8 (Set-off by the Client)

1.              Unless otherwise agreed by the Client and the Bank to restrict the repayment before maturity, the Client may set off its deposit or other receivables with or from the Bank which are due against its debts to the Bank even if such debts are not yet due.

2.              When under the preceding paragraph the Client sets off a discount bill not yet due, it may do so by assuming the repurchase liability in the amount specified on the bill, provided that it may not set off any discount bill being retransferred by the Bank to third party.

3.              When the Client sets off under the preceding two paragraphs, it may do so by giving a written notice and shall immediate provide the Bank with a passbook or certificate of the relevant deposit or other receivables.

4.              When the Client sets off, the interest on receivables/debts, discount charge, settlement money, delinquency charge, etc. shall be calculated up to the date when the notice of set-off arrives. Also, the interest rate, charge or the like shall be reasonably determined by the Bank unless otherwise agreed upon by the Client and the Bank. For the foreign exchange rate, the rate as of when the Bank effects calculation shall be applied.

Article 9 (Option of Right)

If the receivables of the Bank from the Client contain the right to a bill, the Bank may at its option claim or set off in accordance with any right.

Article 10 (Presentation and Delivery of Bill)

1.              In a situation of the preceding Article, if the Bank intends to set off in accordance with Article 7 without claim on a bill, it shall not be required to return the bill at the time of set-off.

2.              If any bill must be returned by the Bank to the Client at the time of set-off under Article 7 or 8, the Client shall receive the bill at the location of the Bank, except a bill not yet due, which the Bank may collect as it is.

3.              When the Bank intends to set off in accordance with Article 7 with claim on a bill, it shall not be required to present or deliver the bill only for the following cases. Receipt of a bill shall be governed mutatis mutandis by the preceding paragraph.

(i)                       Location of the Client is unknown to the Bank.

(ii)                    The Client appoints the Bank as the place of payment for a bill.

(iii)                 Service of a bill is objectively considered to be difficult for due reason.

(iv)                Presentation or delivery should be omitted due to collection or any other reason.

4.              If there still is an outstanding debt of the Client to the Bank which must be fulfilled immediately after set-off under Article 7 or 8 and there is a debtor of the bill other than the Client, the Bank may retain the bill and treat it in accordance with Article 4.

Article 11 (Designation by the Bank for Appropriation)

If the repayment or set-off under Article 7 is insufficient to cancel the Client’s debts to the Bank in full, the Client may make appropriation in the manner and priorities considered suitable by it and shall notify the Client to that effect in writing. In this case, the Client shall not lodge objection against such appropriation.

Article 12 (Designation by the Client for Appropriation)

1.              If the set-off by the Client under Article 8 is insufficient to cancel the Client’s debts to the Bank in full, the Client may designate the manner and priorities of appropriation by giving a written notice to the Bank.

2.              If the Client fails to designate in accordance with the preceding paragraph, the Bank may make appropriation in the manner and priorities considered suitable by it by giving a written notice to the Client. In this case, the Client shall not lodge objection against such appropriation.

3.              If the designation set forth in Paragraph 1 may impair the protection of receivables of the Bank, it may make appropriation in the manner and priorities designated by itself taking into account the existence or weight of security or guarantee, difficulty of disposition, longevity of term of repayment and possibility of settlement of discount bill subject to a written objection without delay.

4.              In case of appropriation by the Bank under the preceding two paragraphs, it may designate the manner and priorities as if the Client’s undue debts became due and as if the Client bears the repurchase liability for undue discount bill or prior liability for contribution for approval of payment.

Article 13 (Risk of Loss and Exemptions)

1.              If a bill drawn, endorsed, accepted, accepted for honor or guaranteed by the Client or a deed presented by the Client to the Bank is missing, lost, destroyed or delivered late due to acts of the God, disaster, transportation accident or other inevitable situations, the Client shall repay its debts in accordance with the books, slips or other records of the Bank and shall immediately provide the replacement bill or deed if requested by the Bank. Any damage whereby incurred shall be borne by the Client except a case attributable to the Bank.

2.              If any damage is caused for the security deposited by the Client to the Bank by any of the inevitable situations set forth in the preceding paragraph, the damage shall be borne by the Client except the case attributable to the Bank.

3.              When the Bank does transactions after having checked the seal impression and signature on a bill or deed with those presented by the Client with due reason and identified them, the Client shall bear any damage which may be caused by any forgery, falsification, fraudulent use or any other fraud of a bill, deed, seal or signature and shall assume liability according to the statement in the bill or deed.

4.              The Client shall bear any expenses required for the exercise or protection of the right of the Bank against the Client and for the collection or disposition of the security and any expenses required for cooperation rendered by the Bank according to the request of the Client for protection of the Client’s right.

Article 14 (Change of Registered Information)

1.              Any change in the seal, signature, corporate name, trade name, representative, address or any other information registered with the Bank shall be immediately notified by the Client to the Bank in writing.

2.              Any notice or document given or sent by the Bank which may arrive late or may not be delivered due to failure of the Client to notify in accordance with the preceding paragraph or any other reason attributable to the Client shall be deemed to have arrived when it would have otherwise arrived.

Article 15 (Report and Investigation)

1.              The Client shall provide the Bank periodically with copies of the balance sheet, profit and loss statement or other documents showing the financial status of the Client.

2.              The Client shall present documents, report or provide facility if requested by the Bank to an extent necessary for the Bank to investigate the assets, management, business performance and the like of the Client.

3.              Any material change in its assets, management, business performance of the Client shall be reported to the Bank.

Article 16 (Termination)

Subject to no debt of the Client against the Bank hereunder, the Client may terminate this Agreement at any time with written notice to the Bank.

Article 17 (Governing Law and Jurisdiction)

1.              This Agreement and any other agreements for transactions thereunder shall be governed by the laws of Japan.

2.              Any lawsuit which may be raised for transactions in accordance with this Agreement shall be submitted to a court having jurisdiction over the location where the head office or branch of the Bank is located.

Exhibit 10.14

Agreement on Term Loan with Commitment Period

(700 million yen)

Borrower	UBIC, Inc.

Arranger and Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Lenders	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd. Sumitomo Mitsui Banking Corporation Resona Bank, Limited

September 27, 2011

Table of Contents

Article 1	(Definitions)
Article 2	(Rights and Obligations of Lenders)
Article 3	(Purpose of Proceeds)
Article 4	(Application of Aggregate Individual Loan)
Article 5	(Conditions Precedent for Drawdown of Each Individual Loan)
Article 6	(Drawdown of Aggregate Individual Loan)
Article 7	(Refusal to Make Each Individual Loan)
Article 8	(Exemption of Lenders)
Article 9	(Increased Costs and Illegality)
Article 10	(Repayment of Principal)
Article 11	(Interest)
Article 12	(Prepayment)
Article 13	(Default Interest)
Article 14	(Commitment Fee)
Article 15	(Agent Fee)
Article 16	(Expenses, Taxes and Public Charges, and Break Funding Cost)
Article 17	(Performance of Borrower’s Obligations)
Article 18	(Distribution to Lenders)
Article 19	(Borrower’s Representations and Warranties)
Article 20	(Borrower’s Covenants)
Article 21	(Acceleration)
Article 22	(Set-off, Exercise of Security Interest, and Sale by Private Contract)
Article 23	(Arrangements among Lenders and the Agent)
Article 24	(Right and Duties of the Agent)
Article 25	(Designation and Dismissal of the Agent)
Article 26	(Clarification of the Intention of the Majority Lender(s))
Article 27	(Amendment to this Agreement)
Article 28	(Assignment of this Agreement)
Article 29	(Assignment of Loan Receivables, etc.)
Article 30	(Collection from Third Party)
Article 31	(Termination of Lending Obligations)
Article 32	(General Provisions)
Appendix 1	(List of Parties)
Appendix 2	(Repayment Schedule)

Appendix 1	(Drawdown Application)
Appendix 2	(Conformation Statement)
Appendix 3	(Receipt)
Appendix 4	(Report on Status of Compliance with Restrictive Financial Covenant)
Appendix 5	(Report on Status of Provisions for Collection from Third Party)
Appendix 6	(Notice of Assignment of Status to the Agent)
Appendix 7	(Receivables Assignment Notice to the Agent)

Agreement on Term Loan with Commitment Period

UBIC, Inc. (hereinafter referred to as the “Borrower”); the financial institutions described in the column of the “Lenders” in Appendix 1 attached to this Agreement (hereinafter respectively referred to as a “Lender,” and The Bank of Tokyo-Mitsubishi UFJ, Ltd. qualified as an agent (hereinafter referred to as the “Agent”), as of the date of September 27, 2011, enter into the following agreement (hereinafter referred to as this “Agreement”).

Article 1 (Definitions)

(1)	In this Agreement, the following terms shall have the meaning set forth below, unless it is apparent that such terms mean otherwise in the context hereof.

	1.	“Business Day” means any day other than those that are bank holidays in Japan pursuant to the Laws and Ordinances of Japan.

	2	“Agent Services” means the services set forth in the provisions of this Agreement whereby the Agent was entrusted by all Lenders to perform for the benefit of all Lenders.

3.

“Agent’s Account” means the checking account (Account No. (41097, Account Holder: The Bank of Tokyo-Mitsubishi UFJ, Ltd. Syndicate Account) or other accounts designated by the Agent from time to time and notified to the Borrower and the Lender.

	4.	“Agent Fee” means the fees that the Borrower shall pay to the Agent as separately agreed upon between the Borrower and the Agent.

	5.	“Each Loan” has the meaning defined in Article 10, paragraph 1.

6.

“Each Outstanding Loan Money” means the principal, the interest, default interest, Break Funding Costs and any other payment obligation that the Borrower owes pursuant to this Agreement with respect to Each Loan.

	7	“Each Individual Loan” means a Loan made by a Lender respectively pursuant to the same Drawdown Application.

8.

“Each Individual Loan Money” means the money lent (or to be lent) by a Lender to the Borrower as Each Individual Loan, and “Each Individual Loan Amount” means the amount of the Individual Loan Money (the amount calculated by multiplying the amount of the Aggregate Individual Loan in relation to the relevant Drawdown Application by the Commitment Ratio of that Lender. Notwithstanding the above, if the amount of the Aggregate Individual Loan in relation to the relevant Drawdown Application is the total of the Unused Commitment Amounts of all Lenders, the amount shall be the amount corresponding to the Unused Commitment Amount of that Lender).

	9.	“Each Outstanding Individual Loan Money” means the principal, the interest, default interest, Break Funding Costs and any other payment obligation that the Borrower owes pursuant to

Agreement on Term Loan with Commitment Period for UBIC, Inc. as of September 27, 2011

this Agreement with respect to Each Individual Loan.

10.	“Lending Obligation” means a Lender’s obligation to lend money to the Borrower as set forth in Article 2, paragraph 2.

11.

“Commitment Amount” means the amount set forth in the column of the “Commitment Amount” of each Lender in Appendix 1 attached to this Agreement (Notwithstanding this, if the amount has been changed pursuant to the provisions of Article 2, paragraph 5, the amount which has been changed.)

12.	“Loan Receivables” means the loan claim in relation to Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan).

13.

“Exemption Period” means the period commencing on the day (inclusive) the Borrower receives the notice under Article 8, paragraph 1 and ending on the day (inclusive) it receives the notice under Article 8, paragraph 2.

14.

“Exemption Event” means (i) an outbreak of a natural disaster or war, (ii) an interruption or difficulty in the electrical, communications or various settlement systems, (iii) any event that occurs within the Tokyo Interbank Market that disables loans in yen, and (iv) any other event not attributable to the Lenders that results in the Majority Lenders (if it is difficult to clarify the intention of the Majority Lenders, the Agent) determining that it is impossible to make the Loan.

15.	“Drawdown Application” means an application in the form set forth in Appendix 1 attached to this Agreement.

16.

“Base Term” means one month regarding the Interest Calculation Period commencing on the Interest Payment Date and ending on the Interest Payment Date, and regarding other Interest Calculation Periods, means an Interest Calculation Period corresponding to the period indicated for the Japanese Yen TIBOR (page 17,097 or the successive pages thereof) published by the Japanese Bankers Association or if there is no Interest Calculation Period corresponding to the period indicated for the Japanese Yen TIBOR (page 17,097 or the successive pages thereof) published by the Japanese Bankers Association and when the Interest Calculation Period exceeds one week, the Base Term means the period responding to the higher of, the rate at 11:00 a.m. of second Business Day prior to the date commencing the Interest Calculation Period responding to the shortest period exceeding the Interest Calculation Period of the period indicated for the Japanese Yen TIBOR (page 17,097 or the successive pages thereof) published by the Japanese Bankers Association, or the rate at 11:00 or the rate indicated for the Japanese Yen TIBOR (page 17,097 or the successive pages thereof) published by the Japanese Bankers Association at the nearest possible time after 11:00 a.m. or the rate indicated for the Japanese Yen TIBOR (page 17,097 or the successive pages thereof) published by the Japanese Bankers Association at the nearest possible time after 11:00 a.m. of the second Business Day prior to the date commencing the Interest Calculation Period responding to the longest period not exceeding the Interest Calculation Period. If the Interest Calculation Period is one week or less, the Base Term means one week.

17.

“Base Interest Rate” means the interest rate for the relevant Base Term in relation to the Interest Calculation Period which is the Japanese Yen TIBOR (page 17,097 the successive pages thereof) published by the Japanese Bankers Association at 11:00 a.m. or at the nearest possible time after 11:00 a.m. of the second Business Day or at the latest time prior to the date commencing the Interest Calculation Period in relation to each Interest Calculation Period. Provided, however, that if such interest rate is not published for some reason, this rate shall be the interest rate (indicated as an annual rate) that is reasonably decided upon by the Agent as the offered rate applicable for a drawdown in yen for the relevant Base Term in relation to the Interest Calculation Period in the Tokyo Interbank Market as of 11:00 a.m. of the second Business Day prior to the date commencing the Interest Calculation Period or at the latest time prior to that time, and if there is no period corresponding to the Interest Calculation Period for the Japanese Yen TIBOR (page 17,097 or the successive pages thereof) published by the Japanese Bankers Association, the Base Interest Rate (indicated as an annual rate) shall be the rate reasonably determined by the Agent.

18.

“Principal Repayment Date During the Term” means each day described in the column of the “Principal Repayment Date” in the Repayment Schedule in Appendix 2 attached to this Agreement (excluding the Maturity Date; if the date falls on the day other than the Business Day, the following Business Day, if the following Business Day is included in the following month, the previous Business Day).

19.

“Financial Statements” means those set forth in the following (i) to (iv).

(i) Financial statements pertaining to each fiscal year set forth in the Article 435, paragraph 2 of the Companies Act (meaning the balance sheet and income statement set forth in the same paragraph, and statements of changes of shareholders’ equity and notes to financial statements set forth in Article 59, paragraph 1 of the Ordinance on Accounting of Companies), and the business report.

(ii) Actually-prepared temporary financial statements set forth in Article 441, paragraph 1 of the Companies Act (meaning the balance sheet on the temporary account closing day defined in the same paragraph and income statement for the period from the first day of the fiscal year that includes the temporary account closing day to the temporary account closing day).

(iii) Consolidated financial statements and actually-prepared other consolidated financial statements pertaining to each fiscal year set forth in Article 444, paragraph 1 of the Companies Act in cases where the consolidated financial statements for each fiscal year set forth in Article 444, paragraph 1 of the Companies Act (meaning consolidated financial statements and income statement, consolidated statements of changes of shareholders’ equity, and notes to financial statements set forth in Article 61 of the Ordinance on Accounting of Companies; hereinafter the same shall apply in this item (iii) ) shall be prepared pursuant to article 444, paragraph 3 of the Companies Act.

(iv) Actually-prepared consolidated and nonconsolidated balance sheets, income statement, consolidated statements of changes of shareholders’ equity, and notes to financial statements

20.	“Accounting Period” means the period from the day (inclusive) on which the fiscal year of the Borrower begins to the day (inclusive) on which the fiscal year ends.

21.	“Taxes and Public Charges” means all public taxes or public charges including income taxes, corporate taxes and other taxes, which are applicable in Japan.

22.	“Subsidiary” and “Affiliate” shall be as defined under Article 8 of the Ordinance concerning terminology, forms and method of preparation of financial statements, etc.

23.	“Individual Loan Integration Date” means the first Interest Payment Date after the Commitment Due Date.

24.	“Commitment Period” means the period from the day (inclusive) on which this Agreement is concluded to the day (inclusive) on which Lending Obligations of all Lenders terminate.

25.	“Commitment Due Date” means September 26, 2012 (if the day falls on the day other than the Business day, the previous Business Day).

26.	“Commitment Fee” means the commissions to be paid by the Borrower to the Lender as consideration of Lending Obligations.

27.

“Commitment Fee Calculation Period” means the period from the day (inclusive) on which this Agreement is concluded to March 26 (inclusive), 2012 and the period from March 27 (inclusive), 2012 to the day which is deemed to be the day on which the Commitment Period ends. Notwithstanding this, for any reason whatsoever, if Lending Obligations terminate on a day prior to the Commitment Due Date, the Commitment Fee Calculation Period pertaining to any of the said Lenders shall end on the said day (inclusive) and a Commitment Fee Calculation Period after the said Commitment Fee Calculation Period shall no longer exist.

28.	“Commitment Fee Rate” means 0.2 % per annum.

29.

“Commitment Ratio” means the percentage for each Lender of the principal balance of Each Loan (on or before the Individual Loan Integration Date, all of Each Individual Loan) by the Lender to the principal balance of the Aggregate Loan of the Lender (on or before the Individual Loan Integration Date, all of the Aggregate Individual Loans). Notwithstanding this, until the day on which the Lending Obligations of all Lenders terminate, the Commitment Ratio means the percentage of the commitment amount of the said Lender to the Total Commitment Amount.

30.	“Desired Drawdown Date” means the Business Day during the Commitment Period that the

Borrower designates in the Drawdown Application as the date on which the Borrower desires to draw down the Aggregate Individual Loan.

31.	“Drawdown Date” means the date of the drawdown of the Aggregate Individual Loan.

32.	“Due Time” means, if any Due Dates are provided for herein, 10:30 a.m. of such Due Date.

33.

“Syndicate Account” means the ordinary deposit (Account No. 2034628, Account Holder: UBIC, Inc.) held by the Borrower at the Shinagawa-Ekimae Branch of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or the account at the Head Office or any of the branches of The Bank of Tokyo-Mitsubishi UFJ, Ltd. opened by the Borrower and approved by the Agent.

34.	“Spread” means 1.0% per annum.

35.

“Break Funding Cost” means, in cases where the principal of Each Individual Loan (on or before the Individual Loan Integration Date, all of Each Loan) is repaid or set off on the day other than the Interest Payment Date and where the reinvestment rate falls below the applicable interest rate, the amount calculated as the principal amount with respect to which such repayment or set-off was made, multiplied by (i) the difference between the reinvestment rate and the applicable interest rate and (ii) the actual number of days of the remaining period. Notwithstanding this, the said amount shall not violate Laws and Ordinances. The “Remaining Period” means the period from the day on which repayment or set-off is made to the next Interest Payment Date, and the “Reinvestment Rate” means the interest rate reasonably determined by the Lenders as the interest rate to be applied on the assumption that the repaid or set off principal amount will be reinvested in the Tokyo Interbank Market during the Remaining Period. The calculation method for such Break Funding Cost shall be on a per diem basis, with inclusive of first day and exclusive of last day, assuming that there are 365 days per year, wherein divisions shall be done at the end of the calculation, and fractions less than one yen shall be rounded down.

36.

“All Lenders” shall collectively mean all of Lenders in the period prior to the first drawdown of the Aggregate Individual Loan, and all of Lenders who have a right to claim payment of Each Outstanding Individual Loan Money (on and after the Individual Loan Integration Date, Each Outstanding Loan Money) in the period after the first drawdown of the Aggregate Individual Loan.

37.	“Total Commitment Amount” means the total of the maximum loan amount of all of Lenders.

38.

“Increased Costs” means the increased portion (the amount reasonably calculated by such Lender) of lending expenses, in cases where the Lender’s lending expenses under this Agreement are increased (excluding any increase caused by a change in tax rates on taxable incomes of such Lender) due to (i) any enactment, abolition or amendment of Laws and Ordinances, or any change in the interpretation or application thereof, (ii) establishment of or increase in capital reserves, or (iii) changes in regulations or applications for accounting purpose.

39.	“Costs Increased Lender” means a Lender to whom Increased Costs occur.

40.	“Total Unused Commitment Amount” means the total of the maximum unused loan amount of All Lenders.

41.

“Majority Lender(s)” means one or more Lenders whose Commitment Ratio(s) amount to 66.7% or more in total as of the Intention Clarification Time. The “Intention Clarification Time” means, in cases where the Lender determines that any event requiring instructions by the Majority Lenders has occurred, the point in time when the Agent receives notice under Article 26, paragraph 1, item (i), and in cases where the Agent determines it necessary to clarify the intention of the Majority Lenders, the point in time when the Agent gives notice under Article 26, paragraph 2.

42.

“Temporary Advancement Costs” means, in cases where the Agent makes a Temporary Advancement, the amount calculated as the amount of Temporary Advancement, multiplied by (i) the funding rate, and (ii) the actual number of days of the Temporary Advancement period. The “Temporary Advancement Period” means the period commencing on the date that a Temporary Advancement is made by the Agent and ending on the date that the amount pertaining to such Temporary Advancement is received by the Agent from the Lender or the Borrower, and the “Funding Rate” means the interest rate that the Agent reasonably determines as the interest rate to fund the amount of Temporary Advancement through the Temporary Advancement period. The calculation method for such Temporary Advancement Costs shall be on a per diem basis, with inclusive of first day and exclusive of last day, assuming that there are 365 days per year, wherein divisions shall be done at the end of the calculation, and fractions less than one yen shall be rounded down.

43.

“Temporary Advancement” means, with respect to the Borrower’s repayment on a Due Date, the payment made by the Agent to the Lenders before the completion of the Borrower’s repayment of an amount equivalent to the amount to be distributed to the Lenders in accordance with paragraphs 1 to 5 of Article 18. The Borrower or the Lender shall not make any objection as to the Agent’s making the Temporary Advancement.

44.

“Qualified Assignee” means the Lender on the date on which this Agreement is concluded or the qualified institutional investor set forth in Article 10, paragraph 1 of the Cabinet Office Ordinance in relation to definitions set forth in Article 2 of the Financial Instruments and Exchange Act.

45.	“Applicable Interest Rate” means the interest rate equal to the Base Rate plus the Spread.

46.

“Due Date” means, with respect to the principal in relation to the Aggregate Loan, the Principal Repayment Date During the Term and the Maturity Date and with respect to interest in relation to the Loans, each Interest Payment Date which is the ending day of each Interest

Calculation Period. With respect to other amounts, the date set forth as the date on which payments shall be made in accordance with this Agreement.

	47.	“Reports” means reports such as annual securities reports, semiannual reports, quarterly reports, extraordinary reports, and revision reports.

	48.	“Laws and Ordinances” means the treaties, laws, cabinet orders, ministerial ordinances, rules, announcements, judgments, decisions, arbitral awards, directives, and policies of relevant authorities.

	49.	“Aggregate Loan” means the aggregate of Each Loan.

	50.	“Aggregate Individual Loan” means the aggregate of Each Individual Loans drawn down by a Lender on the same Drawdown Date.

51.

“Maturity Date” means September 30, 2016 (if such day falls on the day other than the Business Day, the following Business Day, if the following Business Day is included in the following month, the previous Business Day).

52.

“Unused Commitment Amount” means the amount calculated as the Commitment Amount less the total principal amount of Each Individual Loan for each Lender (including such Loans drawn down prior to the Due Date) that has been drawn down.

	53.	“Assignee” means the person who receives the assignment of the Loan Receivables in accordance with Article 29, paragraph 1.

	54.	“Assignor” means the person who assigns the Loan Receivables in accordance with Article 29, paragraph 1.

55.

“Interest Calculation Period,” for the first period, means the period from the Drawdown Date of the Aggregate Individual Loan to the first Interest Payment Date for each of the Aggregate Individual Loans (on and after the Individual Loan Integration Date, each Aggregate Loan) and for the second period and thereafter, the period from the latest Interest Payment Date to the next Interest Payment Date.

56.

“Interest Payment Date” means the payment date of interest and the last day of every month (excluding September 2011) of the period from the day following the first Drawdown Date to the Maturity Date, and the Maturity Date (if the said Interest Payment Date falls on the day other than the Business Day, the said Interest Payment Date shall be the following Business Day, and when such Business Day is included in the following month, the said Interest Payment Date shall be the previous Business Day).

(2)

The period of one month used in this Agreement means the period in which the corresponding day of the initial date to be calculated, which is included in the following calendar month of the calendar month of the period, shall be the ending day (inclusive), with the initial date to be calculated as a starting day (inclusive), and the period of the months of integral multiple thereof shall also be calculated by the same method (if the said corresponding day is not a Business Day, the following

Business Day shall be the ending day of the said period, and if the said following Business Day is included in the following calendar month, the precious Business Day of the said corresponding day shall be the ending day of the said period). Notwithstanding this, the initial date to be calculated falls on the last Business Day of the calendar month, the ending day of the said period shall be the last Business Day of the calendar month in which the said corresponding day is included. In addition, if the corresponding day of the initial date to be calculated is not included in the calendar month in which the said period shall end, the last Business Day of the said calendar month shall be the ending day of the said period.

(3)

The period of one week used in this Agreement mean the period in which the same day of the week as the initial date to be calculated in the following week shall be the ending day (inclusive), with the initial date to be calculated as a starting day (inclusive) (if the same day of the week is not a Business Day, the following Business Day shall be the ending day of the said period regardless of whether the following Business Day is included in the following month).

Article 2 (Rights and Obligations of Lenders)

(1)	Unless otherwise provided for in this Agreement, the Lender may exercise its rights under this Agreement separately and independently.

(2)	The Lender shall lend money up to the limit of the Commitment Amount.

(3)

Unless otherwise provided for in this Agreement, the obligations of the Lender under this Agreement are separate and independent, and the Lender shall not be released from its obligations hereunder on the grounds that other Lenders do not perform the said obligations. In addition, the Lender shall in no way assume any responsibility for other Lenders’ nonperformance of the obligations hereunder.

(4)

If a Lender, in breach of its Lending Obligations, fails to make Each Individual Loan on the Desired Drawdown Date in relation to the said Desired Drawdown Date, such Lender shall, upon request by the Borrower, immediately compensate the Borrower for all damages, losses and expenses incurred by the Borrower as a result of such breach; provided, however, that the maximum amount of such compensation to the Borrower for the damages, losses and expenses incurred shall be the difference between (i) the interest and other expenses that is required or would be required to be paid from the said Desired Drawdown Date (inclusive) to the first Interest Payment Date (not inclusive) if the Borrower separately makes a drawdown as a result of such Individual Loan’s failure to be made on the Desired Drawdown Date, and (ii) the interest and other expenses that would have been required to be paid from the said Desired Drawdown Date (inclusive) to the first Interest Payment Date (not inclusive) if the Individual Loan were made on the Desired Drawdown Date.

(5)

During the Commitment Period, the Borrower may terminate all Lending Obligations by giving a 10 Business Day prior notice to the Agent or reduce a portion of the Total Commitment Amount within the amount less than the Total Unused Commitment Amount. The amount in case of reducing a portion of the Total Commitment Amount shall be 50 million yen or greater, with the amount being the integral multiple of 50 million yen and less than the Total Unused Commitment Amount. If a portion of the Total Commitment Amount is reduced, the Commitment Amount of the Lender is reduced respectively in proportion to the Commitment Ratio of such Lender at that time. When the Agent receives the said notice from the Borrower, the Agent shall notify the Lender to that effect without delay. The Borrower may not cancel the said notice. The termination of all Lending Obligations or the reduction of a portion of the Total Commitment Amount shall become effective on the desired date of the said termination or reduction that is shown in the said notice.

Article 3 (Purpose of Proceeds)

The Borrower shall use the money raised by the Aggregate Individual Loan only as business funds (excluding the use for acquisition). The Agent and each Lender shall not be obliged to supervise and examine the actual purpose of the Aggregate Individual Loan.

Article 4 (Application of Aggregate Individual Loan)

(1)

If the Borrower desires to draw down the Aggregate Individual Loan, the Borrower shall indicate to All Lenders its intention to apply for the Aggregate Individual Loan by submitting the Drawdown Application to the Agent by noon at least three Business Days prior to the Desired Drawdown Date. The Borrower shall submit the Drawdown Application by facsimile and confirm the receipt of the Agent by telephone.

(2)

The amount of the Aggregate Individual Loan entered in the Drawdown Application shall be 20 million yen or greater with the units of 10 million yen or the Total Unused Commitment Amount. At the same time, Each Individual Loan Drawdown amount for All Lenders shall be less than the Unused Commitment Amount of the Lender on the Desired Drawdown Date shown in the Drawdown Application.

(3) The number of drawdowns of the Aggregate Individual Loan on the same Desired Drawdown Date shall be up to one drawdown.

(4)

The indication of intention to apply for a drawdown of the Aggregate Individual Loan pursuant to paragraph 1 shall be effective with respect to All Lenders upon the Agent’s receiving the Drawdown Application. After the Agent receives the Drawdown Application, the Borrower may not, for any reason, cancel or change the application for the Aggregate Individual Loan under paragraph 1 with respect to any of the Lenders. When the Agent receives a Drawdown Application from the Borrower, the Agent shall notify All Lenders of the Borrower’s application for the Aggregate Individual Loan and the details thereof, by sending a copy of the Drawdown Application to All Lenders at least three Business days prior to the Desired Drawdown Date.

Article 5 (Conditions Precedent for Drawdown of Each Individual Loan)

The Lender shall draw down Each Individual Loan in relation to the said Desired Drawdown Date upon the condition (irrespective of whether or not notice under Article 7, paragraph 1 was given) that all conditions set forth in each of the following items are satisfied on the Desired Drawdown Date. The satisfaction of such conditions shall be determined individually by each Lender, and no other Lender or the Agent shall be responsible for a Lender’s determination or refusal to make Each Individual Loan.

(i) The application for the Aggregate Individual Loan satisfies the requirements set forth under paragraphs 1 through 3 of the preceding Article.

(ii) The Lending Obligations of All Lenders have not been exempted pursuant to Article 8, paragraph 3.

(iii) All the matters described in each item of items of Article 19 are true and correct.

(iv) The Borrower has not breached any provision of this Agreement and there is no threat that such breach may occur on or after the relevant Desired Drawdown Date.

(v) The Borrower shall submit all of following documents to the Agent on the conclusion date of this Agreement and the Agent and All Landers shall satisfy the details thereof.

(a) A seal registration certificate of the representative of the Borrower to which the name and seal are affixed (it shall have been issued three months prior to the conclusion date of this Agreement)

(b) A certified copy of commercial registration, a certificate of all present matters, or a certificate of total historical records of the Borrower (it shall have been issued three months prior to the conclusion date of this Agreement)

(c) A copy with a certificate of the original Articles of Incorporation of the Borrower

(d) A seal and signature filed of the Borrower in the form prescribed by the Agent

(e) A copy with a certificate of the Borrower’s minutes of the board of directors meeting, an extract thereof, or the Confirmation Statement (it shall be a document certifying that all procedures required by Laws and Ordinances and internal company rules of the Borrower on the conclusion of this Agreement and the borrowing under this Agreement have been completed and contains a certificate of an authorized officer or employee) prepared in the form set forth in Appendix 2 attached to this Agreement, whereby the conclusion of this Agreement and the borrowing under this Agreement are approved

(f) A copy of a document showing the outline of capital expenditure projection in relation to the Purpose of Proceeds of each Aggregate Individual Loan (including but not limited to a construction contract and a construction plan)

(vi) The Landing Obligations of the said Lender have not yet terminated pursuant to the provisions of this Agreement.

Article 6 (Drawdown of Aggregate Individual Loan)

(1)

If a Lender receives an application for the Aggregate Individual Loan in accordance with Article 4 and does not give notice pursuant to Article 7, paragraph 1 and all conditions set forth in each item in the preceding Article are satisfied on each Desired Drawdown Rate, the Lender shall remit Each Individual Loan Drawdown Amount in relation to the said Drawdown Date to the Syndicate Account on the Desired Drawdown Date (the Lender shall complete the procedures to remit the amount to the Syndicate Account by 11:00 a.m. of the said Desired Drawdown Date). Each Individual Loan in relation to the said Desired Drawdown Date shall be deemed to have been made by that Lender as of the time of the remittance of Each Individual Loan Drawdown Amount in relation to the said Desired Drawdown Date to the Syndicate Account.

(2)

If the Aggregate Individual Loan is made pursuant to the preceding paragraph, the Borrower shall immediately send to the Agent the Receipt in the form shown in Appendix 3 attached to this Agreement or other receipts in the form designated by the Agent describing the amount of the Aggregate Individual Loan and the details of Each Individual Loan in relation to the Aggregate Individual Loan. The Agent shall, upon receiving such receipt, promptly provide a copy thereof to the Lender who made such Each Individual Loan. The Agent shall retain the original receipt on behalf of that Lender until Each Outstanding Individual Loan Money (on and after the Individual Loan Integration Date, Each Outstanding Loan Money) in relation to Each Individual Loan is repaid in full.

Article 7 (Refusal to Make Each Individual Loan)

(1)

A Lender who decides not to make Each Individual Loan for the reason that all or part of the conditions under Article 5 are not satisfied (the “Non-Drawdown Lender”) may notify the Agent, the Borrower and all other Lenders of the decision with the reason affixed thereto by 5:00 p.m. of the Business Day prior to the Desired Drawdown Date in relation to such Individual Loan. Provided, however, that if, notwithstanding the satisfaction of all the conditions under Article 5, such notice is given and such Individual Loan is not made, the Non-Drawdown Lender may not be released from liabilities arising from the breach of its Lending Obligations.

(2)

The Borrower shall be responsible for any damages, losses or expenses incurred by the Non-Drawdown Lender or the Agent as a result of the failure to make Each Individual Loan by that Non-Drawdown Lender. Provided, however, that the foregoing shall not apply if the failure to make such Individual Loan constitutes a breach of the Non-Drawdown Lender’s Lending Obligations.

Article 8 (Exemption of Lenders)

(1) If an Exemption Event occurs with respect to a Lender, the Agent shall immediately notify the Borrower and All Lenders of such event in writing.

(2)

After notice under the preceding paragraph is given, when the Majority Lenders (if it is difficult to clarify the intention of the Majority Lenders, the Agent) determine that such Exemption Event has been resolved, the Agent shall immediately notify the Borrower and All Lenders that the Exemption Event has been resolved.

(3)	All Lenders shall be exempted from their Lending Obligations during the Exemption Period.

Article 9 (Increased Costs and Illegality)

(1)	A Costs Increased Lender may request the Borrower to bear the Increased Costs. When such request is made, the Borrower shall pay the relevant Increased Costs to the relevant Costs Increased Lender.

(2)

When receiving the request set forth in the preceding paragraph, the Borrower may, by notifying the Agent and All Lenders, terminate the Lending Obligations on the day (the day shall be the day ten Business Day or more after the said notice; hereinafter the “Lending Obligations Termination / Increased Costs Desired Prepayment Date”) indicated in the said request if the Lending Obligations of the said Costs Increased Lender have not terminated and may prepay in full of the principal balance if the principal balance of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) of the said Costs Increased Lender exists. In this case, if the Lending Obligations of the Costs Increased Lender have not terminated and the principal balance of Each Individual Loan of such Costs Increased Lender exist, the Borrower may not be allowed to desire either the termination of Lending Obligations of the said Costs Increased Lender or the prepayment of the principal balance of the Costs Increased Lender’s Each Individual Loan.

(3)

When the notice set forth in the first sentence of the paragraph 2 is given and such notice notifies to the effect that the termination of Lending Obligations is desired, the Lending Obligations of the said Costs Increased Lender shall cease to be effective on the Lending Obligations Termination / Increased Costs Desired Prepayment Date. In this case, the Borrower shall pay to Costs Increased Lender pursuant to the provisions of Article 17, all obligations (including the principal amount of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) whose Due Date arrives in and after the day following the Lending Obligations Termination / Increased Costs Desired Prepayment Date, the accrued interest in relation to the said principal and the Break Funding Cost (if any) as well as the Increased Costs requested to be paid) owed to the Costs Increased Lender under this Agreement on the Lending Obligations Termination / Increased Costs Desired Prepayment Date. Until the Borrower completes the performance of all obligations owed to the Costs Increased Lender under this Agreement, as long as the performance of such obligations is concerned, the relevant clauses of this Agreement shall survive in full force and effect also in relation with Costs Increased Lender.

(4)	If the conclusion and the performance of this Agreement as well as transactions thereunder become contrary to any Laws and Ordinances binding upon any Lender, such Lender may, by notifying the

Borrower via the Agent to that effect, (i) when the maintaining of the Lending Obligation, a drawdown of Each individual Loan or funding for making Each Individual Loan is deemed to be illegal, terminate the Lending Obligations of the Lender as of the day preceding the day of such deemed illegality, and (ii) when the maintaining of the Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) already drawn down is deemed to be illegal on or before the Due Date in relation to such Individual Loan (on and after the Individual Integration Date, such Each Loan), request the Borrower to pay the total amount of Each Outstanding Individual Loan Money (on and after the Individual Loan Integration Date, Each Outstanding Loan Money) of the said Each Individual Loan (on and after the Individual Loan Integration Date, such Each Loan) by deeming the Due Date of the said Each Individual Loan (on or after the Individual Loan Integration Date, such Each Loan) to have arrived on the preceding day (if the due date to be paid is in stipulated in Laws and Ordinances, the day stipulated in such Laws and Ordinances) of such deemed illegality.

Article 10 (Repayment of Principal)

(1) On the Individual Loan Integration Date, all of Each Individual Loan by the Lender shall be integrated into a single Loan (hereinafter, the “Each Loan”) for each Lender.

(2)

The Borrower shall, pursuant to the provisions set forth in Article 17, pay the principal of the Aggregate Loan to All Lenders in relation to the Aggregate Loan in accordance with the Repayment Schedule in Appendix 2 attached to this Agreement on each Principal Repayment Date During the Term and the Maturity Date, with the amount (any fraction less than one yen shall be rounded down, and the repayment amount of principal on the Maturity Date shall be the amount of the principal amount of the Aggregate Loan less the total repayment amount of the principal on each Principal Repayment Date During the Term) for which the principal amount is equally divided into 48. The amount to be repaid to the said Lender on the Principal Repayment Date During the Term shall be the amount obtained by dividing the principal amount of the Aggregate Loan to be repaid by the Borrower to All Lenders in relation to the Aggregate Loan on the Principal Repayment Date During the Term in accordance with the Commitment Ratio, and the amount to be repaid to each Lender on the Maturity Date shall be remaining principal amount of Each Loan of the said Lender on the Maturity Date.

Article 11 (Interest)

(1)

The Borrower shall pay to each Lender on the Interest Payment Date, the ending day of the Interest Calculation Period, in accordance with the provision of Article 17, the total amount of interest calculated as the principal amount of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) not repaid in relation to the Interest Calculation Period during each Interest Calculation Period for each Lender, multiplied by (i) the Applicable Interest Rate during the

Interest Calculation Period, and (ii) the actual number of days during the Interest Calculation Period.

(2)

The calculation method for interest in the preceding paragraph shall be on a per diem basis, with inclusive of first day and exclusive of last day, assuming that there are 365 days per year, wherein divisions shall be done at the end of the calculation, and fractions less than one yen shall be rounded down.

Article 12 (Prepayment)

(1)

The Borrower may not prepay all or any part of the principal of the Aggregate Loan (on and after the Individual Loan Integration Date, the Aggregate Individual Loan) to be paid on any Principal Repayment Date During the Term or the Maturity Date (hereinafter, the “Prepayment) pursuant to Article 10, before on such Principal Repayment Date During the Term or the Maturity Date. Provided, however, that this shall not apply if the Prepayment is made pursuant to Article 9, or if the Borrower, in accordance with the procedures set forth in the following paragraphs, obtains the prior written approval of All Lenders and the Agent.

(2)

If the Borrower desires to make the Prepayment, the Borrower shall give a written notice to the Agent at least 15 Business Days prior to the date the Borrower desires to make the Prepayment (hereinafter, the “Desired Prepayment Date”), stating (a) the principal amount (the amount shall be the total amount of the principal balance of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan) or 50 million yen or greater with the units of 50 million yen. If the amount of the desired Prepayment is not the total amount of the principal balance of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan), the said amount shall be prepaid to the said Lender in proportion to the principal amount of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) in relation to the Aggregate Individual Loan of the Lender), (b) a payment on the same day of all of the interest accrued (hereinafter, the “Accrued Interest”) during the period until the Desired Prepayment Date (inclusive) in respect to the desired prepayment principal, and (c) the Desired Prepayment Date. The Agent shall, immediately after the receipt of the notice from the Borrower shall notify the All Lenders of the details of (a) through (c) in this paragraph and the said Lender shall notify the Agent of whether or not it approves such Prepayment at least 10 Business Days prior to the Desired Prepayment Date. If such notice from the Lender does not reach the Agent at least 10 Business Days prior to the Desired Prepayment Date, it shall be deemed that such Lender has not approved such Prepayment. The Agent shall determine the approval or disapproval of the Prepayment, and notify the Borrower and the Agent of the determination at least eight Business Days prior the Desired Prepayment Date.

(3)	If the Prepayment is approved in accordance with the preceding paragraph and when the Desired Prepayment Date is a day other than the Interest Payment Date, All Lenders shall notify the Borrower and the Agent of the amount of the Break Funding Cost at least two Business Days prior to the Desired Prepayment Date. The Borrower shall pay on the Desired Prepayment Date, in accordance with the provisions set forth in Article 17, the total of the principal, the Accrued Interest and the Break Funding Cost (if any) in respect of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan) to be prepaid. Even if such prepayment is made, the Lending Obligations of each Lender in respect to Each Individual Loan the Drawdown Date of which arrives thereafter shall in no way be affected.

(4)

If a portion of the principal of the Aggregate Loan is prepaid in accordance with the provisions of this Article, the payment shall be applied in the order of the principal the Due Date of which comes later, which is included in the principal amount to be repaid to the Lender on each Principal Repayment Date set forth in the Repayment Schedule shown in Appendix 2 attached to this Agreement.

Article 13 (Default Interest)

(1)

If the Borrower defaults in the performance of its obligations under this Agreement owing to a Lender or the Agent, the Borrower shall, immediately upon the Agent’s request and in accordance with Article 17, for the period commencing on the Due Date (inclusive) of such defaulted obligation (hereinafter in this Article, the “Defaulted Obligations”) and ending on the day (inclusive) the Borrower performs all Defaulted Obligations, pay default interest calculated by multiplying the amount of the Defaulted Obligations by the rate of 14% % per annum (to the extent not in violation of Laws and Ordinances).

(2)

The calculation method for such default interest in the preceding paragraph shall be on a per diem basis, with inclusive of first and last day, assuming that there are 365 days per year, wherein divisions shall be done at the end of the calculation, and fractions less than one yen shall be rounded down.

Article 14 (Commitment Fee)

(1)

The Borrower shall pay to the Lender, for each Commitment Fee Calculation Period, the Commitment Fee of the amount calculated by multiplying the average balance of the Unused Commitment Amount in relation to such Lender during the Commitment Fee Calculation Period by the Commitment Fee Rate on any day within five Business Days from the ending day of the Commitment Fee Calculation Period that the Agent notifies the Borrower and All Lenders. If the Each Individual Loan is drawn down by the Lender or the Commitment Amount pursuant to Article 2, paragraph 5 is changed, each Unused Commitment Amount of the said Lender on the date of the said drawdown or change shall be each Unused Commitment Amount that is changed due to such drawdown or change. The calculation of the Commitment Fee under this Agreement by the Agent shall be definite and binding unless there is a clear error.

(2)

Regardless of the provisions of the preceding paragraph, if the Lending Obligations of All Lenders are exempted pursuant to the provisions of Article 8, paragraph 3, the Borrower shall assume no obligations to All Lenders to pay the Commitment Fee for the Exemption Period.

(3)

Regardless of the provisions of the paragraph of this Article, if the figure (shown in percentage) calculated by using the calculation formula below for such Commitment Fee Calculation Period on the ending day of any of the Commitment Fee Calculation Period in relation to any of nonbank Lenders (meaning the Lenders registered pursuant to Article 3, paragraph 1 of the Money Lending Business Act; the same shall apply in this paragraph) exceeds 15% per annum, the Borrower shall assume no obligation to such nonbank Lender to pay the interest and the Commitment Fee for a portion exceeding 15% per annum. The Agent shall assume no obligations to confirm whether the figure calculated by using such calculation formula exceed 15% per annum.

Calculation formula: (Total of Commitment Fees to be paid to such nonbank Lender + Total of interest and Break Funding Cost in respect to all of Each Individual Loan in relation to such nonbank Lender) / (Total of average principal amount of all of Each Individual Loan in relation to such nonbank Lender) × 365 / (Actual number of days of Commitment Fee Calculation Period) (%)

(4)

The calculation method for the Commitment Fee pursuant to paragraph 1 of this Article shall be on a per diem basis, with inclusive of first and last day, assuming that there are 365 days per year, wherein divisions shall be done at the end of the calculation, and fractions less than one yen shall be rounded down.

Article 15 (Agent Fee)

The Borrower shall pay the Agent Fee to the Agent as separately agreed between the Borrower and the Agent, for the performance of the Agent Services set forth in this Agreement.

Article 16 (Expenses, Taxes and Public Charges, and Break Funding Cost)

(1)

All expenses (including attorney’s fees) incurred in connection with the preparation and any revision or amendment of this Agreement and any documents related hereto, and all expenses (including attorney’s fees) incurred in relation to the maintenance and enforcement of the rights or the performance of the obligations by the Lender or the Agent pursuant to this Agreement and documents related hereto shall be borne by the Borrower to the extent that it is not in violation of Laws and Ordinances. If any Lender or the Agent has paid these expenses in the place of the Borrower, the Borrower shall, immediately upon the Agent’s request, pay the same in accordance with the provision of Article 17.

(2) The stamp duties and any other similar Taxes and Public Charges incurred in relation to the preparation, amendment or enforcement of this Agreement and any documents related hereto shall be borne by the Borrower. If any Lender or the Agent has paid these Taxes and Public Charges in the place of the Borrower, the Borrower shall, immediately upon the Agent’s request, pay the same in accordance with the provision of Article 17.

(3)

If the principal of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) of the Lender is repaid or set off on the day other than the Interest Payment Date due to a reason not attributable to the Lender, and when the Reinvestment Rate in relation to Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) so repaid or set off falls below the Applicable Rate for the Interest Calculation Period in which the date of the said repayment or setoff in relation to the Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) is included, the Borrower shall, except the cases set forth separately in this Agreement, pay to the said Lender the Break Funding Cost pertaining to the said repayment or setoff on the same day as the date of the repayment or setoff in accordance with the provisions of Article 17.

Article 17 (Performance of Borrower’s Obligations)

(1)

In order to repay the obligations under this Agreement, the Borrower shall, without breaching Laws and Ordinances, transfer the relevant amount to the Agent’s Account (i) by the Due Time, for those obligations the Due Date of which is provided for herein, or (ii) immediately upon the Agent’s request, for those obligations the Due Date of which is not provided for herein. In such cases, the Borrower’s obligations to the Agent or a Lender shall be deemed to have been performed upon the time of the transfer to the Agent’s Account.

(2)

Unless otherwise provided for in this Agreement, the Borrower may not pay directly to a Lender other than the Agent the amounts owing under this Agreement contrary to the preceding paragraph. The Lender received such payment shall pay the money received to the Agent immediately, and the obligations with respect to such money shall be deemed to have been performed upon the Agent’s receipt of such money. The Borrower may not perform its obligations under this Agreement by deed-in-lieu of performance (daibutsu bensai) unless the Agent and All Lenders give their prior written approval.

(3)

The Borrower’s payments pursuant to this Agreement shall be applied in the order set forth below:

(i) those expenses to be borne by the Borrower under this Agreement, which the Agent has incurred in the place of the Borrower, and the Agent Fee and the default interest related thereto,

(ii) those expenses to be borne by the Borrower under this Agreement, payable to a third party,

(iii) those expenses to be borne by the Borrower under this Agreement, which any Lender has incurred in place of the Borrower and default interest related thereto,

(iv) the default interest (excluding the default interest set forth in items 1 and 3 of this paragraph) and the Break Funding Cost,

(v) the Commitment Fee

(vi) the interest on the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan)

(vii) the principal of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan)

(4)

Upon the application under the preceding paragraph, if the amount to be applied falls short of the amount outlined in any of the items thereunder, with respect to the first item not fully covered (the “Item Not Fully Covered”), the remaining amount, after the application to the item of the next highest order of priority, shall be applied after the proration in proportion to the amount of the individual payment obligations owed by the Borrower in respect to the Item Not Fully Covered, which the Due Date has arrived.

(5)

Unless otherwise required by Laws and Ordinances, the Borrower shall not deduct Taxes and Public Charges from the amount of obligations to be paid pursuant to this Agreement. If it is necessary to deduct Taxes and Public Charges from the amount payable by the Borrower, the Borrower shall additionally pay the amount necessary in order for the Lender or the Agent to be able to receive the amount that it would receive if no Taxes and Public Charges were imposed. In such cases, the Borrower shall, within thirty days from the date of payment, directly send to the Lender or the Agent the certificate of tax payment in relation to withholding taxes issued by the tax authorities or other competent governmental authorities in Japan.

Article 18 (Distribution to Lenders)

(1)

If there still exist any remaining amounts after deducting the amount equivalent to the amount described in paragraph 3, items (i) and (ii) of the preceding Article from the amount received pursuant to the preceding paragraph, the Agent shall immediately distribute such remaining amount to the Lenders in accordance with the provisions of this Article 18.

(2)

If, prior to distribution by the Agent to the Lenders pursuant to this Article 18, (a) an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) in relation to the Loan Receivables is served on the Borrower, (b) an assignment in relation to the Loan Receivables is made, or (c) repayment is made by a third party, the rights and obligations of the Borrower, the Agent and the Lenders shall be regulated in accordance with the following provisions:

(a)

(i) If the Agent completes the distribution to the Lenders pursuant to this Article 18 before receiving notice from the Borrower pursuant to Article 20, paragraph 5 that it has received service of an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) with respect to the Loan Receivables:

In this case, even if the creditor obtaining an order for provisional attachment

(kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae), the Borrower, the Lenders or any other third party suffers damages, losses or expenses (the hereinafter in this Article, the “Damages”) as a result of such distribution by the Agent, the Agent shall not be liable in relation thereto, and the Borrower shall deal with them at its own cost and liability. The Borrower shall compensate the Agent for any Damages incurred by the Agent due to such distribution.

(ii) If the Agent, before the completion of the distributions to the Lenders pursuant to this Article 18 after the performance of obligations by the borrower pursuant to the provisions of paragraphs 1 and 2 of the preceding Article, receives notice from the Borrower pursuant to Article 20, paragraph 5 that it has received service of an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) with respect to the Loan Receivables for which such distribution is made:

In this case, (i) with respect to the money relating to such notice, the Agent may withhold the distributions pursuant to this Article 18, and may take other measures in the manner that the Agent deems reasonable; and (ii) the Agent shall distribute the money paid by the Borrower excluding those subject to such notice in accordance with the application method set forth in paragraphs 3 and 4 of the preceding Article. If the creditor obtaining an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae), the Borrower, the Lenders or any other third party suffers any Damages as a result of the measures taken pursuant to this item (i) or the distribution by the Agent pursuant to this item (ii), the Agent shall not be liable in relation thereto, and the Borrower shall deal with them at its own cost and liability. The Borrower shall compensate the Agent for any Damages incurred by the Agent due to such measures for distribution or such distribution.

(iii) If the Agent receives notice from the Borrower pursuant to Article 20, paragraph 5 that it has received service of an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) before the performance of obligations by the Borrower pursuant to paragraphs 1 and 2 of the preceding Article:

In this case, the Agent shall make a distribution pursuant to the methods set forth in paragraphs 3 and 4 of the preceding Article by deeming that the receivables pertaining to the said notice do not exist. If the creditor obtaining an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae), the Borrower, the Lenders or any other third party suffers any Damages as a result of the distribution by the Agent, the Agent shall not be liable in relation thereto, and the Borrower shall deal with them at its own cost and liability. The Borrower shall compensate the Agent for any Damages incurred by the Agent due to such distribution.

(b)

If the Assignor and the Assignee, under joint names, notify the Agent of an assignment of the Loan Receivables in accordance with Article 29, paragraph 1. If the Loan Receivables are assigned pursuant to the provisions of Article 29, this item shall apply with replacing the Assignor with the Assigning Lender and the Assignee with the Successive Lender:

In this case, the Agent shall, after receiving such notice, immediately commence all administrative procedures necessary in order to treat such Assignee as the creditor of such Loan Receivables, and the Agent shall be exempt insofar as the Agent treats the previous Lender as the party in interest until the Agent notifies the Borrower, the Assignor and the Assignee that such procedures have been completed. If the Assignee or any other third party suffers Damages due to such treatment by the Agent, the Agent shall not be liable in relation thereto, and the Borrower and the Assignor of such Loan Receivables shall deal with them at their own cost and liability. The Borrower and the Assignor of such Loan Receivables shall jointly compensate the Agent for any Damages incurred by the Agent arising out of this item (b).

(c)

If the third party who repaid pursuant to Article 30, paragraph 2 and the Lender who received such repayment, under joint names, or if the Borrower, under its single name, notifies the Agent of the repayment by the third party pursuant to Article 30, paragraph 2:

In this case, the Agent shall, after receiving either of such notices, immediately commence all administrative procedures necessary in order to treat a right of recourse and receivables by subrogation obtained by the said third party as the Loan Receivables, and the Agent shall be exempt if the Agent treats such repayment by the third party as not having been made until the Agent notifies the Borrower, the third party and the Lender who received the repayment by the third party that such procedures have been completed.

If such third party or any other third party suffers Damages due to such treatment by the Agent, the Agent shall not be liable in relation thereto, and the Borrower and the Lender who received the repayment by the third party shall deal with them at their own cost and liability. The Borrower and the Lender who received the repayment by the third party shall jointly compensate the Agent for any Damages incurred by the Agent arising out of this item (c).

(3)

The distributions by the Agent to the Lenders shall be made in order, starting from paragraphs 3, items (iii) to (vii) of the preceding Article. If there is an Item Not Fully Covered in respect to the amounts to be distributed, the application and distribution with respect to such Item Not Fully Covered shall be made in accordance with the provisions of paragraph 4 of the preceding Article. In this case, each Lender may, regardless of the provisions of paragraphs 3 and 4 of the preceding Article, at its discretion, determine the order and the method for the application to Borrower’s repayment of obligations to such Lender in respect to the amount so distributed, and the Borrower may not make an objection to such determination. Notwithstanding this, even if any of Lenders made an application to repayment in an order different from the order set forth in the provisions of paragraphs 3 and 4 of the preceding Article, the Agent may deem that such Lender has made an application in accordance with the provisions of paragraphs 3 and 4 of the preceding Article, and thereafter the Agent may make a distribution to each Lender on the assumption that all of Lenders made an application in accordance with the provisions of paragraphs 3 and 4 of the preceding Article, and insofar as the Agent makes such distribution, the Agent shall not assume any liability even if the distributed amount is different from the amount of the application by the Lender.

(4)

If the remittance set forth in paragraph 1 of the preceding Article is made later than the Due Time, the Agent shall not assume an obligation to make the distribution set forth in paragraph 1 during the day. In this case, the Agent shall make a distribution immediately after receiving the remittance, and the Damages incurred by the Lender or the Agent due to such distribution shall be borne by the Borrower.

(5)

Upon request from the Agent, and if such request is based on a reasonable cause, the Lenders receiving such request shall immediately notify the Agent of the amount (including specifics) of the receivables they hold against the Borrower under this Agreement. In this case, the obligation of the Agent to make distributions set forth in paragraph 1 shall arise at the time all such notices reach the Agent. In the case where a Lender delays this notice without reasonable cause, such Lender shall bear any Damages incurred by any Lender or the Agent due to such delay.

(6)

The Agent may make a distribution to the Lender by the Temporary Advancement (but no obligations). The Temporary Advancement does not mean the performance of Borrower’s obligations. If the Temporary Advancement is made, and when the Borrower does not perform the obligations pertaining to such Temporary Advancement by the Due Time, the Lender who received the distribution pursuant to this paragraph shall, immediately upon the Agent’s request, reimburse to the Agent the amount of such Temporary Advancement that it received. The Lender shall, immediately upon the Agent’s request, pay to the Agent any Temporary Advancement Costs required in making such Temporary Advancement, per the amount of Temporary Advancement that it received. If the Lender pays the Temporary Advancement Costs to the Agent, the Borrower shall compensate the Agent for the Temporary Advancement Costs. If the Agent has completed procedures for the Temporary Advancement of the distribution to the Lender before receiving notice from the Borrower pursuant to Article 20, paragraph 5 that it has received service of an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) with respect to the Loan Receivables for which such distribution is made, if the creditor obtaining an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae), the Borrower, the Lenders or any other third party suffers any Damages as a result of the distribution by the Agent, the Agent shall not be liable in relation thereto, and the Borrower shall deal with them at its own cost and liability. If the Agent suffers any Damages

(including, but not limited to, the money not reimbursed or not paid in case of the non-reimbursement or non-payment of the money to be reimbursed or to be paid to the Agent by the Lender set forth in the third sentence and fourth sentence of this paragraph) as a result of the Temporary Advancement of the distribution, the Borrower shall make compensation.

Article 19 (Borrower’s Representations and Warranties)

The Borrower represents and warrants to a Lender and the Agent that each of the following items is true and correct as of the execution date of this Agreement and each Drawdown Date.:

(i) The Borrower is a stock company duly incorporated and validly existing under the laws of Japan.

(ii)

The execution and performance of this Agreement by the Borrower and any transactions associated herewith are within the corporate purposes of the Borrower and the Borrower has duly completed all procedures necessary therefor under the Laws and Ordinances, the Articles of Incorporation and other internal company rules of the Borrower.

(iii)

The execution and performance of this Agreement by the Borrower and any transactions associated herewith does not result in (a) any violation of Laws and Ordinances which bind the Borrower, (b) any breach of its Articles of Incorporation and other internal company rules of the Borrower, and (c) any breach of a third-party contract to which the Borrower is a party or which binds the Borrower or the assets of the Borrower.

(iv)

The person representing the Borrower who signed or attached his/her name and seal to this Agreement is authorized to sign or attach his/her name and seal to this Agreement as the representative of the Borrower by all procedures necessary pursuant to the Laws and Ordinances, Articles of Incorporation or other internal company rules of the Borrower.

(v)

This Agreement constitutes legal, valid and binding obligations of the Borrower, and is enforceable against the Borrower in the performance of this Agreement in accordance with the provisions of this Agreement.

(vi)

The Financial Statements (if an audit is obliged to be conducted on such Financial Statements pursuant to the Laws and Ordinances and other audits are conducted, the audited Financial Statements) (if the Borrower prepares the Reports, the Reports) prepared by the Borrower are accurately and duly prepared in accordance with the accounting standards which is generally accepted as fair and appropriate one in Japan.

(vii)

No material change, which may materially affect the performance of obligations by the Borrower under this Agreement in respect to information provided by the Borrower to the Agent or the Lender in relation to this Agreement, has occurred, and after the last day of the Accounting Period ended March 2011, no material change, which may cause a deterioration of the business, assets, or financial condition of the Borrower described in the Financial

Statements (if an audit is obliged to be conducted on such Financial Statements pursuant to the Laws and Ordinances and other audits are conducted, the audited Financial Statements) (if the Borrower prepares the Reports, the Reports) prepared by the Borrower for such Accounting Period and the accounting documents and which may materially affect the performance of the obligations of the Borrower under this Agreement, has occurred.

(viii)

No lawsuit, arbitration, administrative procedure, or any other dispute has commenced or is likely to commence with respect to the Borrower, which will or may materially cause adverse effects on the performance of its obligations under this Agreement.

(ix)	No event set forth in items of paragraph 1 or 2 of Article 21, nor an event constituting such an event due to notices or the passage of time or due to the both, has occurred or is likely to occur.

(x)	The Borrower shall not fall under any of the following (a) through (h).

(a) An organized crime group (boryokudan) (meaning a group the members (including the members of the member group of such group) of which may promote violent and unlawful acts, etc. collectively or habitually; the same shall apply hereinafter in this item)

(b) An organized crime group member (meaning a member constituting an organized group; the same shall apply hereinafter in this item)

(c) A quasi member of an organized crime group (meaning a person who has a relation with organized crime groups other than the member of an organized crime group and may conduct violent and unlawful acts, etc. on the back of the force of an organized crime group, or a person who cooperates in or is involved with the maintenance or operation of an organized crime group for example by providing funds or weapons, etc. to an organized crime group member; the same shall apply hereinafter in this item)

(d) An organized crime group related enterprise (meaning an enterprise where an organized crime group member is actually involved with its management, or an enterprise managed by the quasi member of an organized crime group or a former organized crime group member, which is actively cooperates in or is involved with the maintenance or operation of the organized crime group for example by providing funds or weapons, etc. to an organized crime group, or an enterprise that actively uses an organized crime group and cooperates in the maintenance or operation of the organized crime group such as in the execution of its business)

(e) A corporate racketeer (soukaiya), etc. (meaning a corporate racketeer or a corporate ruffian, etc. who may conduct violent and unlawful acts, etc. in pursuit of illegal interest targeting at enterprises, etc. and poses a threat to the security of civilian life)

(f) A ruffian calling for a social movement (meaning one which conducts a false social movement or political activity or calls for it, and may conduct violent and unlawful acts,

etc. in pursuit of illegal interest targeting at enterprises, etc., thereby posing a threat to the security of civilian life)

(g) Special intellectual violent group, etc. (meaning a group or an individual person, other than those listed in above (a) through (f), who uses the force of an organized crime group on the back of a relation with the organized crime group, or has a financial relation with  an organized crime group and is a core of structural unjust acts

(h) Those equivalent to those listed in above (a) through (g)

Article 20 (Borrower’s Covenants)

(1)

The Borrower covenants to perform, at its expense, the matters described in each of the following items on and after the date of this Agreement, and until the Borrower completes the performance of all of its obligations under this Agreement to each Lender and the Agent.

(i) If any event set forth in each item of paragraph 1 or 2 of Article 21, or an event constituting such an event due to notices or the passage of time or due to the both has occurred, or is likely to occur, the Borrower shall immediately notify the Agent and All Lenders thereof.

(ii) If the Borrower prepares the Financial Statements, the Borrower shall immediately submit to the Agent and All Lenders a copy of such Financial Statements, and the documents in the form shown in Appendix 4 attached to this Agreement that could confirm the compliance of matters set forth in paragraph 4 if such Financial Statements are those pertaining to the Accounting Period of the Borrower. Notwithstanding this, If the Borrower prepares the Reports, the Borrower shall, upon submitting the same to the head of the competent Financial Bureau, immediately submit a copy of such Reports to the Agent and All Lenders in place of a copy of the Financial Statements. If the Borrower discloses the Reports electronically by the Electronic Disclosure System (the Electronic Data Processing System for Disclosure set forth in Article 27, 30-2 of the Financial Instruments and Exchange Act) (EDINET) related to disclosure documents of the annual securities reports under the Financial Instruments and Exchange Act, such copy shall be deemed to have been submitted at the time the Borrower has notified the Agent and All Lenders of the disclosure. If the Agent or any of Lenders requests the Borrower to submit a copy of the Reports, the Borrower shall immediately submit a copy of such Reports to the Agent and the Lender. If such Financial Statements (if the Borrower prepares the Reports, the Reports) are prepared, such documents shall be prepared accurately and legally in light of the accounting standards which is generally accepted as fair and appropriate one in Japan.

(iii) If the Borrower prepares the Financial Statements or the Reports for the Accounting Periods ending on and after the day of the execution of this Agreement, the Borrower shall immediately submit to the Agent and All Lenders the documents in the form shown in Appendix 5 attached to this Agreement that could confirm the compliance of matters set forth in paragraph 1 of Article 30.

(iv) Upon a request made by the Agent or a Lender through the Agent, the Borrower shall immediately notify the Agent and All Lenders of the conditions of the assets, management, or businesses of the Borrower and its Subsidiaries and Affiliates, and shall provide the necessary assistance to facilitate the investigations thereof.

(v) If any material change has occurred, or is likely to occur by the passage of time, to the conditions of the assets, management, or businesses of the Borrower or its Subsidiaries and Affiliates, or if any lawsuit, arbitration, administrative procedure, or any other dispute, which will materially affect, or is likely to materially affect, the performance of the obligations of the Borrower under this Agreement, has commenced, or is likely to commence, the Borrower shall immediately notify the Agent and All Lenders thereof.

(vi) If the Borrower, its Subsidiaries or its Affiliates change their organization (having the meaning defined in Article 2, item 26 of the Companies Act; the same shall apply hereinafter in this item), or if the Borrower, its Subsidiaries or its Affiliates make a revision of the Articles of Incorporation that any of organizations set forth in Article 326, paragraph 2 of the Companies Act is newly established or not be established, the Borrower, its Subsidiaries or its Affiliates shall notify the Agent and All Lenders to that effect no later than 15 Business Days prior to the change of organization or the revision of the Articles of Incorporation.

(vii) If any of the items described in the preceding Article is found untrue, the Borrower shall immediately notify the Agent and All Lenders thereof.

(2)

If the Majority Lenders determine that it is necessary to preserve receivables from the Borrower under this Agreement and request in writing the Borrower to preserve such receivables through the Agent, the Borrower shall ensure to immediately offer security interest on Borrower’s assets designated by the Majority Lenders and the Agent by making such assets secured receivables under this Agreement owed by the Borrower to All Lenders and the Agent, in the form and the contents satisfactory to the Majority Lenders and the Agent with the same priority as each Lender and the Agent.

(3)

The Borrower shall, on and after the execution date of this Agreement, and until the Borrower completes the performance of all of its obligations under this Agreement to the Lender and the Agent, ensure to be in compliance with matters described in the items below:

(i)

The Borrower will maintain licenses and other similar permits that are necessary to conduct the Borrower’s main business, and continue to carry out the business in compliance with all Laws and Ordinances.

	(ii)	The Borrower will not change its main business.

(iii)

The Borrower will not, unless otherwise specified in the Laws and Ordinances, subordinate the payment of any of its debts under this Agreement to the payment of any unsecured and non-subordinate debts (including any secured debts that will not be fully collected after the foreclosure sale of the security), or at least will treat them equally.

(iv)

Unless there is an approval of the Agent and All Lenders, the Borrower will not enter into any merger, company split, exchange or transfer of shares of the Borrower or the Borrower’s Subsidiaries, which will or may have a material effect on the performance of the Borrower’s obligations under this Agreement, assign (including an assignment for a sale and leaseback transaction) all or a part of the business or assets of the same to a third party, reduce the capita of the same, or succeed to all or a part of the material business or assets of a third party.

	(v)	The Borrower shall not fall under any of item 10, (a) through (h) of Article 19.

(vi)

The Borrower shall not conduct any act falling under any of the following (a) through (e) by using itself or a third party.

(a) Violent demands

(b) Unlawful demands beyond legal liability

(c) Any act using threatening words and actions or violence in relation to a transaction

(d) Any act that is detrimental to the credibility of the Lender or the Agent by spreading rumors or using fraudulent means or force, or any act that interferes the business of the Lander or the Agent

(e) Other acts similar to above (a) through (d)

(4)	(i)

The Borrower shall ensure to maintain the amount of net assets of its nonconsolidated balance sheet as of the last day of the Accounting Period of its each fiscal year, at the amount of 75% or the greater of the amount of net assets as of the last day of the latest Accounting Period of such Accounting Period and the amount of the net assets of its nonconsolidated balance sheet as of the last day of the Accounting Period ended March 2011.

(ii)

The Borrower shall ensure to maintain the amount of net assets of its consolidated balance sheet as of the last day of the Accounting Period of its each fiscal year, at the amount of 75% or the greater of the amount of the net assets as of the last day of the latest Accounting Period of such Accounting Period and the amount of the net assets of its consolidated balance sheet as of the last day of the Accounting Period ended March 2011.

(iii)

The Borrower shall ensure that it does not post a recurring loss for the second consecutive fiscal year in relation to the recurring profit/loss of its nonconsolidated balance sheet for the Accounting Period of its each fiscal year.

(iv)

The Borrower shall ensure that it does not post a recurring loss for the second consecutive fiscal year in relation to the recurring profit/loss of its consolidated balance sheet for the Accounting Period of its each fiscal year.

(5)

If the Borrower received service of an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae) or attachment (sashiosae) in relation to the Lending Obligations, it shall immediately notify All Lenders to that effect in writing along with a copy of such order.

Article 21 (Acceleration)

(1)

If any of the events described in the items below has occurred with respect to the Borrower, all of the Borrower’s debts under this Agreement payable to All Lenders and the Agent shall automatically become due and payable without any notice or demand by a Lender or the Agent, and the Borrower shall immediately pay the principal of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan) and the interest and Break Funding Costs and any other payment obligation that the Borrower owes pursuant to this Agreement in accordance with the provisions of Article 17, whereby All Lenders’ Lending Obligations shall cease to be effective:

(i)

If any payment by the Borrower has been suspended, or if a petition (including similar petition filed outside Japan) of commencement of bankruptcy (hasan) procedures, commencement of civil rehabilitation procedures (minjisaiseitetuzuki-kaishi), commencement of corporate reorganization procedures (kaishakoseitetuzuki-kaishi), commencement of special liquidation (tokubetuseisan-kaishi), or commencement of any other similar legal procedures against the Borrower is submitted, or these procedures are commenced;

	(ii)	If the resolution for dissolution is adopted or the Borrower receives order of dissolution (excluding the dissolution as a result of an absorption-type merger or an incorporation-type merger);

	(iii)	If the Borrower abolishes its business;

	(iv)	If transactions of the Borrower have been suspended by a clearinghouse; or

(v)

If any order or notice of provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae), or attachment (sashiosae) (including any similar procedure taken outside Japan) has been sent out, or if any lawsuit that orders an enforcement of preservative attachment (hozen-sashiosae) or attachment (sashiosae) has been filed, with respect to the deposit receivables or other receivables held by the Borrower against a Lender.

(2)

If any of the events described in the items below has occurred with respect to the Borrower, all of the Borrower’s debts under this Agreement payable to All Lenders and the Agent shall become due and payable upon notice to the Borrower from the Agent, after request by a Majority Lender, and the Borrower shall immediately pay the principal of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan) and the interest and Break Funding Costs and any other payment obligation that the Borrower owes pursuant to this Agreement in accordance with the provisions of Article 17, whereby All Lenders’ Lending Obligations shall cease to be effective:

	(i)	If the Borrower has defaulted in performing when due its payment of monetary obligations, whether under this Agreement or not, payable to a Lender or the Agent in whole or in part;

	(ii)	If any matter described in the items of Article 19 has been found to be untrue;

	(iii)	Except for the cases described in item (i) of this paragraph, if the Borrower breached any of its obligations under this Agreement, and such breach has not been remedied for 10 or more Business Days;

(iv)

If any order or notice of attachment (sashiosae), provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae), or provisional disposition (kari-shobun) (including any similar procedure taken outside Japan) has been sent out or auction procedures (keibaitetuzuki) have been commenced with respect to anything that is the subject of security offered by the Borrower;

	(v)	If any of the outstanding corporate bonds issued by the Borrower have become due and payable before the original due date;

(vi)

If the Borrower delays in the performance of the whole or part of the monetary debts other than those under this Agreement, or those debts have become due and payable by their due date, or in relation to Borrower’s guarantee obligations on debts assumed by a third party, the Borrower delays in the performance of the whole or in part thereof regardless of the occurrence of an obligation to perform such obligations

	(vii)	If the Borrower has suspended its business or received dispositions such as suspension of business or others from the competent government authority and other authorities;

	(viii)	A petition for specific conciliation (tokutei-chotei) is submitted; or

	(ix)	Except for the preceding items, the situation of Borrower’s assets deteriorates or may deteriorate and thereby it is found necessary to preserve receivables

(3)

If the notice dispatched pursuant to the preceding paragraph has been delayed or has not been delivered to the Borrower due to fault of the Borrower, all of the Borrower’s debts under this Agreement shall become due and payable by the time such request or notice should have been delivered, and the Borrower shall immediately pay the principal of the Aggregate Individual Loan (on and after the Individual Loan Integration Date, the Aggregate Loan) and the interest and Break Funding Costs and any other payment obligations that the Borrower owes pursuant to this Agreement, in accordance with the provisions of Article 17, whereby All Lenders’ Lending Obligations shall cease to be effective.

(4)

If a Lender has become aware of the occurrence of any events described in the items (i) through (iv) of paragraph 1 or the items of paragraph 2 with respect to the Borrower, the Lender shall immediately notify the Agent of such occurrence, and the Agent shall notify all other Lenders of the occurrence of such events. In cases where the events set forth in paragraph 1, item (v), if a Lender has become aware of the occurrence of such events, the Lender shall immediately notify the Borrower, other All Lenders, and the Agent of such occurrence.

Article 22 (Set-off, Exercise of Security Interest, and Sale by Private Contract)

(1)	When the Borrower is required to perform its obligations to an Agent or a Lender upon their due date, upon acceleration or otherwise, (a) the Agent or the Lender may set off the receivables it has against the Borrower under this Agreement against its deposit obligations, obligations under an insurance contact or other obligations owed to the Borrower whether or not such obligations are due and payable, regardless of paragraph 2 of Article 17, and (b) the Agent or the Lender may also omit giving prior notice and following established procedures, may take the deposited amount on behalf of the Borrower, and apply this amount to the payment of obligations. The interest, Break Funding Cost, default interest and others for the receivables and obligations involved in such a set-off or application to payment shall be calculated as such receivables and obligations ceasing to be effective on the day such calculation is made, the interest rate and default interest rate shall be in accordance with each agreement therefor, and the foreign exchange rate at the time such calculation is made, as reasonably determined by the Agent or the Lender, shall be applied.

(2)

The Borrower may, only if it is necessary for the Borrower to preserve its deposit receivables, receivables under an insurance contract, or any other receivables that it has against an Agent or a Lender that became due, set off such receivables against its obligations owed to the Agent or the Lender under this Agreement, regardless of Article 17, paragraph 2. In this case, the Borrower shall give written set-off notice to the Agent or the Lender and immediately submit to the Agent or the Lender the receivable certificates for the deposit receivables, receivables under an insurance contract or other receivables being set-off and the passbook impressed with the seal of the seal impression submitted. The interest, Break Funding Cost, default interest and others for receivables and obligations involved in such a set-off shall be calculated as such receivables and obligations ceasing to be effective on the day such set-off notice arrives, the interest rate and default interest rate shall be in accordance with each agreement therefor, and the foreign exchange rate at the time such calculation is made, as reasonably determined by the Agent or the Lender, shall be applied.

(3)

When the Borrower is required to perform its obligations to an Agent or a Lender when due or upon acceleration or otherwise, the Agent or the Lender may exercise its security interest regardless of Article 17, paragraph 2 (including the collection through any subrogation by property and the receipt by deed-in-lieu of performance (daibutsu bensai) or a private disposition of assets on which security interest is established; hereinafter, the “Exercise of Security Interest”).

(4)

Regardless of the provisions of Article 17, paragraph 2, the Borrower may give prior written notice to the Agent, make a sale by private contract (nin-i-baikyaku) for the assets subject to the security interest that have been granted in favor of an Agent or a Lender, pay the money received directly to the Agent or the Lender as the performance of obligations under this Agreement, or make the deed-in-lieu of performance (daibutsu bensai) for the assets subject to the security interest that have been granted in favor of the Agent or the Lender as the performance of obligations under this Agreement. Such payment shall be deemed as the performance of obligations under this Agreement.

(5)	If a set-off or application to repayment is effected pursuant to paragraph 1 or 2, if the security interest is exercised pursuant to paragraph 3, or if the assets subject to the security interest are sold by a private contract (nin-i-baikyaku) or incur the deed-in-lieu of performance (daibutsu-bensai), pursuant to paragraph 4, the Lender shall, for paragraphs 1 and 3, and the Borrower, for paragraphs 2 and 4, immediately notify the Agent of the details thereof. If any damage, loss, or expenses are incurred by the Lender or the Agent due to delay of such notice without any reasonable cause, either the Lender or the Borrower who has failed to give such notice shall bear such damages, etc.

Article 23 (Arrangements among Lenders and the Agent)

(1)

If the obligations of the Borrower owed to any of Lenders under this Agreement cease to be effective without following the provisions of Articles 17 and 18 (excluding the cases where a set-off or application to repayment is effected pursuant to paragraph 1 or 2 of the preceding Article) (hereinafter, such Lender referred to as the “Obligation Ceasing Lender”), unless otherwise set forth in this Agreement, All Lenders and the Agent shall make an arrangement among the Lenders and the Agent through the assignment of receivables or the receipt of the assignment of receivables pursuant to the following items, or other reasonable measures, so as to obtain the same results as the cases where the repayment is made pursuant to the provisions of Articles 17 and 18 and the obligations owed to the Agent and the Lender cease to be effective. If an approval of All Lenders and the Agent for such assignment of receivables or the receipt of the assignment of receivables, or other reasonable measures may not be obtained, All Lenders shall follow the measures determined by the Agent at its discretion. Notwithstanding this, if the assignment of receivables will be made as the details of the arrangement among the Lenders and the Agent set forth in this paragraph (including, but not limited to, the cases set forth in item 2 of this paragraph), the Lenders to become an Assignor of such receivables may refuse such assignment of receivables.

(i)

When assuming that the amount in relation to a cease to be effective of the obligations has been paid to the Agent at the time of the obligations cease to be effective pursuant to the provisions of Article 17, paragraph 1, the Agent shall specify the receivables the payment of which other Lenders and the Agent (hereinafter the “Other Lenders” in this paragraph) would be received pursuant to the provisions of Articles 17 and 18, and calculate the amount thereof.

(ii)

The Obligation Ceasing Lender shall purchase from such Other Lenders at the face value the receivables equivalent to the amount calculated by the Agent pursuant to the preceding item, which are the receivables of the Other Lenders specified by the Agent pursuant to the preceding item.

(iii)

If the purchase set forth in the preceding item is made, the Other Lenders who sold such receivables shall, at its own expense, notify the Borrower immediately after the assignment by a document bearing an incontrovertible date (kakutei-hizuke) pursuant to Article 467 of the Civil Code.

(2)

Regardless off the preceding paragraph, in case of the following provisions, the arrangement between the Lenders and the Agent set forth in the preceding paragraph shall not be made and only related Lenders shall receive the repayment.

	(i)	If the security interest is exercised by the Lender

(ii)

If the Lender receives any repayment of receivables it has against the Borrower under this Agreement with respect to its security interest as a result of any compulsory execution or exercise of security interest through a foreclosure by a third party

	(iii)	If the obligations under this Agreement cease to be effective as a result of a set-off or application to repayment pursuant to the provisions of paragraph 1 or 2 of the preceding Article

(iv)

Pursuant to the provisions of paragraph 4 of the preceding Article, a sale by private contract (nin-i-baikyaku) of the assets subject to the security interest have been granted in favor of a Lender as the secured party of the security interest is made and the money received is paid to directly to the Lender in order to perform the obligations under this Agreement, or the deed-in-lieu of performance (daibutsu-bensai) of the assets subject to the security interest have been granted in favor of a Lender as the secured party of the security interest is made and the obligations under this Agreement owed to the Lender cease to be effective

Article 24 (Right and Duties of the Agent)

(1)

The Agent shall, pursuant to the entrustment by All Lenders, perform the Agent Services and exercise rights for the benefit of All Lenders, and shall exercise the rights which, in the Agent’s opinion, are ordinarily necessary or appropriate, upon performing the Agent Services. The Agent shall not be liable for the duties other than those expressly specified in each provision of this Agreement, nor shall be liable for any non-performance of obligations by the Lenders under this Agreement. The Agent shall be an agent of the Lenders and, unless otherwise provided, shall never act as an agent of the Borrower.

(2)

The Agent may rely upon any communication, instrument and document (including the Drawdown Application to be received from the Borrower by facsimile pursuant to the provisions of Article 4, paragraph 1) that has been delivered between appropriate persons and has been signed or has the name and seal attached by such appropriate persons and believed by the Agent to be true and correct, and may act in reliance upon any written opinion or explanatory letter of experts appointed by the Agent within the reasonably necessary extent in relation to this Agreement.

(3)	The Agent shall perform its duties and exercise its authorities provided for in this Agreement with the due care of a good manager.

(4)

Neither the Agent nor any of its directors, employees or agents shall be liable to the Lenders for any acts or omissions conducted by the Agent pursuant to, or in connection with this Agreement, except for its or their willful misconduct or negligence.

The Lender shall jointly and severally indemnify the Agent for any and all liabilities, damages, losses and expenses (including, without limitation, any expenses paid to avoid or minimize any damages or losses and paid in order to recover any damages or losses (including attorney’s fees)) incurred by the Agent in the course of the performance of its duties under this Agreement, to the extent not reimbursed by the Borrower.

Notwithstanding this, if the Agent also acts as the Lender, the Lender excluding the Agent shall jointly and severally indemnify the Agent only for the amount outstanding after deducting the portion for which the Agent should contribute, calculated pursuant to the Agent’s Commitment Ratio (if any of the Lenders cannot perform the indemnity for which it is liable, the Agent’s Commitment Ratio shall be figured by dividing the Commitment Ratio of the Lenders, the Agent, by the aggregate of the Commitment Ratio of the Lenders other than such non-indemnifying Lenders).

(5)

If the Agent receives written instructions from the Majority Lenders, it conducts an act in accordance with such instructions unless they are illegal. In this case, the Borrower or the Lender is in no way liable for the results arising from the act.

(6)

Unless the Agent receives from the Borrower or the Lender a notice to the effect that there are events set forth in the items of Article 21, paragraphs 1 or 2 or an event constituting such events due to notices or the passage of time or due to the both, the Agent shall be deemed not to have known the existence of such events.

(7)

The Agent shall not be liable for the validity of this Agreement, nor shall guarantee any matters represented by the parties in this Agreement. The Lenders shall enter into, and conduct transactions contemplated in, this Agreement at its sole discretion by conducting investigations as to the necessary matters including creditworthiness of the Borrower on the basis of the documents, information and other data as it has deemed appropriate.

(8)

In cases where the Agent is also acting as a Lender, the Agent shall have the same rights and obligations as each other Lender, irrespective of the Agent’s obligations under this Agreement.  The Agent may engage in commonly accepted banking transactions with the Borrower other than under this Agreement. In this case, the Agent shall not be required to disclose to other Lenders the information (any information that has been disclosed to the Agent by the Borrower shall be, unless expressly identified as being made in relation to this Agreement, deemed obtained in relation to the transactions with the Borrower other than under this Agreement) in relation to the Borrower it has obtained through the transactions with the Borrower other than under this Agreement, nor shall the Agent be required to distribute to other Lenders any money it has received from the Borrower through transactions with the Borrower other than under this Agreement.

(9)	In cases where the Agent is also acting as a Lender, the calculation of the amounts to be distributed to each Lender pursuant to the provisions of Article 18 shall be made in accordance with the following: (i) for amounts to be distributed to each Lender other than the Agent, any amount less than one yen shall be rounded down, and (ii) for amounts to be distributed to a Lender who is also appointed as the Agent shall be the amount obtained by subtracting the aggregate of the amounts distributed to other Lenders from the aggregate of the amounts to be distributed to All Lenders.

(10)	Except for the cases under the preceding paragraph, all calculations of fractions less than one yen that are required under this Agreement shall be made in the manner the Agent deems appropriate.

(11)

The determination of the rate, Interest Calculation Period, and repayment date that are contained the notice given by the Agent to the Borrower or the Lender, as well as other determinations and the amount payable under this Agreement, shall bind on the Borrower and the Lender as having been definite unless there is a clear error.

(12)

If the Agent receives any notice from the Borrower which is required to be given to each Lender in relation to this Agreement, the Agent shall immediately inform All Lenders of the details of such notice, or if the Agent receives any notice from a Lender which is required to be given to the Borrower or other Lenders in relation to this Agreement, the Agent shall immediately inform the Borrower or All Lenders, as the case may be, of the details of such notice. The Agent shall make any documents, which the Agent has obtained from the Borrower and has kept, available for review by a Lender during the ordinary business hours.

Article 25 (Designation and Dismissal of the Agent)

(1)	The resignation of the Agent shall follow the procedures described below:

(i)

The Agent may resign its position as the Agent by giving written notice to All Lenders and the Borrower; provided, however, that such resignation shall not become effective until a successor Agent is appointed and such successor accepts such appointment.

(ii) If the Agent gives notice pursuant to the preceding item, the Majority Lender(s) may appoint a successor Agent upon obtaining consent from the Borrower.

(iii)

If a successor Agent is not appointed by the Majority Lender(s) within 30 days (including the same day of notice) after the notice of resignation is given as described in item (i) above, or if the entity being appointed by the Majority Lender(s) as a successor Agent does not accept its assumption of the office of the Agent, the Agent in office at that time shall, upon obtaining consent form the Borrower, appoint a successor Agent on behalf of the Majority Lender(s).

(2)	The dismissal of the Agent shall follow the procedures described below:

(i)

The Majority Lender(s) may dismiss the Agent by giving written notice thereof to each of the other Lenders, the Borrower, and the Agent; provided, however, that such dismissal shall not become effective until a successor Agent is appointed and such successor accepts such appointment.

	(ii)	If the Majority Lender(s) gives notice pursuant to the preceding item, the Majority Lender(s) may appoint a successor Agent upon obtaining consent from the Borrower.

(3)

If the entity appointed as the successor Agent pursuant to paragraph 1 or the preceding paragraph accepts the assumption of the office, the former Agent shall deliver to the successor Agent all documents and the materials it has kept as the Agent under this Agreement, and shall give all the support necessary for the successor Agent to perform the duties of the Agent under this Agreement.

(4)

The successor Agent shall succeed to the rights and obligations of the former Agent under this Agreement, and the former Agent shall, at the time of the assumption of office by the successor Agent, be exempted from all of its obligations as the Agent; provided, however, that the provisions of this Agreement relevant to any actions (including omissions) conducted by the former Agent during the period it was in office shall remain in full force and effect.

Article 26 (Clarification of the Intention of the Majority Lender(s))

(1)	The clarification of the intention of the Majority Lender(s) shall follow the procedures described below:

(i)

If a Lender deems that any event which requires the instructions of the Majority Lender(s) in this Agreement has occurred, such Lender may give notice to the Agent to request the clarification of the intention of the Majority Lender(s).

	(ii)	The Agent shall, upon receipt of a notice described in the preceding item, immediately give to All Lenders notice to seek the clarification of the intention of the Majority Lender(s).

	(iii)	The Lender shall, upon receipt of the notice described in the preceding item, make its decision on the relevant event and inform the Agent of such decision within five Business Days after the receipt.

(iv)

If a decision of the Majority Lender(s) is made pursuant to the preceding three items, the Agent shall immediately notify the Borrower and All Lenders of such decision as the instruction by the Majority Lender(s).

(2)

If the Agent deems that any event which requires the clarification of the intention of the Majority Lender(s) occurs, other than in the case of the preceding paragraph, the Agent may give to All Lenders notice to seek such clarification. In such case, procedures to be taken after giving the notice shall follow the provisions of items (iii) and (iv) of the preceding paragraph.

Article 27 (Amendment to this Agreement)

(1)	This Agreement may not be amended except as agreed in writing by the Borrower, All Lenders, and the Agent.

Article 28 (Assignment of this Agreement)

(1) The Borrower may not assign to any third party its status as a party or its rights and obligations under this Agreement, unless All Lenders and the Agent give their prior consent in writing.

(2)

Prior to the termination of the Lending Obligations and if all other Lenders, the Borrower and the Agent give their prior consent in writing (except for the assignments of the Loan Receivables set forth in Articles 23 or 29) and all requirements described in the items below are fulfilled, a Lender may assign to any third party its status as a party to this Agreement, or all of its rights and obligations associated therewith (the assignment of any part of the rights and obligations under this Agreement is not allowed) (hereinafter in this Article, a Lender which made such assignment as an “Assigning Lender” and which accepted such assignment as a “Successive Lender”). In this case, the Assigning Lender and the Successive Lender shall, under joint names, send to the Agent the Status Assignment Notice in the form shown in Appendix 6 attached to this Agreement, with a copy of a written consent of the Agent attached. The Borrower and the Agent may not unreasonably withhold their consent, and the Agent, upon such assignment, shall notify All Lenders of such assignment.

(i) If the Loan Receivables, or other Assigning Lenders’ receivables from the Borrower set forth in this Agreement are assigned to the Successive Lender by the said assignment, the Borrower’s consent shall include the consent of the assignment of such receivables (if any) and bear an incontrovertible date (kakutei-hizuke) as of the date of the assignment.

(ii) The Successive Lender shall be the Qualified Assignee.

(iii) No withholding tax or other taxes arise from any assignment, and there will be no increase in the amount of the Borrower’s interest expense payable to the Successive Lender pursuant to the provisions of Article 17, paragraph 5 (except for any assignment of the status to a foreign Subsidiary or Affiliate due to any revocation of the Lender’s lending business in Japan).

(3)

All expenses incurred from the assignment set forth in the preceding paragraph shall be borne by the Assigning Lender. The Assigning Lender shall pay to the Agent, by the actual date of such assignment, the amount of 500,000 yen together with applicable consumption tax and local consumption tax, as consideration for administrative duties performed in connection with the assignment.

Article 29 (Assignment of Loan Receivables, etc.)

(1)

Unless otherwise specified in this Agreement, after the Landing Obligations terminate and if all requirements described in the items below are satisfied, the Lender may assign all of Loan Receivables (the assignment of a portion of the Lending Obligations is not allowed) in relation to any of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan) as well as any and all part of its rights and obligations associated therewith and other status as a party under this Agreement. The Assignor and the Assignee shall perfect the assignment against the third parties and the obligor regarding the assignment of receivables promptly after the assignment as of the date of the assignment. In this case, the Assignor and Assignee shall, under their joint name, immediately notify the Agent of the fact that such assignment was made. Such notice shall be given by sending to the Agent the Receivables Assignment Notice in the form set forth in Appendix 7 attached to this Agreement. Other All Lenders, the Borrower, and the Agent shall agree such assignment in advance. In this case, the Assignee shall be treated as a Lender upon applying each provision in relation to the Loan Receivables as well as any and all part of its rights and obligations associated therewith and other status as a party under this Agreement.

(i)

The Assignee agrees that the Loan Receivables it has succeeded to as well as any and all part of its rights and obligations associated therewith and other status as a party under this Agreement shall be bound upon by each provision in relation to the Loan Receivables under this Agreement as well as any and all part of its rights and obligations associated therewith and other status as a party under this Agreement.

	(ii)	The Assignee shall be the Qualified Assignee.

(iii)

No withholding tax or other taxes arise from the assignment, and there will be no increase in the amount of the Borrower’s interest expense payable to the Assignee (except for any assignment to a foreign Affiliate due to any revocation of the Lender’s lending business in Japan).

(2)

All expenses incurred from the assignment set forth in the preceding paragraph shall be borne by the Assignor. The Assignor shall pay to the Agent, by the actual date of such assignment, the amount of 500,000 yen together with applicable consumption tax and local consumption tax, as consideration for administrative duties performed in connection with the assignment.

Article 30 (Collection from Third Party)

(1)

The Borrower shall not, on or after the date of this Agreement, consign any third party to guarantee (including any guarantee by property) the Borrower’s performance of its debt obligations under this Agreement, nor shall the Borrower make any third party assume its debt obligations under this Agreement, unless it obtains prior written consent from the Agent and All Lenders.

(2)

Only if all requirements set forth in the following items in relation to the repayment of Borrower’s obligations owed to a third party (regardless of whether the third party is a person (including a guarantor and a guarantor by property) who has due interest to repay the Borrower’s obligations under this Agreement) under this Agreement are satisfied (in case of the repayment by the money received from the exercise of security interest established by a guarantee by property, a sale by private contract (nin-i-baikyaku) of the assets subject to the security interest established by a guarantor by property, and the deed-in-lieu of performance (daibutsu-bensai) of the assets subject to the security interest established by a guarantor by property, the case where only requirements set forth in item (i)), the Lender may receive such repayment. If the Lender receives the repayment from a third party pursuant to the provisions of this paragraph, such Lender, under joint names with the third party, and the Borrower, under its single name, shall notify the Agent of the fact of the repayment immediately. In respect to the receipt of repayment in accordance to this paragraph, the provisions of Article 17, paragraph 2 shall not apply, and in respect to a cease to be effective of the obligations under this Agreement, no arrangement among the Lenders and the Agent set forth in Article 23, paragraph 1 shall be made.

(i)

When the third party exercise the right for recourse and the receivables obtained by subrogating the Lender as a result of such repayment, the said right for recourse and the receivables obtained by the subrogation shall be treated as the receivables in relation to such repayment, and to the extent thereof, the provisions under this Agreement shall bind on the third party. The third party shall approve in writing to that effect and submit the written approval to the Agent for the Lender and the Agent.

(ii)	The third party shall be the Qualified Assignee, and neither a Borrower’s Subsidiary or Affiliate nor the Borrower is a Subsidiary or an Affiliate of such third party.

(iii)

If the repayment is a repayment of obligations pertaining to the Loan Receivables in relation to any of Each Individual Loan (on and after the Individual Loan Integration Date, Each Loan), such Loan Receivables shall be repaid in full.

(iv)

No withholding tax or other taxes arise from any such obtainment by subrogation, and there will be no increase in the amount of the Borrower’s interest expense payable to the third party pursuant to the provisions of Article 17, paragraph 5.

In the case of any exercise of the right for recourse or any obtainment by subrogation of the Loan Receivables by the third party, such obtainment of the right for recourse or such obtainment by subrogation shall be considered the assignment of the Loan Receivables pursuant to the provisions of the preceding paragraph, and the provisions of paragraph 2 of the same Article shall apply.

Article 31 (Termination of this Agreement)

If any of the events described in the items below occur, All Lenders’ Lending Obligations shall cease to be effective. In this case, if the events set forth in item 2 of this Article occur, the Borrower shall immediately pay all of its obligations under this Agreement in accordance with the provisions of Article 17. Until the Borrower completely pays all of its obligations under this Agreement, the relevant clauses of this Agreement shall survive in full force and effect.

(i)	If the Commitment Due Date lapses

(ii)	If the obligations of the Borrower become due and payable pursuant to Article 21

(iii)	If the Borrower terminates the Lending Obligations pursuant to the provisions of Article 2, paragraph 5

(iv) If the Total Unused Commitment Amount become zero

Article 32 (General Provisions)

(1)	Confidentiality Obligations

The Borrower shall raise no objection to the disclosure of information set forth in each item below:

(i)

If the notice of refusal to make an Individual Loan has been given pursuant to the provisions of Article 7, paragraph 1, or if any of the events described in the items of Article 21, paragraph 1 or 2 have occurred, or an event constituting such events due to notices or the passage of time or the both has occurred, or if the clarification of the intention of the Majority Lenders has been required pursuant to the provisions of Article 26, the Agent and a Lender may disclose any information with regard to the Borrower or the transaction with the Borrower, which either party has obtained through this Agreement or an agreement other than this Agreement, to the extent reasonably required.

(ii)

Upon the assignment of status pursuant to Article 28 or the assignment of Lending Obligations, etc. pursuant to Article 29, a Lender may disclose any information with regard to this Agreement to the Assignee (including the Successive Lender set forth in the provisions of Article 28) or a person considering becoming an Assignee (including an intermediary of such assignment), on the condition that those persons agree to be bound by the confidentiality obligations. The information with regard to this Agreement in this item shall mean any information regarding the Borrower’s credibility that has been obtained in connection with this Agreement, any information regarding the contents of this Agreement and other information incidental thereto, and any information regarding the contents of the Lending Obligations, etc. to be assigned and other information incidental thereto, and shall not include any information regarding the Borrower’s credibility that has been obtained in connection with any agreement other than this Agreement.

(2)	Risk Bearing; Exemption, Compensation, and Indemnification

(i)

If any documents furnished by the Borrower to the Agent or each Lender have been lost, destroyed, or damaged for any unavoidable reasons such as incidents or natural disasters, the Borrower shall, upon consultation with the Agent, perform its obligations under this Agreement based on the records, such as books and vouchers, of the Lender or the Agent.  The Borrower shall, upon request of the Agent or a Lender through the Agent, forthwith prepare substitute documents and furnish them to the Agent or the Lender through the Agent.

(ii)

If each Lender or the Agent performs transactions after comparing, with due care, the seal impression of the representative and agent of the Borrower to be used for the transactions in relation to this Agreement with the seal impression submitted by the seal submitted by the Borrower in advance, the Borrower shall bear any damages, loss or expenses incurred as a result of an event such as forgery, alteration, or theft of seal.

(iii)

The Borrower shall bear any damages, loss and expenses arising with respect to a Lender or the Agent as a result of the Borrower’s breach of this Agreement or as a result of a Lender not performing or performing indemnity pursuant to the provisions of Article 24, paragraph 4.

(3)	Severability

Should any provision which constitutes a part of this Agreement be held null, illegal, or unable to perform compulsorily, validity, legality and possibility of compulsory performance of all other provisions shall in no way be prejudiced or affected.

(4)	Relation with the Bank Transactions Agreement and Other Agreements

If any inconsistency is found between the provisions of this Agreement, and those of the Agreement on Bank Transactions or other comprehensive agreements on financial transactions (hereinafter in this paragraph, the “Transactions Agreements”) separately submitted by the Borrower or made and entered into by and between the Borrower and a Lender in relation to transactions under this Agreement, the provisions of this Agreement shall supersede those of the Transactions Agreements, and if the matters not set forth in this Agreement are set forth in such Transactions Agreements, the provisions of such Transactions Agreement shall apply to the said matters.

(5)	Notices

(i)

Any notice under this Agreement shall be made in writing expressly stating that it is made for the purpose of this Agreement, and given by any of the methods described in (a) through (d) below to the address of the receiving party described in Appendix 1 attached to this Agreement. Each party to this Agreement may change its address by giving notice thereof to the Agent.

(a) Personal delivery;

(b) Registered mail or courier service;

(c) Transmission by facsimile, or

(d) E/X (only for any notice among Lenders and the Agent)

(ii)

The notice pursuant to the preceding item shall be deemed to have been delivered at the time, in the case of transmission by facsimile, when receipt of facsimile is confirmed at the facsimile of the sender, and in the case of any other methods, when actually received.

(6)	Changes in Notified Matters

(i)

In the case of changes in the matters of which a Lender or the Borrower notified to the Agent, such as the trade name, company name, representative, agent, signature, seal, or address, the Lender and the Borrower shall immediately notify the Agent of such changes in writing.

(ii) If notice given under this Agreement is delayed or not delivered as a result of the failure to notify as described in the preceding item, such notice shall be deemed to have arrived at the time when it should have normally arrived.

(7)	Fund Transfer

Fees, etc. in relation to the payment under this Agreement to be paid by any of parties of this Agreement to any of other parties of this Agreement shall be borne by the party who makes payment.

(8)	Calculation

Unless otherwise expressly provided for with respect to any calculation under this Agreement, all calculation shall be inclusive of first day and exclusive of last day, on a per diem basis assuming that there are 365 days per year, wherein the division shall be done at the end of the calculation, and fractions less than one yen shall be rounded down.

(9)	Preparation of the Notarized Deed

The Borrower shall, at any time upon the request of the Agent or a Majority Lender, take the necessary procedures to entrust a notary public to execute a notarized deed in which the Borrower acknowledges its indebtedness under this Agreement and agrees to compulsory execution with regard thereto. Expenses in respect to the preparation of such notarized deed shall be borne by the Borrower.

(10)	Governing Law and Jurisdiction

This Agreement shall be governed by the laws of Japan, and the Tokyo District Court shall have the non-exclusive jurisdiction over any disputes arising in connection with this Agreement.

(11)	Language

This Agreement shall be prepared in the Japanese language and the Japanese language version shall be deemed the original copy.

(12)	Consultation

Any matters not provided for in this Agreement, or in the case of any doubt among the parties with respect to the interpretation, the Borrower and the Lenders shall consult through the Agent and shall determine the response therefor.

IN WITNESS WHEREOF, the representatives or their agent of the Borrower, each Lender, and the Agent have caused this Agreement to be signed and sealed in one copy, and the Agent shall retain the same. The Lender and the Borrower shall receive a copy thereof from the Agent.

September 27, 2011

Revenue	Borrower:
stamp

illegible signature
(UBIC, Inc.)

Lender and Agent

illegible signature
(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Lender

illegible signature
(The Bank of Yokohama, Ltd.)

Lender

illegible signature
(Sumitomo Mitsui Banking Corporation)

Lender

illegible signature
(Resona Bank, Limited)

Appendix 1 (List of Parties)

List of Parties

1. Borrower

Trade name/Company name	UBIC, Inc.
Address	2-12-23, Kounan, Minato ward, Tokyo
Contact	Meisan Takahama building, Seventh floor, 2-12-23, Kounan, Minato ward, Tokyo 108-0075, Japan Administration Department Tel: 03-5463-6344 Fax: 03-5463-6345

2. Agent

Trade name/Company name	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Address	2-7-1, Marunouchi, Chiyoda-ku, Tokyo
Contact	1-1-1, Otemachi, Chiyoda-ku, Tokyo 100-8114, Japan Administration Office, Syndicated Finance Division Tel: 03-5252-0446 Fax: 03-5252-5941

3. Lenders

(1)

Trade name/Company name	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Address	2-7-1, Marunouchi, Chiyoda-ku, Tokyo
Loan office	Shinagawa-Ekimae Branch
Contact	2-16-2, Kounan, Minato-ku, Tokyo 108-0075, Japan Corporate Banking Division 1, Shinagawa-Ekimae Branch Tel: 03-6716-1010 Fax: 03-6716-1012
Commitment amount	300 million yen

(2)

Trade name/Company name	The Bank of Yokohama, Ltd.
Address	3-1-1, Minatomirai, Nishi-ku, Yokohama-shi, Kanagawa pref. 220-8611, Japan
Loan office	Tamachi Branch
Contact	3-13-1, Shibaura, Minato-ku, Tokyo 108-0023, Japan Tamachi Branch Tel: 03-3452-9441 Fax: 03-3452-9447
Commitment amount	200 million yen

(3)

Trade name/Company name	Sumitomo Mitsui Banking Corporation
Address	1-1-2, Marunouchi, Chiyoda-ku, Tokyo
Loan office	Gotanda Corporate Banking Department
Contact	1-4-10, Higashi-Gotanda, Shinagawa-ku, Tokyo 141-0022, Japan Gotanda Corporate Banking Department Tel: 03-3443-6617 Fax: 03-3442-7914
Commitment amount	100 million yen

(4)

Trade name/Company name	Resona Bank, Limited
Address	2-2-1, Bingo-Machi, Chuo-ku, Osaka-shi, Osaka
Loan office	Shinagawa Branch
Contact	5-6-6, Minami-Shinagawa, Shinagawa-ku, Tokyo 140-0004, Japan Public Relations Division, Shinagawa Branch
Tel: 03-3492-5918 Fax: 03-3779-0265
Commitment amount	100 million yen

EXHIBIT 21.1

Subsidiaries of UBIC Inc.

UBIC Korea Inc.

UBIC North America, Inc.

UBIC Patent Partners Inc.

UBIC Risk Consulting KK

UBIC Taiwan Inc.